

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

September 8, 2015

Via E-mail
Somsak Chivavibul
President and Chief Financial Officer
Navient Funding, LLC
2001 Edmund Halley Drive
Reston, VA 20191

>   **Re: Navient Funding, LLC**
>   **Amendment No. 2 to**
>   **Draft ABS Registration Statement on Form SF-3**
>   **Submitted August 20, 2015**
>   **CIK No. 0000949114**

Dear Mr. Chivavibul:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement to ABSDrafts@sec.gov as a text-searchable PDF or publicly filing your registration statement on EDGAR. All e-mailed amendment submissions must be accompanied by a marked copy as a text-searchable PDF. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Please note that all draft registration statements, comment letters, and company response letters will be made publicly available on EDGAR after completion of our review and posting may be in advance of your anticipated effective date.

The Review Process, page 119

1.   We note your disclosure that "at least 5% of the outstanding aggregate principal balance of the notes ('Requesting Noteholders')" may initiate a vote for an asset representations review. We further note your disclosure on page 96 that, "[a]ll references in this prospectus to actions by holders of notes in book-entry form refer to actions taken by

DTC, Clearstream, Luxembourg or Euroclear…" Please revise your disclosure to make clear that investors (i.e., beneficial owners) will be able to initiate a vote for an asset representations review. Please make conforming changes throughout the document where applicable.

2.   We note your disclosure that "the related Form 10-D filing will specify the applicable voting procedures…" Please revise your disclosure to provide the voting procedures, including how a vote through DTC will occur.

3.   We note that you have removed the disclosure indicating that the reviewer has the ability to perform additional tests that it deems reasonable and appropriate in determining whether the ARR loans were Eligible Guaranteed Student Loans. We further note on page 121that the reviewer will not be required to "make any determination regarding the sufficiency of such procedures." This language appears to serve a disclaimer of the asset reviewer's responsibility. As we noted in prior comment 7, the registrant and the asset representations reviewer must determine that the scope of the asset representations review is sufficient to demonstrate compliance with the representations and warranties. Please revise the disclosure to remove the disclaimer and confirm supplementally that the procedures set forth in the asset representation reviewer agreement will be sufficient for the asset representations reviewer to determine if a loan has failed to comply with a representation or warranty. General Instruction I.B.1(b) of Form SF-3 states, in part, that the "asset representations reviewer shall be responsible for reviewing the underlying assets for compliance with the representations and warranties."

4.   We also note your statement on page 121 that "[i]t is not certain whether these procedures will be sufficient to ascertain the breach of any particular representation or warranty." Under the asset review shelf provision, the reviewer shall not be responsible for determining whether noncompliance of a representation or warranty constitutes a breach. Please revise accordingly.

5.   We note your revised disclosure in response to prior comment 9 that if the indenture trustee does not make a breach determination that the servicer or depositor, as applicable, will take the reviewer's report "under advisement in determining the appropriate course of action." Please revise to clarify what you mean by the servicer or depositor "will take the review under advisement in determining the appropriate course of action of any repurchase request." In doing so, please also specify whether the servicer or depositor will make a breach determination if the indenture trustee does not make such a determination.

[Voting Rights for Notes Owned By Transaction Parties], page 139

6.   We note your disclosure indicating that notes held by the depositor, the sponsor, or its majority-owned affiliate "will not, however, have any voting or consent rights of noteholders under the indenture or any other transaction document and such notes shall not be counted as outstanding for purposes of determining whether a particular

percentage of notes has voted or consented on any matter." Please clarify whether such notes will in fact have voting and consent rights but simply will not be counted as outstanding when held by the depositor, the sponsor, or its majority-owned affiliate. The disclosure could be interpreted to mean notes that were initially held by the depositor or sponsor for risk retention but later sold to a non-affiliate after the risk retention requirements sunset would not have any of the voting or consent rights as other notes of the same class have.

Credit Risk Retention, page 145

7.   We note your disclosure on page 150 that the sponsor believes that the inputs and assumptions described include the inputs and assumptions that could have a significant impact on the fair value calculation or a prospective noteholder's ability to evaluate the sponsor's fair value calculations. Please revise to specify that the sponsor has described all inputs and assumptions that could have a material impact on the fair value calculation or would be material to a prospective investor's ability to evaluate the sponsor's fair value calculation. Refer to Rule 4(c)(1)(F) of Regulation RR.

        Please contact Folake Ayoola, Senior Counsel, at (202) 551-3308 or me at (202) 551-3731 with any other questions.

                                        Sincerely,

                                        /s/ M. Hughes Bates

                                        M. Hughes Bates
                                        Special Counsel
                                        Office of Structured Finance

cc: Reed D. Auerbach, Esq.
        Morgan Lewis & Bockius LLP

        Steve Levitan, Esq.
        Morgan Lewis & Bockius LLP

September 21, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Folake Ayoola and M. Hughes Bates

Re: Navient Funding, LLC
Draft ABS Registration Statement on Form SF-3
CIK No. 0000949114

Dear Ms. Ayoola and Mr. Bates:

On February 19, 2015 (the "Initial Submission Date"), our client, Navient Funding, LLC (the "Company"), delivered to the staff of the Securities and Exchange Commission (the "Commission") a draft Registration Statement on Form SF-3 (the "Original Registration Statement"), including the draft form of prospectus for use in offering a series of asset-backed notes (the "Prospectus") and certain exhibits (the "Exhibits" and, together with the Prospectus, the "Documents"). On March 31, 2015, we received a letter containing your comments (the "Initial Comments") to the Documents. On May 6, 2015, we submitted, on behalf of the Company, (i) the Company's responses to the Initial Comments, (ii) the revised draft of the Original Registration Statement (the "First Revised Registration Statement") and (iii) the revised Prospectus (the "First Revised Prospectus" and, together with the Revised Registration Statement, the "First Revised Documents"). On June 2, 2015, we received a letter containing further comments (the "Second Comments") to the First Revised Documents. On August 20, 2015, we submitted, on behalf of the Company, (i) the Company's responses to the Second Comments, (ii) the revised draft of the First Registration Statement (the "Revised Registration Statement"), (iii) the revised First Revised Prospectus (the "Second Revised Prospectus" and, together with the Revised Registration Statement, the "Revised Documents") and (iv) corresponding revisions to the Exhibits. On September 8, 2015, we received a letter containing further comments (the "Comments") to the Revised Documents. Submitted below, on behalf of the Company, are the Company's responses (the "Responses") to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response. Some Responses include references to page numbers within the revised Prospectus (the "Third Revised Prospectus"); all page references in this letter are to the version of the Third Revised Prospectus provided to you herewith.

The Review Process, page 119

1. ***Comment:***

We note your disclosure that "at least 5% of the outstanding aggregate principal balance of the notes ('Requesting Noteholders')" may initiate a vote for an asset representations review. We further note your disclosure on page 96 that, "[a]ll references in this prospectus to actions by holders of notes in book-entry form refer to actions taken by DTC, Clearstream, Luxembourg or Euroclear..." Please revise your disclosure to make clear that investors (i.e., beneficial owners) will be able to initiate a vote for an asset representations review. Please make conforming changes throughout the document where applicable.

Response:

We respectfully direct your attention to page 96 of the Third Revised Prospectus, where we have revised the language to state "[a]ll references in this prospectus to actions by holders of notes in book-entry form refer to actions taken by DTC, Clearstream, Luxembourg or Euroclear, as the case may be, upon instructions from its respective participating organizations acting at the direction of the beneficial owners of the notes."

2. *Comment:*

We note your disclosure that "the related Form 10-D filing will specify the applicable voting procedures..." Please revise your disclosure to provide the voting procedures, including how a vote through DTC will occur.

Response:

We respectfully direct your attention to the second paragraph under "Asset Representations Review—The Review Process" on pages 119 to 120 of the Third Revised Prospectus, where we have revised the language to provide further specificity on the voting procedures.

3. *Comment:*

We note that you have removed the disclosure indicating that the reviewer has the ability to perform additional tests that it deems reasonable and appropriate in determining whether the ARR loans were Eligible Guaranteed Student Loans. We further note on page 121 that the reviewer will not be required to "make any determination regarding the sufficiency of such procedures." This language appears to serve a disclaimer of the asset reviewer's responsibility. As we noted in prior comment 7, the registrant and the asset representations reviewer must determine that the scope of the asset representations

review is sufficient to demonstrate compliance with the representations and warranties. Please revise the disclosure to remove the disclaimer and confirm supplementally that the procedures set forth in the asset representation reviewer agreement will be sufficient for the asset representations reviewer to determine if a loan has failed to comply with a representation or warranty. General Instruction I.B.1(b) of Form SF-3 states, in part, that the "asset representations reviewer shall be responsible for reviewing the underlying assets for compliance with the representations and warranties."

Response:

We respectfully direct your attention to the last paragraph of "Asset Representations Review—The Review Process" on pages 121 to 122 of the Third Revised Prospectus, where we have (i) removed the language stating that the asset representations reviewer will not be required to "make any determination regarding the sufficiency of such procedures for any particular review", and (ii) clarified that the procedures were designed by the Company to determine whether the ARR Loan was in compliance with the relevant representations and warranties as of the cut-off date.

4. ### Comment:

We also note your statement on page 121 that "[i]t is not certain whether these procedures will be sufficient to ascertain the breach of any particular representation or warranty." Under the asset review shelf provision, the reviewer shall not be responsible for determining whether noncompliance of a representation or warranty constitutes a breach. Please revise accordingly.

Response:

We respectfully direct your attention to the last paragraph of "Asset Representations Review—The Review Process" on pages 121 to 122 of the Third Revised Prospectus, where we have removed the statement that "[i]t is not certain whether these procedures will be sufficient to ascertain the breach of any particular representation or warranty."

5. ### Comment:

We note your revised disclosure in response to prior comment 9 that if the indenture trustee does not make a breach determination that the servicer or depositor, as applicable, will take the reviewer's report "under advisement in determining the appropriate course of action." Please revise to clarify what you mean by the servicer or depositor

> *"will take the review under advisement in determining the appropriate course of action of any repurchase request." In doing so, please also specify whether the servicer or depositor will make a breach determination if the indenture trustee does not make such a determination.*

Response:

We respectfully direct your attention to the sixth paragraph under "Asset Representations Review—The Review Process" on page 121 of the Third Revised Prospectus, where we have revised the language to state that "[i]f the indenture trustee does not make such determination, the depositor will review the asset representation reviewer's report and the relevant evidence and make a determination whether any such non-compliance of any representation constitutes a breach of the applicable agreement."

We have also revised the related asset representation reviewer's report information in the form of Administration Agreement, which will be filed with any registration statement filed by the Company. The following language will be added Section 10.1(d) of the form of Administration Agreement to describe the rights and obligations of the indenture trustee and depositor described above with respect to any asset representation reviewer's report and the Form 10-D filed with respect thereto:

"If such report indicates non-compliance with any representation, such Form 10-D will alert Noteholders of their ability to notify the Indenture Trustee that they consider such non-compliance to be a breach of the applicable agreement. The Indenture Trustee may, and at the written direction of Noteholders evidencing a majority of the Outstanding Amount of all of the Notes will, make such a determination regarding whether any such non-compliance constitutes such a breach. If the Indenture Trustee does not make such determination within 90 days of the filing of the applicable Form 10-D, the Depositor will review the Asset Representation Reviewer's report and the relevant evidence and make a determination whether any such non-compliance of any representation constitutes a breach of the applicable agreement."

 [Voting Rights for Notes Owned By Transaction Parties], page 139

6. **_Comment:_**

> *We note your disclosure indicating that notes held by the depositor, the sponsor, or its majority-owned affiliate "will not, however, have any voting or consent rights of noteholders under the indenture or any other transaction document and such notes shall not be counted as*

outstanding for purposes of determining whether a particular percentage of notes has voted or consented on any matter." Please clarify whether such notes will in fact have voting and consent rights but simply will not be counted as outstanding when held by the depositor, the sponsor, or its majority-owned affiliate. The disclosure could be interpreted to mean notes that were initially held by the depositor or sponsor for risk retention but later sold to a non-affiliate after the risk retention requirements sunset would not have any of the voting or consent rights as other notes of the same class have.

Response:

We respectfully direct your attention to page 139 of the Third Revised Prospectus, where we have revised the relevant language as follows:

"For so long as such notes are held by the depositor, the sponsor or its majority-owned affiliate, as applicable, to satisfy the credit risk retention rules, such notes will not, however, have any voting or consent rights of noteholders under the indenture or any other transaction document and such notes shall not be counted as outstanding for purposes of determining whether a particular percentage of notes has voted or consented on any matter. Any subsequent holder of such notes would possess all voting and consent rights applicable to such class or classes of notes."

Credit Risk Retention, page 145

7. ***Comment:***

We note your disclosure on page 150 that the sponsor believes that the inputs and assumptions described include the inputs and assumptions that could have a significant impact on the fair value calculation or a prospective noteholder's ability to evaluate the sponsor's fair value calculations. Please revise to specify that the sponsor has described all inputs and assumptions that could have a material impact on the fair value calculation or would be material to a prospective investor's ability to evaluate the sponsor's fair value calculation. Refer to Rule 4(c)(1)(F) of Regulation RR.

Response:

We respectfully direct your attention to page 150 of the Third Revised Prospectus, where we have revised the relevant language to state "[t]he inputs and assumptions described above include all inputs and assumptions that could reasonably be expected to have a material impact on the fair value

calculation or would be material to a prospective investor's ability to evaluate the sponsor's fair value calculation."

[Remainder of Page Intentionally Left Blank]

Should you have any further questions or comments please contact me at 212-309-6200 or my partner Steve Levitan at 212-309-6910.

Regards,

/s/ Reed D. Auerbach

Reed D. Auerbach

cc: Rachel George, Esq.
        Christian Ameri, Esq.
        Navient Funding, LLC

As filed with the Securities and Exchange Commission on September 21, 2015

Registration No. 333-[_____]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM SF-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____

NAVIENT FUNDING, LLC

(Exact names of registrant as specified in its charter)

Delaware	**6189**	**04-3480392**
(State or other jurisdiction of incorporation or organization)	**(Primary Standard Industrial Classification Code Number)**	**(I.R.S. employer identification no.)**

2001 Edmund Halley Drive
Reston, VA 20191
(703) 810-3000
(Address, including zip code, and telephone number, including area code,
of each registrant's principal executive offices)

Mark Heleen, Esquire
2001 Edmund Halley Drive
Reston, Virginia 20191
(703) 810-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Reed D. Auerbach, Esquire	**Cheryl Barnes, Esquire**
Morgan, Lewis & Bockius LLP	**Cadwalader, Wickersham & Taft LLP**
399 Park Avenue	**1201 F Street, N.W., Suite 1100**
New York, NY 10022	**Washington, D.C. 20004**
(212) 705-7000	**(202) 862-2200**

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered pursuant to Rule 415 under the Securities Act of 1933, , please check the following box: ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (1)
Student Loan-Backed Securities				

(1) This Form SF-3 registers an unspecified amount of securities of each identified class of securities. The issuer is relying on Rules 456(c) and 457(s).

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INTRODUCTORY NOTE

THIS REGISTRATION STATEMENT CONTAINS A FORM OF PROSPECTUS RELATING TO THE OFFERING BY NAVIENT STUDENT LOAN TRUSTS OF THE PARTICULAR SERIES OF FEDERALLY GUARANTEED STUDENT LOAN-BACKED SECURITIES DESCRIBED THEREIN.

In addition, if and to the extent required by applicable law, the Prospectus will also be used after the completion of the related offering in connection with certain offers and sales related to market-making transactions in the offered securities. In order to register under Rule 415 those securities which may be offered and sold in market-making transactions, the appropriate box on the cover page of the registration statement has been checked and the undertakings required by Item 512(a) of Regulation S-K have been included in Item 17 of Part II.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be borne by the registrant, other than the underwriting discounts and commissions:

SEC registration fee	$*
Legal fees and expenses	$**
Accounting fees and expenses	$**
Blue Sky fees and expenses	$**
Rating agency fees	$**
Eligible Lender Trustee fees and expenses	$**
Indenture Trustee fees and expenses	$**
Printing expenses	$**
Miscellaneous	$**
Total	$**

* Deferred in reliance on Rules 456(c) and 457(s).
** Estimated expenses are not presently known.

Item 13. Indemnification of Directors and Officers

Section 18-108 of the Delaware Limited Liability Company Act, as amended (6 Del. C. Section 18-101 et seq.), empowers a limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Section 20 of the Limited Liability Company Operating Agreement of Navient Funding, LLC, dated as of January 1, 2003, provides as follows:

(a) No Member, Officer, Manager, employee or agent of the Company and no employee, representative, agent or Affiliate of the Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions, *provided,* any indemnity under Section 20 of the Limited Liability Company Operating Agreement shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in Section 20 of the Limited Liability Company Operating Agreement .

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the

Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto, to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered Person. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Member to replace such other duties and liabilities of such Covered Person.

(f) The foregoing provisions of Section 20 of the Limited Liability Company Operating Agreement shall survive any termination of this Agreement.

Item 14. Exhibits The following is a complete list of exhibits filed as part of the registration statement.

Exhibit No.	Description of Document
1.1	Form of Underwriting Agreement for Notes*
1.2	Form of Pricing Agreement for Notes (included as Annex I to Exhibit 1.1)*
3.1	Form of Certificate of Trust for the Navient Student Loan Trusts (included as Exhibit B to Exhibit 4.2)*
3.2	Certificate of Formation of Navient Funding, LLC*
3.3	Limited Liability Company Operating Agreement of Navient Funding, LLC*
4.1	Form of Indenture**
4.2	Form of Amended and Restated Trust Agreement**
4.3	Form of SPE Seller Interim Trust Agreement*
4.4	Form of Navient Funding, LLC Interim Trust Agreement*
4.5	Form of Eligible Lender Trust Agreement*
5.1	Opinion of Morgan, Lewis & Bockius, LLP with respect to legality***
8.1	Opinion of Shearman & Sterling LLP with respect to tax matters***
8.2	Opinion of Richards, Layton & Finger, Delaware tax counsel with respect to certain Delaware tax matters***
23.1	Consent of Morgan, Lewis & Bockius, LLP (included as part of Exhibit 5.1)***
23.2	Consent of Shearman & Sterling LLP (included as part of Exhibit 8.1)***
23.3	Consent of Richards, Layton & Finger, Delaware tax counsel (included as part of Exhibit 8.2)***
24.1	Power of Attorney for Navient Funding, LLC*
25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of the Indenture Trustee****
99.1	Form of Master Terms Sale Agreement*
99.2	Form of Servicing Agreement**
99.3	Form of Navient CFC Master Terms Purchase Agreement*
99.4	Form of SPE Seller Master Terms Purchase Agreement*
99.5	Form of Administration Agreement**
99.6	Form of Asset Representations Review Agreement**
99.7	Form of Depositor Certification*

*   Previously submitted with the initial February 19, 2015 Form SF-3 submission

**   Previously submitted with the August 20, 2015 Form SF-3 submission

***   To be filed via pre-effective amendment.

**** To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act at the time of an offering of debt securities.

Item 17. Undertakings.

(a)   As to Rule 415: The registrant hereby undertakes:

     (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form SF-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the applicable registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

          Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form SF-3 and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (17 CFR 229.1100(c)).

     (2)   That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

     (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4)   That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser:

          (i)   If the registrant is relying on Rule 430D under the Securities Act of 1933, as amended:

          (A) Each prospectus filed by the applicable registrant pursuant to Rule 424(b)(3) and (h) under the Securities Act of 1933, as amended, shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

          (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) under the Securities Act of 1933, as amended, as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(x) under the Securities Act of 1933, as amended, for the purpose of providing the information required by section 10(a) of the Securities Act of 1933, as amended, shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D under the Securities Act of 1933, as amended, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the

registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

    (5) That, for the purpose of determining liability of the applicable registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the applicable undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser

    (6) If the registrant is relying on Rule 430D under the Securities Act of 1933, as amended, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rules 424(h) and 424D under the Securities Act of 1933, as amended.

(b) As to documents subsequently filed that are incorporated by reference: The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c) As to indemnification: Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in such Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(d) As to Rule 430A: The registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the

Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(e)   Undertaking in respect of qualification of Indentures under the Trust Indenture Act of 1939, as amended:

The registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Trust Indenture Act.

(f)   Undertaking in respect of filings regarding asset-backed securities incorporating by reference subsequent Exchange Act documents by third parties:

The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended, of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, State of Virginia on the 21st day of September, 2015.

NAVIENT FUNDING, LLC
   (Registrant)

By: _____
      Name: <u>Somsak Chivavibul</u>
      Title: President and Chief Financial
                Officer

Power of Attorney
NAVIENT FUNDING, LLC

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date
_/s/ Somsak Chivavibul__ Somsak Chivavibul*	President and Chief Financial Officer	September 21, 2015
_/s/ Somsak Chivavibul__ Ted A. Morris**	Manager	September 21, 2015

* Somsak Chivavibul is signing in his capacity as a Manager and as President and Chief Financial Officer of Navient Funding, LLC, and as an Executive Vice President of Navient Corporation (Navient Corporation is the sole member of Navient Funding, LLC).

** By: _____
        Somsak Chivavibul
        Attorney-in-Fact

EXHIBIT INDEX

.

Exhibit No.	Description of Document
1.1	Form of Underwriting Agreement for Notes*
1.2	Form of Pricing Agreement for Notes (included as Annex I to Exhibit 1.1)*
3.1	Form of Certificate of Trust for the Navient Student Loan Trusts (included as Exhibit B to Exhibit 4.2)*
3.2	Certificate of Formation of Navient Funding, LLC*
3.3	Limited Liability Company Operating Agreement of Navient Funding, LLC*
4.1	Form of Indenture**
4.2	Form of Amended and Restated Trust Agreement**
4.3	Form of SPE Seller Interim Trust Agreement*
4.4	Form of Navient Funding, LLC Interim Trust Agreement*
4.5	Form of Eligible Lender Trust Agreement*
5.1	Opinion of Morgan, Lewis & Bockius, LLP with respect to legality***
8.1	Opinion of Shearman & Sterling LLP with respect to tax matters***
8.2	Opinion of Richards, Layton & Finger, Delaware tax counsel with respect to certain Delaware tax matters***
23.1	Consent of Morgan, Lewis & Bockius, LLP (included as part of Exhibit 5.1)***
23.2	Consent of Shearman & Sterling LLP (included as part of Exhibit 8.1)***
23.3	Consent of Richards, Layton & Finger, Delaware tax counsel (included as part of Exhibit 8.2)***
24.1	Power of Attorney for Navient Funding, LLC*
25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of the Indenture Trustee****
99.1	Form of Master Terms Sale Agreement*
99.2	Form of Servicing Agreement**
99.3	Form of Navient CFC Master Terms Purchase Agreement*
99.4	Form of SPE Seller Master Terms Purchase Agreement*
99.5	Form of Administration Agreement**
99.6	Form of Asset Representations Review Agreement**
99.7	Form of Depositor Certification*

*   Previously submitted with the initial February 19, 2015 Form SF-3 submission
**   Previously submitted with the August 20, 2015 Form SF-3 submission
***   To be filed via pre-effective amendment.
****   To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act at the time of an offering of debt securities.

NAVIENT FUNDING, LLC (CIK Number: 0000949114) *DRAFT of SEPTEMBER 21, 2015*

This prospectus is subject to completion and amendment. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be a sale of the notes in any jurisdiction in which such offer, solicitation or sale would be unlawful. The definitive terms of the transaction described herein will be described in the final prospectus.

Subject to completion, dated [_________], [__], 2015



NAVIENT℠

Prospectus dated ________ __, 2015

$______________________

Navient Student Loan Trust 20[__]-[_]

Issuing Entity

(CIK Number: [_________])

Navient Funding, LLC

Depositor

(CIK Number: 0000949114)

Navient Solutions, Inc.

Sponsor, Servicer and Administrator

(CIK Number: 0001601725)

Student Loan-Backed Notes

On ________ __, 20__, the trust will issue:

Class	Principal	Interest Rate	Maturity
Class A-1 Notes	$	[__-month LIBOR plus] %	
Class A-2A Notes	$	[__-month LIBOR plus] %	
Class A-2B Notes	$	[___%]	
Class A-3 Notes	$	[__-month LIBOR plus] %	
Class B Notes	$	[__-month LIBOR plus] %	

The trust will make payments primarily from collections on a pool of [student loans made under the Federal Family Education Loan Program (FFELP)] [consolidation student loans] [a combination of student loans made under the Federal Family Education Loan Program (FFELP) and consolidation student loans] [and other federally guaranteed student loans]. Interest on and principal of the notes will be payable on the [25th] day of each calendar month, beginning in ______, 20__. In general, the trust will pay principal, first, to the class A-1 notes until paid in full, second, pro rata to the class A-2A and class A-2B notes until paid in full, third, to the class A-3 notes until paid in full, and then, to the class B notes until paid in full. Interest on the class B notes will be subordinate to interest on the class A notes and principal of the class B notes will be subordinate to both principal and interest on the class A notes. Credit enhancement for the notes consists of excess interest on the trust student loans, subordination of the class B notes to the class A notes, overcollateralization, [and] the reserve account [and the capitalized interest account]. [Funds in the capitalized interest account will be available only for a limited period of time.] [The trust will also enter into [an] [one or more] interest rate [swap] [cap] agreement[s] on the closing date.] The [class A-1, class A-2A, class A-3 and class B notes] will bear interest based on ____ month LIBOR [and the [class A-2B notes] will bear interest at a fixed rate]. A description of how LIBOR is determined appears under *"Description of the Notes—The Notes—The Class A Notes—Distributions of Interest"* in this prospectus.

We are offering the notes through the underwriters at the prices shown below when and if issued. [Application has been made for the notes to be listed on the Official List of the [Luxembourg] [Irish] Stock Exchange and to be traded on the [Luxembourg] [Irish] Stock Exchange's [Euro MTF Market].]

We are not offering the notes in any state or other jurisdiction where the offer is prohibited.

[[All][A portion] of the class _ notes will be retained by the depositor or an affiliate. This prospectus also covers the resale of these notes from time to time by the depositor or an affiliate [subject to its risk retention obligations described in this prospectus].]

You should consider carefully the risk factors on page [27] of this prospectus.

The notes are asset-backed securities issued by and are obligations of the issuing entity, which is a trust. They are not obligations of or interests in the sponsor, administrator, servicer, depositor, any seller or

	Price to Public	Underwriting Discount	Proceeds to the Depositor
Per Class A-1 Note[*]......................................	%	%	%
Per Class A-2A Note[*]	%	%	%
Per Class A-2B Note[*]	%	%	%
Per Class A-3 Note[*]......................................	%	%	%
Per Class B Note[*]..	%	%	%

[*For the amount of class __ notes retained by the depositor or an affiliate, the underwriting discount will be % and proceeds to the depositor will be % with no selling concession or reallowance.] [INCLUDED ONLY IF TRANCHE IS RETAINED BY DEPOSITOR OR AN AFFILIATE OF THE DEPOSITOR]

We expect the proceeds to the depositor in respect of the notes to be $ before deducting expenses payable by the depositor with respect to the issuance of the notes estimated to be $ and certain deposits to be made by the trust.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (1)
Student Loan-Backed Securities				

(1) This Form SF-3 registers an unspecified amount of securities of each identified class of securities. The trust is relying on Rules 456(c) and 457(s).

Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this prospectus is

any of their affiliates.

The notes are not guaranteed or insured by the United States or any governmental agency.

accurate or complete. Any contrary representation is a criminal offense.

The trust will be relying on an exclusion or exemption from the Investment Company Act of 1940, as amended, contained in [rule 3a-7] under the Investment Company Act of 1940, as amended, although there may be additional exclusions or exemptions available to the trust. The trust is being structured so as not to constitute a "covered fund" for purposes of the Volcker Rule under the Dodd-Frank Act (both as defined in this prospectus).

_____

[Joint Book-Runners]

[_____]   [_____]   [_____]

_____

[Co-Managers]

[_____]   [_____]   [_____]   [_____]

_____

_____ __, 20___

TABLE OF CONTENTS

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

NOTICES TO INVESTORS

THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF NOTES IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA WHICH HAS IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH, A "RELEVANT MEMBER STATE") WILL BE MADE PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS DIRECTIVE (AS DEFINED BELOW) FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF NOTES. ACCORDINGLY ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT MEMBER STATE OF NOTES WHICH ARE THE SUBJECT OF AN OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO IN CIRCUMSTANCES IN WHICH NO OBLIGATION ARISES FOR THE TRUST OR THE UNDERWRITERS TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE IN RELATION TO SUCH OFFER. NONE OF THE TRUST OR THE UNDERWRITERS HAS AUTHORISED, NOR DOES ANY OF THEM AUTHORISE, THE MAKING OF ANY OFFER OF NOTES IN CIRCUMSTANCES IN WHICH AN OBLIGATION ARISES FOR THE TRUST OR THE UNDERWRITERS TO PUBLISH A PROSPECTUS FOR SUCH OFFER. THE EXPRESSION "PROSPECTUS DIRECTIVE" MEANS DIRECTIVE 2003/71/EC (AND AMENDMENTS THERETO, INCLUDING THE 2010 PD AMENDING DIRECTIVE, TO THE EXTENT IMPLEMENTED IN THE RELEVANT MEMBER STATE), AND INCLUDES ANY RELEVANT IMPLEMENTING MEASURE IN THE RELEVANT MEMBER STATE AND THE EXPRESSION "2010 PD AMENDING DIRECTIVE" MEANS DIRECTIVE 2010/73/EU.

IN THE UNITED KINGDOM, THIS PROSPECTUS IS BEING DISTRIBUTED ONLY TO AND IS DIRECTED ONLY AT PERSONS (1) WHO FALL WITHIN ARTICLE 19(5) ("INVESTMENT PROFESSIONALS") OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "FINANCIAL PROMOTION ORDER") OR (2) WHO FALL WITHIN ARTICLE 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OF THE FINANCIAL PROMOTION ORDER OR (3) WHO ARE PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED WITHOUT THE NEED FOR SUCH DOCUMENT TO BE APPROVED, MADE OR DIRECTED BY AN "AUTHORISED PERSON" (AS DEFINED BY SECTION 31(2) OF THE FSMA) UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS PROSPECTUS MUST NOT BE ACTED ON OR RELIED ON IN THE UNITED KINGDOM BY PERSONS WHO ARE NOT RELEVANT PERSONS. IN THE UNITED KINGDOM, ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE NOTES, IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

FORWARD-LOOKING STATEMENTS

Certain statements contained in or incorporated by reference in this prospectus consist of forward-looking statements relating to future economic performance or projections and other financial items. These statements can be identified by the use of forward-looking words such as "may," "will," "should," "expects," "believes," "anticipates," "estimates," or other comparable words. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual results to differ from the projected results. Those risks and uncertainties include, among others, general economic and business conditions, regulatory initiatives and compliance with governmental regulations, customer preferences and various other matters, many of which are beyond our control. Because we cannot predict the future, what actually happens may be very different from what is contained in our forward-looking statements.

REGISTRANT REQUIREMENTS

Navient Funding, LLC, as depositor, has satisfied the registration requirements for use of Form SF-3 contained in General Instruction I.A.1 of Form SF-3.

SUMMARY OF PARTIES TO THE TRANSACTION*



[Swap] [Cap] Counterparty
Navient Credit Finance Corporation** (Seller)
[Blue Ridge Funding LLC]** (Seller)
[VL Funding LLC]** (Seller)
Navient Funding, LLC** (Depositor)
(Eligible Lender Trustee)
Navient Solutions, Inc.** (Sponsor, Servicer and Administrator)
Administration of the Issuing Entity
Navient Student Loan Trust 20__-__ (Issuing Entity)
(Indenture Trustee)
Servicing of the trust student loans
([Owner] [Delaware] Trustee)
Class A-1 Notes
Class A-2A Notes
Class A-2B Notes
Class A-3 Notes
Class B Notes
Excess Distribution Certificate
RC Certificate
Asset Representations Reviewer

* This chart provides only a simplified overview of the relations between the key parties to the transaction. Refer to this prospectus for a further description.

** Each of these entities is a direct or indirect wholly-owned subsidiary of Navient Corporation.

PAYMENT FLOWS AND DELIVERIES


Navient Funding, LLC
Sellers
Loans for $
$ for Loans
Notes for $ and Loans
$ and Loans for Notes
Navient Student Loan Trust 20__-_
Legal Title to Loans
$ for Notes
Notes for $
Underwriters
Interim Eligible Lender Trustee (for Navient Funding)
$
Distributions of $ (on behalf of Investors)
[Swap] [Cap] Counterparty
$ for Notes
Notes for $
Legal Title to Loans
Investors
Distributions of $ to Investors
Indenture Trustee
Eligible Lender Trustee (for the Trust)

SUMMARY OF TERMS

This summary highlights selected information about the notes. It does not contain all of the information that you might find important in making your investment decision. It provides only an overview to aid your understanding and is qualified by the full description of the information contained in this prospectus. You should read the full description of this information appearing elsewhere in this document to understand all of the terms of the offering of the notes.

ISSUING ENTITY

Navient Student Loan Trust 20__-_, which is a Delaware statutory trust. It was formed on _____, 20__. We sometimes refer to the issuing entity as the trust.

DEPOSITOR

Navient Funding, LLC, which is a Delaware limited liability company whose sole member is Navient Credit Finance Corporation. We sometimes refer to Navient Credit Finance Corporation as Navient CFC.

SPONSOR, SERVICER AND ADMINISTRATOR

Navient Solutions, Inc., which is a Delaware corporation. Navient Solutions, Inc. is an affiliate of the depositor and each seller.

INDENTURE TRUSTEE AND PAYING AGENT

_____, which is a [national banking association].

The trust will issue the notes under an indenture to be dated as of the closing date. Under the indenture, the indenture trustee will act for the benefit of and to protect the interests of the noteholders and will act as paying agent for the notes.

ELIGIBLE LENDER TRUSTEE

_____, which is a _____ banking [association] [corporation], is the eligible lender trustee under [the trust agreement] [the eligible lender trust agreement,] and will hold legal title to the trust student loans on behalf of the trust.

OWNER TRUSTEE

_____, which is a _____ [Delaware] banking [association] [corporation]. The owner trustee will act in the capacities required under [the Delaware Statutory Trust Act] and under the trust agreement.

[DELAWARE TRUSTEE]

[_____, which is a Delaware banking corporation. The Delaware trustee will act in the capacities required under the Delaware Statutory Trust Act and under the trust agreement.] [**Note: to be added if the Owner Trustee is not located in the State of Delaware**.]

[[LUXEMBOURG] [IRISH] PAYING AGENT]

[If the rules of the [Luxembourg] [Irish] Stock Exchange require a [Luxembourg] [Irish] paying agent, the depositor will cause one to be appointed for the notes that are listed on the Official List of the [Luxembourg] [Irish] Stock exchange and traded on the [Luxembourg] [Irish]

Stock Exchange's [Euro MTF Market].]
[**Note: classes of notes may be listed either in Luxembourg or on the Irish Stock Exchange, on a different foreign exchange (to be fully described in the related prospectus) or not listed at all. The applicable prospectus will include disclosure regarding specific listing information for a particular series.**]

[SUBSERVICER]

[_____] [**Note: not all transactions will have one (or more) subservicers. Disclosure regarding each specific subservicer will be included in the applicable prospectus.**]

ASSET REPRESENTATIONS REVIEWER

_____, which is a _____ [corporation] [limited liability company].

The asset representations reviewer is not and will not be affiliated with any of the sponsor, depositor, servicer, indenture trustee, eligible lender trustee, owner trustee [or Delaware trustee], or any of their respective affiliates, and has not performed, and is not affiliated with any party hired by the sponsor or any underwriter to perform, pre-closing due diligence work on the trust student loans. See "*Description of the Notes – Asset Representations Reviewer*" in this prospectus for a description of the asset representations reviewer and the fees it will be paid.

ADMINISTRATOR

Navient Solutions, Inc. will act as the administrator of the trust under an administration agreement to be dated as

of the closing date. Navient Solutions, Inc. is a Delaware corporation and a wholly-owned subsidiary of Navient Corporation. Subject to certain conditions, Navient Solutions, Inc. may transfer its obligations as administrator to an affiliate. See "*Servicing and Administration—Administration Agreement*" in this prospectus.

[SWAP/CAP COUNTERPARTY]

[If applicable, the swap [or cap] counterparty [or counterparties] will be identified in the prospectus and applicable disclosure regarding each swap/cap counterparty's name, organizational form, the general character of such swap/cap counterparty's business and any required financial disclosure (depending on the applicable Significance Percentage) will be included.]

THE NOTES

The trust will issue the notes under an indenture to be dated as of the closing date. The trust is offering the following classes of notes, which are debt obligations of the trust:

Class A Notes

[Floating] Rate Class A-1 Student Loan-Backed Notes in the amount of $_____.

[Floating] Rate Class A-2A Student-Loan Backed Notes in the amount of $_____.

[Fixed] Rate Class A-2B Student Loan-Backed Notes in the amount of $_____.

[Floating] Rate Class A-3 Student Loan-Backed Notes in the amount of $_____.

Class B Notes

[Floating] Rate Class B Student Loan-Backed Notes in the amount of $_____.

We sometimes refer:

- to the class A-1, class A-2A, class A-2B and class A-3 notes, collectively, as the class A notes;

  and

- to the class A and class B notes, collectively, as the notes.

DATES

The closing date for this offering will be on or about _____, 20__.

The information in this prospectus about the [initial] trust student loans is calculated and presented as of _____, 20__. We refer to this date as the statistical cutoff date.

The cutoff date for the pool of [initial] trust student loans will be the closing date. We refer to this date as the initial cutoff date.

The trust will be entitled to receive all collections and proceeds on the [initial] trust student loans on or after the closing date.

A distribution date for the notes is the [25th] day of each calendar month, beginning in _____, 20__. If any [25th] calendar day is not a business day, the distribution date will be the next business day.

For any distribution date, the related collection period is the calendar month immediately preceding the calendar month in which the distribution date occurs. However, the first collection period will begin on the closing date and end on _____, 20__.

Interest and principal will be payable to holders of record as of the close of business on the record date, which is the day before the related distribution date.

INFORMATION ABOUT THE NOTES

LIBOR-Based Notes

Interest Payments. Interest will accrue generally on the outstanding principal balance of each class of the LIBOR-based notes during [one] [three]-month accrual periods and will be paid on each distribution date.

Generally, each accrual period with respect to the related distribution date for the LIBOR-based notes begins on the immediately preceding distribution date and ends on the day before such distribution date. The first accrual period for the LIBOR-based notes, however, will begin on the closing date and end on _____ __, 20__, which is the day before the first distribution date.

Each class of LIBOR-based notes will bear an annual interest rate equal to the sum of [one] [three]-month LIBOR (except for the first accrual period) and the applicable spread listed in the table below:

Class	Spread	
[Class A-1]	plus	%
[Class A-2A]	plus	%
[Class A-3]	plus	%
[Class B]....................	plus	%

LIBOR for the first accrual period will be determined by the following formula:

$$x + [\quad/\quad * (y-x)]$$

where

   x =   -month LIBOR, and

   y =   -month LIBOR.

The administrator will determine LIBOR as specified under "*Description of the Notes—The Notes—The Class A Notes—Distributions of Interest*" in this prospectus. The administrator will calculate interest on each class of the LIBOR-based notes based on the actual number of days elapsed in each accrual period divided by 360.

Fixed Rate Notes

[**Note: While this prospectus describes the class A-2B notes as bearing interest at a fixed rate, this is for illustrative purposes only and any class of notes may bear interest based on LIBOR or at a fixed rate**.]

Interest Payments. Interest will accrue generally on the outstanding principal balance of the [class A-2B notes] at an annual fixed rate of interest equal to

[____]% and will be paid on each distribution date.

Generally, each accrual period with respect to the related distribution date for the [class A-2B notes] begins on the immediately preceding distribution date and end on the day before such distribution date. The first accrual period for the [class A-2B notes], however, will begin on the closing date and end on _____ __, 20__, which is the day before the first distribution date.

Interest on the [class A-2B notes] will be calculated based on twelve 30-day months and a 360-day year.

Principal Payments. Principal will be payable on the notes on each distribution date [on or after the revolving period] (as described under "*Description of the Notes—Distributions*" in this prospectus) in an amount generally equal to the principal distribution amount for that distribution date.

Priority of Principal Payments. In general, principal of the notes will be paid on each distribution date as follows:

first, to the class A-1 noteholders, the class A noteholders' principal distribution amount, until the principal balance of the class A-1 notes is reduced to zero;

second, to the class A-2A noteholders and class A-2B noteholders, pro rata based on the outstanding principal balances of the class A-2A and class A-2B notes, the class A noteholders' principal distribution amount, until the respective principal balances of the

class A-2A notes and the class A-2B notes are reduced to zero;

third, to the class A-3 noteholders, the remaining class A noteholders' principal distribution amount, until the principal balance of the class A-3 notes is reduced to zero; and

fourth, to the class B noteholders, the class B noteholders' principal distribution amount, until the principal balance of the class B notes is reduced to zero.

[**Note: While this prospectus describes four classes of class A notes and one class of class B notes, this description is for illustrative purposes only and there may be more or fewer classes of class A (and/or class B) notes in any transaction and there may also be one or more classes of notes subordinate to the class B notes. In addition, more than one class of class A (or class B) notes (or other subordinate class(es) of notes) may pay principal pro rata with another class, or all of the class A (or class B) notes (or other subordinate class(es) of notes) may pay principal sequentially beginning with the class A-1 (or class B-1) notes (or in a comparable manner for any other subordinate class(es) of notes) until the class A (or class B) notes (or other subordinate class(es) of notes) with the highest numerical class designation is paid in full.**]

See "*Description of the Notes— Distributions*" in this prospectus for a more detailed description of principal payments. See also "*Description of the Notes—Distributions Following an Event of Default and Acceleration of the*

Maturity of the Notes" in this prospectus for a description of the cashflows and priority of payments on each distribution date following the occurrence of an event of default and the acceleration of the maturity of the notes. See also "*Risk Factors—Your Notes May Have A Degree Of Basis Risk, Which Could Compromise The Issuing Entity's Ability To Pay Principal And Interest On Your Notes*" in this prospectus.

Maturity Dates. Each class of notes will mature no later than the date set forth in the table below for that class:

Class	Maturity Date
Class A-1	_____, 20__
Class A-2A.................	_____, 20__
Class A-2B.................	_____, 20__
Class A-3	_____, 20__
Class B	_____, 20__

The actual maturity of any class of notes could occur earlier if, for example:

- there are higher than anticipated prepayment rates on the trust student loans;

- [an earlier than expected termination of the [revolving period] [pre-funding period] and distribution of remaining amounts [from the additional loan account] [and] [the pre-funding account.]];

- the servicer exercises its optional buy out rights to purchase at any time up to [10%] in the aggregate of the trust student loans;

- the servicer exercises its option to purchase all remaining trust

student loans, which cannot occur until the first distribution date on which the pool balance is 10% or less of the initial pool balance; or

- the indenture trustee auctions all remaining trust student loans, which, absent an event of default under the indenture, cannot occur until the first distribution date on which the pool balance is 10% or less of the initial pool balance.

The initial pool balance is equal to the sum of: [(i)] the pool balance as of the closing date [and] [(ii)] [all amounts deposited into the supplemental purchase account on the closing date [and] [(ii)] [(iii)] [amounts deposited in the pre-funding account on the closing date].]

Prepayments, Extensions, Weighted Average Lives and Expected Maturities of the Notes. The projected weighted average life, expected maturity date and percentage of the remaining principal balance of each class of notes under various assumed prepayment scenarios may be found in "*Exhibit I— Prepayments, Extensions, Weighted Average Lives and Expected Maturities of the Notes*" in this prospectus.

Denominations. Each class of notes will be available for purchase in minimum denominations of $_____ and additional increments of $1,000. The notes will be available only in book-entry form through The Depository Trust Company, Clearstream, Luxembourg and the Euroclear System. You will not receive a certificate representing your notes except in very limited circumstances.

Security for the Notes. The notes will be secured by the assets of the trust, which consist primarily of the trust student loans.

Overcollateralization. Overcollateralization is the amount by which the adjusted pool balance exceeds the aggregate outstanding principal balance of the notes and is intended to provide credit enhancement for the notes. On the closing date, the overcollateralization amount is expected to equal approximately $_____. The application of available funds set forth under "*Description of the Notes— Distributions—Distributions from the Collection Account*" in this prospectus is designed to build the level of overcollateralization to, and maintain it at, a specified overcollateralization amount. The amount of overcollateralization will vary from time to time depending on the rate and timing of principal payments on the trust student loans, capitalization of interest, certain borrower fees and the incurrence of losses, if any, on the trust student loans. See "*Description of the Notes— Credit Enhancement— Overcollateralization*" in this prospectus.

Subordination of the Class B Notes. Payments of interest on the class B notes will be subordinate to the payments of interest on the class A notes [and certain payments to the swap counterparty]. In general, payments of principal of the class B notes will be subordinate to the payment of both interest on and principal of the class A notes. See "*Description of the Notes— The Notes—The Class B Notes— Distributions of Principal*" in this prospectus.

INFORMATION ABOUT THE TRUST

Formation of the Trust

The trust is a Delaware statutory trust.

The only activities of the trust are acquiring, owning and managing the trust student loans and holding the other assets of the trust and related proceeds, issuing and making payments on the notes and other related activities. See "*Formation of the Trust—The Trust*" in this prospectus.

_____, as eligible lender trustee, will hold legal title to the trust student loans for the benefit of the trust under an eligible lender trust agreement.

Trust Assets

The assets of the trust will include:

- the trust student loans;

- collections and other payments on the trust student loans; and

- funds it will hold from time to time in its trust accounts, including a collection account, [a capitalized interest account,] a reserve account, [a supplemental purchase account,] [a pre-funding account,] [an additional loan account] and a floor income rebate account.

The trust student loans will be selected from a pool of [student loans made under the Federal Family Education Loan Program (FFELP)] [consolidation student loans] [a combination of student loans made under the Federal Family Education Loan Program (FFELP) and consolidation student loans] [and other federally guaranteed student loans].

The rest of this section describes the trust student loans and trust accounts more fully.

Trust Student Loans. The trust student loans (including the [initial] trust student loans and any additional trust student loans) are education loans to students and parents of students made under the Federal Family Education Loan Program, known as the FFELP. [Approximately _____% of the [initial] trust student loans by principal balance are Stafford loans and approximately ____% of the [initial] trust student loans by principal balance are PLUS loans. Less than [____% of the [initial] trust student loans are SLS loans.] [____% of the [initial] trust student loans are consolidation loans.] [___% of the [initial] trust student loans are other types of federally guaranteed student loans, including Health Education Assistance Loan Program loans (referred to as "HEAL Loans").] See "*Appendix A—Federal Family Education Loan Program*" in this prospectus for a description of each type of FFELP loan [and "*Annex A—Characteristics of the [Initial] Student Loan Pool"* and "*Appendix C—Health Education Assistance Loan Program*" in this prospectus for a description of HEAL Loans].]

[[Initial] Trust Student Loans.] The depositor will acquire the [initial] trust student loans from one or more of [Navient CFC, Blue Ridge Funding LLC and VL Funding LLC] under separate purchase agreements and will subsequently sell them to the trust on the closing date under the sale agreement. [We sometimes refer to Blue Ridge Funding LLC as Blue Ridge Funding and to VL Funding LLC as VL Funding.] We also sometimes refer to

each of Navient CFC, Blue Ridge Funding and VL Funding as a seller or collectively as the sellers. The sale agreement and each purchase agreement will be dated as of the closing date. **[**We refer to the trust student loans acquired on the closing date as the initial trust student loans.**]** **[Note: Blue Ridge Funding and VL Funding are shown here as representative Navient owned SPE sellers and are not meant to be an exhaustive list. Other Navient owned SPE sellers may be included with respect to a particular series and all required disclosure regarding such additional SPE sellers will be included in the related prospectus.]**

With respect to principal and interest,

- approximately ____% of the [initial] trust student loans by principal balance are 100% guaranteed;

- approximately ____% of the [initial] trust student loans by principal balance are 98% guaranteed; and

- approximately _____% of the [initial] trust student loans by principal balance are 97% guaranteed;

in each case, by the guaranty agencies described in Annex A in this prospectus and reinsured by the Department of Education under the Higher Education Act.

[As of the statistical cutoff date, approximately ____% of the [initial] trust student loans by principal balance were at one time defaulted student loans in respect of which a previous eligible

lender submitted a claim to the guarantor of such student loan under the applicable guarantee agreement and was paid for the related loan. Subsequently, the applicable guarantor assumed the loan and "rehabilitated" such student loan pursuant to the terms of the Higher Education Act and permissibly re-sold such rehabilitated student loan to an eligible lender on the open market. Prior to such re-sale, the borrower on such rehabilitated student loan had made at least nine timely payments in full. For all purposes under the Higher Education Act and FFELP, rehabilitated FFELP student loans are not treated any differently than any other FFELP loan.]

Significant Guarantors. The guaranty agencies described in Annex A in this prospectus guarantee all of the [initial] trust student loans. _____ and _____, which guarantee approximately ____% and ____%, respectively, of the [initial] trust student loans by principal balance, are the only guarantors that guarantee 10% or more of the [initial] trust student loans by principal balance. See *"The Trust Student Loan Pool—Insurance of Trust Student Loans; Guarantors of Trust Student Loans"* in this prospectus. The [initial] trust student loans are also reinsured by the United States Department of Education.

_____, as interim eligible lender trustee, will hold legal title to the trust student loans for the benefit of the depositor and each seller (other than Navient CFC) under an interim trust agreement.

COMPOSITION OF THE [INITIAL] TRUST STUDENT LOANS AS OF THE STATISTICAL CUTOFF DATE

Aggregate Outstanding Principal Balance	$
Aggregate Outstanding Principal Balance – Treasury Bill	$
Percentage of Aggregate Outstanding Principal Balance – Treasury Bill	%
Aggregate Outstanding Principal Balance – One-Month LIBOR	$
Percentage of Aggregate Outstanding Principal Balance – One-Month LIBOR	%
Number of Borrowers.....................	
Aggregate Outstanding Principal Balance – Treasury Bill Other*........	$
Percentage of Aggregate Outstanding Principal Balance – Treasury Bill Other*........................	%
Average Outstanding Principal Balance Per Borrower.....................	$
Number of Loans	
Average Outstanding Principal Balance Per Loan – Treasury Bill....	$
Average Outstanding Principal Balance Per Loan – One-Month LIBOR	$
Weighted Average Remaining Term to Scheduled Maturity	___ months
Weighted Average Annual Interest Rate	%
[Aggregate Outstanding Principal Balance of Rehabilitated Loans	$]
Percentage of Aggregate Outstanding Principal Balance of Rehabilitated Loans	%

_____
*For an explanation of "Treasury Bill Other," see "*Annex A—Characteristics of the [Initial] Trust Student Loan Pool—Composition Of The [Initial] Trust Student Loans As Of The Statistical Cutoff Date*" in this prospectus.

[We determined the weighted average remaining term to maturity shown in the table from the statistical cutoff date to the stated maturity date of the applicable [initial] trust student loan without giving effect to any deferment or forbearance periods that may be granted in the future. The weighted average annual borrower interest rate shown in the table is exclusive of special allowance payments. As ____% of the [initial] trust student loans' special allowance payments are indexed to the 91-day Treasury bill rate, the weighted average spread for special allowance payments to the 91-day Treasury bill rate was ____% as of the statistical cutoff date. For these purposes, the 91-day Treasury bill rate is the weighted average per annum discount rate, expressed on a bond equivalent basis and applied on a daily basis, for direct obligations of the United States with a maturity of thirteen weeks, as reported by the U.S. Department of the Treasury. Except as otherwise specified below, special allowance payments will be calculated by reference to the one-month LIBOR index. The weighted average spread for special allowance payments to the one-month LIBOR index was ____% as of the statistical cutoff date.]

See "*Annex A—Characteristics of the [Initial] Trust Student Loan Pool Composition Of The [Initial] Trust Student Loans As Of The Statistical Cutoff Date*" in this prospectus.

[Additional Trust Student Loans. From time to time during the [supplemental purchase period] [pre-funding period] [revolving period] the depositor may acquire trust student loans from one or more of the sellers and sell such loans to the trust to the extent that the trust has sufficient funds on deposit in the [supplemental purchase account] [pre-funding account] [additional loan account] for the purchase of such additional trust student loans. The cutoff dates for these additional trust student loans will be the dates those loans are purchased by the trust (which we refer to as subsequent cutoff dates). The trust will be entitled to receive all

collections and proceeds on these additional trust student loans on and after their respective subsequent cutoff dates.] [We sometimes refer to these loans as additional trust student loans and together with the initial trust student loans as the trust student loans.]

Each seller will have the right from time to time under the related purchase agreement to sell additional trust student loans to the depositor during the [supplemental purchase period] [pre-funding period] [revolving period]. All additional trust student loans purchased by the depositor are required under the sale agreement to be immediately sold to the trust, provided there are sufficient funds on deposit in the [supplemental purchase account] [pre-funding account] [additional loan account] for the purchase of such additional trust student loans.

All additional trust student loans will be sold to the trust at a price equal to [100%] of the outstanding principal balance of each additional trust student loan, plus accrued interest to be capitalized.

All additional trust student loans purchased by the trust will be required to satisfy certain eligibility criteria as described under "*The Trust Student Loan Pool*" in this prospectus. We sometimes refer to additional trust student loans which satisfy the required eligibility criteria as eligible student loans in this prospectus. See "*The Trust Student Loan Pool—Eligible Trust Student Loans*" in this prospectus.

All additional trust student loans will also be guaranteed by guaranty agencies described in Annex A in this prospectus

and reinsured by the United States Department of Education.

[The supplemental purchase period for purchasing additional trust student loans with funds on deposit in the supplemental purchase account in an amount equal to $_____ [not to exceed [10%] of the pool balance as of the statistical cutoff date] begins on the closing date and ends on _____. **[Date immediately prior to first distribution date.]]**

[The pre-funding period for purchasing additional trust student loans with funds on deposit in the pre-funding account in an amount equal to $_____ [not to exceed an amount equal to 25% of the offering proceeds [less amounts deposited in the supplemental purchase account] begins on the closing date and ends on _____, 20__ unless terminated earlier as described herein]. **[Date not to exceed 1 year from the closing date.]]**

[The revolving period for purchasing additional trust student loans from collections deposited in the additional loan account from amounts which otherwise would have been distributable as principal of the notes begins on the closing date and ends on _____, 20__ unless terminated earlier as described herein. **[Date not to exceed 3 years from the closing date.]]**

Collection Account. The administrator will establish and maintain the collection account as an asset of the trust in the name of the indenture trustee. The trust will make an initial deposit from the net proceeds of the sale of the notes into the collection account on the closing date. The deposit will be equal to $_____ plus the excess, if any,

of the pool balance as of the statistical cutoff date over the pool balance as of the closing date [to the extent such excess amount is not deposited into the [supplemental purchase account] [pre-funding account]]. See "*Servicing and Administration—Accounts*" in this prospectus for a more complete description of eligible investments.

The administrator will deposit collections on the trust student loans, interest subsidy payments, special allowance payments and certain other funds into the collection account, all as described in this prospectus.

[Supplemental Purchase Account. On the closing date, the administrator will establish and maintain the supplemental purchase account as an asset of the trust in the name of the indenture trustee. The trust will make a deposit from the net proceeds of the sale of the notes into the supplemental purchase account on the closing date. The deposit will be equal to the excess, if any, of the pool balance as of the statistical cutoff date over the estimated pool balance as of the closing date, but not to exceed [10%] of the pool balance as of the statistical cutoff date. Funds on deposit in the supplemental purchase account will be used to purchase additional trust student loans from time to time during the supplemental purchase period.

Any amounts remaining on deposit in the supplemental purchase account at the end of the supplemental purchase period will be transferred to the collection account on the business day immediately following the end of that period and will be included as a part of available funds on the initial distribution date. Amounts on deposit in the

supplemental purchase account will not be replenished.]

[Pre-Funding Account. On the closing date, the administrator will establish and maintain the pre-funding account as an asset of the trust in the name of the indenture trustee. The trust will make a deposit from the net proceeds of the sale of the notes into the pre-funding account in the amount of $___ on the closing date. [The deposit will not exceed an amount equal to 25% of the offering proceeds less amounts that are deposited into the supplemental purchase account.] Funds on deposit in the pre-funding account will be used to purchase additional trust student loans from time to time during the pre-funding period.

Any amounts remaining on deposit in the pre-funding account at the end of the pre-funding period will be transferred to the collection account on the business day immediately following the end of that period and will be included as a part of available funds on the next distribution date. Amounts on deposit in the pre-funding account will not be replenished.]

[Additional Loan Account. On the closing date, the administrator will establish and maintain the additional loan account as an asset of the trust in the name of the indenture trustee. Funds on deposit in the additional loan account will be used to purchase additional trust student loans from time to time during the revolving period.

Any amounts remaining on deposit in the additional loan account at the end of the revolving period will be transferred to the collection account on the business day immediately following the

end of that period and will be included as a part of available funds on the next distribution date. During the revolving period, all amounts otherwise distributable as principal of the notes will be deposited in the additional loan account.]

[Capitalized Interest Account. The administrator will establish and maintain the capitalized interest account as an asset of the trust in the name of the indenture trustee. The trust will make an initial deposit into the capitalized interest account from the net proceeds from the sale of the notes on the closing date. The initial deposit will be in cash or eligible investments equal to $_____.

Funds in the capitalized interest account will be available to cover shortfalls in payments of primary servicing and administration fees, [payments due to the asset representations reviewer,] [payments due to any swap counterparty, other than any termination payments, pursuant to each swap agreement,] the class A noteholders' interest distribution amount, and the class B noteholders' interest distribution amount, in that order, after application of funds available in the collection account at the end of the related collection period but before application of the reserve account.

Funds in the capitalized interest account will not be replenished.

Funds remaining on deposit in the capitalized interest account in excess of $[_____] on the _____ 20__ distribution date will be transferred to the collection account and included as a part of available funds on that distribution date. All funds remaining on

deposit in the capitalized interest account on the _____ 20__ distribution date will be transferred to the collection account and included as a part of available funds on that distribution date.

The capitalized interest account further enhances the likelihood of timely interest payments to noteholders through the _____ 20__ distribution date.

[No additional funds will be deposited into the capitalized interest account after the closing date nor replenished if withdrawn and made part of available funds on any distribution date.]

Amounts in the capitalized interest account will be withdrawn to the extent necessary to cover these shortfalls on each distribution date before any withdrawal from the reserve account.]

> [**Note: Withdrawals of excess sums from the capitalized interest account may instead be formulated to be released over time if certain triggers are satisfied and maintained**.]

Reserve Account. The administrator will establish and maintain a reserve account as an asset of the trust in the name of the indenture trustee. The trust will make an initial deposit from the net proceeds of the sale of the notes into the reserve account on the closing date. The deposit will be equal to approximately $_____.

Funds in the reserve account may be replenished on each distribution date to the extent additional funds are available after all prior required distributions have been made. See "*Description of the Notes—Distributions*" in this prospectus.

The amount required to be on deposit in the reserve account at any time, or the specified reserve account balance, is equal to the greater of:

- (i) for any distribution date occurring prior to the _____ 20__ distribution date, [____]% of the pool balance as of the end of the related collection period, and (ii) for any distribution date occurring on or after the _____ 20__ distribution date, [____]% of the pool balance as of the end of the related collection period; and

- $_____.

In no event will the specified reserve account balance exceed the aggregate outstanding balance of the notes.

To the extent funds are available in the reserve account, such funds will be applied on each distribution date to cover any shortfalls in payments of primary servicing and administration fees, [payments due to the asset representations reviewer,] the class A noteholders' interest distribution amount and the class B noteholders' interest distribution amount [and certain payments owed to swap counterparties]. [Funds from the reserve account shall only be applied to cover such shortfalls after application of funds in the capitalized interest account.]

Notwithstanding the foregoing, funds on deposit in the reserve account may be withdrawn by the administrator at any time to pay any amounts owed to the Department of Education in respect of any shortfalls in amounts on deposit in the floor income rebate account as

described below under "—*Floor Income Rebate Account*" in this prospectus.

In addition, to the extent funds are available in the reserve account, such funds will be applied:

- on the maturity date for the class A notes and upon termination of the trust, to cover shortfalls in payments of the class A noteholders' principal and accrued interest; and

- on the maturity date for the class B notes and upon termination of the trust, to cover shortfalls in payments of the class B noteholders' principal and accrued interest and any carryover servicing fees [and any remaining unpaid swap termination payments.]

If the amount on deposit in the reserve account on any distribution date, after giving effect to all deposits or withdrawals from the reserve account on that distribution date, is greater than the specified reserve account balance for that distribution date, subject to certain limitations, the administrator will instruct the indenture trustee in writing to deposit the amount of such excess into the collection account to be included as a part of available funds on that distribution date.

If the market value of cash and eligible investments in the reserve account on any distribution date is sufficient to pay the remaining aggregate principal balance of the notes, any interest accrued on the notes and any carryover servicing fees, amounts on deposit in that account will be so applied on that distribution date.

The reserve account enhances the likelihood of payment to noteholders. In certain circumstances, however, the reserve account could be partially or fully depleted. This depletion could result in shortfalls in distributions to noteholders. See "*Description of the Notes—Credit Enhancement—Reserve Account*" in this prospectus.

Floor Income Rebate Account. The administrator will establish and maintain a floor income rebate account as an asset of the trust in the name of the indenture trustee. On or before each distribution date, the administrator will instruct the indenture trustee to transfer from the collection account to the floor income rebate account the monthly accrual of interest paid by borrowers on trust student loans originated on or after April 1, 2006 that exceeds the special allowance support levels applicable to such trust student loans, which we refer to in this prospectus as "floor income." These deposited amounts will be used to offset the amount of floor income, if any, that is expected to be netted by the Department of Education against the interest subsidy payments and/or special allowance payments otherwise due to the trust for that collection period. Once the Department of Education has netted all payments, which currently occurs on a quarterly basis, on the next succeeding distribution date all sums on deposit in the floor income rebate account during the previous collection period will be withdrawn and included in available funds on such date.

[SWAP AGREEMENT]

[Note: Not all transactions will include a swap agreement. Disclosure regarding a transaction that would include one or more

LIBOR-fixed rate swap agreements (based on the outstanding balance of the applicable class of notes) has been incorporated into this form of prospectus.]

[On the closing date, the trust will enter into [one or more] interest rate swap agreements with [one] [or more] swap counterparties to hedge the basis risks that result from the required payment of interest on the [class A-2B notes] at a fixed rate.

Under the interest rate swap agreement, the related swap counterparty will be obligated to pay to the trust the fixed rate of interest for the [class A-2B notes] and the trust will be obligated to pay to that swap counterparty an amount based on [____]-month LIBOR plus or minus a spread.

Each swap agreement will terminate, generally, on the earlier of:

- the distribution date on which the outstanding principal balance of the [class A-2B notes] is reduced to zero (including as the result of the optional purchase of the remaining trust student loans by the servicer or an auction of the trust student loans by the indenture trustee); and

- the maturity date of the [class A-2B notes].]

[INTEREST RATE CAP AGREEMENT]

[Note: Not all transactions will include an interest rate cap agreement.]

[The trust will enter into an agreement as of the closing date with [_____,] as

the cap counterparty, to purchase an interest rate cap that will remain in effect through the _____ distribution date. Under the interest rate cap, the cap counterparty will make payments to the trust if [____]-month LIBOR exceeds ____% during the period the interest rate cap is in effect.]

ADMINISTRATION OF THE TRUST

Distributions

The administrator will instruct the indenture trustee to withdraw funds on deposit in (i) the collection account, (ii) to the extent available, the floor income rebate account, [(iii) to the extent required, the capitalized interest account,] [and (iv) to the extent required, the reserve account] on each distribution date. So long as no events of default have occurred and are continuing, available funds will be applied on each applicable distribution date generally as shown in the chart on the following page of this prospectus.

See "*Description of the Notes— Distributions*" in this prospectus for a more detailed description of distributions.

Distribution Date Cashflows



COLLECTION ACCOUNT

1st — SERVICER
(Primary Servicing Fee)

2nd — ADMINISTRATOR
(Administration Fee)

ASSET REPRESENTATIONS REVIEWER
(Asset Representations Reviewer Fee)

3rd — CLASS A NOTEHOLDERS
(Class A Noteholders' Interest Distribution Amount)

SWAP COUNTERPARTY
(Floating rate interest payments due from the trust, if any)

SWAP COUNTERPARTY
(Certain swap termination payments, if any)

4th — CLASS B NOTEHOLDERS
(Class B Noteholders' Interest Distribution Amount)

5th — RESERVE ACCOUNT
(Amount, if any, necessary to reinstate the reserve account balance to the Specified Reserve Account Balance)

(to the class A-1, the class A-2 and the class A-3 noteholders, sequentially, in that order, the Class A Noteholders' Principal Distribution Amount, until the principal balance of each such class is paid in full)

6th — CLASS A NOTEHOLDERS
(Class A Noteholders' Principal Distribution Amount)

7th — CLASS B NOTEHOLDERS
(Class B Noteholders' Principal Distribution Amount)

(to the class A-1, the class A-2, the Class A-3 and the class B noteholders, sequentially, in that order, until the principal balance of each such class is paid in full)

8th — On or after the distribution date occurring in [_____], 20[__]
CLASS A AND CLASS B NOTEHOLDERS

9th — INDENTURE TRUSTEE, ELIGIBLE LENDER TRUSTEE, OWNER TRUSTEE AND ASSET REPRESENTATIONS REVIEWER
(Any unpaid fees and expenses, to the extent such amounts have not been paid by the administrator)

10th — SERVICER
(Carryover Servicing Fee, if any)

(to the class A-1, the class A-2, the class A-3 and the class B noteholders, sequentially, in that order, until the principal balance of each such class is paid in full)

11th — CLASS A AND CLASS B NOTEHOLDERS
(In the event the trust student loans are not sold on the earliest possible trust auction date, on each subsequent distribution date, any remaining amounts)

12th — RC CERTIFICATEHOLDER
(After the aggregate outstanding principal amount of the notes has been reduced to zero, any remaining amounts, until the principal balance of the RC certificate is reduced to zero)

13th — EXCESS DISTRIBUTION CERTIFICATEHOLDER
(Any remaining amounts)

Repurchase Obligations

Under each purchase agreement [and additional purchase agreement], a seller will make certain representations and warranties relating to the trust student loans to the depositor on such date and, pursuant to a sale agreement [and each additional sale agreement], the depositor will make certain representations and warranties relating to the trust student loans to be sold to the trust on such date. We refer you to "*Transfer Agreements—Purchase of Student Loans by the Depositor; Representations and Warranties of the Sellers*" in this prospectus for a description of these representations and warranties.

If the depositor breaches a representation under the sale agreement regarding an [initial] trust student loan [or an additional sale agreement regarding an additional trust student loan,] generally the depositor will have to cure the breach, repurchase or replace that trust student loan or reimburse the trust for losses resulting from the breach.

Each seller will have similar obligations under the purchase agreements. See "*Transfer Agreements—Purchase of Student Loans by the Depositor; Representations and Warranties of the Sellers*" in this prospectus.

Asset Representations Review

The asset representations reviewer will perform a review of certain of the trust student loans for compliance with the representations made about the trust student loans if:

- a rejected guaranty claims trigger event occurs; and

- the required amount of noteholders vote to direct the review.

For more information about the asset representations review, the rejected guaranty claims trigger event, voting requirements for a review and the representations and warranties to be reviewed, you should read "*Description of the Notes—Asset Representations Review*" in this prospectus.

Dispute Resolution

If a request is made for the repurchase of a trust student loan due to a breach of a representation or warranty, and the request is not resolved within 180 days of the receipt of the request, the party submitting the request will have the right to refer the matter to either mediation (including non-binding arbitration) or binding third-party arbitration. See "*Description of the Notes—Dispute Resolution*" in this prospectus.

Servicing of the Assets

Under a servicing agreement, the servicer will be responsible for servicing, maintaining custody of and making collections on the trust student loans. [Under a subservicing agreement between the servicer and [_____], as subservicer, the servicer will oversee the subservicer's performance of its servicing obligations with respect to the trust student loans.] The servicer [subservicer] will also bill and collect payments from the guaranty agencies and the Department of Education. [The subservicer may resign at any time upon 180 days written notice. In the event that the subservicer resigns, the servicer will either appoint a new subservicer or will take over servicing of the trust student loans.]

See "*Servicing and Administration—Servicing Procedures*" and "*—Administration Agreement*" in this prospectus. Under some circumstances, the servicer may transfer its obligations as servicer. See "*Servicing and Administration—Matters Regarding the Servicer*" in this prospectus.

If the servicer [subservicer] breaches a covenant under the [servicing] [subservicing] agreement regarding a trust student loan, generally, [the servicer will cause the subservicer] [it will have] to cure the breach, purchase the related trust student loan or reimburse the trust for losses resulting from such breach. See "*The Trust Student Loan Pool—Cure Period for Trust Student Loans*" in this prospectus.

[The servicer shall remain obligated and be liable to the trust, the eligible lender trustee, the indenture trustee and the noteholders for the servicing and administration of the trust student loans in accordance with the provisions of the servicing agreement without diminution of such obligation and liability by virtue of the appointment of the subservicer and to the same extent and under the same terms and conditions as if the servicer alone were servicing and administering the trust student loans.]

Compensation of the Servicer

The servicer will receive two separate fees: a primary servicing fee and a carryover servicing fee.

The primary servicing fee for any month will equal the sum of the monthly servicing fees for the trust student loans owned by the trust during that month. The monthly servicing fee for a trust student loan will be calculated on a unit basis and will equal (i) $____ per month per borrower for trust student loans that are in in-school status, (ii) $____ per month per borrower for trust student loans that are in grace status and (iii) $____ per month per borrower for all other trust student loans. For purposes of calculating the primary servicing fee for any month, a trust student loan's current payment status will be determined as of the last day of the preceding calendar month. In the event a borrower has more than one trust student loan and those loans are in different payment statuses, the monthly servicing fee will be paid at the higher unit rate. In no event, however, will the primary servicing fee for any month exceed $1/_{12}$ of [0.___%] of the aggregate outstanding principal balance of the trust student loans, calculated as of the closing date or the last day of the preceding calendar month, as the case may be (the "primary servicing fee monthly cap").

The servicing agreement provides that the servicer may annually increase its fees by an amount equal to the percentage increase in the U.S. Department of Labor's Consumer Price Index for Urban Wage Earners and Clerical Workers, U.S. City Average for the most recent twelve-month period available at the time of each such annual adjustment; provided, that such increase shall not be less than 3% per annum.

The primary servicing fee will be payable in arrears out of available funds and amounts on deposit in the collection account[, the capitalized interest account] and the reserve account on each distribution date beginning in _____ 20__. Primary servicing fees due and payable to the servicer will

include amounts from any prior distribution dates that remain unpaid.

The carryover servicing fee will be payable to the servicer on each distribution date out of available funds after all payments owing on the class A notes and the class B notes have been made.

The carryover servicing fee is equal to the sum of:

- the aggregate amount, if any, of primary servicing fees for any month accrued in excess of the related primary servicing fee monthly cap that remains unpaid from prior distribution dates;

- the amount of specified increases in the costs incurred by the servicer;

- the amount of specified conversion, transfer and removal fees;

- any amounts described in the first three bullets that remain unpaid from prior distribution dates; and

- interest on any unpaid amounts.

[All amounts due and owed to the subservicer under the subservicing agreement will be paid by the servicer and will not be obligations of the trust.]

See "*Description of the Notes— Servicing Compensation*" in this prospectus.

TERMINATION OF THE TRUST

The trust will terminate upon:

- the maturity or other liquidation of the last trust student loan and the disposition of any amount received upon its liquidation; and

- the payment of all amounts required to be paid to the noteholders.

Optional Purchase

The servicer may purchase or arrange for the purchase of all remaining trust student loans on any distribution date on or after the first distribution date on which the pool balance is 10% or less of the initial pool balance [plus amounts on deposit in [the supplemental purchase account] [and] [the pre-funding account] on the closing date].

The exercise of this purchase option will result in the early retirement of the remaining notes. The purchase price will equal the amount required to prepay in full, including all accrued and unpaid interest, the remaining trust student loans as of the end of the preceding collection period, but may not be less than a prescribed minimum purchase amount.

This prescribed minimum purchase amount is the amount that would be sufficient to:

- pay to noteholders the interest payable on the related distribution date;

- [pay the swap counterparty or counterparties any amounts due under the swap agreement;] and

- reduce the outstanding principal balance of each class of notes

then outstanding on the related distribution date to zero.

In addition to the optional purchase right described above, the servicer will also have an option, but not the obligation, to purchase any trust student loan on any date; provided, that the servicer may not purchase trust student loans if the cumulative aggregate principal balance of all trust student loans so purchased, including the principal balance of any trust student loans to be purchased on such date, exceeds [10%] of the initial pool balance. The purchase price for any trust student loans purchased by the servicer using this option will be equal to the outstanding principal balance of such trust student loans plus accrued and unpaid interest through the date of purchase.

[Auction of Trust Assets]

[**IF APPLICABLE**] [The indenture trustee may, and at the written direction of either the administrator or noteholders holding a majority of the outstanding principal balance of all of the notes will, either itself or through an agent, offer for sale all remaining trust student loans at the end of the first collection period when the pool balance is 10% or less of the initial pool balance [plus amounts on deposit in [the supplemental purchase account] [and] [the pre-funding account] on the closing date].

If such an auction takes place, the trust auction date will be the third business day before the related distribution date. An auction may be consummated only if the servicer has first waived its optional right to purchase all of the remaining trust student loans as described above. The servicer will waive its option to

purchase all of the remaining trust student loans if it fails to notify the eligible lender trustee and the indenture trustee or its agent, in writing, that it intends to exercise its purchase option before the indenture trustee accepts a bid to purchase the trust student loans. The depositor and its affiliates, including Navient CFC and the servicer, and unrelated third parties may offer bids to purchase the trust student loans. The depositor or any affiliate may not submit a bid representing greater than fair market value of the trust student loans.

If an auction is conducted and at least two bids are received, the indenture trustee or its agent will solicit and re-solicit new bids from all participating bidders until only one bid remains or the remaining bidders decline to resubmit bids. The indenture trustee or its agent will accept the highest remaining bid if it equals or exceeds the higher of:

- the minimum purchase amount described under "—*Optional Purchase*" in this prospectus (plus any amounts owed to the servicer as carryover servicing fees); or

- the fair market value of the trust student loans as of the end of the related collection period.

If at least two bids are not received or the highest bid after the re-solicitation process does not equal or exceed the minimum purchase amount described above, the indenture trustee or its agent will not complete the sale. The indenture trustee or its agent may, and at the direction and at the sole cost and expense of the depositor will be required to, consult with a financial advisor, which may include an underwriter of the

notes or the administrator, to determine if the fair market value of the trust student loans has been offered. See "*The Student Loan Pools—Termination*" in this prospectus.

The net proceeds of any auction sale will be used to retire any outstanding notes on the next distribution date.

If the sale is not completed, the indenture trustee or its agent may, and at the written direction of either the administrator or noteholders holding a majority of the outstanding principal balance of all of the notes shall, solicit bids for sale of the trust student loans after future collection periods upon terms similar to those described above, including the servicer's waiver of its option to purchase all of the remaining trust student loans. The indenture trustee or its agent may or may not succeed in soliciting acceptable bids for the trust student loans either on the trust auction date or subsequently.

If the trust student loans are not sold on the earliest possible trust auction date as described above, on each subsequent distribution date, if the amount on deposit in the reserve account after giving effect to all withdrawals, except withdrawals payable to the depositor, exceeds the specified reserve account balance, the administrator will direct the indenture trustee to distribute the amount of the excess as accelerated payments of note principal.

See "*The Student Loan Pools—Termination*" in this prospectus.]

[CREDIT RISK RETENTION]

[Note: the form and detailed disclosure regarding the [3%] [_%] risk retention [horizontal/ vertical/ combination and associated fair value calculations] will be included in issuances on and after December 24, 2016 when the credit risk retention rules become effective. See "Credit Risk Retention" in this prospectus for a discussion of risk retention rules that will apply in the future.]

EXCESS DISTRIBUTION CERTIFICATEHOLDER

Under the trust agreement, the trust will also issue an excess distribution certificate to the depositor. This excess distribution certificate represents the ownership of the trust. The depositor intends to transfer the excess distribution certificate to Navient CFC. [At any time thereafter, Navient CFC may transfer ownership of the excess distribution certificate to another affiliate of Navient Corporation and/or it may be sold to an unaffiliated third-party.] [[___]% of the] [The] excess distribution certificate will be retained by the depositor, the sponsor or a majority-owned affiliate of the sponsor until the latest to occur of: (1) [two] years from the closing date, (2) the date the pool balance is one-third or less of the initial pool balance, or (3) the date the principal balance of the notes is one-third or less of the original principal balance of such notes, in order to comply with the credit risk retention requirements of the Dodd-Frank Act and Regulation RR [when taken together with [the other classes of notes] [the RC certificate] retained by the depositor, the sponsor or a majority-owned affiliate of

the sponsor]. The excess distribution certificate is not being offered for sale by this prospectus.

Distributions on the Excess Distribution Certificate. The excess distribution certificate will not bear interest and will not have a principal balance. In general, distributions on the excess distribution certificate will be made only after all of the notes have received all amounts due on a distribution date [and the principal balance of the RC certificate has been reduced to zero]. See "*—Principal Payments*" above and "*Description of the Notes—Distributions*" in this prospectus.

[RC CERTIFICATE]

[Under the trust agreement, the trust will also issue the RC certificate. The RC certificate is not being offered hereby [and will be retained by the depositor, the sponsor or a majority-owned affiliate of the sponsor until the latest to occur of: (1) [two] years from the closing date, (2) the date the pool balance is one-third or less of the initial pool balance, or (3) the date the principal balance of the notes is one-third or less of the original principal balance of such notes, in order to comply with the credit risk retention requirements of the Dodd-Frank Act and Regulation RR (both as defined in this prospectus) [when taken together with [the other classes of notes] [the excess distribution certificate] retained by the depositor, the sponsor or a majority-owned affiliate of the sponsor]]. The RC certificate will have a principal balance but will not bear interest. Distributions, if any, on the RC certificate will be made only after the principal balance of each class of notes has been reduced to zero. The principal balance of the RC certificate will be allocated realized

losses on the trust student loans as such losses are incurred by the trust until the principal balance of such RC certificate is reduced to zero. See "*—Principal Payments*" above and "*Description of the Notes—Distributions*" in this prospectus.]

CREDIT ENHANCEMENT

Credit enhancement for the notes consists of:

- excess interest on the trust student loans (see "*Description of the Notes—Credit Enhancement—Excess Interest*" in this prospectus);

- subordination of the class B notes to the class A notes (see "*Description of the Notes—Credit Enhancement—Subordination of the Class B Notes*" and "*Description of the Notes—The Notes—The Class B Notes—Distributions of Principal*" in this prospectus);

- overcollateralization (see "*—Overcollateralization*" and "*Description of the Notes—Credit Enhancement—Overcollateralization*" in this prospectus); [and]

- the reserve account (see "*—Reserve Account*" and "*Description of the Notes—Credit Enhancement—Reserve Account*" in this prospectus)[; and]

- [the capitalized interest account (see "*Description of the Notes—Credit Enhancement—*

Capitalized Interest Account" in this prospectus)].

POOL ASSET REVIEW

In connection with the offering of the notes, the sponsor and the depositor have performed a review of the trust student loans and the disclosure regarding the trust student loans that is required to be included in this prospectus by Item 1111 of Regulation AB (which disclosure we refer to herein as "Rule 193 information"). Designed and effectuated to provide the depositor with reasonable assurance that the Rule 193 information is accurate in all material respects, this review covered the sponsor's and its relevant affiliates' underwriting and servicing guidelines, and the eligibility and characteristics of the trust student loans, as well as the disclosure in this prospectus describing such underwriting and servicing guidelines and the eligibility and characteristics of the trust student loans. In connection with this pool asset review, the sponsor and the depositor also reviewed the internal controls and FFELP compliance processes that support the sponsor's and its relevant affiliates' underwriting and servicing and the selection of trust student loans.

Portions of the reviews described below were performed with the assistance of third parties engaged by the sponsor and the depositor. The sponsor and the depositor determined the nature, extent and timing of the reviews and the sufficiency of the assistance provided by the third parties for purposes of its reviews. The depositor has ultimate authority and control over, and assumes all responsibility for, the reviews and the findings and conclusions of the reviews.

The depositor hereby attributes all findings and conclusions of such reviews to itself.

After undertaking the reviews described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 information in this prospectus is accurate in all material respects.

See *"Pool Asset Review"* in this prospectus for more information*.*

TAX CONSIDERATIONS

Subject to important considerations described in this prospectus:

- In the opinion of federal tax counsel for the trust, the notes will be characterized as debt for federal income tax purposes.

- In the opinion of federal tax counsel for the trust, the trust will not be characterized as an association or a publicly traded partnership taxable as a corporation for federal income tax purposes.

- [In the opinion of federal tax counsel for the trust, if the trust is deemed to be converted into a partnership for federal income tax purposes upon the transfer or sale of the excess distribution certificate to a holder that does not also hold the RC certificate, such deemed conversion will not constitute a taxable event to the noteholders.]

- In the opinion of Delaware tax counsel for the trust, the same characterizations would apply for

Delaware state income tax purposes as for federal income tax purposes and noteholders who are not otherwise subject to Delaware taxation on income will not become subject to Delaware tax as a result of their ownership of notes.

See "*U.S. Federal Income Tax Consequences*" in this prospectus.

ERISA CONSIDERATIONS

Subject to important considerations and conditions described in this prospectus, the notes may, in general, be purchased by or on behalf of an employee benefit plan or other retirement arrangement, including an insurance company general account, only if:

- an exemption from the prohibited transaction provisions of Section 406 of the Employee Retirement Income Security Act of 1974, as amended, and Section 4975 of the Internal Revenue Code of 1986, as amended, applies, so that the purchase or holding of the notes will not result in a non-exempt prohibited transaction; and

- the purchase or holding of the notes will not cause a non-exempt violation of any substantially similar federal, state, local or foreign laws.

Each fiduciary who purchases a note will be deemed to represent that an exemption exists and applies to it and that no non-exempt violations of any substantially similar laws will occur.

See "*ERISA Considerations*" in this prospectus for additional information concerning the application of ERISA.

RATINGS OF THE NOTES

The sponsor expects that the notes will receive credit ratings from [two] [three] rating agencies.

A rating addresses only the likelihood of the timely payment of stated interest and the payment of principal at final maturity, and does not address the timing or likelihood of principal distributions prior to final maturity. See *"Ratings of the Notes"* in this prospectus.

CERTAIN INVESTMENT COMPANY ACT CONSIDERATIONS

The issuing entity will be relying on an exclusion or exemption from the definition of "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act"), contained in [Rule 3a-7] under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is intended to be structured so as not to constitute a "covered fund" for purposes of the Volcker Rule (as defined in this prospectus) under the Dodd-Frank Act. See "*Certain Investment Company Act Considerations*" in this prospectus for more information.

AFFILIATIONS AND RELATIONS

Navient Funding, LLC, as depositor, is a wholly-owned subsidiary of Navient Credit Finance Corporation, one of the sellers, and is an affiliate of Navient Solutions, Inc., the sponsor, servicer

and administrator. Both parties are an affiliate of each seller. [ADD OTHER AFFILIATIONS BETWEEN PARTIES]

[None of the depositor, sponsor, the issuing entity or any of their affiliates have (and have not within the past two years) entered into any business relationship, agreement, arrangement, transaction or understanding with the underwriter, eligible lender trustee, indenture trustee, [Delaware trustee,] [swap counterparty,] [cap counterparty,] or the asset representations reviewer that would be material to an investor's understanding of the notes and that is outside the ordinary course of business or is on terms other than would be obtained in an arm's length transaction with an unrelated third party.] [IF APPLICABLE, A DESCRIPTION OF ANY MATERIAL TRANSACTIONS BETWEEN DEPOSITOR/SPONSOR/TRUST (OR AFFILIATES) THAT WOULD MEET CRITERIA IN PREVIOUS PARAGRAPH WILL BE INCLUDED.]

[On the closing date, some of the trust student loans that are being sold to the trust will be released from the lien of a finance facility, previously entered into by one or more of the sellers, in exchange for a partial repayment of such facility. One or more of the underwriters, or their respective affiliates may have acted as a direct, or indirect, lender of such facility.] [INCLUDE IF APPLICABLE]

[IF APPLICABLE, A DESCRIPTION OF ANY OTHER MATERIAL TRANSACTIONS BETWEEN DEPOSITOR/SPONSOR/TRUST (OR AFFILIATES) AND ANY OF THE PARTIES ABOVE THAT RELATES TO THIS DEAL OR THE POOL OF TRUST

STUDENT LOANS WILL BE INCLUDED.]

See "*Affiliations and Relations*" in this prospectus.

[LISTING INFORMATION]

[We have applied to the [Luxembourg] [Irish] Stock Exchange to list the class ___ notes. We cannot assure you that the listing will be granted. You should consult with _____, the [Luxembourg] [Irish] listing agent for the _____ notes, to determine their status. You can contact the listing agent _____, [Luxembourg][Ireland].]

RISK FACTORS

Some of the factors you should consider before making an investment in the notes are described under "*Risk Factors*" in this prospectus.

IDENTIFICATION NUMBERS

The notes will have the following CUSIP Numbers, International Securities Identification Numbers (ISIN) and European Common Codes:

CUSIP Numbers:

- Class A-1 Notes: _____

- Class A-2A Notes: _____

- Class A-2B Notes: _____

- Class A-3 Notes: _____

- Class B Notes: _____

ISINs*:*

- Class A-1 Notes: _____

- Class A-2A Notes: _____

- Class A-2B Notes: _____

- Class A-3 Notes: _____

- Class B Notes: _____

European Common Codes*:*

- Class A-1 Notes: _____

- Class A-2A Notes: _____

- Class A-2B Notes: _____

- Class A-3 Notes: _____

- Class B Notes: _____

RISK FACTORS

You should carefully consider the following risk factors in deciding whether to purchase any notes. All of these risk factors could affect your investment in or return on the notes.

Risks Relating To Navient And Its Affiliates

Federal Financial Regulatory Legislation Could Have An Adverse Effect On Navient Corporation, The Sponsor, The Servicer, The Depositor, The Sellers And The Trust, Which Could Result In Losses Or Delays In Payments On Your Notes

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") to reform and strengthen supervision of the U.S. financial services industry. The Dodd-Frank Act represents a comprehensive change to existing laws, imposing significant new regulation on almost every aspect of the U.S. financial services industry.

The Dodd-Frank Act will result in significant new regulation in key areas of the business of Navient Corporation, the parent of Navient Solutions, Inc. and Navient Funding, LLC, and its affiliates and the markets in which Navient Corporation, the sponsor and their affiliates operate. Pursuant to the Dodd-Frank Act, Navient Corporation and many of its subsidiaries will be subject to regulations promulgated by the Consumer Financial Protection Bureau (the "CFPB"). The CFPB will have substantial power to define the rights of consumers and the responsibilities of certain institutions, including Navient Corporation's education loan servicing business. The CFPB began exercising its authority on July 21, 2011.

Most of the component parts of the Dodd-Frank Act continues to be subject to intensive rulemaking and public comment over the coming months and none of Navient Corporation, the sponsor or their affiliates can predict the ultimate effect the Dodd-Frank Act or required examinations of the private education loan market could have on their operations at this time. It is likely, however, that operational expenses will increase if new or additional compliance requirements are imposed on their operations and their competitiveness could be significantly affected if they are subjected to supervision and regulatory standards not otherwise applicable to their

27

competitors.

The Dodd-Frank Act also creates a liquidation framework for the resolution of bank holding companies and other non-bank financial companies determined to be "covered financial companies." If Navient Corporation or its affiliates were determined to be covered financial companies, it is possible that the Federal Deposit Insurance Corporation (the "FDIC") could be appointed receiver of Navient Corporation, the sponsor or any of their affiliates under the Orderly Liquidation Authority ("OLA") provisions of the Dodd-Frank Act. If that occurred, the FDIC could repudiate contracts deemed burdensome to the estate, including secured debt.

 The sponsor has structured the transfers of the student loans to the depositor and the trust as a valid and perfected sale under applicable state law that would remove the student loans from the property of the sponsor if it were to become a debtor under the United States Bankruptcy Code or become subject to the OLA provision to mitigate the risk of the recharacterization of the sale as a grant of a security interest to secure debt of the sponsor. Any attempt by the FDIC to recharacterize the securitization transaction as a secured loan (which the FDIC could then repudiate) could cause delays in payments or losses on the notes.

In addition, if the trust were to become subject to the OLA, the FDIC could repudiate the debt of the trust with the result that the noteholders would have a secured claim in the receivership of the trust. Also, if the trust were subject to OLA, noteholders would not be permitted to accelerate the debt, exercise remedies against the collateral or replace the servicer without the FDIC's consent for 90 days after the receiver is appointed.

As a result of any of these events, delays in payments on the notes and reductions in the amount of those payments could occur. See "*Certain Legal Aspects of the Student Loans—Dodd-Frank Act— Potential Applicability and Orderly Liquidation Authority Provisions—FDIC's Repudiation Power*

Under the OLA" in this prospectus.

The Bankruptcy Of The Depositor, Navient CFC Or Any Other Seller Could Delay Or Reduce Payments On Your Notes	We have taken steps to assure that the voluntary or involuntary application for relief by the depositor, Navient CFC, which is the sole member of the depositor, or any other applicable seller under the United States Bankruptcy Code or other insolvency laws will not result in consolidation of the assets and liabilities of the trust with those of the depositor, Navient CFC and the other sellers. However, we cannot guarantee that the activities of the depositor, any seller, the sponsor or the trust will not result in a court concluding that the trust's assets and liabilities should be consolidated with those of the depositor, Navient CFC or any other seller in a proceeding under any insolvency law. If a court were to reach this conclusion or a filing were made under any insolvency law by or against us, or if an attempt were made to litigate this issue, then delays in distributions on the notes or reductions in these amounts could result.
	Navient CFC, the other sellers of the student loans and the depositor intend that each transfer of student loans to the trust will constitute a true sale. If such transfer constitutes a true sale, the student loans and their proceeds would no longer be considered property of the depositor, Navient CFC or the other sellers should any such person become subject to an insolvency law.
	If the depositor, Navient CFC or any other seller were to become subject to an insolvency law, and a creditor, a trustee-in-bankruptcy or the seller itself were to take the position that the sale of student loans from the related seller to the depositor should instead be treated as a pledge of the student loans to secure a borrowing of that seller, delays in payments on the notes could occur.
	In addition, if the court ruled in favor of this position, reductions in the amount of payments on the notes could result.
The Bankruptcy Of The Servicer Could Delay The Appointment Of A Successor Servicer Or Reduce	In the event of default by the servicer resulting solely from certain events of insolvency or the bankruptcy of the servicer, a court, conservator, receiver or

Payments On Your Notes	liquidator may have the power to prevent any of the servicer, the trust, indenture trustee or the noteholders, as applicable, from appointing a successor servicer and delays in the collection of payments on the trust student loans may occur. It may also be difficult to find a third party to act as successor servicer, and the issuing entity may have to increase the servicing fee in order to obtain such successor servicer. Any resulting delay in the collection of payments on the affected trust student loans may delay or reduce payments to noteholders. In addition, in the event of an insolvency or a bankruptcy of the servicer, a court, conservator, receiver or liquidator may permit the servicer to assign its rights and obligations as servicer to a third-party without complying with the provisions of the transaction documents.

RISKS RELATED TO THE NOTES

Because The Notes May Not Provide Regular Or Predictable Payments, You May Not Receive The Return On Your Investment That You Expected	The notes may not provide a regular or predictable schedule of payments or payment on any specific date. Accordingly, you may not receive the return on your investment that you expected.
The Notes Are Not Suitable Investments For All Investors	The notes are complex investments that should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment, default and market risk, and tax consequences of such an investment, as well as the interaction of these factors.
If A Secondary Market For Your Notes Does Not Develop, The Value Of Your Notes May Diminish	The notes will be a new issue without an established trading market. We do not intend to list the notes on any exchange in the United States [or Europe]. [Although we plan to apply for listing on the [Luxembourg] [Irish] Exchange,] [w][W]e cannot assure you that [such listing will be accepted or, in any event, that] a secondary market for the notes will develop. If a secondary market does not develop, the spread between the bid price and the asked price for your notes may widen, thereby reducing the net proceeds to you from the sale of your notes.

Despite recent federal market interventions and programs, periods of general market illiquidity may occur from time to time and may adversely affect the secondary market for your notes. Accordingly, you may not be able to sell your notes when you want to do so or you may be unable to obtain the price that you wish to receive for your notes and, as a result, you may suffer a loss on your investment.

The Issuing Entity Will Have Limited Assets From Which To Make Payments On The Notes, Which May Result In Losses

The issuing entity will not have, nor will it be permitted to have, significant assets or sources of funds other than the pool of trust student loans and the related guarantee agreements. The issuing entity will also have a reserve account [and] [a capitalized interest account] established in the issuing entity's name, [and will have the benefit of one or more interest rate swap agreements [and interest rate cap agreements]].

Consequently, you must rely upon payments on the trust student loans from the borrowers and guarantors, as applicable, and, if available, amounts on deposit in the trust accounts described above, [amounts received from [swap] [cap] counterparties, overcollateralization [and] in the case of the class A notes, the subordination of the class B notes] to repay your notes. If these sources of funds are unavailable or insufficient to make payments on your notes, you may experience a loss on your investment.

Your Notes May Have A Degree Of Basis Risk, Which Could Compromise The Issuing Entity's Ability To Pay Principal And Interest On Your Notes

There may be a degree of basis risk associated with the issuing entity's notes. There is a risk that shortfalls might occur because, among other things, while the effective interest rates of the trust student loans adjust on the basis of specified indices, the interest rates on the [class A-1, class A-2A, class A-3 and class B notes] adjust on the basis of a different LIBOR index and the [class A-2B notes] bear interest at a fixed rate of interest. If a shortfall were to occur, the issuing entity's ability to pay principal and/or interest on its notes could be compromised.

Consequently, you must rely on credit enhancement [or derivative agreements, if any], to mitigate basis risk. There can be no assurance that the amount of credit enhancement will be sufficient to cover any basis risk associated with an issuing entity's notes or that the [swap] [cap] counterparty will make sufficient payments to eliminate this risk.

You May Be Unable To Reinvest Principal Payments At The Yield You Earn On The Notes

Asset-backed notes usually produce increased principal payments to investors when market interest rates fall below the interest rates on the collateral—student loans in this case—and decreased principal payments when market interest rates rise above the interest rates on the collateral. As a result, you are likely to receive more money to reinvest at a time when other investments generally are producing lower yields than the yield on the notes. Similarly, you are likely to receive less money to reinvest when other investments generally are producing higher yields than the yield on the notes.

Sequential Payment Of The Class A Notes Result In A Greater Risk Of Loss

Holders of class A-3 notes and, to a lesser extent, holders of class A-2A and A-2B notes, bear a greater risk of loss than do holders of class A-1 notes because, except following an event of default and an acceleration of the maturity of notes, no principal will be paid to the class A-2A or A-2B noteholders until all principal due to the class A-1 noteholders has been paid in full, and no principal will be paid to the class A-3 noteholders until all principal due to the class A-1 and class A-2A and A-2B noteholders has been paid in full. As a result of sequential principal payments on the class A notes, holders of the class A notes with a higher numerical designation have a greater risk of suffering a loss on their investments.

| *Investors In The Class B Notes Bear Greater Risk Of Loss Because Of The Priority Of Payment Of Interest And The Timing Of Principal Payments On The Class B Notes May Change Due To The Variability Of Cashflows* | Interest on the class B notes generally will be paid prior to principal of the class A notes. However, if after giving effect to all required distributions of principal of and interest on the notes on any distribution date, the aggregate outstanding principal balance of the trust student loans, including any accrued interest thereon that is expected to be capitalized, and amounts then on deposit in the [capitalized interest account] [and] reserve account less the specified reserve account balance, would be less than the outstanding principal balance of the class A notes, interest on the class B notes will be subordinated to the payment of principal of the class A notes on that distribution date. |

Principal of the class B notes will not begin to be paid until the principal of the class A notes is paid in full. Thus, investors in the class B notes will bear a greater risk of loss than the holders of class A notes. Investors in the class B notes will also bear the risk of any adverse changes in the anticipated yield and weighted average life of their notes resulting from any variability in payments of principal of and/or interest on the class B notes.

The yield to maturity on the class B notes may be more sensitive than the yields to maturity on the class A notes because of losses due to defaults on the trust student loans and the timing of those losses, to the extent the losses are not covered by any applicable credit enhancement. The timing of receipt of principal of and interest on the class B notes may be adversely affected by the losses even if those notes do not ultimately bear such losses.

| *Withdrawal Or Downgrade Of Initial Ratings May Decrease The Prices Of Your Notes* | A security rating is not a recommendation to buy, sell or hold securities. Similar ratings on different types of securities do not necessarily mean the same thing. A rating agency may revise or withdraw its rating at any time if it believes circumstances have changed. A subsequent downgrade in the rating on your notes is likely to decrease the price a subsequent purchaser will be willing to pay for your notes. |

| *The Notes May Be Assigned Lower Ratings From Other NRSROs Than Those Assigned By The Rating* | The sponsor, or an affiliate, will pay a fee to [two] [three] rating agencies (together, the "Rating Agencies") to assign the initial credit ratings to the |

Agencies

notes on or before the closing date.

SEC rules require information conveyed to the Rating Agencies in connection with this transaction to be made available to other nationally recognized statistical rating organizations ("NRSROs") within the meaning of Section 3(a)(62) of the Securities Exchange Act of 1934, as amended. Any such NRSRO may use this information to issue whatever rating is, in its opinion, warranted. NRSROs may have different methodologies, criteria, models and requirements, which may result in ratings that are lower than those assigned by the Rating Agencies. Depending upon the level of the ratings assigned by one or more NRSROs, what NRSROs are involved, what their stated reasons are for assigning a lower rating, and other factors, if an NRSRO issues a lower rating, the liquidity, market value and regulatory characteristics of the particular class or classes of notes could be materially and adversely affected. In addition, the mere possibility that such a rating could be issued may affect price levels in any secondary market that may develop.

A Conflict Of Interest May Exist Between the Rating Agencies Engaged to Rate the Notes and the Transaction Parties	The SEC has taken the position that being paid by the sponsor, issuer or an underwriter to issue and/or maintain a credit rating on asset-backed securities may create a conflict of interest for rating agencies, and that this potential conflict is particularly acute because arrangers of asset-backed securities transactions provide repeat business to such rating agencies. Potential investors in the notes should make their own determinations regarding whether such a conflict of interest actually exists, whether any such potential conflict of interest impacts a rating from any retained rating agency and the weight given to any particular rating in making an investment decision in any class of the notes.
A Further Lowering Of The Credit Rating Of The United States Of America May Adversely Affect The Market Value Of Your Notes	The credit rating of the United States has been downgraded by a NRSRO and may potentially be downgraded by other NRSROs in the future. The impact of any such further potential downgrades is unknown, and depending on any lowered rating assigned, the stated reasons for a lower rating and other factors, the liquidity, market value and regulatory characteristics of your notes could be materially and adversely affected.
The Characteristics Of The Trust Student Loans May Change Between the Statistical Cutoff Date and the Closing Date	The statistical information in this prospectus reflects only the characteristics of the [initial] trust student loans as of the statistical cutoff date. The [initial] trust student loans actually sold to the trust on the closing date will have characteristics that differ somewhat from the characteristics of the [initial] trust student loans as of the statistical cutoff date, due to payments received on and other changes in these loans that occur during the period from the statistical cutoff date to the closing date. We do not expect the characteristics of the [initial] trust student loans actually sold to the trust on the closing date to differ materially from the characteristics of the [initial] trust student loans as of the statistical cutoff date.

However, in making your investment decision, you should assume that the actual characteristics of the trust student loans will vary somewhat from the characteristics of the [initial] trust student loans presented in this prospectus as of the statistical cutoff date. |

Further, certain characteristics of the final pool of trust student loans may vary from the characteristics of the [initial] pool of trust student loans described in this prospectus due to the acquisition of additional trust student loans during the [supplemental purchase period] [pre-funding period] [revolving period]. The only requirement limiting the purchase of additional trust student loans by the trust is that each such trust student loan must satisfy the eligibility criteria described under *"The Trust Student Loan Pool"* in this prospectus at the time of its sale to the trust.

[Any Inability Of The Trust To Acquire Additional Trust Student Loans Would Likely Cause You To Receive An Accelerated Principal Distribution

The trust intends to purchase additional trust student loans from the depositor during the [supplemental purchase period] [pre-funding period] [revolving period]. The depositor will acquire these additional trust student loans from one or more of the sellers.

While the sellers intend to use their best efforts to sell additional trust student loans to the depositor, no seller is required to sell additional trust student loans to the depositor and no assurance can be given that the sellers will have sufficient eligible student loans available to enable the trust to use all amounts on deposit in the supplemental purchase account. If any such funds are not used by the trust to purchase additional trust student loans by the required time, such remaining amounts will become part of available funds on the next distribution date and may result in a full or partial principal payment to the notes. This could shorten the weighted average life of your notes. If your notes are prepaid, you will bear the risk that you may be unable to reinvest any principal prepayment at yields at least equal to the yield on your notes.]

Certain Actions Can Be Taken Without Noteholder Approval

The transaction documents provide that certain actions may be taken based upon receipt by the indenture trustee of a confirmation from each of the rating agencies that the then-current ratings assigned by the rating agencies then rating the notes will not be downgraded or withdrawn by those actions. In this event, such actions may be taken without the consent of noteholders.

[Certain Of The Trust Student Loans Are Rehabilitated Student

As of the statistical cutoff date, approximately _____% of the [initial] trust student loans by principal

Loans

balance were at one time defaulted student loans in respect of which a previous eligible lender submitted a claim under the applicable guarantee agreement and was paid for the related loan. Subsequently, the applicable guarantee agency assumed the loan and "rehabilitated" (as described below) each such student loan pursuant to the Higher Education Act, and permissibly re-sold such rehabilitated student loan to an eligible lender on the open market.

To qualify as a rehabilitated student loan, the related borrower was required to make at least nine consecutive timely payments in full at the time of its resale. However, there can be no assurance that the related borrower will continue to meet his or her obligations on a going-forward basis. Any rehabilitated student loan could again become a defaulted student loan, in which case it would be resubmitted to the applicable guarantor for a payment claim.

In making your investment decision, you should assume that the delinquencies, defaults and/or losses on the rehabilitated trust student loans will be higher (and the timing of principal payments on such loans may be different) than those for non-rehabilitated student loans. If a sufficient number of loans again become delinquent or defaulted, you could suffer a loss of expected yield or a loss on your investment.**]**

LIBOR Manipulation Claims May Affect the Interest Rate on Your Floating Rate Notes

The interest rate on the [class A-1, class A-2A, class A-3 and class B notes] is based on a spread over ____-month LIBOR, as set forth on the cover of this prospectus. The London Interbank Offered Rate, or LIBOR, serves as a global benchmark for home mortgages, student loans and what various issuers pay to borrow money. Certain financial institutions have been accused by various regulators of manipulating LIBOR, and have been alleged to have altered costs when reporting them to regulators. In addition to such regulatory investigations, lawsuits have been filed in the United States District Court for the Southern District of New York seeking damages for losses arising from alleged LIBOR manipulation. Decisions are currently pending as to whether such lawsuits may proceed.

It is unknown at this time what effect, if any, these investigations or any related litigation will have on the use of LIBOR as a global benchmark going forward. We cannot provide any assurances that the rate-setting process for LIBOR will not be affected by conduct similar to what has been alleged in the future, or that the investigations into the rate-setting process will not result in changes in the process used to determine LIBOR that could adversely affect the interest rate on your floating rate notes or that could result in a disruption in the rate-setting process. Therefore, the rate at which your floating rate notes bear interest could be adversely affected by misconduct in the rate-setting process for LIBOR or as a result of future changes to such process. It is also unknown whether there will be a negative effect to you if the LIBOR global benchmark is no longer available.

The Notes May Be Repaid Early Due To An Auction Sale Or The Exercise Of The Purchase Option. If This Happens, Your Yield May Be Affected And You Will Bear Reinvestment Risk

The notes may be repaid before you expect them to be if:

- the servicer exercises its option to purchase all of the trust student loans; or

[● the indenture trustee successfully conducts an auction sale.]

Either event would result in the early retirement of the notes outstanding on that date. If this happens, your yield on the notes may be affected. You will bear the risk that you cannot reinvest the money you receive in comparable notes at an equal yield.

Subordinated Noteholders May Not Be Able To Direct The Indenture Trustee Upon An Event Of Default Under The Indenture

If an event of default occurs under the indenture, only the holders of the controlling class of notes, [which is defined as the holders of the then outstanding class or classes of the most senior notes], will be able to waive that event of default, accelerate the maturity dates of the notes or direct any remedial action under the indenture. In this event, the holders of the class B notes will not have any rights to direct any remedial action until each more senior class of notes has been paid in full.

[Dividing the Class [A-2] Notes into the Class [A-2A] Notes and the Class [A-2B] Notes May Reduce the Liquidity of One or Both Classes]	[The principal amounts of each class of notes will be determined on the pricing date. The class [A-2] notes will be divided into two companion classes, the fixed class [A-2B] notes and the floating class [A-2A] notes, and one such companion class of the class A-2 notes is likely to have a smaller, and possibly a significantly smaller, principal amount than its companion class of notes. Potentially, such lesser principal amount may make the market for notes of such smaller class less liquid than would otherwise be the case. Further, even if the class [A-2A] notes and class [A-2B] notes have relatively similar outstanding principal amounts, such classes still may each be less liquid than if the sub-classes of class A-2 notes were offered solely as one combined class of notes. In all other respects the two sub-classes will have identical rights and payment priorities.] [**Note: To be included only if fixed-rate notes are to be offered on a pro rata payment of principal basis with a class of floating rate notes.**]
[Retention Of Some Or All Of The Class ___ Notes By The Depositor Or Its Affiliate May Reduce The Liquidity Of The Class ___ Notes]	[Some or all of the class ___ notes may be retained by the depositor or an affiliate of the depositor and, consequently, the market for the class ___ notes may be less liquid than would otherwise be the case. In addition, if any of the retained class ___ notes are subsequently sold in the secondary market, demand and market price for any class ___ notes already in the market could be adversely affected.] [**Note: To be included only if notes of a particular class or classes will be retained by the depositor or an affiliate of the depositor**.]

Risks Relating To Student Loans

You Will Bear Prepayment And Extension Risk Due To Actions Taken By Individual Borrowers And Other Variables Beyond Our Control	A borrower may prepay a student loan in whole or in part at any time. The rate of prepayments on the trust student loans may be influenced by a variety of economic, social, competitive and other factors, including changes in interest rates, the availability of alternative financings, regulatory changes affecting the student loan market and the general economy. Various loan consolidation programs, including those offered by affiliates of the depositor, available to eligible borrowers may increase the likelihood of

prepayments. In addition, the issuing entity may receive unscheduled payments due to borrower defaults and purchases by the servicer or the depositor. Because a pool may include thousands of trust student loans, it is impossible to predict the amount and timing of payments that will be received and paid to noteholders in any period. Consequently, the length of time that your notes are outstanding and accruing interest may be shorter than you expect.

On the other hand, borrowers of trust student loans might not choose to prepay their trust student loans or the trust student loans may be extended as a result of grace periods, deferment periods, forbearance periods, income-sensitive repayment plans or repayment term or monthly payment amount modifications agreed to by the servicer. This may slow the expected timing of principal payments or lengthen the remaining term of the trust student loans and delay principal payments to you. In addition, the amount available for distribution to you will be reduced if borrowers fail to pay timely the principal and interest due on the trust student loans. Consequently, the length of time that your notes are outstanding and accruing interest may be longer than you expect.

The optional purchase right of the servicer, [the provision for the auction of the trust student loans,] [and the possibility that any pre-funded amount may not be fully used to purchase additional student loans] create[s] additional uncertainty regarding the timing of payments to noteholders.

The effect of these factors is impossible to predict. To the extent they create reinvestment risk, you will bear that risk.

A Failure To Comply With Student Loan Origination And Servicing Procedures Could Jeopardize Guarantor, Interest Subsidy And Special Allowance Payments On The Trust Student Loans, Which May Result In Delays In Payment Or Losses On Your Notes

The rules under which the trust student loans were originated, including the Higher Education Act or the program rules require lenders making and servicing student loans and the guarantors guaranteeing those loans to follow specified procedures, including due diligence procedures, to ensure that the student loans are properly made, disbursed and serviced.

Failure to follow these procedures may result in the

U.S. Department of Education's refusal to make reinsurance payments to the applicable guarantor or to make interest subsidy payments and special allowance payments on the trust student loans.

Loss of any loan program payments could adversely affect the amount of available funds and the issuing entity's ability to pay principal and interest on your notes.

The Inability Of The Depositor Or The Servicer To Meet Its Repurchase Obligation May Result In Losses On Your Notes

Under some circumstances, the issuing entity has the right to require the depositor (and the depositor has the right to require the applicable seller) or the servicer to purchase a trust student loan or provide the issuing entity with a substitute student loan. This right arises generally if a breach of the representations, warranties or covenants of the depositor or the servicer, as applicable, has a material adverse effect on the issuing entity, and is not cured within the applicable cure period. We cannot guarantee you, however, that the depositor (and, in turn, the applicable seller) or the servicer will have the financial resources to make a purchase or substitution. In this case, you will bear any resulting loss.

Incentive Programs May Affect Your Notes

At the present time, the sellers of the trust student loans make available to borrowers various incentive programs. In addition, under the terms of the servicing agreement, the servicer may make new incentive programs available to borrowers with trust student loans. See "*The Companies' Student Loan Financing Business—Servicing—Incentive Programs*" in this prospectus. These current or future incentive programs may affect payments on your notes.

For example, if one or more of the incentive programs which offer a principal balance reduction to borrowers are made available to borrowers with trust student loans and a higher than anticipated number of borrowers qualify, the principal balance of the affected trust student loans may repay faster than anticipated.

Accordingly, your notes may experience faster than anticipated principal payments.

41

Conversely, the existence of these incentive programs may discourage a borrower from prepaying an affected trust student loan. If this were to occur, the principal balance of your notes may be reduced over a longer period than would be the case if there were no such incentive program.

Furthermore, incentive programs may reduce the amount of funds available to make payments on your notes by reducing the principal balances and yield on the trust student loans. In that case, you will bear the risk of any loss not covered by available credit enhancement.

A Servicer Default May Result In Additional Costs, Increased Servicing Fees By A Substitute Servicer Or A Diminution In Servicing Performance, Any Of Which May Have An Adverse Effect On Your Notes

If a servicer default occurs, the indenture trustee or the [most senior class of] noteholders may remove the servicer without the consent of the trustee or eligible lender trustee, as applicable. Only the indenture trustee or such noteholders, and not the [eligible lender trustee], has the ability to remove the servicer if a servicer default occurs. In the event of the removal of the servicer and the appointment of a successor servicer, we cannot predict:

● the cost of the transfer of servicing to the successor servicer;

● the ability of the successor servicer to perform the obligations and duties of the servicer under the servicing agreement; or

● the servicing fees charged by the successor servicer.

In addition, the [most senior class of] noteholders have the ability, with some exceptions, to waive defaults by the servicer.

Furthermore, the indenture trustee or the noteholders may experience difficulties in appointing a successor servicer and during any transition phase it is possible that normal servicing activities could be disrupted, resulting in increased delinquencies and/or defaults on the trust student loans.

The Indenture Trustee May Have Difficulty Liquidating Trust Student

If an event of default occurs under the indenture, the indenture trustee may sell the trust student loans, without the consent of the noteholders (but only in the

42

Loans After An Event Of Default	event that there has been a payment default on a class of senior notes, and in all other cases, if the purchase price received from the sale of the trust student loans is sufficient to repay all noteholders in full). However, the indenture trustee may not be able to find a purchaser for the trust student loans in a timely manner or the market value of those loans may not be high enough to make noteholders whole.
You May Incur Losses Or Delays In Payments On Your Notes If Borrowers Default On The Trust Student Loans	If a borrower defaults on a trust student loan that is only 98% or 97% guaranteed, the related issuing entity will experience a loss of approximately 2% or 3%, as the case may be, of the outstanding principal and accrued interest on that student loan. If defaults occur on the trust student loans and the credit enhancement described in this prospectus is insufficient, you may suffer a delay in payment or losses on your notes.
If A Guarantor Of The Trust Student Loans Experiences Financial Deterioration Or Failure, You May Suffer Delays In Payment Or Losses On Your Notes	All of the trust student loans will be unsecured. As a result, the only security for payment of a guaranteed student loan is the guarantee provided by the applicable guarantor. Student loans acquired by the issuing entity may be subject to guarantee agreements with a number of individual guarantors. A deterioration of a guarantor's financial condition and ability to honor guarantee claims could result in a failure of that guarantor to make guarantee payments to the eligible lender trustee in a timely manner, or at all. The financial condition of a guarantor could be adversely affected by a number of factors, including the amount of claims made against that guarantor as a result of borrower defaults.

A guarantor's financial condition and ability to honor guarantee claims could also be adversely affected by a number of other factors including:

- the continued voluntary waiver by the guarantor of the guarantee fee payable by a borrower upon disbursement of a student loan;

- the amount of claims made against that guarantor as a result of borrower defaults;

- the amount of claims reimbursed to that guarantor from the U.S. Department of Education, which range from 75% to 100% of the guaranteed portion of the loan, depending

on the date the loan was made and the historical performance of the guarantor; and

- changes in legislation that may reduce expenditures from the U.S. Department of Education that support federal guarantors or that may require guarantors to pay more of their reserves to the U.S. Department of Education.

If the financial condition of a guarantor deteriorates, it may fail to make guarantee payments in a timely manner, or at all. In that event, you may suffer delays in payment or losses on your notes.

The U.S. Department Of Education's Failure To Make Reinsurance Payments May Negatively Affect The Timely Payment Of Principal And Interest On Your Notes

If a guarantor is unable to meet its guarantee obligations, the issuing entity may submit claims directly to the U.S. Department of Education for payment. The U.S. Department of Education's obligation to pay guarantee claims directly is dependent upon its determination that the guarantor is unable to meet its guarantee obligations. If the U.S. Department of Education delays in making this determination, you may suffer a delay in the payment of principal and interest on your notes. In addition, if the U.S. Department of Education determines that the guarantor is able to meet its guarantee obligations, the U.S. Department of Education will not make guarantee payments to the issuing entity. The U.S. Department of Education may or may not make the necessary determination that the guarantor is unable to meet its guarantee obligations. If the U.S. Department of Education determines that the guarantor is unable to meet its guarantee obligations, it may or may not make this determination or the ultimate payment of the guarantee claims in a timely manner. This could result in delays or losses on your investment.

Payment Offsets By Guarantors Or The U.S. Department Of Education Could Prevent The Issuing Entity From Paying You The Full Amount Of The Principal And Interest Due On Your Notes

The eligible lender trustee may use the same U.S. Department of Education lender identification number for FFELP loans of the issuing entity as it uses for other FFELP loans it holds on behalf of other issuing entities established by us. If it does, the billings submitted by the eligible lender trustee or the servicer to the U.S. Department of Education (for items such as special allowance payments or interest subsidy payments) and the claims submitted to the

guarantors will be consolidated with the billings and claims for payments for trust student loans under other issuing entities using the same lender identification number. Payments on those billings by the U.S. Department of Education as well as claim payments by the applicable guarantors will be made to the eligible lender trustee, or to the servicer on behalf of the eligible lender trustee, in a lump sum. Those payments must be allocated by the administrator among the various issuing entities that reference the same lender identification number.

If the U.S. Department of Education or a guarantor determines that the eligible lender trustee owes it a liability on any trust student loan, including loans it holds on behalf of the issuing entity for your notes or other issuing entities, the U.S. Department of Education or the applicable guarantor may seek to collect that liability by offsetting it against payments due to the eligible lender trustee of the issuing entity. Any offsetting or shortfall of payments due to the eligible lender trustee could adversely affect the amount of available funds for any collection period and thus the issuing entity's ability to pay you principal and interest on the notes.

The servicing agreement for your notes and other servicing agreements of the depositor will contain provisions for cross-indemnification concerning those payments and offsets. Such provisions require one entity to compensate the other or accept a lesser payment to the extent the latter has been assessed for the liability of the former. Even with cross-indemnification provisions, however, the amount of funds available to the issuing entity from indemnification would not necessarily be adequate to compensate the issuing entity and investors in the notes for any previous reduction in the available funds.

The Enactment Of The Health Care And Education Reconciliation Act Of 2010 And Any Other Future Changes In Law May Adversely Affect Student Loans, The Guarantors, The Depositor, Navient Cfc Or The Other Sellers And, Accordingly, Adversely Affect Your Notes

On March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (the "Reconciliation Act") was enacted into law. Effective July 1, 2010, the Reconciliation Act eliminated the FFELP. The terms of existing FFELP loans are not materially affected by the Reconciliation Act. The Higher Education Act or other relevant federal or state laws, rules and regulations may be further amended or modified in the future in a manner, including as part of any reauthorization of the Higher Education Act, that could adversely affect the federal student loan programs as well as the student loans made under these programs and the financial condition of the guarantors. Among other things, the level of guarantee payments may be adjusted from time to time. The elimination of FFELP and any other future changes could affect the ability of Navient CFC, the other sellers, the depositor or the servicer to satisfy their obligations to purchase or substitute student loans. Future changes could also have a material adverse effect on the revenues received by the guarantors that are available to pay claims on defaulted student loans in a timely manner. We cannot predict whether any changes will be adopted or, if adopted, what impact those changes would have on any issuing entity or the notes that it issues.

The Use Of Master Promissory Notes May Compromise The Indenture Trustee's Security Interest In The Student Loans

For loans disbursed on or after July 1, 1999, a master promissory note evidences any student loan made to a borrower under the Federal Family Education Loan Program. When a master promissory note is used, a borrower executes only one promissory note with each lender. Subsequent student loans from that lender are evidenced by a confirmation sent to the student. Therefore, if a lender originates multiple student loans to the same student, all of the related student loans are evidenced by a single promissory note.

Under the Higher Education Act, each student loan made under a master promissory note may be sold independently of any other student loan made under that same master promissory note. Each student loan is separately enforceable on the basis of an original or copy of the master promissory note.

It is possible that student loans transferred to the issuing entity may be originated under a master promissory note. If the servicer were to deliver a copy of the master promissory note, in exchange for value, to a third-party that did not have knowledge of the indenture trustee's lien, that third-party may also claim an interest in the student loan. It is possible that the third-party's interest could be prior to or on a parity with the interest of the indenture trustee.

An Issuing Entity May Be Affected By Delayed Payments From Borrowers Called To Active Military Service

The Higher Education Act, the Servicemembers Civil Relief Act and similar state and local laws provide payment relief to borrowers who enter active military service and to borrowers in reserve status who are called to active duty after the origination of their trust student loans. Recent and ongoing military operations by the United States have increased the number of citizens who are in active military service, including persons in reserve status who have been called or may be called to active duty.

The Servicemembers Civil Relief Act also limits the ability of a lender in the FFELP to take legal action against a borrower during the borrower's period of active duty and, in some cases, during an additional period thereafter.

We do not know how many trust student loans have been or may be affected by the application of these laws. As a result, there may be unanticipated delays in payment and losses on the trust student loans.

[Risks Relating To Swap Agreements]

[If an issuing entity is a party to one or more interest rate or currency, as applicable, swap agreements, the following risk factors will apply.]

In The Event Of An Early Termination Of A Swap Agreement Due To Certain Swap Termination Events, An Issuing Entity May Be Required To Make A Large Termination Payment To Any Related Swap Counterparty

Because the [class A-2B notes] bear interest at a fixed rate, the trust is entering into one or more interest rate swap agreements to hedge basis risk.

A swap agreement generally may not be terminated except upon the occurrence of enumerated termination events set forth under "*Description of the Notes—Swap Agreement[s]*" in this prospectus. Depending on the reason for the termination, however, a swap termination payment may be due from either the issuing entity or the related swap counterparty.

If a termination event under any of these swap agreements occurs and the issuing entity owes the related swap counterparty a large termination payment that is required to be paid pro rata with interest due to the related notes, the issuing entity may not have sufficient available funds on that or future distribution dates to make required payments of interest or principal, and the holders of all classes of notes may suffer a loss.

[Your Notes Will Have Greater Risk If An Interest Rate Swap Agreement Terminates]

[If on any distribution date a payment is due to the issuing entity under an interest rate swap agreement, but the related swap counterparty defaults and the administrator is unable to arrange for a replacement swap agreement, holders of such notes will remain entitled to the established rate of interest even though the related swap agreement has terminated. If this occurs, amounts available to make payments on the related notes will be reduced to the extent the interest rates on those notes exceed the rates which the issuing entity would have been required to pay to the swap counterparty under the terminated interest rate swap agreement. In this event, the issuing entity may not have sufficient available funds on that or future distribution dates to make required payments of interest or principal to all classes of notes and you may suffer a loss.]

[Your Notes Will Have Greater Risk If An Interest Rate Cap Agreement Terminates]

[If on any distribution date a payment is due to the issuing entity under an interest rate cap agreement, but the related cap counterparty defaults and the administrator is unable to arrange for a replacement interest rate cap agreement, holders of such notes will remain entitled to the established rate of interest even though the related interest rate cap agreement has terminated. If this occurs, amounts available to make payments on the related notes will be reduced to the extent of the payment which the issuing entity would have been eligible to receive from the cap counterparty under the terminated interest rate cap agreement. In this event, the issuing entity may not have sufficient available funds on that or future distribution dates to make required payments of interest or principal to all classes of notes and you may suffer a loss.]

DEFINED TERMS

In later sections, we use a few terms that we define in the Glossary at the end of this prospectus. These terms appear in **bold face** when they are first used and in initial capital letters in all cases.

FORMATION OF THE TRUST

The Trust

The Navient Student Loan Trust 20__-__ is a statutory trust newly formed under Delaware law and under a trust agreement dated as of _____, 20__, which will be amended and restated as of the closing date among the depositor, the eligible lender trustee, the owner trustee, [the Delaware trustee] and the indenture trustee. The trust will not engage in any activity other than:

- acquiring, holding, selling and managing the trust student loans [(which shall include both the [initial] trust student loans to be acquired on the closing date and any eligible student loans which may be acquired from time to time with amounts on deposit in the [supplemental purchase account] [pre-funding account] [additional loan account] during the [supplemental purchase period] [pre-funding period] [revolving period])] and the other assets of the trust and related proceeds;

- issuing the notes[, the RC certificate] and the excess distribution certificate;

- making payments on the notes[, the RC certificate] and the excess distribution certificate;

- [entering into one or more swap agreements and making the required payments set forth therein;]

- [entering into the interest rate cap agreement and making the upfront payment required under that agreement; and]

- engaging in other incidental or related activities.

Other than issuing the notes, the trust will not be permitted to borrow money or make loans to other persons. The permitted activities of the trust may be amended only with the consent of a majority of the senior and subordinate noteholders, voting separately; however, the trust agreement may be modified without noteholder consent if an opinion of counsel is provided to the effect that such proposed revisions would not adversely affect in any material respect the interests of any noteholder whose written consent has not been obtained.

The trust will be initially capitalized with nominal equity. The proceeds from the sale of the notes will be used by the owner trustee to make the initial deposits in the **Trust Accounts**, [to make the upfront payment on the interest rate cap agreement] and for the eligible lender trustee to purchase, on behalf of the trust, the [initial] trust student loans and additional trust student loans. The trust will purchase the [initial] trust student

loans from the depositor under a sale agreement to be dated as of the closing date, [and any additional trust student loans under bills of sale executed under the terms of the sale agreement, to be dated as of each related transfer date, among the depositor, the trust and the eligible lender trustee.] The depositor will use the net proceeds it receives from the sale of the [initial] trust student loans to pay to the applicable sellers the purchase price of the [initial] trust student loans acquired by the depositor under a purchase agreement to be dated as of the closing date between the depositor and the sellers. [The trust will purchase any additional student loans under one or more additional sale agreements to be entered into from the depositor pursuant to the terms of the sale agreement. Additional trust student loans may be purchased from the depositor from any of the sellers during the [supplemental purchase period only to the extent there are sufficient funds on deposit in the supplemental purchase account] [pre-funding period only to the extent there are sufficient funds on deposit in the pre-funding account] [revolving period only to the extent there are sufficient funds on deposit in the additional loan account].]

The property of the trust will consist of:

- the pool of trust student loans [(including both the [initial] trust student loans and any additional trust student loans),] legal title to which will be held by the eligible lender trustee, for the benefit of the trust;

- all funds collected on trust student loans, including any special allowance payments, interest subsidy payments and any guarantor or Department of Education payments, received on or after the cutoff date;

- all moneys and investments from time to time on deposit in the Trust Accounts;

- its rights under the transfer and servicing agreements, including the right to require the applicable seller, the applicable purchaser or the servicer to repurchase or purchase, as applicable, trust student loans from it or to substitute student loans under certain conditions;

- its rights under the guarantee agreements with guarantors;

- [its rights under all swap agreements entered into from time to time and the related documents; [and]]

- [its rights under the interest rate cap agreement and the related documents.]

The trust and its assets (other than the trust student loans) will be administered by the administrator pursuant to the administration agreement. The servicer will be responsible for the servicing and administration of the trust student loans pursuant to the servicing agreement. See "*Servicing and Administration*" in this prospectus.

The trust will not own any other assets. The fiscal year of the trust will be a calendar year.

The notes will represent indebtedness of the trust secured by its assets. The excess distribution certificate will represent the beneficial ownership interest of the trust,

which is a Delaware statutory trust and a separate legal person under Delaware law. To facilitate servicing and to minimize administrative burden and expense, the servicer, directly or through subservicers, will retain possession of the promissory notes and other documents related to the student loans as custodian for the trust and the eligible lender trustee or trustee, as applicable.

The sections "*The Transfer Agreements*," "*Servicing and Administration*" and "*Prospectus Summary—The Notes*" in this prospectus contain descriptions of the material provisions of the transaction agreements.

Capitalization of the Trust

The following table illustrates the capitalization of the trust as of the closing date, as if the issuance and sale of the securities had taken place on that date:

[Floating] Rate Class A-1 Student Loan-Backed Notes	$
[Fixed] Rate Class A-2A Student Loan-Backed Notes	$
[Floating] Rate Class A-2B Student Loan-Backed Notes	$
[Floating] Rate Class B Student Loan-Backed Notes	$
[RC Certificate]*	$
Equity	$ 100
Total	$

_____

* The above table illustrates the principal balance of the RC certificate based on the Pool Balance as of the statistical cutoff date.

Repurchase Requests

The transfer and servicing agreements for prior pools of student loans that were securitized by the depositor and its relevant affiliated securitizers contain certain covenants requiring the repurchase of a student loan from the related issuing entity for the uncured breach of a related representation or warranty in each case where such breach materially and adversely affects the interests of the trust in that student loan. In the past three (3) years, neither the depositor nor any of its affiliated securitizers has received a demand to repurchase any student loan, as reportable on **SEC** Form ABS-15G, underlying a securitization of **FFELP** student loans for which it has acted as depositor. The depositor, as securitizer covering all of its affiliated securitizers, is responsible for disclosure of all fulfilled and unfulfilled repurchase requests for FFELP student loans on SEC Form ABS 15G. The depositor filed its most recent Form ABS 15G, on behalf of itself and its affiliated securitizers, with the SEC on _____, 20__. The depositor's CIK number is _____. Additional information regarding the depositor may be found under "*The Depositor*" in this prospectus and additional information regarding its repurchase obligations may be found under "*Transfer Agreements—Sale of Student Loans to the Trust; Representations and Warranties of the Depositor*" in this prospectus.

Eligible Lender Trustee

The eligible lender trustee is [_____]. It maintains a trust address at [_____]. [_____] has been, and currently is, serving as eligible lender trustee for numerous securitization transactions and programs involving pools of student loan receivables. [_____] is one of the largest corporate trust providers of trust services in securitization transactions.

[_____] has provided the information in the immediately prior paragraph. Other than the immediately prior paragraph, [_____] has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

The eligible lender trustee will acquire on behalf of the trust legal title to all the [initial] trust student loans purchased on the closing date [and any additional trust student loans acquired during the [supplemental purchase period] [pre-funding period] [revolving period]]. The eligible lender trustee, on behalf of the trust, has entered into separate guarantee agreements with the guaranty agencies described in this prospectus with respect to the trust student loans. The eligible lender trustee qualifies as an eligible lender and the holder of the trust student loans for all purposes under the Higher Education Act and the guarantee agreements. Failure of the trust student loans to be owned by an eligible lender would result in the loss of guarantor and Department of Education payments on the trust student loans. See "*Appendix A—Federal Family Education Loan Program—Eligible Lenders, Students and Educational Institutions*" in this prospectus.

The liability of the eligible lender trustee in connection with the issuance and sale of the notes will consist solely of the express obligations specified in the trust agreement and sale agreement. The eligible lender trustee will not be personally liable for any actions or omissions that were not the result of its own bad faith, willful misconduct or negligence. The eligible lender trustee will be entitled to be indemnified by the administrator for any loss, liability or expense (including reasonable attorneys' fees and expenses) incurred by it in connection with the performance of its duties under the indenture and the other transaction documents. See "*Description of the Notes*" and "*Transfer Agreements*" in this prospectus. The depositor and its affiliates maintain banking relations on arms-length terms with the eligible lender trustee and/or its affiliates.

The eligible lender trustee may resign at any time. The administrator may also remove the eligible lender trustee if it becomes insolvent or ceases to be eligible to continue as eligible lender trustee. In the event of such a resignation or removal, the administrator will appoint a successor. The resignation or removal of the eligible lender trustee and the appointment of a successor will become effective only when a successor accepts its appointment. To the extent expenses incurred in connection with the replacement of the eligible lender trustee are not paid by the successor eligible lender trustee, the depositor will be responsible for the payment of such expenses.

Owner Trustee

The owner trustee is [_____]. It maintains a trust address at [_____]. [_____] has been, and currently is, serving as owner trustee for numerous securitization transactions and programs involving pools of student

loan receivables. [_____] is one of the largest corporate trust providers of trust services in securitization transactions.

[_____] has provided the information in the immediately prior paragraph. Other than the immediately prior paragraph, [_____] has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

[The owner trustee will act in the capacities required for a trustee under the Delaware Statutory Trust Act.] The owner trustee will act on behalf of [the excess distribution certificateholder] [and] [the RC certificateholder] and represent and exercise the rights and interests of [the excess distribution certificateholder] [and] [the RC certificateholder] in accordance with the trust agreement. Except as specifically delegated to the administrator in the administration agreement, the owner trustee will also execute and deliver all agreements required to be entered into on behalf of the trust.

The liability of the owner trustee in connection with the issuance and sale of the notes will consist solely of the express obligations specified in the trust agreement and sale agreement. The owner trustee will not be personally liable for any actions or omissions that were not the result of its own bad faith, willful misconduct or negligence. The owner trustee will be entitled to be indemnified by the administrator for any loss, liability or expense (including reasonable attorneys' fees and expenses) incurred by it in connection with the performance of its duties under the indenture and the other transaction documents. See "*Transfer Agreements*" in this prospectus. The depositor and its affiliates maintain banking relations on arms-length terms with the owner trustee.

The owner trustee may resign at any time. The administrator may also remove the owner trustee if it becomes insolvent or ceases to be eligible to continue as owner trustee. In the event of such a resignation or removal, the administrator will appoint a successor. The resignation or removal of the owner trustee and the appointment of a successor will become effective only when a successor accepts its appointment. To the extent expenses incurred in connection with the replacement of the owner trustee are not paid by the successor owner trustee, the depositor will be responsible for the payment of such expenses.

[Delaware Trustee]

[**To be inserted if a separate Delaware Trustee is required**.]
[[_____] will be the Delaware trustee under the trust agreement. The Delaware trustee will accept service of process in Delaware on behalf of the trust, sign any certificates (and take any other required actions) where the Delaware Statutory Trust Act requires such certificates (or actions) be executed by a Delaware trustee. The Delaware trustee will perform no other functions or have any additional responsibilities with respect to the trust or the trust student loans.

[_____] is a [Delaware banking corporation] with its principal place of business located at [_____]. [_____] has and is currently serving as Delaware trustee for numerous securitization transactions and programs involving pools of student loan receivables.

[_____] has provided the information in the prior paragraph. Other than the prior paragraph, [_____] has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

The liability of the Delaware trustee in connection with the issuance and sale of the notes will consist solely of the express obligations specified in the trust agreement. The Delaware trustee will not be personally liable for any actions or omissions that were not the result of its own bad faith, willful misconduct or negligence. The Delaware trustee will be entitled to be indemnified by the administrator (at the direction of the depositor) for any loss, liability or expense (including reasonable attorneys' fees and expenses) incurred by it in connection with the performance of its duties under the trust agreement. See "*Description of the Notes*" and "*Transfer Agreements*" in this prospectus. The depositor and its affiliates maintain banking relations with the Delaware trustee and/or its affiliates.

The Delaware trustee may resign at any time. The administrator may also remove the Delaware trustee if it becomes insolvent or ceases to be eligible to continue as Delaware trustee. In the event of such a resignation or removal, the administrator will appoint a successor. The resignation or removal of the Delaware trustee and the appointment of a successor will become effective only when a successor accepts its appointment. To the extent expenses incurred in connection with the replacement of the Delaware trustee are not paid by the successor Delaware trustee, the depositor will be responsible for the payment of such expenses.**]**

Indenture Trustee and Paying Agent

The trust will issue the notes under an indenture to be dated as of the closing date. Under the indenture, [_____] will act as indenture trustee for the benefit of and to protect the interests of the noteholders and will act as paying agent for the notes. [_____] is the indenture trustee. Its address is [_____]. [_____] has acted as trustee on numerous asset-backed securities transactions involving pools of student loans, including as of _____ __, 20__, approximately [___] previous asset-backed securities transactions involving federally-insured student loans.

[_____] has provided the information in the prior paragraph. Other than the prior paragraph, [_____] has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

The indenture trustee will act on behalf of the noteholders and represent their interests in the exercise of their rights under the indenture.

To the extent expenses incurred in connection with the replacement of an indenture trustee are not paid by the indenture trustee that is being replaced, the depositor will be responsible for the payment of such expenses. The depositor and its affiliates maintain banking relations on arms-length terms with the indenture trustee.

The indenture trustee will not be personally liable for any actions or omissions that were not the result of its own bad faith, willful misconduct or negligence. The indenture trustee will be entitled to be indemnified by the administrator (at the direction of the trust) for any loss, liability or expense (including reasonable attorneys' fees)

incurred by it in connection with the performance of its duties under the indenture and the other transaction documents. Upon the occurrence of an event of default, and in the event the administrator fails to reimburse the indenture trustee, the indenture trustee will be entitled to receive all such amounts owed from cashflow on the trust student loans prior to any amounts being distributed to the noteholders.

[The Subservicer]

[Not all transactions will have a subservicer. Applicable disclosure regarding a particular subservicer and its prior experience will be provided by such subservicer and included in the applicable prospectus.]

[General. [_____] will act as subservicer for the trust.]

[We obtained the information in this section from the subservicer.]

USE OF PROCEEDS

The trust will purchase the [initial] trust student loans from the depositor under the sale agreement in exchange for the issuance of the notes and the issuance of the excess distribution certificate to the depositor.

The depositor will use the net proceeds from the sale of the notes to the underwriters to pay to the trust the initial deposits to the Trust Accounts.

The depositor will then use the proceeds paid to the depositor by the underwriters to pay to the sellers the respective purchase prices due to those sellers for the [initial] trust student loans purchased by the depositor and to make required deposits to the Trust Accounts.

Expenses incurred to establish the trust and issue the notes (other than fees that are due to the underwriters) are payable by the depositor. Expenses to be paid by the depositor are estimated to be $[_____].

AFFILIATIONS AND RELATIONS

Navient Funding, LLC, as depositor, is a wholly-owned subsidiary of Navient Credit Finance Corporation, one of the sellers, and is an affiliate of Navient Solutions, Inc., the sponsor, servicer and administrator. [Blue Ridge Funding LLC, a seller in this transaction, is a Delaware limited liability company whose sole member is Navient Credit Finance Corporation.] [VL Funding LLC, a seller in this transaction, is a Delaware limited liability company whose sole member is Navient Credit Finance Corporation.] [ADD OTHER SELLER AS RELEVANT]. Navient Solutions, Inc. and Navient Credit Finance Corporation are each a wholly owned subsidiary of Navient Corporation. [ADD OTHER AFFILIATIONS BETWEEN PARTIES.]

[None of the depositor, sponsor, the issuing entity or any of their affiliates have (and have not within the past two years) entered into any business relationship, agreement, arrangement, transaction or understanding with the underwriter, eligible lender trustee, indenture trustee, [Delaware trustee,] [swap counterparty,] [cap counterparty,] or the

asset representations reviewer that would be material to an investor's understanding of the notes and that is outside the ordinary course of business or is on terms other than would be obtained in an arm's length transaction with an unrelated third party.] [IF APPLICABLE, A DESCRIPTION OF ANY MATERIAL TRANSACTIONS BETWEEN DEPOSITOR/SPONSOR/TRUST (OR AFFILIATES) THAT WOULD MEET CRITERIA IN PREVIOUS PARAGRAPH WILL BE INCLUDED.]

[On the closing date, some of the trust student loans that are being sold to the trust will be released from the lien of a finance facility, previously entered into by one or more of the sellers, in exchange for a partial repayment of such facility. One or more of the underwriters, or their respective affiliates may have acted as a direct, or indirect, lender of such facility.] [INCLUDE IF APPLICABLE]

[IF APPLICABLE, A DESCRIPTION OF ANY OTHER MATERIAL TRANSACTIONS BETWEEN DEPOSITOR/SPONSOR/TRUST (OR AFFILIATES) AND ANY OF THE PARTIES ABOVE THAT RELATES TO THIS DEAL OR THE POOL OF TRUST STUDENT LOANS WILL BE INCLUDED.]

THE DEPOSITOR

Navient Funding, LLC (referred to herein as "Navient Funding") is the depositor. Navient Credit Finance Corporation, which together with its successors in interest we sometimes refer to as Navient CFC in this prospectus, is the sole member of Navient Funding. It became the sole member of the depositor on June 29, 2004. Prior to that date, the Student Loan Marketing Association, which was liquidated on December 29, 2004, was the depositor's sole member. The depositor was incorporated in Delaware as SLM Funding Corporation on July 25, 1995, was converted to a limited liability company on December 31, 2002 and changed its name to Navient Funding, LLC on May 2, 2014.

The depositor has only limited purposes, which include purchasing student loans from Navient CFC and other sellers, transferring the student loans to the trusts and other incidental and related activities. Its principal executive offices are at 2001 Edmund Halley Drive, Reston, Virginia 20191. Its telephone number is (703) 810-3000.

The depositor has been created as a separate, limited-purpose subsidiary with its own limited liability company identity. The depositor's operating agreement contains limitations including:

- restrictions on the nature of its business; and

- a restriction on its ability to commence a voluntary case or proceeding under any insolvency law without the unanimous affirmative vote of all of its directors.

Among other things, the depositor will maintain its separate limited liability company identity by:

- maintaining records and books of accounts separate from those of its sole member;

- refraining from commingling its assets with the assets of its sole member; and

- refraining from holding itself out as having agreed to pay, or being liable for, the debts of its sole member.

Each transaction agreement will also contain "non-petition" covenants to prevent the commencement of any bankruptcy or insolvency proceedings against the depositor and/or the issuing entity, as applicable, by any of the transaction parties or by the noteholders.

We have structured the transactions described in this prospectus to assure that each transfer of the student loans by its sole member or any other seller to the depositor and by the depositor to the trust constitutes a "true sale" of the student loans. If the transfer constitutes a "true sale," the student loans and related proceeds would not be property of the applicable seller or the depositor should it become subject to any insolvency law. Although each seller, the depositor and the trust will express its intent to treat the conveyance of the trust student loans as a sale, each seller and the depositor will also grant to its transferee a backup security interest in the trust student loans. This security interest is intended to protect the interests of the noteholders if a bankruptcy court were to characterize any seller's or the depositor's transfer of the loans as a borrowing by such seller or the depositor secured by a pledge of the trust student loans. In the event that a bankruptcy court did characterize the transaction as a borrowing by a seller or the depositor, that borrowing would be secured by the trust student loans in which such seller or the depositor granted a security interest to the trustee or eligible lender trustee, as applicable. Each seller and the depositor has agreed to take those actions that are necessary to maintain the security interest granted to the trustee or eligible lender trustee, as applicable, as a first priority, perfected security interest in the trust student loans, including the filing of Uniform Commercial Code financing statements, if necessary.

Upon the issuance of notes, the depositor will receive the advice of counsel that, subject to various facts, assumptions and qualifications, the transfer of the student loans by the applicable seller to the depositor and by the depositor to the trust would be characterized as a "true sale" and the student loans and related proceeds would not be property of the applicable seller or the depositor under the insolvency laws.

Each seller and the depositor will also represent and warrant that each sale of trust student loans by it is a valid sale of those loans. In addition, the depositor, the eligible lender trustee and the trust will treat the conveyance of the trust student loans as a sale for all purposes other than accounting and tax purposes. The depositor, Navient CFC and each other seller will take all actions that are required so the trustee or eligible lender trustee, as applicable, will be treated as the legal owner of the trust student loans.

The depositor's obligations after issuance of the notes include the sale of any trust student loans to the trust to be purchased with amounts on deposit in the [pre-funding account,] [supplemental purchase account,] [and/or] [additional loan account,] and delivery of certain related documents and instruments, repurchasing or substituting

trust student loans in the event of certain breaches of representations or warranties made by the depositor, providing tax-related information to the trustee or eligible lender trustee, as applicable, and maintaining the indenture trustee's first priority perfected security interest in, or the trust's (and eligible lender trustee's) ownership of, the assets of the trust.

NAVIENT CORPORATION

Effective April 30, 2014, pursuant to a plan approved by its board of directors, SLM Corporation ("Legacy SLM"), effected the strategic separation of its loan management, servicing and asset recovery business, now known as Navient Corporation ("Navient"), from its consumer banking business (referred to as "Sallie Mae Bank"). Sallie Mae Bank continues to operate under the Sallie Mae brand.

Navient began trading on the NASDAQ under ticker symbol "NAVI" on May 1, 2014. Navient is an independent company, and Sallie Mae retains a de minimis interest in Navient. Sallie Mae and Navient have entered into a separation and distribution agreement and various other agreements related to the spin-off and the post spin-off relationship of the two companies.

Navient's education loan management business includes Legacy SLM's portfolios of FFELP loans (other than any FFELP loans held by Sallie Mae Bank at the time of separation) and certain existing private education loans (all originated by Navient affiliates or Sallie Mae Bank with respect to loans originated on or before April 30, 2014), other interest-earning assets, an education loan servicing platform that services FFELP and private education loans, including the FFELP and private education loans to be owned by each issuing entity and loans held by third parties, and related collection activities on those loans. Each of the sellers, the depositors, the servicer, the administrator and each issuing entity associated with Legacy SLM's securitization program have remained subsidiaries of Navient. The servicer while remaining a subsidiary of Navient has contributed some of its former assets and liabilities associated with its private education loan servicing business to a subsidiary of Sallie Mae Bank.

THE SPONSOR, SERVICER AND ADMINISTRATOR

Navient Solutions, Inc. acts as the sponsor of Navient's student loan securitization program. Navient Solutions, Inc., which together with its successors in interest we sometimes refer to as Navient Solutions in this prospectus, is a wholly owned subsidiary of Navient and acts as the principal management company for most of Navient's business activities. Navient Solutions' servicing division manages and operates the loan servicing functions for Navient and its affiliates. Navient Solutions acts as administrator for trust sponsored by the depositor and its affiliates. As administrator, Navient Solutions may delegate or subcontract its duties as administrator, but no delegation or subcontract will relieve Navient Solutions of its liability under the administration agreement. Effective as of December 31, 2003, Sallie Mae, Inc. merged with Sallie Mae Servicing L.P. Sallie Mae, Inc. was the surviving entity and succeeded

to all of the rights and obligations of Sallie Mae Servicing L.P. Sallie Mae, Inc. changed its name to Navient Solutions, Inc. on May 1, 2014. Navient Solutions is a Delaware corporation and its principal executive offices are at 2001 Edmund Halley Drive, Reston, Virginia 20191. Its telephone number is (703) 810-3000.

Navient Solutions is an affiliate of the depositor and each seller. For information on any interest in the transaction retained by the depositor, the sponsor or their affiliates to satisfy the credit risk retention rules, see "*Credit Risk Retention*" in this prospectus.

Navient Solutions services the vast majority of student loans owned by Navient and its affiliates. Its loan servicing centers are located in Indiana and Pennsylvania. As servicer, Navient Solutions may delegate or subcontract its duties as servicer, but no delegation or subcontract will relieve Navient Solutions of its liability under the servicing agreement.

Navient Solutions (in its various forms) has serviced student loans for over 20 years. Navient Solutions itself, and as the assignee of the Student Loan Marketing Association (sometimes referred to as "SLMA"), has been the sponsor of Legacy SLM's securitization program since it sponsored its first student loan securitization in 1995, called Sallie Mae Student Loan Trust 1995-1.

As of December 31, 20___, Navient Solutions (on behalf of Navient, Legacy SLM and SLMA) have sponsored approximately ___ student loan securitizations involving approximately ___ FFELP student loan transactions and approximately ___ private education loan transactions.

Navient Solutions owns no loans. As the sponsor and administrator of the company's student loan securitization program, Navient Solutions selects portfolios of loans from loans owned by its affiliates for sale to the trust. Navient Solutions is also chiefly responsible for structuring each transaction.

Navient is also the largest holder, servicer and collector of loans made under the discontinued FFELP. Navient and its subsidiaries serve, as of December 31, 20___, approximately _____ million customers through Navient's and its subsidiaries' ownership and management of approximately $__.__ [billion] of student loans, of which approximately $_____ billion, or approximately ___%, are federally insured. Navient Solutions is also the nation's largest servicer of student loans, managing or servicing a portfolio of approximately $_____ billion, as of December 31, 20___.

In addition to federal loan programs, which have statutory limits on annual and total borrowing, Navient Solutions and its affiliates (prior to their separation from Sallie Mae Bank) sponsored a variety of private education loan programs and purchased loans made under such programs to bridge the gap between the cost of education and a student's resources. Navient and its subsidiaries (including Sallie Mae Bank when it was a part of Legacy SLM) originated such private education loans which are not federally guaranteed. Most of these higher education private education loans were made in conjunction with a FFELP Stafford loan, in which case they were marketed to schools through the same marketing channels as FFELP loans by the same sales force. In 2004, Navient Solutions expanded its direct-to-consumer loan marketing channel with its Tuition Answer(SM) loan program where Navient Solutions' affiliates originated and

59

purchased loans outside of the traditional financial aid process. Navient Solutions' affiliates also originated and purchased alternative private education loans, which are marketed by a subsidiary of Navient to technical and trade schools, tutorial and learning centers, and private kindergarten through secondary education schools. These loans were primarily made at schools not eligible for Title IV loans. In 2006, Navient Solutions began to sponsor a private credit consolidation loan program under which certain Navient Solutions affiliates and their lender partners made new loans available to borrowers to combine two or more existing loans into a single loan.

Currently neither Navient Solutions nor its affiliates originate any private education loans, but Navient affiliates retain ownership of a significant portfolio of such loans (both for their own accounts and indirectly through the residual ownership of the issuing entities from transactions sponsored by Navient Solutions) that were originated by Legacy SLM affiliates (including Sallie Mae Bank) prior to the corporate separation.

[Note: Information regarding sponsor's financial condition will be included in the prospectus to the extent there is a material risk that the effect on its ability to comply with the transaction agreement provisions relating to repurchase of trust student loans resulting from that condition could have a material impact on performance of the pool or the notes.]

THE SELLERS

[Navient Credit Finance Corporation. Navient Credit Finance Corporation is a wholly-owned subsidiary of Navient. We sometimes refer to Navient Credit Finance Corporation, together with its successors in interest, as Navient CFC. Navient CFC was formed on July 27, 1999. It changed its name to Navient Credit Finance Corporation on May 2, 2014. Navient CFC purchases Stafford Loans, SLS Loans, PLUS Loans, consolidation loans and/or other types of federally guaranteed student loans originated by its affiliates or third parties under FFELP described in "*Appendix A—Federal Family Education Loan Program*" to this prospectus. It may also purchase loans that are not originated under FFELP, including, but not limited to, Health Education Assistance Loan Program loans (referred to as "HEAL Loans"), which the United States Department of Education insures directly, and other private education loans programs which are not reinsured by the federal government.]

[Blue Ridge Funding LLC. Blue Ridge Funding LLC is a Delaware limited liability company whose sole member is Navient CFC. We sometimes refer to Blue Ridge Funding LLC as Blue Ridge Funding. Blue Ridge Funding was formed on November 4, 2013. Blue Ridge Funding is a limited purpose, bankruptcy-remote entity formed to purchase education loans, whether originated under the FFELP or other private credit student loan programs, for re-sale in various securitization transactions. [_____] acts as interim eligible lender trustee on behalf of Blue Ridge Funding.]

[VL Funding LLC. VL Funding LLC is a Delaware limited liability company whose sole member is Navient CFC. We sometimes refer to VL Funding LLC as VL Funding. VL Funding was formed on June 22, 2000. VL Funding is a limited purpose,

bankruptcy-remote entity formed to purchase education loans for re-sale in various securitization transactions. Navient Solutions, Inc. [master] services all loans owned by VL Funding that may be sold to the trust. [_____], acts as interim eligible lender trustee on behalf of VL Funding.]

[Note: Additional affiliated entity (including special purpose entity) seller disclosure to be added as applicable.]

Third-Party Originators. The identity of the actual originator of any particular student loan is not material. In addition, to the extent FFELP loans are purchased in secondary market transactions the identities of the related originators are often not available.

Further, disclosure about separate originators of particular pool asset(s) will not enhance or increase an investor's ability to assess the risks of these pool assets. All FFELP loans benefit from reinsurance by the U.S. Government and this guarantee is the material provision for reviewing the investor's risk of loss of principal with respect to these assets. Unlike products without such U.S. Government reinsurance, the credit quality of the originator will not materially affect the likelihood of FFELP loan non-payment. Moreover, the presence of reinsurance by the U.S. Government is not affected by the credit quality of the third party originator. Therefore, no disclosure about any such third-party originator is included herein.

THE TRUST STUDENT LOAN POOL

General

The eligible lender trustee, on behalf of the trust, will purchase the pool of [initial] trust student loans from the depositor on the closing date, and the trust will be entitled to collections on and proceeds of the [initial] trust student loans on and after that date.

Eligible Trust Student Loans

The [initial] trust student loans were selected from the portfolio of student loans owned by [one or more of] [Navient Credit Finance Corporation,] [Blue Ridge Funding,] [VL Funding] and [_____] (each, a "seller") or their affiliates by employing several criteria, including requirements that trust student loan as of the statistical cutoff date (and with respect to each additional trust student loan, as of its related subsequent cutoff date, to be specified at the time of its sale to the trust):

- is a [consolidation loan made under the FFELP] [FFELP loan] that is guaranteed as to at least (1) 100% with respect to trust student loans with an initial date of disbursement prior to October 1, 1993, (2) 98% with respect to trust student loans with an initial date of disbursement prior to July 1, 2006 and on or after October 1, 1993 or (3) 97% with respect to trust student loans with an initial date of disbursement on or after July 1, 2006, of its principal and interest by a guaranty agency under a guarantee agreement and the guaranty agency is, in turn, reinsured by the Department of Education in accordance with the FFELP under a guarantee agreement;

- contains terms in accordance with those required by the FFELP, the guarantee agreements and other applicable requirements;

- is fully disbursed;

- is not more than 270 days past due;

- [is serviced by [subservicer]];

- does not have a borrower who is noted in the related records of the servicer [subservicer] as being currently involved in a bankruptcy proceeding; and

- has special allowance payments, if any, based on the 91-day Treasury bill rate or one-month LIBOR.

[IF APPLICABLE, DISCLOSURE REGARDING HEAL LOANS WILL BE INSERTED BY A CROSS-REFERENCE TO APPENDIX C AND ANNEX A, WHERE HEAL LOANS ARE DISCUSSED]

[Each additional trust student loan will be selected from portfolios of student loans owned by one of the sellers or an affiliate by employing the criteria listed above (as of the related subsequent cutoff date).]

No trust student loan as of the [applicable] cutoff date was or will be subject to any prior obligation to sell that loan to a third-party.

[The depositor expects that any additional trust student loans, acquired by the trust following the closing date and prior to the end of the [supplemental purchase period] [pre-funding period] [revolving period] will have been sold to the depositor by a seller or one of their affiliates, and such student loans will be owned by a seller, and will be student loans that are eligible to be sold to the trust. Concurrently with the acquisition of any eligible student loans from a seller, the depositor will sell those loans directly to the trust. During the [supplemental purchase period] [pre-funding period] [revolving period], the purchase of eligible student loans by the depositor and in turn by the trust will be funded by means of a transfer of amounts on deposit in the [supplemental purchase account] [pre-funding account] [additional loan account], as described in this prospectus.]

Certain Expenses

Expenses incurred in connection with the acquisition of the trust student loans and the establishment of the trust (including the expenses of accountants, underwriters and rating agencies) are paid by Navient Solutions, Inc. and/or the depositor. Such expenses are not paid from proceeds of the sale of the notes. Additional expenses incurred in connection with the issuance of the notes (including the expenses of accountants, underwriters and rating agencies) will be paid by the depositor from proceeds of the issuance of the notes and estimates to be approximately $[_____].

Characteristics of the [Initial] Trust Student Loans

The tables contained in "*Annex A—Characteristics of the [Initial] Trust Student Loan Pool Composition Of The [Initial] Trust Student Loans As Of The Statistical Cutoff Date*" in this prospectus provide a description of specified characteristics of the [initial]

trust student loans as of the statistical cutoff date. The aggregate outstanding principal balance of the [initial] trust student loans in each of the tables in Annex A includes the outstanding principal balance due from borrowers plus accrued interest to be capitalized of $[_____] as of the statistical cutoff date.

Unless otherwise specified, all information with respect to the [initial] trust student loans presented in this prospectus or in Annex A is as of _____ __, 20__, which is the statistical cutoff date.

[Following the sale of additional trust student loans during the [supplemental purchase period] [pre-funding period] [revolving period] to the eligible lender trustee, on behalf of the trust, the aggregate characteristics of the final pool of trust student loans may vary from those shown in Annex A for the [initial] pool of trust student loans. If the aggregate characteristics of the final pool of trust student loans are materially different from those shown in Annex A, updated information will be provided in the first servicing report provided by the administrator for the period in which the [supplemental purchase period] [pre-funding period] [revolving period] ends.]

Insurance of Trust Student Loans; Guarantors of Trust Student Loans

In general, disbursed student loans are guaranteed by a guarantor, and reinsured against default by the Department of Education. The percentage of the guarantee is based upon the date of disbursement of the student loans as follows:

Disbursement Date	Percentage Guaranteed
Prior to October 1, 1993	100%
On or after October 1, 1993 but before July 1, 2006	98%
On or after July 1, 2006	97%

No insurance premium is charged to a borrower or a lender in connection with a consolidation loan. However, FFELP lenders must pay a monthly rebate fee to the Department of Education at an annualized rate of 1.05% on principal of and interest on consolidation loans disbursed on or after October 1, 1993, or at an annualized rate of 0.62% on consolidation loans for which consolidation loan applications were received between October 1, 1998 and January 31, 1999. The trust will pay this consolidation loan rebate fee prior to calculating **Available Funds**.

The eligible lender trustee has entered into a separate guarantee agreement with each of the guaranty agencies listed on page A-[11] in "*Annex A—Characteristics of the [Initial] Trust Student Loan Pool Composition Of The [Initial] Trust Student Loans As Of The Statistical Cutoff Date*" in this prospectus, under which each of the guarantors has agreed to guarantee certain of the trust student loans.

Under the Higher Education Amendments of 1992, if the Department of Education has determined that a guaranty agency is unable to meet its insurance obligations, a loan holder may submit claims directly to the Department of Education and the Department of Education is required to pay the full guarantee payment in

accordance with guarantee claim processing standards no more stringent than those of the guaranty agency. However, the Department of Education's obligation to pay guarantee claims directly in this fashion is contingent upon the Department of Education making the determination referred to above. We cannot assure you that the Department of Education would ever make that determination with respect to a guaranty agency or, if that determination were made, whether that determination or the ultimate payment of guarantee claims would be made in a timely manner. See "*Appendix A— Federal Family Education Loan Program—Guaranty Agencies under the FFELP*" in this prospectus.

The table on page A-[11] of Annex A in this prospectus provides information with respect to the applicable percentage by outstanding principal balance of the [initial] trust student loans guaranteed by each guarantor.

Some historical information about the guaranty agencies that guarantee trust student loans comprising at least 10% of the [initial] trust student loans by outstanding principal balance as of the statistical cutoff date is also provided beginning on page A-[12] in Annex A in this prospectus. For purposes of the tables in Annex A, we refer to each of these guaranty agencies as a Significant Guarantor.

The Department of Education is required to make reinsurance payments to guarantors with respect to FFELP loans in default. This requirement is subject to specified reductions when the guarantor's claims rate for a fiscal year equals or exceeds certain trigger percentages of the aggregate original principal amount of FFELP loans guaranteed by that guarantor that are in repayment on the last day of the prior fiscal year. See "*Appendix A—Federal Family Education Loan Program*" in this prospectus.

Each guaranty agency's guarantee obligations with respect to any trust student loan is conditioned upon the satisfaction of all the conditions in the related guarantee agreement. These conditions include, but are not limited to, the following:

- the origination and servicing of the trust student loan being performed in accordance with the FFELP, the Higher Education Act, the guaranty agency's rules and other applicable requirements;

- the timely payment to the guaranty agency of the guarantee fee payable on the trust student loan; and

- the timely submission to the guaranty agency of all required pre-claim delinquency status notifications and of the claim on the trust student loan.

Failure to comply with any of the applicable conditions, including those listed above, may result in the refusal of the guaranty agency to honor its guarantee agreement on the trust student loan, in the denial of guarantee coverage for certain accrued interest amounts or in the loss of certain interest subsidy payments and special allowance payments.

Prospective investors may consult the Department of Education Data Books for further information concerning the guarantors.

Cure Period for Trust Student Loans

The sellers, the depositor, the servicer [or the subservicer], as applicable, will be obligated to purchase, or to substitute qualified student loans for, any trust student loan in the event of a material breach of certain representations, warranties or covenants concerning such trust student loan, following a period during which the breach may be cured. For purposes of trust student loans the cure period will be 120 days. However, in the case of breaches that may be cured by the reinstatement of the guarantor's guarantee of the trust student loan, the cure period will be 360 days. In each case the cure period begins on the earlier of the date on which the breach is discovered and the date of the servicer's [subservicer's] receipt of the guarantor reject transmittal form with respect to the trust student loan. The purchase or substitution will be made not later than the end of the 120-day cure period or not later than the 60th day following the end of the 360-day cure period, as applicable.

Notwithstanding the foregoing, if as of the last business day of any month the aggregate principal amount of trust student loans for which claims have been filed with and rejected by a guarantor as a result of a breach by the depositor, the related seller or the servicer [subservicer] or for which the servicer [subservicer] determines that claims cannot be filed pursuant to the Higher Education Act as a result of that breach exceeds 1% of the **Pool Balance**, then the servicer [subservicer], the depositor or the related sellers, as applicable, will be required, within 30 days of a written request by the servicer or the indenture trustee, as applicable, to either (i) purchase affected trust student loans or (ii) arrange for the substitution of trust student loans of at least equivalent value and with materially similar characteristics for the affected trust student loan for which it is being substituted, in each case in an aggregate principal amount so that after the purchases and/or substitutions, as applicable, the aggregate principal amount of affected trust student loans is less than 1% of the Pool Balance. The trust student loans to be purchased or substituted for by the servicer [subservicer], the seller or the depositor pursuant to the preceding sentence will be based on the date of claim rejection, with the trust student loans with the earliest of these dates to be purchased first. See "*Servicing and Administration—Servicer Covenants*" and "*Transfer Agreements—Sale of Student Loans to the Trust; Representations and Warranties of the Depositor*" and "*—Purchase of Student Loans by the Depositor; Representations and Warranties of the Sellers*" in this prospectus.

Consolidation of Federal Benefit Billings and Receipts and Guarantor Claims with Other Trusts

Due to a Department of Education policy limiting the granting of new lender identification numbers, the eligible lender trustee will be allowed under the trust agreement to permit other trusts established by the depositor to securitize student loans to use the Department of Education lender identification number applicable to the trust. In that event, the billings submitted to the Department of Education for interest subsidy and special allowance payments on loans in the trust would be consolidated with the billings for the payments for student loans in other trusts using the same lender identification number and payments on the billings would be made by the Department of Education in lump sum form. These lump sum payments would then be allocated on a

loan-by-loan basis among the various trusts using the same lender identification number.

In addition, the sharing of the lender identification number with other trusts may result in the receipt of claim payments from guaranty agencies in lump sum form. In that event, these payments would be allocated among the trusts in a manner similar to the allocation process for interest subsidy and special allowance payments.

The Department of Education regards the eligible lender trustee as the party primarily responsible to the Department of Education for any liabilities owed to the Department of Education or guaranty agencies resulting from the eligible lender trustee's activities in the FFELP. As a result, if the Department of Education or a guaranty agency were to determine that the eligible lender trustee owes a liability to the Department of Education or a guaranty agency on any student loan included in a trust using the shared lender identification number, the Department of Education or that guaranty agency would be likely to collect that liability by offset against amounts due the eligible lender trustee under the shared lender identification number, including amounts owed in connection with the trust.

In addition, other trusts using the shared lender identification number may in a given quarter incur consolidation origination fees, consolidation loan rebate fees or floor income rebates that exceed the interest subsidy and special allowance payments payable by the Department of Education on the loans in the other trusts, resulting in the consolidated payment from the Department of Education received by the eligible lender trustee under the lender identification number for that quarter equaling an amount that is less than the amount owed by the Department of Education on the loans in the trust for that quarter.

The servicing agreement for the trust and the servicing agreements for the other trusts established by the depositor that share the lender identification number to be used by the trust will require any trust to indemnify the other trusts against a shortfall or an offset by the Department of Education or a guaranty agency arising from the trust student loans held by the eligible lender trustee on the trust's behalf.

Payment of Notes

Upon the payment in full of all outstanding notes, the eligible lender trustee or trustee, as applicable, will succeed to all the rights of the indenture trustee on behalf of the holder of the excess distribution certificate.

Termination

The obligations of the servicer, the depositor, the administrator, the trustee or eligible lender trustee, as applicable, and the indenture trustee under the transfer and servicing agreements will terminate upon:

- the maturity or other liquidation of the last trust student loan and the disposition of any amount received upon liquidation of any remaining trust student loan, and

- the payment to the noteholders of all amounts required to be paid to them.

The servicer, at its option, may repurchase or arrange for the purchase of all remaining trust student loans as of the end of any collection period if the outstanding Pool Balance is 10% or less of the **Initial Pool Balance**, together with the aggregate initial principal balances of all trust student loans acquired during any applicable pre-funding period, plus accrued interest to be capitalized as of the applicable cutoff dates. The purchase price will equal the aggregate purchase amounts for the loans as of the end of that collection period. It will not be less than the minimum purchase amount specified. These amounts will be used to retire the related notes. Upon termination of a trust, any remaining assets of that trust, after giving effect to final distributions to the noteholders, will be transferred to the reserve account and paid as provided in this prospectus.

If the servicer or another entity fails to exercise their optional purchase right as described above, the indenture trustee may, or at the written direction of the administrator or the holders of a majority of the outstanding amount of the notes, shall, try to auction any trust student loans remaining in the trust at the end of the collection period preceding the trust auction date specified in this prospectus. Navient CFC, any other seller, their affiliates and unrelated third parties may make bids to purchase these trust student loans on the trust auction date; however, Navient CFC, any other seller or their affiliates may offer bids only if the Pool Balance at that date is 10% or less of the Initial Pool Balance [together with the aggregate initial principal balances of all trust student loans acquired during any [supplemental purchase period] [pre-funding period] [revolving period]] plus accrued interest to be capitalized as of the applicable cutoff dates.

THE COMPANIES' STUDENT LOAN FINANCING BUSINESS

The information provided below relates to the portfolio of loans originated by Legacy SLM entities (including Sallie Mae Bank) that were owned by Navient and its subsidiaries at the time of its separation from Sallie Mae Bank.

Navient operates its student loan financing business through several subsidiaries, including Navient CFC. We sometimes refer to Navient and its family of subsidiaries as the Companies (or individually as a Company if the context requires). These companies have made and/or purchase or have purchased loans insured under several other education loan programs, including, but not limited to, Health Education Assistance Loan Program loans ("HEAL Loans"), which the United States Department of Education insures directly, and other private education loan programs which are not reinsured by the federal government. These companies also originated and/or purchase student loans insured under various federally sponsored programs. These companies purchase Stafford Loans, SLS Loans and PLUS Loans originated under the FFELP, all of which are insured by guarantors and reinsured by the U.S. Department of Education. They also originated and purchase consolidation loans.

They purchase insured loans from various sources including:

- commercial banks, thrift institutions and credit unions;

- pension funds and insurance companies;

- educational institutions; and

- various state and private nonprofit loan originating and secondary market agencies.

These purchases occur at various times including:

- shortly after loan origination;

- while the borrowers are still in school;

- just before the loan's conversion to repayment after borrowers graduate or otherwise leave school; or

- while the loans are in repayment.

The purchaser directly or indirectly through the servicer, frequently provides the selling institution with operational support in the form of either:

- its automated loan administration system called PortSS® for the lender to use prior to loan sale; or

- its loan origination and interim servicing system called ExportSS®.

Both PortSS and ExportSS provide the applicable Company entity and the lender with the assurance that the loans will be administered by the servicer's computerized servicing systems.

FFELP Loans. Substantially all payments of principal and interest with respect to loans originated through the FFELP will be guaranteed against default, death, bankruptcy or disability of the applicable borrower, and a closing of or a false certification by such borrower's school, by certain federal guarantors pursuant to a guarantee agreement to be entered into between such federal guarantors specified in this prospectus (each a "Federal Guarantor" and collectively, the "Federal Guarantors") and the applicable eligible lender trustee (such agreements, each as amended or supplemented from time to time, the "Federal Guarantee Agreements"). See "*Appendix B—Federal Family Education Loan Program*" in this prospectus.

Private Education Loans. In addition to the FFELP loans originated under the Higher Education Act, the sellers and other affiliates of Navient have developed student loan programs that are not federally guaranteed for undergraduate students and/or their parents ("Private Undergraduate Loans"), graduate students ("Private Graduate Loans"), private credit consolidation programs ("Private Consolidation Loans"), programs marketed directly to consumers ("Direct-to-Consumer Loans"), programs for students and/or their parents at technical and trade schools, tutorial and learning centers, and private kindergarten through secondary education schools ("Career Training Loans") and programs that provide private supplemental funding for certificate-seeking, continuing education, undergraduate and graduate students at eligible degree-granting institutions or non-degree granting institutions ("Smart Option Student Loans"), which can be used by borrowers to supplement their FFELP loans in situations where

the FFELP loans do not cover the cost of education or to cover education at non-Title IV institutions and programs for undergraduate, graduate and health professional students ("EFG Loans"), that provide borrowers with private supplemental funding. We sometimes refer to all such loans as private education loans in this prospectus.

The Companies' private education loans are serviced by Navient Solutions and may have been funded by a former affiliate or a lender partner. These loans are typically purchased by Navient CFC (or another affiliate).

The trust's assets will only consist of FFELP loans, amounts on deposit in the Trust Accounts [and its rights under any the [swap] [cap] agreement].

Servicing

Prior to purchase of a loan by the applicable Company entity, the servicer or a third-party servicing agent surveys appropriate loan documents for compliance with U.S. Department of Education and guarantor requirements. Such survey generally consists of the servicer or third-party servicing agent undertaking a review of certain documentation and information with respect to each purchase of a portfolio of loans with an understanding of the obligations undertaken by the relevant parties with respect to the loan guarantees in an asset-backed securitization. The reviewing party bases the scope and breadth of the review on the characteristics of the particular transaction, terms and timing of the loan and its origination and other information deemed important based on their experience in the industry and knowledge of the risks associated therein. Once acquired, loans are serviced through the servicer or third-party servicers, in each case under contractual agreements with a Company entity.

The U.S. Department of Education and the various guarantors prescribe rules and regulations which govern the servicing of federally insured loans. These rules and regulations include specific procedures for contacting delinquent borrowers, locating borrowers who can no longer be contacted at their documented address or telephone number, and filing claims for reimbursement on loans in default. Payments under a guarantor's guarantee agreement require strict adherence to these stated due diligence and collection procedures.

Regulations require that collection efforts commence within ten days of any delinquency and continue for the period of delinquency until the loan is deemed to be in default status. During the delinquency period, the holder of the loan must diligently attempt to contact the borrower, in writing and by telephone, at specified intervals. Most FFELP loans are considered to be in default when they become 270 days delinquent.

A guarantor may reject any claim for payment under a guarantee agreement if the specified due diligence and collection procedures required by that guarantee agreement have not been strictly followed and documented or if the claim is not timely filed. Minor errors in due diligence may result in the imposition of interest penalties, rather than a complete loss of the guarantee. In instances in which a claim for payment under a guarantee agreement is denied due to servicing or claim-filing errors, the guaranteed status of the affected student loans may be reinstated by following specified procedures, called "curing the defect." Interest penalties are commonly incurred on loans that are cured. The servicer's recent experience has been that the significant

majority of all rejected claims are cured within two years, either internally or through collection agencies.

The servicer's internal procedures support compliance with existing U.S. Department of Education and guarantor regulations and reporting requirements, and provide high quality service to borrowers. It utilizes computerized servicing systems. These systems monitor all student loans serviced by its loan servicing centers. The computerized servicing systems identify loans which require due diligence or other servicing procedures and disseminate the necessary loan information to initiate the servicing or collection process. The computerized servicing systems enable the servicer to service a high volume of loans in a manner consistent with industry requirements. Navient and its subsidiaries, including the sellers and the depositor, also require their third-party servicers to maintain operating procedures which comply with applicable U.S. Department of Education and guarantor regulations and reporting requirements, and periodically reviews certain operations for compliance.

In addition, Company affiliates offer some borrowers loan repayment terms that do not provide for level payments over the repayment term of the loan. For example, under Navient CFC's graduated repayment program, some student loans provide for an "interest only" period. During this period, the borrower is required to make payment of accrued interest only. No payment of the principal of the loan is required. At the conclusion of the interest only period, the loan must be amortized through level payments over the remaining term of the loan.

In other cases, Company affiliates offer borrowers a "graduated phased in" amortization of the principal of the loans. For these loans, a greater portion of the principal amortization of the loan occurs in the later stages of the loan than would be the case if amortization were on a level payment basis.

Company affiliates also offer an income-sensitive repayment plan under which repayments are based on the borrower's income. Under this plan, ultimate repayment may be delayed up to 15 years.

Consolidation/Repayment Programs. Consolidation and repayment programs made available by the Companies to student loan borrowers and cosigners were made available to borrowers and cosigners with trust student loans. Navient and its subsidiaries participated in the consolidation loan program for FFELP loans until 2008 and the consolidation loan lending program itself was terminated in 2010 in connection with the elimination of FFELP as an ongoing program. See "*Appendix A—Federal Family Education Loan Program—Consolidation Loan Program*" in this prospectus. Therefore, the transfer and servicing agreements still permit the applicable seller to purchase such student loans from the trust to effect consolidations at the request of borrowers.

In addition, many Company affiliates offer some borrowers loan repayment terms that do not provide for level payments over the repayment term of the loan. For example, under a typical graduated repayment program, some student loans provide for an "interest only" repayment option for a specified period of time, usually the first twenty-four (24) or forty-eight (48) months after the loan enters repayment. During this period, the borrower is required to make payment of accrued interest only. No payment

of the principal of the loan is required. At the conclusion of the interest only period, the loan must be amortized through level payments over the remaining term of the loan. Borrowers can also request an extended repayment term based on the remaining loan balance.

In other cases, Company affiliates offer borrowers a "graduated phased in" amortization of the principal of the loans. For these loans, a greater portion of the principal amortization of the loan occurs in the later stages of the loan than would be the case if amortization were on a level payment basis.

These companies also offer various income-sensitive repayment plans under which repayments are based on the borrower's income. Under these plans, ultimate repayment may be delayed up to 15 years. In addition, interest rate reduction programs may be offered to borrowers experiencing periods of financial distress.

Incentive Programs. Navient and its subsidiaries have offered, and intend to continue to offer, various incentive programs to student loan borrowers and cosigners. Some of the programs that may apply to student loans owned by the trusts are:

- *Great Rewards*[(SM)]. Under the Great Rewards(SM) program, which is available for all student loans that were disbursed prior to June 30, 2002 and enter repayment after July 1993, if a borrower makes 48 consecutive scheduled payments in a timely fashion, the effective interest rate is reduced permanently by 2% per annum.

- *Great Returns*[(SM)]. Under the Great Returns(SM) program, borrowers whose loans were disbursed prior to June 30, 2002 and who make 24 consecutive scheduled payments in a timely fashion get a reduction in principal equal to any amount over $250 that was paid as part of the borrower's origination fee to the extent that the fee does not exceed 3% of the principal amount of the loan.

- *Direct Repay/ ACH Benefit plan*. Under the Direct Repay/ ACH Benefit plan, borrowers who make student loan payments electronically through automatic monthly deductions from a savings, checking or NOW account receive a 0.25% or 0.50% effective interest rate reduction as long as loan payments continue to be successfully deducted from the borrower's bank account.

- *Cash Back plan*. Under the Cash Back plan, borrowers (i) whose loans are with a Company lender partner, (ii) who enroll in Manage Your Loans(SM), the servicer's on-line account manager, (iii) who agree to receive their account information by e-mail and (iv) who make their first 33 scheduled payments on time, receive a 3.3% check or credit based upon their original loan amount.

- *Federal Student Loan Consolidation Incentive*. Borrowers with an initial consolidation loan balance of at least $10,000 who make their

first 36 payments on time receive a 1.0% interest rate reduction during periods of active repayment.

- *On-Time Payment Interest Rate Reduction plan.* Under the On-Time Payment Interest Rate Reduction plan, borrowers who make their first 24 scheduled payments on time, sign-up for on-line loan management within 60 days from the first payment due date and continue to make payments on time, receive a 0.5% effective interest rate reduction.

We cannot predict how many borrowers will participate in these programs. These incentive programs or other programs may also be made available by the servicer to borrowers with trust student loans.

Application of any of these incentive programs could impact the yield on your notes. For example, if one or more of the incentive programs which offer a principal balance reduction to borrowers are made available to borrowers with trust student loans and a higher than anticipated number of borrowers qualify, the principal balance of the affected trust student loans may repay faster than anticipated. Accordingly, your notes may experience faster than anticipated principal payments.

Conversely, the existence of these incentive programs may discourage a borrower from prepaying an affected trust student loan. If this were to occur, the principal balance of your notes may be reduced over a longer period than would be the case if there were no such incentive program.

Furthermore, incentive programs may reduce the amount of funds available to make payments on your notes by reducing the principal balances and yield on the trust student loans. In that case, you will bear the risk of any loss not covered by available credit enhancement.

TRANSFER AGREEMENTS

General

The following is a summary of the material terms of the sale agreements under which the trust will purchase student loans from the depositor, and the purchase agreements under which the depositor will acquire the student loans from the sellers. We refer to the purchase agreements and the sale agreements, collectively, as the "**transfer agreements**." We have filed forms of the transfer agreements as exhibits to the registration statement of which this prospectus is a part and will file the final transfer and servicing agreements at the time we file this prospectus. The summary does not cover every detail of these agreements, and it is subject to the provisions of the transfer and servicing agreements.

Purchase of Student Loans by the Depositor; Representations and Warranties of the Sellers

On the closing date, each seller will sell to the depositor (and with respect to legal title, the interim eligible lender trustee for the benefit of the depositor), without

recourse, its entire interest in the student loans and all collections received on and after the cutoff date specified in this prospectus. A bill of sale in the form shown as an exhibit to the purchase agreement that will be delivered in connection with the sale of the trust student loans will describe the student loan pool. The depositor will apply net proceeds from the sale of the notes to purchase the student loans from the related seller.

Pursuant to the related transfer agreement, each seller will represent and warrant to the depositor and the depositor will in turn represent and warrant to the trust, that, as of the related purchase date or as of the date otherwise noted:

- Such seller has good and marketable title to, and is the sole owner of, the trust student loans, free and clear of all security interests, liens, charges, claims, offsets, defenses, counterclaims or encumbrances of any nature and no right of rescission, offsets, defenses or counterclaims have been asserted or threatened with respect to those student loans;

- The related transfer agreement creates a valid and continuing security interest (as defined in the applicable **UCC**) in the trust student loans in favor of the depositor and the interim eligible lender trustee, for the benefit of the depositor, or the trust and the eligible lender trustee, for the benefit of the trust, as the case may be, which security interest is prior to all other security interests, liens, charges, claims, offsets, defenses, counterclaims or encumbrances, and is enforceable as such as against creditors of and purchasers from such seller;

- The trust student loans constitute either "payment intangibles" or "accounts" within the meaning of the applicable **UCC** and are within the coverage of Sections 432(m)(1)(E) and 439(d)(3) of the Higher Education Act;

- As of the statistical cutoff date, in the case of the [initial] trust student loans, [or as of the related subsequent cutoff date, in the case of any additional trust student loan,] the trust student loans are Eligible Loans and the description of such student loans set forth in the related transfer agreement is true and correct;

- The related seller is authorized to sell, assign, transfer, substitute and repurchase the trust student loans; and the sale, assignment and transfer of such student loans is or, in the case of a trust student loan repurchase or substitution by the seller, will be made pursuant to and consistent with the laws and regulations under which the related seller operates, and will not violate any decree, judgment or order of any court or agency, or conflict with or result in a breach of any of the terms, conditions or provisions of any agreement or instrument to which such seller is a party or by which such seller or its property is bound, or constitute a default (or an event which could constitute a default with the passage of time or notice or both) thereunder;

- The trust student loans are each in full force and effect in accordance with their terms and are legal, valid and binding obligations of the respective borrowers thereunder subject to no defenses (except the defense of infancy);

- No consents or approvals are required by the terms of the trust student loans for the consummation of the sale of the trust student loans hereunder to the interim eligible lender trustee (on behalf of the depositor) or eligible lender trustee (on behalf of the trust), as the case may be;

- As of the statistical cutoff date, in the case of the [initial] trust student loans, [or as of the related subsequent cutoff date, in the case of any additional trust student loan,] each trust student loan has been duly made and serviced in accordance with the provisions of the FFELP, and has been duly insured by a guarantor; as of the statistical cutoff date, in the case of the [initial] trust student loans, [or as of the related subsequent cutoff date, in the case of any additional trust student loan,] such guarantee is in full force and effect and is freely transferable to the interim eligible lender trustee (on behalf of the depositor) or eligible lender trustee (on behalf of the trust), as the case may be; and all premiums due and payable to such guarantor shall have been paid in full as of the related purchase date;

- Any payments on the trust student loans received by the seller that have been allocated to the reduction of principal and interest on such trust student loans have been allocated on a simple interest basis; the information with respect to the applicable trust student loans as of the statistical cutoff date, in the case of the [initial] trust student loans, [or as of the related subsequent cutoff date, in the case of any additional trust student loan,] as stated in the related transfer agreement is true and correct;

- Due diligence and reasonable care have been exercised in the making, administering, servicing and collecting on the trust student loans and, with respect to any student loan for which repayment terms have been established, all disclosures of information required to be made pursuant to the Higher Education Act have been made;

- All origination fees authorized to be collected pursuant to Section 438 of the Higher Education Act have been paid to the **Secretary**;

- Each trust student loan has been duly made and serviced in accordance with the provisions of all applicable federal and state laws;

- No trust student loan is more than two hundred seventy (270) days past due as of the statistical cutoff date, in the case of the [initial] trust

student loans, [or as of the related subsequent cutoff date, in the case of any additional trust student loan,] and no default, breach, violation or event permitting acceleration under the terms of any trust student loan has arisen; and neither the related seller nor any predecessor holder of any such student loan has waived any of the foregoing other than as permitted by the transfer and servicing agreements;

- It is the intention of each seller, and each such seller will represent and warrant in the related transfer agreement, that the transfer and assignment contemplated in the related transfer agreement constitute a valid sale of the related student loans from such seller to the depositor (and with respect to legal title to the interim eligible lender trustee for the benefit of the depositor) and from the depositor to the trust (and with respect to legal title to the eligible lender trustee for the benefit of the trust), as applicable, and that the beneficial interest in and title to such student loans not be part of such seller's or the depositor's, as applicable, estate in the event of the bankruptcy or the appointment of a receiver with respect to such seller or the depositor, as the case may be;

- With respect to the first sale of student loans from the seller to the interim eligible lender trustee for the benefit of the depositor and from the depositor to the eligible lender trustee for the benefit of the trust, as applicable, it has caused or will have caused, within ten days of the closing date, the filing of all appropriate financing statements in the proper filing office in the appropriate jurisdictions under applicable law in order to perfect the security interest in the trust student loans granted to the interim eligible lender trustee for the benefit of the depositor and from the depositor to the eligible lender trustee for the benefit of the trust, as applicable, hereunder;

- Except for trust student loans executed electronically, there is only one original executed copy of the related promissory note evidencing each trust student loan. For trust student loans that were executed electronically, either (i) the servicer has possession of the electronic records evidencing the related promissory note or (ii) the applicable seller has agreements with the previous holders or servicers of such promissory note under which the relevant holder or servicer agrees to hold and maintain the electronic records evidencing the notes, in each case as may be necessary to enforce the related promissory note or as may be required by applicable e-sign laws;

- No seller or the depositor, as applicable, has pledged, assigned, sold, granted a security interest in, or otherwise conveyed any of the trust student loans. Such seller or the depositor, as applicable, has not authorized the filing of and is not aware of any financing statements against it that include a description of collateral covering the trust

student loans other than: any financing statement relating to the security interest granted to the interim eligible lender trustee for the benefit of the depositor and from the depositor to the eligible lender trustee for the benefit of the trust, as applicable; No seller or the depositor, as applicable, will be aware of any judgment or tax lien filings against it;

- No borrower of a trust student loan as of the statistical cutoff date, in the case of the [initial] trust student loans, [or as of the related subsequent cutoff date, in the case of any additional trust student loan,] is noted in the related trust student loan file as being currently involved in a bankruptcy proceeding;

- [With respect to all additional trust student loans (other than with respect to substituted loans), the [supplemental purchase period] [pre-funding period] [revolving period] is in full force and effect]; and

- [No borrower of a trust student loan who resides in New York City is delinquent on any payments then due and payable on such trust student loan.]

Under the transfer agreements an "**Eligible Loan**" means a student loan, which as of the statistical cutoff date, in the case of the [initial] trust student loans, [or as of the related subsequent cutoff date, in the case of any additional trust student loan, as applicable,] meets the following criteria:

- is an Eligible Guaranteed Student Loan (as defined in "*Description of the Notes—The Asset Representations Review*" in this prospectus);

- is owned by the applicable seller and is fully disbursed;

- the stated interest rate (before giving effect to any applicable borrower benefits) is not less than the maximum rate permitted under the Higher Education Act for such student loan;

- is eligible for the payment of the quarterly special allowance at the full and undiminished rate established under the formula set forth in the Higher Education Act for such student loan;

- if not yet in repayment status, is eligible for the payment of interest benefits by the Secretary or, if not so eligible, is a student loan for which interest either is billed quarterly to borrower or deferred until commencement of the repayment period, in which case such accrued interest is subject to capitalization to the full extent permitted by the applicable guarantor;

- is current or no payment of principal or interest shall be more than 270 days past due as of the statistical cutoff date, in the case of the [initial]

trust student loan, [or in relation to any additional trust student loan, the related subsequent cutoff date];

- the last disbursement was before the statistical cutoff date, in the case of the [initial] trust student loans, [or before the subsequent cutoff date, in the case of any additional trust student loan];

- is supported by the following documentation (which for a rehabilitated student loan, and to the extent applicable, need only be provided since the related date of such student loan's rehabilitation in accordance with the provisions of the Higher Education Act):

  o loan application, and any supplement thereto,

  o original promissory note and any addendum thereto (or a certified copy thereof if more than one loan is represented by a single promissory note and all student loans so represented are not being sold) or the electronic records evidencing the same,

  o evidence of a guarantee,

  o any other document and/or record which the seller may be required to retain pursuant to the Higher Education Act,

  o if applicable, payment history (or similar document) including (i) an indication of the principal balance and the date through which interest has been paid, each as of the statistical cutoff date, in the case of the [initial] trust student loans, [or the related subsequent cutoff date, in the case of any additional trust student loan,] and (ii) an accounting of the allocation of all payments by the borrower or on the borrower's behalf to principal and interest on the student loan,

  o if applicable, documentation which supports periods of current or past deferment or past forbearance,

  o if applicable, a collection history, if the student loan was ever in a delinquent status, including detailed summaries of contacts and including the addresses or telephone numbers used in contacting or attempting to contact borrower and any endorser and, if required by the guarantor, copies of all letters and other correspondence relating to due diligence processing,

  o if applicable, evidence of all requests for skip-tracing assistance and current address of borrower, if located,

  o if applicable, evidence of requests for pre-claims assistance, and evidence that the borrower's school(s) have been notified, and

- o if applicable, a record of any event resulting in a change to or confirmation of any data in the related trust student loan file.

Upon discovery of a breach of any representation or warranty that has a materially adverse effect on the depositor, the applicable seller is required to repurchase the affected student loan not later than 120 days following the earlier of the date of discovery of such material breach and the date of receipt of the guarantor reject transmittal form with respect to such student loan. In the event of such a material breach which is curable by reinstatement of the guarantor's guarantee of such student loan, unless the material breach shall have been cured within 360 days following the earlier of the date of discovery of such material breach and the date of receipt of the guarantor reject transmittal form with respect to such trust student loan, the applicable seller shall repurchase the affected student loans not later than the [60th] day following the end of such 360-day period. The purchase amount will be equal to the amount required to prepay in full that student loan plus all accrued interest. Alternatively, rather than repurchase trust student loans, the seller may, in its sole discretion, substitute qualified, substantially similar (in the aggregate as of the date of substitution) student loans for the trust student loans being substituted. In addition, the affected seller will be obligated to reimburse the depositor for:

- the shortfall, if any, between:

   - o the purchase amount of the qualified substitute student loans,

     and

   - o the purchase amount of the trust student loans being replaced; plus

- any accrued interest amounts not guaranteed by, or that are required to be refunded to, a guarantor and any interest subsidy payments or special allowance payments lost as a result of the breach.

The repurchase or substitution and reimbursement obligations of each seller constitute the sole remedy available to the depositor for any uncured breach. A seller's repurchase or substitution and reimbursement obligations are contractual obligations that the depositor or trust may enforce against the seller, but the breach of these obligations will not constitute an event of default under the indenture. In cases where the obligations the trust is seeking to enforce are based on a violation of the Higher Education Act, a finding by the U.S. Department of Education that the Higher Education Act was violated may be required prior to the trust being able to enforce the agreement.

Sale of Student Loans to the Trust; Representations and Warranties of the Depositor

On the closing date, the depositor and the interim eligible lender trustee, on behalf of the depositor, will sell to the trust and the eligible lender trustee, on behalf of the trust, without recourse, its entire interest in the student loans acquired by the depositor and the interim eligible lender trustee, on behalf of the depositor, from the sellers. Each student loan will be listed in an exhibit to the sale agreement. The notes

will be issued by the trust concurrently with that sale. The trust will purchase the student loans from the depositor in exchange for the proceeds from the issuance of the related notes and the issuance of the excess distribution certificate to the depositor.

During the [supplemental purchase period] [pre-funding period] [revolving period] to the extent funds are available in the [supplemental purchase account] [pre-funding account] [additional loan account] the trust will purchase additional trust student loans from the depositor which the depositor purchased from one or more of the sellers.

In each sale agreement, the depositor will make representations and warranties concerning the student loans to the trust for the benefit of noteholders, including representations and warranties that are substantially the same as those made by the sellers to the depositor. See, "—*Purchase of the Student Loans by the Depositor; Representations of the Sellers*" above.

Upon discovery of a breach of any representation or warranty that has a materially adverse effect on the trust, the depositor will have repurchase or substitution and reimbursement obligations that are substantially the same as those of the sellers under the purchase agreement.

The repurchase or substitution and reimbursement obligations of the depositor will constitute the sole remedy available to the noteholders for any uncured breach. The depositor's repurchase or substitution and reimbursement obligations are contractual obligations that the trust may enforce against the depositor, but the breach of these obligations will not constitute an event of default under the indenture. In cases where the obligations the trust is seeking to enforce are based on a violation of the Higher Education Act, a finding by the U.S. Department of Education that the Higher Education Act was violated may be required prior to the trust being able to enforce the agreement.

Expenses incurred in connection with the acquisition of the trust student loans and the establishment of the trust (including the expenses of accountants, underwriters and rating agencies) are paid by Navient Solutions and/or the depositor.

Custodian of Promissory Notes

To assure uniform quality in servicing and to reduce administrative costs, the servicer will act as custodian of the promissory notes, in physical or electronic form, representing the trust student loans and any other related documents. In acting as custodian, the servicer may use its own facilities or those of sub-custodians [or subservicers acting as custodians]. The depositor's and the servicer's records will reflect the sale by the seller of the trust student loans to the depositor and their subsequent sale by the depositor to the trust.


SERVICING AND ADMINISTRATION


General

The following is a summary of the important terms of the servicing agreement under which the servicer will service the trust student loans and the administration

agreement under which the administrator will undertake administrative duties for a trust and its trust student loans. We have filed forms of the servicing agreement and the administration agreement as exhibits to the registration statement of which this prospectus is a part. We will file the final servicing agreement and administration agreement at the time we file this prospectus. This summary does not cover every detail of these agreements and it is subject to all provisions of the servicing agreement and the administration agreement. We also refer to the transfer agreements, the servicing agreement and the administration agreement, collectively, as the "**transfer and servicing agreements**."

Accounts

The administrator will establish one or more collection accounts with the indenture trustee into which all payments on the trust student loans will be deposited.

The indenture trustee will invest funds in the collection account, reserve account [supplemental purchase account] [pre-funding account] [capitalized interest account] [additional loan account] and any other accounts identified as Trust Accounts in eligible investments as provided in the indenture. The administrator will instruct the indenture trustee concerning investment decisions.

Each Trust Account will be either:

- a segregated account with a Federal Deposit Insurance Company (the "FDIC")-insured depository institution which has either (A) a long-term unsecured debt rating acceptable to the applicable rating agencies or (B) a short-term unsecured debt rating or certificate of deposit rating acceptable to the applicable rating agencies; or

- a segregated trust account with the corporate trust department of a depository institution having corporate trust powers, so long as any of the securities of that depository institution have an investment grade credit rating from each applicable rating agency.

As specified in the indenture, the indenture trustee, on behalf of the trust, may invest sums on deposit in Trust Accounts in "eligible investments" which are book-entry securities, negotiable instruments or securities represented by instruments in bearer or registered form which may include:

- direct obligations of, and obligations fully guaranteed as to timely payment by, the United States of America, the Government National Mortgage Association, the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, or any agency or instrumentality of the United States of America the obligations of which are backed by the full faith and credit of the United States of America; provided that obligations of, or guaranteed by, the Government National Mortgage Association (GNMA), the Federal Home Loan Mortgage Corporation (Freddie Mac) or the Federal National Mortgage Association (Fannie Mae) shall be eligible investments only if, at the time of investment, they meet the criteria of each of the rating agencies

for collateral for securities having ratings equivalent to the respective ratings of the notes in effect at the related closing date;

- demand deposits, time deposits or certificates of deposit of any depository institution or trust company incorporated under the laws of the United States of America or any State (or any domestic branch of a foreign bank) and subject to supervision and examination by federal or state banking or depository institution authorities (including depository receipts issued by any such institution or trust company as custodian with respect to any obligation referred to in the first bullet point above or portion of such obligation for the benefit of the holders of such depository receipts); provided that at the time of the investment or contractual commitment to invest therein (which shall be deemed to be made again each time funds are reinvested following each distribution date), the commercial paper or other short-term senior unsecured debt obligations (other than such obligations the rating of which is based on the credit of a person other than such depository institution or trust company) thereof shall have a credit rating specified by each of the rating agencies rating the notes issued by that trust;

- commercial paper having, at the time of the investment, a rating to be specified by each of the rating agencies rating the notes issued by that trust;

- investments in money market funds having a rating to be specified by each of the rating agencies rating the notes issued by that trust (including funds for which the indenture trustee, the administrator or the trustee or eligible lender trustee, as applicable, or any of their respective affiliates is investment manager or advisor);

- bankers' acceptances issued by any depository institution or trust company referred to in the second bullet point above;

- repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or any agency or instrumentality thereof the obligations of which are backed by the full faith and credit of the United States of America, in either case entered into with a depository institution or trust company (acting as principal) described in the second bullet point above;

- repurchase obligations with respect to student loans serviced by the servicer or an affiliate thereof, entered into with an institution that is an eligible lender (under the FFELP) or that holds student loans through an eligible lender trustee and whose short-term debt ratings are not less than a rating to be set by the rating agencies rating the notes issued by that trust, provided that the applicable repurchase date shall

occur no later than the business day prior to the next distribution date; and

- any other investment which would not result in the downgrading or withdrawal of any rating of the notes by any of the rating agencies as affirmed in writing to the indenture trustee.

The administrator will prepare a monthly account reconciliation; however, there will be no independent verification of the accounts or the transaction activity therein by either the indenture trustee or the eligible lender trustee.

Servicing Procedures

Under the servicing agreement, the servicer will agree to service all the trust student loans. The servicer is required to perform all services and duties customary to the servicing of student loans, including all collection practices. It must use the same standard of care as it uses to service similar student loans owned by Navient and its affiliates in compliance with the applicable guarantee agreements and all other applicable federal and state laws, including the Higher Education Act.

The duties of the servicer include the following:

- collecting and depositing into the collection account all payments on the trust student loans, including claiming and obtaining any program payments;

- responding to inquiries from borrowers;

- attempting to collect delinquent payments; and

- sending out statements and payment coupons to borrowers.

In addition, the servicer will keep ongoing records on the loans and its collection activities utilizing the same standards it uses for similar student loans owned by Navient and its affiliates in compliance with the applicable guarantee agreements and all other applicable federal and state laws, including the Higher Education Act. It will also furnish periodic statements to the indenture trustee, the trustee or eligible lender trustee, as applicable, and the noteholders as specifically required in the servicing agreement. See "—*Statements to Indenture Trustee and Trust*" in this prospectus.

The servicer may appoint one or more subservicers to perform any or all of the foregoing duties with respect to all or a portion of the trust student loans. **[Note: if applicable, a description of any significant subservicers will be included.]**

Modification of Trust Student Loans

Except in connection with the offering of incentive programs (the potential impact of which on the notes is described under "*The Companies' Student Loan Financing Business—Incentive Programs*" in this prospectus) or as required by pursuant to the provisions of the FFELP (including repayment provision changes that are mandatory

based on changes in a borrower status, e.g., in-school, grace, deferment and forbearance), the terms of the trust student loans will generally not be modified. In the event that any incentive program not offered to a borrower on the date of its sale to the trust is made applicable to any trust student loan, the excess distribution certificateholder, the depositor, the servicer, the administrator or any other affiliate of Navient may, but are not required to, make payments to the trust in an amount sufficient to offset any shortfalls in amounts received from such trust student loan caused by the implementation of such incentive program. To the extent such entities do not remit payment to offset any reduction in trust cashflows as a result of the implementation of such benefits, the servicer will not extend those benefits to the related borrowers of the trust student loans.

Payments on Trust Student Loans

The servicer will deposit all payments on trust student loans and proceeds that it collects during each collection period into the related collection account within two business days of receipt. The eligible lender trustee will deposit all interest subsidy payments and all special allowance payments on the trust student loans that it receives for each collection period into the collection account within two business days of receipt.

A business day for this purpose is any day other than a Saturday, a Sunday, or a day on which banking institutions or trust companies in the City of New York, [_____] or [_____] are authorized or obligated by law, regulation or executive order to remain closed.

The servicer may invest collections, pending deposit into the collection account, at its own risk and for its own benefit, and it will not segregate these funds. The depositor and the servicer will pay the aggregate purchase amount of student loans repurchased by the applicable seller or purchased by the servicer to the administrator, and the administrator will deposit these amounts into the collection account on or before the business day preceding each distribution date.

The servicing agreement will not require the servicer to make advances to any trust and no such advances have been made by the servicer with respect to any trust student loans prior to their sale to the trust.

Servicer Covenants

The servicer will generally, among other things, agree in the servicing agreement that:

- it will satisfy all of its obligations relating to the trust student loans, maintain in effect all qualifications required in order to service the loans and comply in all material respects with all requirements of law if a failure to comply would have a materially adverse effect on the interests of the trust;

- it will not permit any rescission or cancellation of a trust student loan except as ordered by a court or other government authority or as consented to by the eligible lender trustee and the indenture trustee,

except that it may write off any **Delinquent Loan** if the remaining balance of the borrower's account is less than $50;

- it will do nothing to impair the rights of the noteholders in the trust student loans; and

- it will not reschedule, revise, defer or otherwise compromise payments due on any trust student loan except during any applicable interest only, deferment or forbearance periods or otherwise in accordance with the same standards it uses for similar student loans owned by Navient and its affiliates.

Upon the discovery of a breach of any covenant that has a materially adverse effect on the interest of the trust, the servicer will purchase the trust student loan unless the breach is cured in the same manner as that applicable to the sellers as described under "*The Trust Student Loan Pool-Cure Period for Trust Student Loans*" and "*Transfer Agreements—Purchase of the Student Loans by the Depositor; Representations of the Sellers*" in this prospectus. However, any breach that relates to compliance with the requirements of the Higher Education Act or the applicable guarantor but that does not affect that guarantor's obligation to guarantee payment of a trust student loan will not be considered to have a material adverse effect. In addition, a finding by the U.S. Department of Education that the Higher Education Act was violated or that a loan is no longer insured because of a violation of the Higher Education Act may be required prior to the trust being able to enforce the agreement.

The purchase price will equal the unpaid principal amount of that trust student loan plus any accrued interest. The purchase price will also be calculated using the applicable percentage that would have been insured pursuant to Section 428(b)(1)(G) of the Higher Education Act plus any interest subsidy payments or special allowance payments not paid by, or required to be refunded to, the U.S. Department of Education for that trust student loan as a result of a breach of any covenant of the servicer. The trust's interest in that purchased trust student loan will be assigned to the servicer or its designee. Alternatively, rather than purchase trust student loans, the servicer may, in its sole discretion, substitute qualified, equivalent (in the aggregate as of the date of substitution) student loans for the trust student loans being substituted.

In addition, the servicer will be obligated to reimburse the trust for:

- the shortfall, if any, between:

  o the purchase amount of the qualified substitute trust student loans;

    and

  o the purchase amount of the trust student loans being replaced; and

- any accrued interest amounts not guaranteed by or that are required to be refunded to a guarantor and any interest subsidy payments or special allowance payments lost as a result of a breach.

The purchase or substitution and reimbursement obligations of the servicer will constitute the sole remedy available to the trust for any uncured breach. The servicer's purchase or substitution and reimbursement obligations are contractual obligations that the trust may enforce, but the breach of these obligations will not constitute an event of default under the indenture.

Servicing Compensation

The servicer will be entitled to receive the servicing fee in an amount equal to the primary servicing fee and the carryover servicing fee as compensation for performing the functions as servicer for the trust.

[The primary servicing fee for any month will equal the sum of the monthly servicing fees for the trust student loans owned by the trust during that month. The monthly servicing fee for a trust student loan will be calculated on a unit basis and will equal (i) $____ per month per borrower for trust student loans that are in in-school status, (ii) $____ per month per borrower for trust student loans that are in grace status and (iii) $____ per month per borrower for all other trust student loans. For purposes of calculating the primary servicing fee for any month, a trust student loan's current payment status will be determined as of the last day of the preceding calendar month. In the event a borrower has more than one trust student loan and those loans are in different payment statuses, the monthly servicing fee will be paid at the higher unit rate.] [The monthly servicing fee for a trust student loan will be calculated on a unit basis and will equal $____ per month per borrower.] [In no event, however, will the primary servicing fee for any month exceed $1/12$ of ____% of the aggregate outstanding principal balance of the trust student loans, calculated as of the closing date or the last day of the preceding calendar month, as the case may be (the "primary servicing fee monthly cap").]

The servicing agreement provides that the servicer may annually increase its fees by an amount equal to the percentage increase in the U.S. Department of Labor's Consumer Price Index for Urban Wage Earners and Clerical Workers, U.S. City Average for the most recent twelve-month period available at the time of each such annual adjustment; provided, that such increase shall not be less than 3% per annum.

The primary servicing fee will be payable in arrears out of Available Funds and amounts on deposit in the collection account and the reserve account on each distribution date, beginning in _____ 20__. Primary servicing fees due and payable to the servicer will include amounts from any prior distribution dates that remain unpaid.

The carryover servicing fee is the sum of:

- the aggregate amount, if any, of primary servicing fees for any month accrued in excess of the related primary servicing fee monthly cap that remains unpaid from prior distribution dates;

- the amount of specified increases in the costs incurred by the servicer;

- the amount of specified conversion, transfer and removal fees;

- any amounts described in the first three bullets that remain unpaid from prior distribution dates; and

- interest on any unpaid amounts.

The carryover servicing fee will be payable to the servicer on each distribution date out of Available Funds after payment on that distribution date of clauses (a) through [(k)] under "—*Distributions—Distributions from the Collection Account*" in this prospectus. The carryover servicing fee will be subject to increase as agreed to by the administrator, the indenture trustee and the servicer to the extent that a demonstrable and significant increase occurs in the costs incurred by the servicer in providing the services to be provided under the servicing agreement, whether due to changes in applicable governmental regulations, guarantor program requirements or regulations, or postal rates.

Evidence as to Compliance

The administration agreement will provide that a firm of independent public accountants will furnish to the trust and indenture trustee an annual report attesting to the servicer's compliance with the terms of that administration agreement and the related servicing agreement, including all statutory provisions incorporated into those agreements. The accounting firm will base this report on its examination of various documents and records and on accounting and auditing procedures considered appropriate under the circumstances.

The administration agreement will require the servicer to deliver to the trust and indenture trustee, concurrently with the compliance report, a certificate signed by an officer of the servicer stating that, to such officer's knowledge, the servicer has fulfilled its obligations under that administration agreement and the related servicing agreement in all material respects. If there has been a material default, the officer's certificate for that period will describe the default. The servicer has agreed to give the indenture trustee and the trustee or eligible lender trustee, as applicable, notice of servicer defaults under the servicing agreement.

You may obtain copies of these reports and certificates by a request in writing to the owner trustee or the indenture trustee.

The servicing agreement also will provide that, for any period during which a trust is required to file with the SEC a Report on Form 10-K (Annual Report), the servicer will provide the administrator such compliance statements, assessments and attestation reports with respect to that trust as may be required pursuant to Items 1122 and 1123 of Regulation AB under the Securities Act (all such required information, the "Regulation AB Servicer Information"). If there are any sub-servicers of trust student loans, the administrator will file separate Regulation AB Servicer Information for each such sub-servicer. [**IF APPLICABLE, A SUMMARY OF ALL INSTANCES OF MATERIAL NON-COMPLIANCE DISCLOSED BY THE SERVICER UNDER ITEMS 1122 AND 1123, IF**

ANY, STEPS TAKEN TO REMEDY SUCH MATERIAL NON-COMPLIANCE AND THE STATUS OF SUCH REMEDIAL STEPS WILL BE INCLUDED.]

Matters Regarding the Servicer

The servicing agreement will provide that the servicer is an independent contractor and that, except for the services to be performed under the servicing agreement, the servicer does not hold itself out as an agent of the trust.

The servicing agreement will provide that the servicer may not resign from its obligations and duties as servicer unless its performance of these duties is no longer legally permissible. No resignation will become effective until the indenture trustee or a successor servicer has assumed the servicer's duties. The servicer, however, may resign as a result of any sale or transfer of substantially all of its student loan servicing operations relating to the trust student loans if:

- the successor to the servicer's operations assumes in writing all of the obligations of the servicer;

- the sale or transfer and the assumption comply with the requirements of the servicing agreement; and

- the rating agencies confirm that this will not result in a downgrading or a withdrawal of the ratings then applicable to the notes.

All expenses related to the resignation or removal for cause of any servicer will be paid solely by the servicer being replaced.

The servicing agreement will further provide that neither the servicer nor any of its directors, officers, employees or agents will be under any liability to the trust or to noteholders for taking or not taking any action under the servicing agreement, or for errors in judgment. However, the servicer will not be protected against:

- its obligation to purchase trust student loans from the trust as required by the servicing agreement or to pay to the trust the amount of any program payment which a guarantor or the U.S. Department of Education refuses to pay, or requires the trust to refund, as a result of the servicer's actions; or

- any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of the servicer's duties or because of reckless disregard of its obligations and duties.

In addition, the servicing agreement will provide that the servicer is under no obligation to appear in, prosecute or defend any legal action where it is not named as a party.

Under the circumstances specified in each servicing agreement, any entity into which the servicer may be merged or consolidated, or any entity resulting from any

merger or consolidation to which the servicer is a party, or any entity succeeding to the business of the servicer must assume the obligations of the servicer.

Servicer Default

A servicer default under the servicing agreement will consist of:

- any failure by the servicer to deposit in the Trust Accounts any required payment that continues for five business days after the servicer receives written notice of such failure from the indenture trustee or the trustee or eligible lender trustee, as applicable;

- any failure by the servicer to observe or perform in any material respect any other term, covenant or agreement in the servicing agreement that materially and adversely affects the rights of noteholders and continues for 60 days after written notice of such failure is given (1) to the servicer by the indenture trustee, the trustee or eligible lender trustee, as applicable, or the administrator or (2) to the servicer, the indenture trustee and the trustee or eligible lender trustee, as applicable, by holders of 50% or more of [the notes] [the most senior notes then outstanding];

- the occurrence of an insolvency event involving the servicer;

- any failure by the servicer to comply with any requirements under the Higher Education Act resulting in a loss of its eligibility as a FFELP loan servicer; or

- any failure by the servicer to deliver any particular information, report, certification or accountants' letter when and as required by specified sections of the servicing agreement, which continues unremedied for fifteen (15) calendar days after the date on which such information, report, certification or accountants' letter was required to be delivered.

An insolvency event is an event of bankruptcy, insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings or other actions by a person indicating its insolvency, reorganization under bankruptcy proceedings or inability to pay its obligations.

A servicer default does not include any failure of the servicer to service a student loan in accordance with the Higher Education Act so long as the servicer is in compliance with its obligations under the servicing agreement to purchase any adversely affected trust student loans and to pay to the trust the amount of any program payments lost as a result of the servicer's actions.

Notwithstanding the foregoing, the servicer shall not be deemed to have breached its obligations to service the applicable student loans, nor will a servicer default be deemed to have occurred under the servicing agreement, if the servicer is rendered unable to perform such obligations, in whole or in part, by a force outside the

control of the parties to the servicing agreement (including, without limitation, acts of God, acts of war or terrorism, fires, earthquakes, hurricanes, floods and other material natural or man-made disasters). The servicer will be required to diligently resume the performance of its duties under the related servicing agreement as soon as practicable following the termination of such business interruption or, if necessary and appropriate in its reasonable judgment to enable the proper servicing of the trust student loans, to transfer servicing, either temporarily or permanently, to another servicer.

Rights Upon Servicer Default

As long as a servicer default remains unremedied, the indenture trustee or holders of not less than 50% of [the notes] [the most senior notes then outstanding] may terminate all the rights and obligations of the servicer. Only the indenture trustee or [the noteholders] [the senior noteholders], and not the owner trustee, [or the subordinate noteholders] will have the ability to remove the servicer if a default occurs while [the notes] [the most senior notes] are outstanding. Following a termination, a successor servicer appointed by the trust or the indenture trustee itself will succeed to all the responsibilities, duties and liabilities of the servicer under the servicing agreement and will be entitled to similar compensation arrangements. The compensation may not be greater than the servicing compensation to the servicer under that servicing agreement, unless the compensation arrangements will not result in a downgrading or withdrawal of the ratings then applicable to the notes. If the indenture trustee is unwilling or unable to act, it may appoint, or petition a court for the appointment of, a successor whose regular business includes the servicing of student loans. If, however, the servicer becomes a debtor in bankruptcy either voluntarily or involuntarily, and no servicer default other than that insolvency event has occurred, the indenture trustee or the noteholders will not be able to effect the transfer without the approval of the bankruptcy trustee (or the servicer as debtor in possession) or the bankruptcy court.

Waiver of Past Defaults

The holders of a majority of the [outstanding notes] [the most senior notes then outstanding] in the case of any servicer default which does not adversely affect the indenture trustee or [the noteholders] [the most senior noteholders then outstanding], on behalf of all noteholders, may waive any default by the servicer, except a default in making any required deposits to or payments from any of the Trust Accounts. Therefore, [the noteholders] [the most senior noteholders then outstanding] have the ability, except as noted, to waive defaults by the servicer which could materially and adversely affect the holder of the excess distribution certificate [(or subordinate noteholders)]. No waiver will impair the noteholders' rights as to subsequent defaults.

Administration Agreement

Navient Solutions, as administrator, will enter into an administration agreement with the trust, the depositor, the servicer, the eligible lender trustee and the indenture trustee. Under the administration agreement, the administrator will agree to provide various notices and to perform other administrative obligations required by the indenture, trust agreement and sale agreement. These services include:

- directing the indenture trustee to make the required distributions from the Trust Accounts on each monthly servicing payment date and each distribution date;

- preparing, based on periodic data received from the servicer, and providing monthly and annual distribution statements to the trustee or eligible lender trustee, as applicable, and the indenture trustee and any related U.S. federal income tax reporting information; and

- providing the notices and performing other administrative obligations required by the indenture, the trust agreement and the sale agreement.

As compensation, the administrator will receive an administration fee in an amount equal to [$_____] on each distribution date. Except as described in the next paragraph, Navient Solutions may not resign as administrator unless its performance is no longer legally permissible. No resignation will become effective until a successor administrator has assumed Navient Solutions' duties under the administration agreement.

The administration agreement will provide that Navient Solutions may assign its obligations and duties as administrator to an affiliate if the rating agencies confirm that the assignment will not result in a downgrading or a withdrawal of the ratings then applicable to the notes.

The administrator may sub-contract any or all of its duties to a sub-administrator if the following conditions are met:

- the sub-administrator assumes in writing all of the obligations of the administrator that are sub-contracted;

- the sub-administrator covenants to comply with the requirements of the administration agreement; and

- the rating agencies confirm that this will not result in a downgrading or a withdrawal of the ratings then applicable to the notes.

All expenses related to the resignation or removal for cause of any administrator will be paid solely by the administrator being replaced.

Administrator Default

An administrator default under the administration agreement will consist of:

- any failure by the administrator to deliver to the indenture trustee for deposit any required payment by the business day preceding any monthly servicing payment date or distribution date, if the failure continues for five business days after notice or discovery;

- any failure by the administrator to direct the indenture trustee to make any required distributions from any of the Trust Accounts on any monthly servicing

payment date or any distribution date, if the failure continues for five business days after notice or discovery;

- any failure by the administrator to observe or perform in any material respect any other term, covenant or agreement in an administration agreement or a related agreement that materially and adversely affects the rights of noteholders and continues for 60 days after written notice of the failure is given:

  o to the administrator by the indenture trustee or the owner trustee or eligible lender trustee, as applicable, or

  o to the administrator, the indenture trustee, the owner trustee or the eligible lender trustee, as applicable, by holders of 50% or more of [the notes] [senior notes];

- the occurrence of an insolvency event involving the administrator; or

- any failure by the administrator to deliver any particular information, report, certification or accountants' letter when and as required by specified sections of the servicing agreement, which continues unremedied for fifteen (15) calendar days after the date on which such information, report, certification or accountants' letter was required to be delivered.

Rights Upon Administrator Default

As long as any administrator default has not been remedied, the indenture trustee or holders of not less than 50% of the outstanding [notes] [senior notes] may terminate all the rights and obligations of the administrator. Only the indenture trustee or [the noteholders,] [the senior noteholders,] and not the owner trustee [or the subordinate noteholders] may remove the administrator if an administrator default occurs while the [notes] [senior notes] are outstanding. Following the termination of the administrator, a successor administrator appointed by the indenture trustee or the indenture trustee itself will succeed to all the responsibilities, duties and liabilities of the administrator under the administration agreement. If, however, the administrator becomes a debtor in bankruptcy either voluntarily or involuntarily, and no other administrator default other than that insolvency event has occurred, the indenture trustee or the noteholders will not be able to effect the transfer without the approval of the bankruptcy trustee (or the administrator as debtor in possession) or the bankruptcy court. If the indenture trustee is unwilling or unable to act, it may appoint, or petition a court for the appointment of, a successor whose regular business includes the servicing or administration of student loans. The indenture trustee may make arrangements for compensation to be paid, which cannot be greater than the compensation to the administrator unless the compensation arrangements will not result in a downgrading or withdrawal of the ratings then applicable to the notes.

Statements to Indenture Trustee and Trust

Before each distribution date, the administrator will prepare and provide a statement to the indenture trustee and the trustee or eligible lender trustee, as applicable, as of the end of the preceding collection period. The statement will include:

- the amount of principal distributions for each class of notes [or amounts deposited in an additional loan account during the revolving period];

- the amount of interest distributions for each class of notes and the applicable interest rates;

- the Pool Balance at the beginning and at the end of the preceding collection period;

- the outstanding principal balance and the note pool factor for each class of notes for that distribution date;

- the servicing fees, the administration fees and the amount of any carryover servicing fees for that collection period;

- the interest rates, if available, for the next period for each class of notes or the website where those rates may be found;

- the amount of any aggregate **Realized Losses** on the trust student loans for that collection period;

- the amount of any note interest shortfall and note principal shortfall, if applicable, for each class of notes, and any changes in these amounts from the preceding statement;

- the amount of any note interest carryover, if applicable, for each class of notes, and any changes in these amounts from the preceding statement;

- the aggregate purchase amounts for any trust student loans repurchased by the depositor, the servicer or any seller from the trust in that collection period;

- the balance of trust student loans that are delinquent in each delinquency period as of the end of that collection period;

- any amounts paid to any swap counterparty;

- the balance of any reserve account [and capitalized interest account,] after giving effect to changes in the balance on that distribution date;

- to the extent applicable, any amount drawn upon from any reserve account [and capitalized interest account,] with respect to such distribution date;

- [the amount received from and paid to each swap counterparty for such distribution date;]

- any applicable triggers or asset tests are then in effect (including whether a Rejected Guaranty Claims Trigger Event has occurred within the previous 90 days);

- [if applicable, the amount of trust student loans added during [a pre-funding period] [[or] a revolving period] [[or] a supplemental purchase period] and the amount of any required repurchases or substitutions of trust student loans, to the extent material, and the balance of any Trust Accounts as of both the prior and current distribution dates]; and

- amounts distributed to the holders of the excess distribution certificates and the uses of Available Funds to the extent not otherwise set forth above.

Evidence as to Compliance

The administration agreement will provide that a firm of independent public accountants will furnish to the trust and indenture trustee an annual report attesting to the administrator's compliance with the terms of the administration agreement, including all statutory provisions incorporated in the agreement. The accounting firm will base this report on its examination of various documents and records and on accounting and auditing procedures considered appropriate under the circumstances.

The administration agreement will require the administrator to deliver to the trust and indenture trustee, concurrently with each compliance report, a certificate signed by an officer of the administrator stating that, to such officer's knowledge, the administrator has fulfilled its obligations under that administration agreement. If there has been a material default the officer's certificate will describe the default. The administrator will agree to give the indenture trustee and trustee or eligible lender trustee, as applicable, notice of administrator defaults under the administration agreement.

You may obtain copies of these reports and certificates by a request in writing to the owner trustee or indenture trustee.

The administration agreement also will provide that the administrator will provide or obtain such compliance statements, assessments and attestations reports with respect to that trust as may be required pursuant to Items 1122 and 1123 of Regulation AB under the Securities Act.

Amendments to Transfer and Servicing Agreements

The parties to the transfer and servicing agreements may amend them without the consent of noteholders if, in the opinion of counsel satisfactory to the indenture trustee and eligible lender trustee or trustee, as applicable, the amendment will not materially and adversely affect the interests of the noteholders whose written consent has not been obtained, or to correct any manifest error in the terms of the related agreement as compared to the terms expressly set forth in this prospectus The parties may also amend the transfer and servicing agreements with the consent of a majority in interest of noteholders. However, such an amendment may not reduce the percentage of the notes required to consent to an amendment, without the consent of the holders of all of the outstanding notes.

TRADING INFORMATION

The weighted average lives of the notes generally will depend on the rate at which the principal balances of the related student loans are paid. Payments may be in the form of scheduled amortization or prepayments. For this purpose, prepayments include borrower prepayments in full or in part, including the discharge of student loans by consolidation loans, or as a result of:

- borrower default, death, disability or bankruptcy;

- the closing of the borrower's school;

- the school's false certification of borrower eligibility;

- liquidation of the student loan or collection of the related guarantee payments; and

- purchase of a student loan by the depositor or the servicer.

All of the student loans are prepayable at any time without penalty.

A variety of economic, social and other factors, including the factors described below, influence the rate at which student loans prepay. In general, the rate of prepayments may tend to increase when cheaper alternative financing becomes available. However, because many student loans bear interest at a rate that is either actually or effectively floating, it is impossible to predict whether changes in prevailing interest rates will correspond to changes in the interest rates on student loans.

On the other hand, scheduled payments on the student loans, as well as their maturities, may be extended due to applicable grace, deferment and forbearance periods, or for other reasons. The rate of defaults resulting in losses on student loans, as well as the severity and timing of those losses, may affect the principal payments and yield on the notes.

Some of the terms of payment that a seller offers to borrowers may extend principal payments on the notes. The sellers offer some borrowers loan payment terms which provide for an interest only period, when no principal payments are required, or graduated, phased-in amortization of the principal, in which case a greater portion of the principal amortization of the loan occurs in the later stages of the loan's life than if amortization were on a level payment basis. The sellers also offer income-sensitive repayment plans, under which repayments are based on the borrower's income. Under these plans, ultimate repayment may be delayed up to 15 years. If trust student loans have these payment terms, principal payments on the related notes could be affected.

In addition, the servicing agreement provides that the servicer may offer new incentive programs or repayment programs that currently are or in the future will be made available by the servicer, a seller or the administrator. If these benefits are made available to borrowers of trust student loans, the effect may be faster amortization of principal of the affected trust student loans. See "*The Companies' Student Loan Financing Business—Servicing—Incentive Programs*" in this prospectus.

In light of the above considerations, we cannot guarantee that principal payments will be made on the notes on any distribution date, since that will depend, in part, on the amount of principal collected on the trust student loans during the applicable period. As an investor, you will bear any reinvestment risk resulting from a faster or slower rate of prepayment of the loans.

Pool Factors

The pool factor for each class of notes will be a seven-digit decimal computed by the administrator before each distribution date. Each pool factor will indicate the remaining outstanding balance of the related class of notes, after giving effect to

distributions to be made on that distribution date, as a fraction of the initial outstanding balance of that class. Each pool factor will initially be 1.0000000. Thereafter, it will decline to reflect reductions in the outstanding balance of the applicable class of notes. Your portion of the aggregate outstanding balance of a class of notes will be the product of:

- the original denomination of your note; and

- the applicable pool factor.

Noteholders will receive reports on or about each distribution date concerning various matters, including the payments the trust has received on the trust student loans, the Pool Balance, the applicable pool factor and various other items of information. See "*Additional Information Regarding the Notes—Reports to Noteholders*" in this prospectus.

DESCRIPTION OF THE NOTES

General

We have filed the form of the indenture as an exhibit to the registration statement of which this prospectus is a part. We will file the final indenture upon the filing of this prospectus. The following summary describes the important terms of the notes and the indenture. It does not cover every detail of the notes or the indenture and is subject to all of the provisions of the notes and the indenture.

Each class of notes will initially be represented by one or more notes, registered in the name of the nominee of The Depository Trust Company ("**DTC**") or, if provided in this prospectus, a nominee selected by the common depository for Clearstream Banking, *société anonyme* (known as Clearstream, Luxembourg), formerly known as Cedel Bank, *société anonyme*, and the Euroclear System in Europe. The notes will be available for purchase in book-entry form only or as otherwise provided in this prospectus. We have been informed by DTC that DTC's nominee will be Cede & Co., unless another nominee is specified in this prospectus. Accordingly, that nominee is expected to be the holder of record of the U.S. Dollar denominated notes of each class. Unless and until definitive notes are issued under the limited circumstances described in this prospectus, an investor in notes in book-entry form will not be entitled to receive a physical certificate representing a note. All references in this prospectus to actions by holders of notes in book-entry form refer to actions taken by DTC, Clearstream, Luxembourg or Euroclear, as the case may be, upon instructions from its respective participating organizations acting at the direction of the beneficial owners of the notes and all references in this prospectus to distributions, notices, reports and statements to holders of notes in book-entry form refer to distributions, notices, reports and statements to DTC, Clearstream, Luxembourg or Euroclear or its nominee, as the registered holder of the notes.

The Notes

The Class A Notes

[**Note: While this prospectus describes four classes of class A notes and one class of class B notes, this description is for illustrative purposes only and there may be more or fewer classes of class A (and/or class B) notes in any transaction and there may also be one or more classes of notes subordinate to the class B notes. In addition, more than one class of class A (or class B) notes (or other subordinate class(es) of notes) may pay principal pro rata with another class, or all of the class A (or class B) notes (or other subordinate class(es) of notes) may pay principal sequentially beginning with the class A-1 (or class B-1) notes (or in a comparable manner for any other subordinate class(es) of notes) until the class A (or class B) notes (or other subordinate class(es) of notes) with the highest numerical class designation is paid in full.**]

Distributions of Interest. Interest will accrue on the outstanding principal balances of the class A notes at their respective class A interest rates. Interest will accrue during each accrual period and will be payable to the class A noteholders on each distribution date. Interest accrued as of any distribution date but not paid on that distribution date will be due on the next distribution date together with an amount equal to interest on the unpaid amount at the applicable rate per annum specified in the definition of **Class A Note Interest Shortfall**. Interest payments on the class A notes for any applicable distribution date will generally be funded from Available Funds and the other sources of funds for payment described in this prospectus (subject to all prior required distributions). See *"—Distributions"* and *"—Credit Enhancement"* in this prospectus. If these sources are insufficient to pay the **Class A Noteholders' Interest Distribution Amount** for that distribution date, the shortfall will be allocated pro rata to the class A noteholders, based upon the total amount of interest then due on each class of class A notes.

Interest will be payable on each class of class A notes on each distribution date. The [class A-1, class A-2A and class A-3 notes] will bear an annual interest rate equal to the sum of ___-month LIBOR (except for the first accrual period) and the applicable spread listed in the table below:

Class	Spread
Class A-1	plus ____%
Class A-2A	plus ____%
Class A-3	plus ____%

LIBOR for the first accrual period will be determined by the following formula:

$$x + [\ (\underline{\quad}/\underline{\quad}) * (y\text{-}x) \ ]$$

where:

$x = [\underline{\quad}]$-month LIBOR, and

$y = [\underline{\quad}]$-month LIBOR.

The administrator will determine LIBOR for each accrual period on the second business day before the beginning of that accrual period (such day, the "LIBOR Determination Date"). LIBOR, for any accrual period, will be the rate for deposits in U.S. Dollars having the specified maturity commencing on the first day of the accrual period, which appears on any service that displays the ICE Benchmark Administration Interest Settlement Rate (or any successor rate) as of 11:00 a.m., London time, on the related LIBOR Determination Date. For purposes of calculating LIBOR, a business day is any day on which banks in New York City and the City of London are open for the transaction of international business. For the LIBOR-based notes, interest due for any accrual period will be determined on an Actual/360 basis.

The first accrual period for the notes will consist of ___ days.

The [class A-2B notes] will bear an annual interest rate equal to ___%. Interest due for any accrual period will be determined on the basis of a 360-day year consisting of twelve 30-day months.

[**Note: While this prospectus describes the class A-2B notes as bearing interest at a fixed rate, this is for illustrative purposes only and any class of notes may bear interest based on LIBOR or at a fixed rate**.]

Distributions of Principal. [No principal payments will be made on the notes during the revolving period except under certain limited circumstances. Commencing on the distribution date following the end of the revolving period,] [Principal] payments will be made to the class A noteholders on each distribution date in an amount generally equal to the **Class A Noteholders' Principal Distribution Amount** for that distribution date, until the principal balance of each class of class A notes is reduced to zero.

Principal payments on the class A notes will generally be funded from Available Funds and the other sources of funds available for payment described in this prospectus (subject to all prior required distributions). See "—*Distributions*," "—*The Class B Notes—Distributions of Principal*" and "—*Credit Enhancement*" in this prospectus.

Amounts on deposit in the reserve account, other than amounts in excess of the **Specified Reserve Account Balance**, will not be available to make principal payments on the class A notes except at their final maturity or on the final distribution upon termination of the trust.

Principal payments generally will be applied on each distribution date in the priorities set forth under "—*Distributions*" in this prospectus.

The outstanding principal balance of each class of class A notes will be due and payable in full on its maturity date. The actual date on which the aggregate outstanding principal of and accrued interest on each class of class A notes is paid may be earlier than its maturity date, based on a variety of factors as described in "*Risk Factors—You Will Bear Prepayment and Extension Risk Due To Actions Taken By Individual Borrowers And Other Variables Beyond Our Control*" in this prospectus.

The Class B Notes

Distributions of Interest. Interest will accrue on the outstanding principal balance of the class B notes at the class B interest rate. Interest will accrue during each accrual period and will be payable to the class B noteholders on each distribution date. Interest accrued as of any distribution date but not paid on that distribution date will be due on the next distribution date together with an amount equal to interest on the unpaid amount at the class B interest rate. Interest payments on the class B notes for any distribution date will generally be funded from Available Funds and the other sources of funds available for payment described in this prospectus (subject to all prior required distributions). See "—*Distributions,*" "—*Credit Enhancement—Reserve Account*", and "—*Credit Enhancement—Subordination of the Class B Notes*" in this prospectus.

Interest will be payable on the class B notes on each distribution date. The class B notes will bear an annual interest rate equal to the sum of _____-month LIBOR (except for the first accrual period) and _____%.

LIBOR for the first accrual period will be determined by the following formula:

$$x + [\, (\underline{\quad}/\underline{\quad\quad}) * (y\text{-}x) \,]$$

where:

x = [____]-month LIBOR, and

y = [____]-month LIBOR.

The administrator will determine LIBOR for each accrual period on the second business day before the beginning of that accrual period. LIBOR for the class B notes will be determined as described under "*The Class A Notes—Distribution of Interest*" in this prospectus.

The first accrual period for the class B notes will consist of __ days.

Distributions of Principal. Principal payments will be made to the class B noteholders on each distribution date [after the class A notes have been paid in full], in an amount generally equal to the **Class B Noteholders' Principal Distribution Amount** for that distribution date until the principal balance of the class B notes is reduced to zero. Principal payments on the class B notes will generally be funded from Available Funds and the other sources of funds described in this prospectus (subject to all prior required distributions). Amounts on deposit in the reserve account, other than amounts in excess of the Specified Reserve Account Balance, will not be available to make principal payments on the class B notes except at their maturity or on the final distribution upon termination of the trust. See "—*Distributions*" and "—*Credit Enhancement—Reserve Account*" in this prospectus.

Principal payments generally will be applied on each distribution date in the priorities set forth under "—*Distributions*" in this prospectus.

The outstanding principal balance of the class B notes will be due and payable in full on the class B maturity date. The actual date on which the outstanding principal of and accrued interest on the class B notes is paid may be earlier than its maturity date, based on a variety of factors as described in "*You Will Bear Prepayment and Extension Risk Due To Actions Taken By Individual Borrowers And Other Variables Beyond Our Control*" under "*Risk Factors*" in this prospectus.

Notwithstanding the foregoing, if:

(1)   on any distribution date following distributions under clauses (a) through [(h)] under "—*Distributions*—*Distributions from the Collection Account*" in this prospectus to be made on that distribution date, the outstanding principal balance of the class A notes, would be in excess of:

- the outstanding principal balance of the trust student loans, plus

- any accrued interest on the trust student loans as of the last day of the related collection period that is expected to be capitalized, plus

- [**Capitalized Interest**, plus]

- the balance of the reserve account on the distribution date following those distributions made under clauses (a) through [(h)] under "—*Distributions*—*Distributions from the Collection Account*" below, minus

- the Specified Reserve Account Balance for that distribution date, or

(2)   an event of default under the indenture affecting the class A notes has occurred and is continuing,

then, until the conditions described in (1) or (2) above no longer exist, the amounts on deposit in the collection account and the reserve account will be applied on that distribution date and each applicable subsequent distribution date to the payment of the **Class A Noteholders' Distribution Amount** before any amounts are applied to the payment of the **Class B Noteholders' Distribution Amount**.

[RC Certificate]

[Under the trust agreement, the trust will also issue the RC certificate. The RC certificate is not being offered hereby [and will be retained by the depositor, the sponsor or a majority-owned affiliate of the sponsor until the latest to occur of: (1) [two] years from the closing date, (2) the date the Pool Balance is one-third or less of the Initial Pool Balance, or (3) the date the principal balance of the notes is one-third or less of the original principal balance of such notes, in order to comply with the credit risk retention requirements of the Dodd-Frank Act and Regulation RR [when taken together with [the other classes of notes] [the excess distribution certificate] retained by the depositor, the sponsor or a majority-owned affiliate of the sponsor]]. The RC certificate will have a

principal balance but will not bear interest. Distributions, if any, on the RC certificate will be made only after the principal balance of each class of notes has been reduced to zero. The principal balance of the RC certificate will be allocated Realized Losses on the trust student loans as such losses are incurred by the trust until the principal balance of such RC certificate is reduced to zero.].

[Supplemental Purchase Period]

[During the supplemental purchase period, which is the period beginning on the closing date and ending on _____, 20__ **[a date immediately prior to first distribution date]**, the eligible lender trustee, on behalf of the trust, will be permitted to purchase additional trust student loans, to the extent that: (1) they are eligible student loans, (2) they are purchased by the depositor from one of the sellers, and (3) there are sufficient amounts on deposit in the supplemental purchase account. The supplemental purchase account will be created with an initial deposit by the trust on the closing date of cash or eligible investments. The initial deposit will equal the excess, if any, of the Pool Balance as of the statistical cutoff date over the Pool Balance as of the closing date, but not to exceed 10% of the Pool Balance as of the statistical cutoff date. This account will not be replenished.

Subject to the availability of eligible student loans, the applicable seller will have the right to sell to the depositor additional trust student loans, and subject to the availability of funds in the supplemental purchase account, the depositor will purchase such additional trust student loans, to be sold to the trust, at a price equal to 100% of the sum of (i) the outstanding principal balance of each additional trust student loan and (ii) all accrued interest to be capitalized.

As a condition to any sale, all of the additional trust student loans will be required to satisfy the eligibility criteria as described under "*The Trust Student Loan Pool*" in this prospectus.

The eligible lender trustee, on behalf of the trust, will purchase from the depositor and the depositor will purchase and sell to the eligible lender trustee, on behalf of the trust, all additional trust student loans purchased from the applicable seller immediately following the purchase of such loans. The eligible lender trustee will have no obligation to determine whether a loan is an eligible student loan.

Any amounts remaining on deposit in the supplemental purchase account at the end of the supplemental purchase period will be transferred to the collection account on the business day immediately following the end of that period and included as a part of Available Funds for the initial distribution date.]

[Pre-Funding Period]

[During the pre-funding period, which is the period beginning on the closing date and ending on the last day of the funding period, the eligible lender trustee, on behalf of the trust, will be permitted to purchase additional trust student loans, to the extent that: (1) they are eligible student loans, (2) they are purchased by the depositor from one of

the sellers, and (3) there are sufficient amounts on deposit in the supplemental purchase account. The pre-funding account will be created with an initial deposit by the trust on the closing date of cash or eligible investments. The initial deposit will equal $_____ **[amount not to exceed 25% of the offering proceeds [less amounts deposited in the supplemental purchase account]]**. This account will not be replenished. The funding period will end on the earliest of (1) _____, 20__ [**a date no later than one year following the closing date**], (2) the occurrence of an event of default under the indenture, (3) the occurrence of a servicer default under the servicing agreement, [and] (4) [**the occurrence of specified pool performance triggers**].

Subject to the availability of eligible student loans, the applicable seller will have the right to sell to the depositor additional trust student loans, and subject to the availability of funds in the pre-funding account, the depositor will purchase such additional trust student loans, to be sold to the trust, at a price equal to [100%] of the sum of (i) the outstanding principal balance of each additional trust student loan and (ii) all accrued interest to be capitalized.

As a condition to any sale, all of the additional trust student loans will be required to satisfy the eligibility criteria as described under "*The Trust Student Loan Pool*" in this prospectus.

The eligible lender trustee, on behalf of the trust, will purchase from the depositor and the depositor will purchase and sell to the eligible lender trustee, on behalf of the trust, all additional trust student loans purchased from the applicable seller immediately following the purchase of such loans. The eligible lender trustee will have no obligation to determine whether a loan is an eligible student loan.

Any amounts remaining on deposit in the pre-funding account at the end of the pre-funding period will be transferred to the collection account on the business day immediately following the end of that period and included as a part of Available Funds for the next distribution date.]

[Revolving Period]

[During the revolving period, which is the period beginning on the closing date and ending on the last day of the revolving period, the eligible lender trustee, on behalf of the trust, will be permitted to purchase additional trust student loans, to the extent that: (1) they are eligible student loans, (2) they are purchased by the depositor from one of the sellers, and (3) there are sufficient amounts on deposit in the additional loan account. The additional loan account will be funded during the revolving period by amounts that would otherwise be distributable as principal of the notes. The revolving period will end on the earliest of (1) _____, 20___ [**insert date no later than three years from the closing date**], (2) the occurrence of an event of default under the indenture, (3) the occurrence of a servicer default, [and] [(4) **the occurrence of specified pool performance triggers**].

Subject to the availability of eligible student loans, the applicable seller will have the right to sell to the depositor additional trust student loans, and subject to the

102

availability of funds in the additional loan account, the depositor will purchase such additional trust student loans, to be sold to the trust, at a price equal to [100%] of the sum of (i) the outstanding principal balance of each additional trust student loan and (ii) all accrued interest to be capitalized.

As a condition to any sale, all of the additional trust student loans will be required to satisfy the eligibility criteria as described under "*The Trust Student Loan Pool*" in this prospectus.

The eligible lender trustee, on behalf of the trust, will purchase from the depositor and the depositor will purchase and sell to the eligible lender trustee, on behalf of the trust, all additional trust student loans purchased from the applicable seller immediately following the purchase of such loans. The eligible lender trustee will have no obligation to determine whether a loan is an eligible student loan.

Any amounts remaining on deposit in the additional loan account at the end of the revolving period will be transferred to the collection account on the business day immediately following the end of that period and included as a part of Available Funds for the initial distribution date.]

Distributions

Deposits into the Collection Account

On the closing date, the trust will make an initial deposit into the collection account of cash or eligible investments equal to $_____ plus the excess, if any, of the Pool Balance as of the statistical cutoff date over the Pool Balance as of the closing date, to the extent such excess amount is not deposited into the supplemental purchase account. [In addition, the trust will make an initial deposit into the [pre-funding account] [supplemental purchase account] of $___ available to purchase eligible student loans during [the pre-funding period] [supplemental purchase period].]

On or before the business day immediately prior to each distribution date, the servicer and the administrator will provide the indenture trustee with certain information as to the preceding collection period, including the amount of Available Funds received from the trust student loans and the aggregate purchase amount of the trust student loans to be purchased from the trust by the sellers, the depositor or the servicer.

The servicer will deposit all payments on the trust student loans and all proceeds of the trust student loans collected by it during each collection period into the collection account within two business days of receipt. The eligible lender trustee will deposit all interest subsidy payments and all special allowance payments on the trust student loans received by it for each collection period into the collection account within two business days of receipt. See *"Servicing and Administration—Payments on Student Loans"* in this prospectus.

Distributions from the Collection Account

On or before each distribution date, the administrator will instruct the indenture trustee to make the following deposits and distributions in the amounts and in the order of priority shown below, except as otherwise provided under "—*The Notes—The Class A Notes—Distributions of Principal*" and "—*The Notes—The Class B Notes—Distributions of Principal*" in this prospectus, to the extent of Available Funds for that distribution date, together with amounts transferred from the reserve account [and the capitalized interest account] with respect to that distribution date (solely with respect to clauses (a), (b), (c) and (d) below for that distribution date):

(a) to the servicer, the primary servicing fee due on that distribution date;

(b) sequentially in this order (i) to the administrator, the administration fee due on that distribution date and all prior unpaid administration fees, then (ii) subject to the **Annual ARR Fee Cap**, to the asset representations reviewer, the amount of all fees then due and payable to the asset representations reviewer on such distribution date, then (iii) subject to the Annual ARR Fee Cap, to the asset representations reviewer, the amount of all fees and expenses then due and payable with respect to any ongoing or completed asset representations review.

(c) [pro rata, based on the aggregate principal balance of the [class A] notes and the amount of any swap termination payment and trust swap payment due and payable by the trust to each swap counterparty under this clause (c)]:

[(1)] to the class A noteholders, the Class A Noteholders' Interest Distribution Amount, pro rata, based on the amounts payable as Class A Noteholders' Interest Distribution Amount;

[(2) to each swap counterparty, the amount of any termination payment due to the swap counterparty under the related swap agreement due to a swap termination event resulting from a payment default by the trust or the insolvency of the trust; provided, that if any amounts allocable to the class A notes are not needed to pay the Class A Noteholders' Interest Distribution Amount as of such distribution date, such amounts will be applied to pay the portion, if any, of any swap termination payment referred to above remaining unpaid; and

(3) to each swap counterparty, the amount of interest at the related floating rate of interest due to each swap counterparty under the related Swap Agreement;]

(d) to the class B noteholders, the Class B Noteholders' Interest Distribution Amount;

(e) to the reserve account, the amount, if any, necessary to reinstate the balance of the reserve account to the Specified Reserve Account Balance;

(f) to the class A-1 noteholders the Class A Noteholders' Principal Distribution Amount, until the principal balance of the class A-1 notes is paid in full;

(g) to the class A-2A and class A-2B noteholders, pro rata based on the outstanding principal balances of the class A-2A and class A-2B notes, the Class A Noteholders' Principal Distribution Amount, until the principal balances of the class A-2A and class A-2B notes are paid in full;

(h)　to the class A-3 noteholders, the Class A Noteholders' Principal Distribution Amount, until the principal balance of such class is paid in full;

(i)　to the class B noteholders, the Class B Noteholders' Principal Distribution Amount until the principal balance of such class is paid in full;

[(j)]　[on or after the distribution date occurring in _____ 20__, first, to the class A-1 noteholders, second, pro rata to the class A-2A and class A-2B noteholders, third, to the class A-3 noteholders and fourth, to the class B noteholders, any remaining amounts after application of the preceding clauses, until the principal balance of each such class is paid in full;]

[(k)]　to the asset representations reviewer, the indenture trustee, the eligible lender trustee, the owner trustee [and the Delaware trustee,] pro rata, based on amounts due, any unpaid fees and expenses, including without limitation any indemnity amounts, to the extent such amounts have not been paid by the administrator or accrued but unpaid amounts owed to the asset representations reviewer pursuant to clauses (b)(ii) and (b)(iii) above;

[(l)]　to the servicer, the aggregate unpaid amount of the carryover servicing fee, if any;

[(m)]　in the event the trust student loans are not sold on the earliest possible trust auction date, on each subsequent distribution date, first to the class A-1 notes until its principal balance is paid in full; second, pro rata to the class A-2A and class A-2B notes until the principal balance of the class A-2A and class A-2B notes are paid in full; third, to the class A-3 notes until its principal balance is paid in full; and fourth, to the class B notes until its principal balance is paid in full;

[(n)]　[if applicable, to any swap counterparty, pro rata, the amount of any swap termination payments due to the swap counterparty not payable in clause (c)(2) above;]

[(o)]　[after the aggregate outstanding principal balance of the notes has been reduced to zero, to the RC certificateholder, until the principal balance thereof has been reduced to zero, any remaining amounts after application of the preceding clauses;] and

[(p)]　[to the excess distribution certificateholder, any remaining amounts after application of the preceding clauses].

Notwithstanding the foregoing, the indenture trustee shall be entitled to reimburse itself, the eligible lender trustee, the owner trustee [and the Delaware trustee] for any fees and expenses (including without limitation any indemnity amounts) owed to such parties under the indenture, the interim trust agreements, [the eligible lender

trustee agreement,] or the trust agreement, as applicable, prior to making any payments under clauses (a) through (p) above, to the extent any fees and expenses of such parties (including without limitation any indemnity amounts) are not reimbursed by the administrator. Distributions to the indenture trustee, the eligible lender trustee, the owner trustee [and the Delaware trustee] paid from the trust prior to other distributions of Available Funds will be paid pro rata, based on amounts due, and will not exceed the **Annual Trustee Expense Cap**.

Distributions Following an Event of Default and Acceleration of the Maturity of the Notes

After any of the following:

- an event of default under the indenture relating to the payment of principal of any class of notes at their maturity date or to the payment of interest on any class of notes which has resulted in an acceleration of the maturity of the notes; provided that, failure to pay interest on the class B notes due to insufficient Available Funds shall not be an event of default so long as the class A notes are then outstanding,

- an event of default under the indenture relating to an insolvency event or a bankruptcy with respect to the trust which has resulted in an acceleration of the maturity of the notes, or

- a liquidation of the trust assets following any event of default under the indenture,

the priority of distributions changes. In particular, payments on the notes on each distribution date following the acceleration of the maturity of the notes as provided above will be made in the following order of priority:

FIRST: pro rata, to the indenture trustee, for annual fees and any other amounts due and owing under the indenture, to the asset representations reviewer for any and all amounts due and owing under the asset representations review agreement, including any amounts for any asset representations reviews performed by the asset representations reviewer, and to the eligible lender trustee, the owner trustee [and Delaware trustee,] for annual fees and any other amounts due and owing under the trust agreement and the eligible lender trust agreement (but, in each case, only to the extent not paid by the administrator or the depositor), in each case without regard to the Annual Trustee Expense Cap but, with respect to payments to the asset representations reviewer, subject to the Annual ARR Fee Cap;

SECOND: to the servicer, the primary servicing fee due on that distribution date;

THIRD: to the administrator, the administration fee due on that distribution date and all prior unpaid administration fees;

FOURTH: [pro rata, based on the aggregate principal balance of the [class A] notes and the amount of any swap termination payment and trust swap payment due and payable by the trust to each swap counterparty under this FOURTH]:

[(1)] to the class A noteholders, the Class A Noteholders' Interest Distribution Amount, pro rata, based on the amounts payable as Class A Noteholders' Interest Distribution Amount;

[(2) to each swap counterparty, the amount of any termination payment due to the swap counterparty under the related swap agreement due to a swap termination event resulting from a payment default by the trust or the insolvency of the trust; provided, that if any amounts allocable to the class A notes are not needed to pay the Class A Noteholders' Interest Distribution Amount as of such distribution date, such amounts will be applied to pay the portion, if any, of any swap termination payment referred to above remaining unpaid; and

(3) to each swap counterparty, the amount of interest at the related floating rate of interest due to each swap counterparty under the related Swap Agreement;]

FIFTH: to the class A noteholders, an amount sufficient to reduce the respective principal balances of the class A notes to zero [sequentially], [pro rata, based on the outstanding principal balance of each class of class A notes];

SIXTH: to the class B noteholders, the Class B Noteholders' Interest Distribution Amount;

SEVENTH: to the class B noteholders, an amount sufficient to reduce the principal balance of the class B notes to zero;

EIGHTH: first, to the servicer, the aggregate unpaid amount of the carryover servicing fee, if any, and second, to the asset representations reviewer, any and all amounts due and owing under the asset representations review agreement not payable in the FIRST payment above due to the Annual ARR Fee Cap;

NINTH: [if applicable, to any swap counterparty or counterparties, pro rata, the amount of any swap termination payments due to such swap counterparty not payable in clause (2) of the FOURTH payment above;]

TENTH: [to the RC certificateholder, until the principal balance thereof has been reduced to zero, any remaining amounts after application of the preceding clauses;] and

[ELEVENTH:]   [to the excess distribution certificateholder, any remaining amounts after application of the preceding clauses.]

Credit Enhancement

Excess Interest

On any distribution date, excess interest is equal to the amount of interest received on the trust student loans that exceeds the amount of interest due and payable on the notes.

Reserve Account

The reserve account will be created with an initial deposit by the trust on the closing date of cash or eligible investments in an amount equal to approximately $_____. The reserve account may be replenished on each distribution date, by deposit into it of the amount, if any, necessary to reinstate the balance of the reserve account to the Specified Reserve Account Balance from the amount of Available Funds remaining after payment for that distribution date under clauses [(a)] through [(d)] under *"—Distributions—Distributions from the Collection Account"* in this prospectus.

If the market value of cash and eligible investments in the reserve account on any distribution date is sufficient to pay the remaining principal balance of and interest accrued on the notes and any carryover servicing fee, these assets will be so applied on that distribution date.

If the amount on deposit in the reserve account on any distribution date after giving effect to all deposits or withdrawals from the reserve account on that distribution date is greater than the Specified Reserve Account Balance for that distribution date, subject to certain limitations, the administrator will instruct the indenture trustee to deposit the amount of the excess into the collection account for distribution on that distribution date.

Amounts held from time to time in the reserve account will continue to be held for the benefit of the trust. Funds will be withdrawn from cash in the reserve account on any distribution date to the extent that the amount of Available Funds on that distribution date is insufficient to pay any of the items specified in clauses [(a), (b), (c) and (d)] under *"—Distributions—Distributions from the Collection Account"* in this prospectus. These funds also will be withdrawn at maturity of a class of notes or on the final distribution upon termination of the trust to the extent that the amount of Available Funds at that time is insufficient to pay any of the items specified in clauses [(f), (g), (h), and (i)] and, in the case of the final distribution upon termination of the trust, clauses [(j), through (p)] under *"—Distributions—Distributions from the Collection Account"* in this prospectus. [Funds from the reserve account shall only be applied to cover such shortfalls after application of funds in the capitalized interest account.]

The reserve account is intended to enhance the likelihood of timely distributions of interest to the noteholders and to decrease the likelihood that the noteholders will

experience losses. In some circumstances, however, the reserve account could be reduced to zero. Except on the final distribution upon termination of the trust, amounts on deposit in the reserve account, other than amounts in excess of the Specified Reserve Account Balance, will not be available to cover any carryover servicing fees. Amounts on deposit in the reserve account will be available to pay principal on the notes and accrued interest at the maturity of the notes, and to pay the carryover servicing fee on the final distribution upon termination of the trust.

[Notwithstanding the foregoing, funds on deposit in the reserve account may be withdrawn by the administrator at any time to pay any amounts owed to the Department of Education in respect of any shortfalls in amounts on deposit in the floor income rebate account as described below under "*Summary of Terms—Floor Income Rebate Account*" in this prospectus.]

[*Capitalized Interest Account*

The capitalized interest account will be created with an initial deposit by the trust on the closing date of cash or eligible investments in an amount equal to $[_____]. The initial deposit will not be replenished.

Amounts held from time to time in the capitalized interest account will be held for the benefit of the class A noteholders and the class B noteholders, as applicable. If on any distribution date through the _____ 20__ distribution date, the amount of Available Funds is insufficient to pay any of the items specified in clauses [(a)] through [(d)] under "*—Distributions—Distributions from the Collection Account*" in this prospectus, amounts on deposit in the capitalized interest account on that distribution date will be withdrawn by the indenture trustee to cover such shortfalls, to the extent of funds on deposit therein, and will be allocated in the same order of priority shown under "*—Distributions—Distributions from the Collection Account*" in this prospectus.

Funds on deposit in the capitalized interest account on the _____ 20__ distribution date in excess of $_____ will be transferred to the collection account and included as Available Funds on that distribution date. All funds remaining on deposit in the capitalized interest account on the _____ 20__ distribution date will be transferred to the collection account and included in Available Funds on that distribution date. [**Note: Withdrawals of excess sums from the capitalized interest account may instead be formulated to be released over time if certain triggers are satisfied and maintained**.]

The capitalized interest account is intended to enhance the likelihood of timely distributions of interest to the noteholders through the _____ 20__ distribution date.

Amounts in the capitalized interest account will be withdrawn to the extent necessary to cover these shortfalls on each distribution date before any withdrawal from the reserve account.]

Overcollateralization

Overcollateralization is the amount by which the Pool Balance exceeds the principal balance of the notes. Overcollateralization means there will be additional cashflow from collections on the trust student loans that will be available to cover losses on **Defaulted Loans** in excess of the amounts received from the related guarantors. The application of available funds set forth above under "—*Distributions—Distributions from the Collection Account*" in this prospectus is designed to build the level of overcollateralization to, and maintain it at, the **Specified Overcollateralization Amount**. The initial amount of overcollateralization for the notes will be $_____, or _____% of the [Initial] Pool Balance. The amount of overcollateralization will vary from time to time depending on the rate and timing of principal payments on the trust student loans, capitalization of interest, certain borrower fees and the incurrence of losses, if any, on the trust student loans.

Subordination of the Class B Notes. On any distribution date, distributions of interest on the class B notes will be subordinated to the payment of interest on the class A notes and principal payments on the class B notes will be subordinated to the payment of both interest and principal of the class A notes. Consequently, on any distribution date, Available Funds and amounts on deposit in the reserve account remaining after payment of the primary servicing fee and the administration fee will be applied to the payment of interest on the class A notes prior to any payment of interest on the class B notes, and no payments of the principal balance of the class B notes will be made on that distribution date until the class A notes have received the Class A Noteholders' Principal Distribution Amount for that distribution date.

Floor Income Rebate Account

The administrator will establish and maintain a floor income rebate account as an asset of the trust in the name of the indenture trustee. On or before each distribution date, the administrator will instruct the indenture trustee to transfer from the collection account to the floor income rebate account the monthly accrual of interest paid by borrowers on trust student loans originated on or after April 1, 2006 that exceeds the special allowance support levels applicable to such trust student loans, which we refer to in this prospectus as "floor income." These deposited amounts will be used to offset the amount of floor income, if any, expected to be netted by the Department of Education against the interest subsidy payments and/or special allowance payments otherwise due to the trust for that collection period. Once the Department of Education has netted all payments, which currently occurs on a quarterly basis, on the next succeeding distribution date all sums on deposit in the floor income rebate account during the previous collection period will be withdrawn and included in Available Funds on such date.

[Swap Agreement[s]]

[Note: to be included only if an interest rate swap will be entered into on the closing date]

[On the closing date, the trust will enter into [an] [one or more] interest rate swap agreement[s] with [＿＿＿＿＿] and [＿＿＿＿＿ each of] which is an **Eligible Swap Counterparty**, to hedge the basis risk that results from the payment of a fixed rate of interest on the [class A-2B notes]. We sometimes refer to the interest rate swap agreement[s, collectively,] as the "swap agreement," and the interest rate swap counterparty[ies, collectively,] as the "swap counterparty."

As of the closing date, the **Significance Percentage** of each swap agreement is [less than 10%] [at least 10% but less than 20%].

[Note: Section to be modified based upon the actual terms of each swap agreement] The swap agreement will be documented under a 1992 ISDA Master Agreement (Multicurrency-Cross Border) modified to reflect the terms of the notes, the indenture and the trust agreement.

Under each swap agreement, the swap counterparty will make the payments described below to the administrator on behalf of the trust, on or before the third business day preceding each distribution date while the swap agreement is still in effect.

Under each swap agreement, the swap counterparty will pay to the trust an amount equal to the product of:

- a fixed rate of interest with respect to the [class A-2B notes],

- the outstanding principal balance of the [class A-2B notes] immediately following the preceding distribution date (or with respect to the first distribution date, the closing date); and

- a fraction, the numerator of which is 90 (or, with respect to the first distribution date,   ) and the denominator of which is 360.

All amounts received from any swap counterparty will be deposited into the collection account and will become part of Available Funds on the next distribution date.

In exchange for each swap counterparty's payments under the swap agreement, the trust will pay to such swap counterparty from Available Funds [and, if necessary the [capitalized interest account and] [the reserve account]], on or before each distribution date while the related swap agreement is still in effect, prior to interest payments on the notes, an amount equal to the product of:

- a LIBOR-based floating rate of interest (provided that LIBOR for the first accrual period will be determined using the same formula that applies to the LIBOR-based notes);

- the outstanding principal balance of the related class of notes immediately following the preceding distribution date (or with respect to the first distribution date, the closing date); and

- a fraction, the numerator of which is the actual number of days elapsed in the related accrual period and the denominator of which is 360.

The payment obligations of the trust and each swap counterparty under the related swap agreement will be netted.

Termination Date. Each swap agreement will terminate on the earlier to occur of: (i) the distribution date on which the outstanding principal balance of the [class A-2B] notes is reduced to zero; or (ii) the maturity date of the [class A-2B] notes. Each swap agreement may terminate earlier than that date if an event of default or termination event occurs.

Modifications and Amendment of the Swap Agreement[s]. The trust agreement and the indenture will contain provisions permitting the eligible lender trustee, with written notice to the indenture trustee, to enter into amendments to each swap agreement to cure any ambiguity in, or correct or supplement any provision of the related swap agreement, so long as the administrator determines that the amendment will not adversely affect the interest of the noteholders whose written consent has not been obtained.

Default Under the Swap Agreement[s]. Events of default under each swap agreement are limited to:

- the failure of the trust or any swap counterparty to pay or deliver any amount when due under the related swap agreement after giving effect to the applicable grace period;

- the occurrence of certain events of bankruptcy and insolvency;

- an acceleration of the principal of the notes following an event of default under the indenture (other than an event of default relating to a breach of any covenant or a violation of any representation or warranty) which acceleration has become non-rescindable and non-waivable;

- an acceleration of the principal of the notes following an event of default under the indenture for a breach of any covenant or a violation of any representation or warranty which acceleration has become non-rescindable and non-waivable, and pursuant to which the indenture trustee has liquidated the trust student loans; and

- the following other standard events of default under the 1992 ISDA Master Agreement, as modified by the terms of each swap agreement: "Breach of Agreement" (not applicable to the trust), "Credit Support Default", "Misrepresentation" (not applicable to the trust), "Default Under Specified Transaction" (not applicable to the trust), "Cross-Default" (not applicable to the trust) and "Merger Without Assumption" (not applicable to the trust), as described in Sections 5(a)(ii), 5(a)(iii), 5(a)(iv), 5(a)(v), 5(a)(vi) and 5(a)(viii), respectively, of the 1992 ISDA Master Agreement.

Termination Events. Each swap agreement will contain usual and customary termination events, as well as additional termination events. The additional termination events include (i) the failure of a swap counterparty to comply with certain requirements associated with the downgrade of its credit ratings and (ii) the occurrence of certain other events, in each case as specified in the related swap agreement.

Early Termination of the Swap Agreement[s]. Upon the occurrence of any event of default under a swap agreement or a termination event, the non-defaulting party or the non-affected party, as the case may be, will have the right to designate an early termination date. The trust may not designate an early termination date without the consent of the administrator.

Upon any early termination of a swap agreement, either the trust or a swap counterparty, as the case may be, may be liable to make a termination payment to the other, regardless of which party has caused that termination. The amount of that termination payment will be based on the value of the swap transaction as computed in accordance with the procedures in the related swap agreement. In the event that the trust is required to make a termination payment following an event of default or termination event under a swap agreement, the payment will be payable pari passu with the Class A Noteholders' Interest Distribution Amount unless (i) an event of default occurs with respect to which the related swap counterparty is the defaulting party or (ii) a termination event (other than "Illegality" or a "Tax Event", as described in Sections 5(b)(i) and 5(b)(ii), respectively, of the 1992 ISDA Master Agreement) or additional termination event occurs with respect to which the related swap counterparty is the sole affected party, in which case such payment will be payable after the payment of certain additional amounts on the related distribution date, as described under "*Description of the Notes—Distributions—Distributions from the Collection Account*" and "*—Distributions Following an Event of Default and Acceleration of the Maturity of the Notes*" in this prospectus. However, in the event that a termination payment is owed to a swap counterparty following any other event of default by the trust under the related swap agreement, any swap default resulting from a default of a swap counterparty or a termination event under the related swap agreement, the termination payment will be subordinate to the right of the noteholders to receive full payment of principal of and interest on the notes on that distribution date, to the replenishment of the reserve account to the Specified Reserve Account Balance, to any unpaid fees and expenses of the indenture trustee, and to the payment of any carryover servicing fee.

Upon termination of a swap agreement, the administrator, on behalf of the trust will attempt to enter into a replacement swap agreement on substantially the same terms as the original swap agreement. However, no assurance can be given that this will be possible under then existing economic or market conditions or that the trust will have sufficient funds available for this purpose.]

[Interest Rate Cap Agreement[s]]

[Note: to be included only if an interest rate cap will be entered into on the closing date]

[On the closing date, the trust will enter into [an] [one or more] interest rate cap agreement[s] with [_____] and [_____ each of] which is an **Eligible Cap Counterparty**, to hedge the basis risk resulting from LIBOR fluctuations. We sometimes refer to the interest rate cap agreement[s, collectively,] as the "cap agreement[s]" and the interest rate cap counterpart[y][ies, collectively,] as the "cap counterpart[y][ies]."

As of the closing date, the **Significance Percentage** of each cap agreement is [less than 10%].

[Note: Section to be modified based upon the actual terms of each cap agreement] The cap agreement will be documented under a 1992 ISDA Master Agreement (Multicurrency-Cross Border) modified to reflect the terms of the notes, the indenture and the trust agreement.

Under each cap agreement, the cap counterparty will make the payments described below to the administrator on behalf of the trust, on or before the third business day preceding each distribution date while the cap agreement is still in effect.

Under each cap agreement, the cap counterparty will pay to the trust an amount equal to the product of:

- the greater of (i) zero, and (ii) the excess of [___]-month LIBOR over ____%; and

- a notional amount equal to $[_____].

All amounts received from any cap counterparty will be deposited into the collection account and will become part of Available Funds on the next distribution date.

In exchange for each cap counterparty's payments under the cap agreement, the trust will pay an upfront payment (the "cap payment") to such cap counterparty, on the closing date, from proceeds of the sale of the notes (or, if the trust enters into a replacement cap agreement during the transaction, prior to interest payments on the notes).

Modifications and Amendment of the Cap Agreement[s]. The trust agreement and the indenture will contain provisions permitting the eligible lender trustee, with written notice to the indenture trustee, to enter into amendments to each cap agreement to cure any ambiguity in, or correct or supplement any provision of the related cap agreement, so long as the administrator determines that the amendment will not adversely affect the interest of the noteholders whose written consent has not been obtained.

Default Under the Cap Agreement[s]. Events of default under each cap agreement are limited to:

- the failure of the cap counterparty to pay or deliver any amount when due under the related cap agreement after giving effect to the applicable grace period;

- the occurrence of certain events of bankruptcy and insolvency;

- an acceleration of the principal of the notes following an event of default under the indenture (other than an event of default relating to a breach of any covenant or a violation of any representation or warranty) which acceleration has become non-rescindable and non-waivable;

- an acceleration of the principal of the notes following an event of default under the indenture for a breach of any covenant or a violation of any representation or warranty which acceleration has become non-rescindable and non-waivable, and pursuant to which the indenture trustee has liquidated the trust student loans; and

- the following other standard events of default under the 1992 ISDA Master Agreement, as modified by the terms of each cap agreement: "Breach of Agreement" (not applicable to the trust), "Credit Support Default", "Misrepresentation" (not applicable to the trust), "Default Under Specified Transaction" (not applicable to the trust), "Cross-Default" (not applicable to the trust) and "Merger Without Assumption" (not applicable to the trust), as described in Sections 5(a)(ii), 5(a)(iii), 5(a)(iv), 5(a)(v), 5(a)(vi) and 5(a)(viii), respectively, of the 1992 ISDA Master Agreement.

Termination Events. Each cap agreement will contain usual and customary termination events, as well as additional termination events.

Early Termination of the Cap Agreement[s]. Upon the occurrence of any event of default under a cap agreement or a termination event, the non-defaulting party or the non-affected party, as the case may be, will have the right to designate an early termination date. The trust may not designate an early termination date without the consent of the administrator.

Upon any early termination of a cap agreement, the trust cap counterparty may be liable to make a termination payment to the trust. The amount of that termination payment will be based on the value of the cap transaction as computed in accordance with the procedures in the related cap agreement.

Upon termination of a cap agreement, the administrator, on behalf of the trust will attempt to enter into a replacement cap agreement on substantially the same terms as the original cap agreement. However, no assurance can be given that this will be possible under then existing economic or market conditions or that the trust will have sufficient funds available for this purpose.]

[Swap/Cap Counterparty(ies)]

[**Note: A description of general character of swap/cap counterparty's business and, depending on the applicable Significance Percentage, any required financial disclosure will be included as applicable and as supplied by the swap/cap counterparty.**] [_____, a _____ [corporation] [limited liability company] [and _____, a _____ [corporation] [limited liability company]] will be the swap [counterparty] [counterparties].]

Notice of Interest Rates

Information concerning the past and current LIBOR and the interest rates applicable to the notes, will be available on the administrator's website at: https://www.navient.com/about/investors/debtasset/navientsltrusts/issuedetails/2014/2014-8.aspx or by telephoning the administrator at 1-800-321-7179 between the hours of 9:00 a.m. and 4:00 p.m. Eastern time on any business day and will also be available through Reuters Screen LIBOR01 Page or Bloomberg L.P.

Trust Fees

The table below sets forth the fees payable by or on behalf of the trust.*

Party	Amount
Servicer	The primary servicing fee[1] for any month will equal the sum of the monthly servicing fees for the trust student loans owned by the trust during that month. The monthly servicing fee for a trust student loan will be calculated on a unit basis and will equal [(i) $_____ per month per borrower for trust student loans that are in in-school status, (ii) $_____ per month per borrower for trust student loans that are in grace status and (iii) $_____ per month per borrower for all other trust student loans. For purposes of calculating the primary servicing fee for any month, a trust student loan's current payment status will be determined as of the last day of the preceding calendar month. In the event a borrower has more than one trust student loan and those loans are in different payment statuses, the monthly servicing fee will be paid at the higher unit rate.] [The monthly servicing fee for a trust student loan will be calculated on a unit basis and will equal $____ per month per borrower.] [In In no event, however, will the primary servicing fee for any month exceed $\frac{1}{12}$ of _____% of the outstanding principal balance of the trust student loans.]
Administrator[1]	$_____ per collection period, payable in arrears.
Indenture Trustee and Eligible Lender Trustee[2]	Up to $_____ per annum, payable in advance.
Delaware Trustee[3]	$_____ per annum, payable in advance.
Asset Representation Reviewer[4]	[$_____ per _____, payable in [arrears] [advance].]

_____

*   Does not include amounts due for costs, expenses and indemnity payments (which are subject to applicable caps regarding annual aggregate amounts to be paid before the noteholders receive distributions due and payable on a distribution date.)

(1)   To be paid before any amounts are distributed to the noteholders.

(2) To be paid by the administrator pursuant to a separate agreement with the indenture trustee and the eligible lender trustee, and may be paid by the trust if there is an event of default on the notes, and such amount has not previously been paid.

(3) To be paid by the administrator pursuant to a separate agreement with the Delaware trustee, and may be paid by the trust if there is an event of default on the notes, and such amount has not previously been paid.

[(4) To be paid before any amounts are distributed to the noteholders.] [**NOTE, NOT APPLICABLE IF THE FEE DUE TO THE ASSET REPRESENTATIONS REVIEWER IS TO BE PAID IN FULL ON THE CLOSING DATE**.]

Optional Purchase

The servicer may purchase or arrange for the purchase of all remaining trust student loans on any distribution date on or after the first distribution date when the Pool Balance is 10% or less of the [Initial] Pool [plus amounts on deposit in the supplemental purchase account [and pre-funding account] on the closing date].

The exercise of this purchase option will result in the early retirement of the remaining notes. The purchase price will equal the amount required to prepay in full, including all accrued and unpaid interest, the remaining trust student loans as of the end of the preceding collection period, but not less than a prescribed minimum purchase amount.

This prescribed minimum purchase amount is the amount that would be sufficient to:

- pay to noteholders the interest payable on the related distribution date;

- [pay the swap counterparty or counterparties any amounts due under the swap agreement;] and

- reduce the outstanding principal balance of each class of notes then outstanding on the related distribution date to zero.

In addition to the optional purchase right described above, the servicer also will have the option, but not the obligation, to purchase any trust student loan on any date; provided that the servicer may not purchase trust student loans if the cumulative aggregate principal balance of all trust student loans so purchased, including the principal balance of any trust student loans to be purchased on such date, exceeds [10%] of the Initial Pool Balance. The purchase price for any trust student loan purchased by the servicer using this option will be equal to the outstanding principal balance of such trust student loan plus accrued and unpaid interest through the date of purchase.

[Auction Of Trust Assets]

[The indenture trustee may, and at the written direction of either the administrator or noteholders holding a majority of the outstanding principal balance of all of the notes shall, either itself or through an agent, offer for sale all remaining trust student loans at the end of the first collection period when the Pool Balance is 10% or less of the Initial Pool Balance [plus amounts on deposit in [the supplemental purchase account] [and] [the pre-funding account] on the closing date].

If such an auction takes place, the trust auction date will be the third business day before the related distribution date. An auction may be consummated only if the servicer has first waived its optional right to purchase all of the remaining trust student loans as described above. The servicer will waive its option to purchase all of the remaining trust student loans if it fails to notify the eligible lender trustee and the indenture trustee, in writing, that it intends to exercise its purchase option before the indenture trustee or its agent accepts a bid to purchase the trust student loans. The depositor and its affiliates, including Navient CFC and the servicer, and unrelated third parties may offer bids to purchase the trust student loans. The depositor or any affiliate may not submit a bid representing greater than fair market value of the trust student loans.

If an auction is conducted and at least two bids are received, the indenture trustee or its agent will solicit and re-solicit new bids from all participating bidders until only one bid remains or the remaining bidders decline to resubmit bids. The indenture trustee or its agent will accept the highest remaining bid if it equals or exceeds the higher of:

- the minimum purchase amount described under "*—Optional Purchase*" in this prospectus (plus any amounts owed to the servicer as carryover servicing fees); or

- the fair market value of the trust student loans as of the end of the related collection period.

If at least two bids are not received or the highest bid after the re-solicitation process does not equal or exceed the minimum purchase amount described above, the indenture trustee or its agent will not complete the sale. The indenture trustee or its agent may, and at the direction and at the sole cost and expense of the depositor will be required to, consult with a financial advisor which may include an underwriter of the notes or the administrator, to determine if the fair market value of the trust student loans has been offered and all costs and expenses arising from such consultation shall be borne solely by the depositor.

The net proceeds of any auction sale will be used to retire any outstanding notes on the related distribution date.

If the sale is not completed, the indenture trustee or its agent may, and at the written direction of either the administrator or noteholders holding a majority of the

outstanding principal balance of all of the notes shall, solicit bids for sale of the trust student loans after future collection periods upon terms similar to those described above, including the servicer's waiver of its option to purchase all of the remaining trust student loans. The indenture trustee or its agent may or may not succeed in soliciting acceptable bids for the trust student loans, either on the trust auction date or subsequently.

If the trust student loans are not sold on the earliest possible trust auction date as described above, on each subsequent distribution date, if the amount on deposit in the reserve account after giving effect to all withdrawals, except withdrawals payable to the depositor, exceeds the Specified Reserve Account Balance, the administrator will direct the indenture trustee to distribute the amount of the excess as accelerated payments of note principal.]

Asset Representations Review

General

The asset representations reviewer will perform a review of all trust student loans that are 60 days or more Delinquent Loans for compliance with the representation that each such trust student loan was an Eligible Guaranteed Student Loan as of its related cutoff date if:

- a Rejected Guaranty Claims Trigger Event occurs, and

- the requisite amount of Directing Noteholders vote to cause the review.

A review of whether a student loan satisfies the terms of the definition of "Eligible Guaranteed Student Loan" constitutes a review of all material representations and warranties related to the U.S. Government guarantee of such FFELP loan. See "— *Rejected Guaranty Claims Trigger Event*" below.

The Review Process

Upon the discovery of the occurrence of a Rejected Guaranty Claims Trigger Event, the servicer will promptly notify the indenture trustee and the administrator, and the related Form 10-D filing will specify the occurrence of the Rejected Guaranty Claims Trigger Event and the rights of the noteholders regarding an asset representations review.

If within 90 days of the filing of the Form 10-D specifying that a Rejected Guaranty Claims Trigger Event had occurred, at least 5% of the of the outstanding aggregate principal balance of the notes ("Requesting Noteholders"), request a formal noteholder vote, the administrator will include in the trust's Form 10-D filing immediately following such request a statement that sufficient Requesting Noteholders are requesting a full noteholder vote to commence an asset representations review. The related Form 10-D filing will specify the date (not earlier than 60 days from the date of such Form 10-D filing) that will be used to calculate whether the requisite amount of

noteholders have cast affirmative votes to direct the indenture trustee to notify the asset representations reviewer that the asset representations reviewer should commence an asset representations review. During the voting period, a beneficial owner of notes will vote through DTC, Clearstream, Luxembourg or Euroclear, as the case may be, by directing the applicable participant to direct DTC, Clearstream, Luxembourg or Euroclear, as the case may be, to take such action with respect to such notes. See "*Description of the Notes—General*" in this prospectus. Any such voting periods will be consecutive and not concurrent and therefore only one such 60 day period will be ongoing at any time.

If on the voting deadline date set forth in the related Form 10-D, a majority of the noteholders casting a vote ("Directing Noteholders") so direct (provided that such affirmative votes represent votes from noteholders holding at least 5% of the aggregate outstanding principal balance of the notes), the servicer (upon direction from the indenture trustee) will send a notice to the asset representations reviewer and the servicer informing them that the requisite noteholders have directed the asset representations reviewer to perform a review of all trust student loans that are 60 days or more Delinquent Loans (the "ARR Loans") for the purpose of determining whether such loans were Eligible Guaranteed Student Loans, as represented and warranted by the depositor and the related seller to the trust at the time of their sale to the trust. The noteholders will be informed that the requisite noteholders have directed such review in the related Form 10-D filing.

Within 30 days of receipt of such notice, the servicer will provide the asset representations reviewer with the list of ARR Loans and all documents, data and other information (the "Review Material") described in the asset representations review agreement related to each ARR Loan. The servicing agreement will provide that the servicer will render reasonable assistance, including granting access to copies of any underlying documents and trust student loan files, to the asset representations reviewer to facilitate the performance of a review of all ARR Loans to verify compliance with the Eligible Guaranteed Student Loan representations and warranties (as described below) made to the trust by the depositor and the related sellers. While the servicer will redact these materials to remove any personally identifiable customer information, the servicer will use commercially reasonable efforts not to change the meaning of these materials or their usefulness to the asset representations reviewer in connection with its review.

Upon receipt of the Review Materials, the asset representations reviewer will commence its review. The asset representations reviewer will either confirm such material is complete or request further Review Material within two (2) business days of receiving such Review Material. The servicer will provide or cause to be provided any missing material requested by the asset representations reviewer within five (5) business days of request.

Under the asset representations review agreement, the review period for any group of loans subject to review shall be completed within sixty (60) days of delivery of all documentation to the asset representations reviewer (with a possible extension of up to five (5) business days for delivery of any missing Review Material requested by the

asset representations reviewer). The asset representations review agreement also provides that the asset representations reviewer will deliver a draft report on its findings and conclusions to the trust and the servicer after completion of its review, but no later than 50 days after the review began. No later than seven (7) days following receipt of the draft report, the trust or the servicer is required to provide any comments to the draft report for consideration by the asset representations reviewer. On the last day of the review period, the asset representations reviewer is required to deliver its final report on its findings and conclusions to the trust, the servicer and the indenture trustee. If any loan was included in a prior review, the asset representation reviewer will not be required to perform additional tests on such loan, but will include the results of the previous tests in the review report. The related Form 10-D filed for the trust will include a summary of the asset representation reviewer's report. The asset representations reviewer's report will present information from the asset representations review described above and the findings drawn from such review, but the determination whether the compliance or non-compliance of any representation constitutes a breach of the applicable agreement will not be made by the asset representations reviewer. Rather the related Form 10-D will alert noteholders of their ability to notify the indenture trustee that they consider any non-compliance of any representation to be a breach of the applicable agreement. The indenture trustee may, and at the written direction of noteholders holding a majority of the outstanding principal balance of all of the notes will, make such a determination regarding whether any such non-compliance constitutes such a breach. If the indenture trustee does not make such determination, the depositor will review the asset representation reviewer's report and the relevant evidence and make a determination whether any such non-compliance of any representation constitutes a breach of the applicable agreement.

The fees payable to the asset representations reviewer for such review will be payable by the trust, subject to an Annual ARR Fee Cap, as described under "*Description of the Notes—Distributions—Distributions from the Collection Account*" and "*—Distributions Following an Event of Default and Acceleration of the Maturity of the Notes*" in this prospectus.

The asset representations reviewer will follow agreed-upon procedures in conducting its review and providing the report and related assessment as specified in the asset representation reviewer agreement. The specified review procedures for each ARR Loan will consist of tests designed by Navient Funding to determine whether each such ARR Loan was or was not in compliance as of the related cutoff date with each component of the specified representations and warranties regarding such ARR Loan's status as an Eligible Guaranteed Student Loan. The asset representations reviewer will determine whether each test was passed or failed; however, the specified review procedures will not determine why the obligor is delinquent, the creditworthiness of the obligor, compliance by the servicer with its servicing obligations in respect of any ARR Loan or the materiality of any failed test. The asset representations reviewer will not be required to pursue any other procedures beyond those expressly provided in the asset representations reviewer agreement. Further, the procedures are structured specifically for the sole purpose of specifying the actions required to be taken by the asset representations reviewer to determine the review, which is determining compliance with

the representation that each such trust student loan was an Eligible Guaranteed Student Loan as of its related cutoff date. These procedures are not structured to determine the creditworthiness of the borrower or the likelihood or timing of repayment of any trust student loan.

Rejected Guaranty Claims Trigger Event

A "Rejected Guaranty Claims Trigger Event" will have occurred when, as of the end of any collection period, the aggregate principal amount of trust student loans that are Defaulted Loans, with respect to which a guaranty claim was submitted and rejected by the guarantor and the cure period to correct all issues identified by the guarantor has expired or are not able to be remedied within 360 days of such guarantee rejection, exceeds 1.5% of the aggregate Pool Balance as of such date.

Under the transfer agreements an "Eligible Guaranteed Student Loan" means a student loan, which as of the [statistical] cutoff date[, in the case of the [initial] trust student loans] [or as of the related subsequent cutoff date, as applicable,] meets the following criteria:

- is a Stafford Loan or a PLUS Loan or a consolidation loan [or other type of federally guaranteed loan];

- is guaranteed as to principal and interest by the applicable guarantor to the maximum extent permitted by the Higher Education Act for such student loan; and

- the related trust student loan file includes evidence of the related guarantee.

The Rejected Guaranty Claims Trigger Event is appropriate for the trust student loans because of the unique nature of student loans originated under the FFELP. Because FFELP student loans are guaranteed at least 97% by guarantors (and federally reinsured) the maximum potential loss to noteholders is 3% assuming payment under the related guarantees. The number of days delinquent is not a valid measurement for a FFELP loan trigger because Delinquent Loans, so long as they have not become Defaulted Loans and the related guarantee is enforceable, are Eligible Loans that may be purchased by the trust on the closing date. Until such time as a trust student loan becomes a Defaulted Loan and the related claim for a guaranty payment is rejected (and is not able to be resubmitted in a corrected form within 360 days) the trust will not suffer a loss. The enforceability of the guarantee is the sole factor that would result in a principal loss on any class of notes; therefore, potential investors should be rightly concerned not with whether a trust student loan is a Delinquent Loan or even a Defaulted Loan, but rather with whether such loan has been rejected when a claim for payment is filed with the related guarantor and is not reinstated within the permitted 360 day cure period. In addition, in the event the guarantee is not enforceable and all applicable cure periods have expired, either the depositor and the related seller (due to origination related errors) or the servicer (due to servicing errors) will be held, ipso facto, responsible for such loss of guarantee and will be required to repurchase the trust student loan from the trust.

The 1.5% threshold underlying the occurrence of a Rejected Guaranty Claims Trigger Event that potentially results in an asset representations review is appropriate because there already exists in the related servicing agreement a requirement that whenever guarantor rejected claims exceed 1% of the Pool Balance, as of the last business day of any month, the servicer, the depositor or related seller, as applicable, is required to either buy-out and/or provide substitute trust student loans of at least equivalent value and with materially similar characteristics for all Defaulted Loans that are in excess of 1% of the Pool Balance from the trust, without regard to the otherwise applicable 360 day cure period to reinstate the related guarantees. See "*The Trust Student Loan Pool—Cure Period for Trust Student Loans*" in this prospectus. With the foregoing Defaulted Loan buyout protection already in place, a Rejected Guaranty Claims Trigger Event should only occur when either the servicer, or the depositor and related sellers, are in breach of their contractual obligations under the transfer and servicing agreements, and thus is preventative of unnecessary costs and expenditures to be borne by the trust and the noteholders.

Asset Representations Reviewer

General

[_____,] a [_____] [corporation] [limited liability company], will serve as asset representations reviewer for the trust. The asset representations reviewer is not and will not be affiliated with any of the sponsor, depositor, servicer, indenture trustee, eligible lender trustee, owner trustee[, Delaware trustee], or any of their respective affiliates, and has not performed, and is not affiliated with any party hired by the sponsor or any underwriter to perform, pre-closing due diligence work on the trust student loans.

[_____] has served as an asset representations reviewer on over ___ transactions involving [asset classes to be specified.] [has no prior experience serving as an asset representations reviewer [for FFELP student loans] but has performed pre-closing due diligence work [on FFELP student loans] [for other asset classes] which required _____ to assess compliance with eligibility representations]. [Note, description of the asset representations reviewer's business will be added as supplied by the entity.]

[_____] has provided the information in the immediately prior paragraph. Other than the immediately prior paragraph, [_____] has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

Fees

The asset representations reviewer will receive as compensation an amount equal to [$_____ per [annum[, payable on the [____] distribution date of each year, starting in 20[__]]] [month] in [arrears] [advance]]. Such amount will be payable by the trust, subject to an Annual ARR Fee Cap, as described under "*Description of the Notes—Distributions—Distributions from the Collection Account*" and "*—Distributions*

Following an Event of Default and Acceleration of the Maturity of the Notes" in this prospectus.

In addition, if the asset representations reviewer is engaged to perform a review of certain trust student loans, the asset representations reviewer will be entitled to a fee of $_____ per test completed with respect to each reviewed loan. Such amount will be payable by the trust, subject to an Annual ARR Fee Cap, as described under "*Description of the Notes—Distributions—Distributions from the Collection Account*" and "*—Distributions Following an Event of Default and Acceleration of the Maturity of the Notes*" in this prospectus.

Resignation

The asset representations reviewer may resign at any time, in which event the administrator will work to appoint a successor. In addition, the administrator may remove the asset representations administrator for cause if, in the reasonable determination of the administrator, the asset representations reviewer has not or cannot fulfil its duties as set forth in the asset representations reviewer agreement. In all such cases, the indenture trustee must approve any successor asset representations reviewer appointed by the administrator. The asset representations review agreement will provide that any resignation or removal of the asset representations reviewer will become effective only when the successor asset representations reviewer has accepted its appointment. The asset representations reviewer is [not] contractually obligated to pay all costs and expenses incurred in the transfer of its duties. To the extent expenses incurred in connection with the replacement of the asset representations reviewer are not paid by the asset representations reviewer that is being replaced, the trust will be responsible for the payment of such expenses. Any resignation, removal, replacement or substitution of the asset representations reviewer, or the appointment of a new asset representations reviewer, will be reported by the administrator in the Form 10-D for the related collection period, together with a description of the circumstances surrounding the change and, if applicable, information regarding the new asset representations reviewer.

Indemnity

The asset representations reviewer will not be personally liable for any actions or omissions that were not the result of its own willful misconduct, fraud, bad faith or negligence. The asset representations reviewer will be entitled to be indemnified by the trust under "*Description of the Notes—Distributions—Distributions from the Collection Account*" in this prospectus for all costs, expenses, losses, damages and liabilities resulting from the performance of its obligations under the asset representations review agreement (including the costs and expenses of defending itself against any loss, damage or liability), but excluding any cost, expense, loss, damage or liability resulting from (i) the asset representations reviewer's willful misconduct, fraud, bad faith or negligence or (ii) the asset representations reviewer's breach of any of its representations or warranties in the asset representations review agreement. Upon the occurrence of an event of default the asset representations reviewer will be entitled to

receive all such amounts owed from cashflow on the trust student loans prior to any amounts being distributed to the noteholders.

Dispute Resolution

The administration agreement provides that if the owner trustee, the indenture trustee or a noteholder requests the depositor or the related seller to repurchase an asset as a result of an alleged breach of certain representations, warranties and covenants as described under "*Transfer Agreements—Sale of Student Loans to the Trust; Representations and Warranties of the Depositor*" or "*Transfer Agreements— Purchase of Student Loans by the Depositor; Representations and Warranties of the Sellers*", as applicable, in this prospectus, and the request has not been resolved by the end of 180 days of the receipt of notice of such party's request by the appropriate party, then the party submitting the repurchase request has the right to refer the matter, at its discretion, to either mediation (including non-binding arbitration) or binding third-party arbitration held in New York, New York, on the following terms.

The administrator will direct the indenture trustee to notify the investors of the end of the 180 day period through the next related Form 10-D filing. The requesting party will provide notice of its choice to mediate or arbitrate to the appropriate party within 30 days of the delivery of such notice.

JAMS, an organization of alternative dispute resolution services ("JAMS"), will administer any mediation (including any non-binding arbitration) pursuant to its mediation procedures in effect on the date of the transfer and servicing agreement. The mediator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney specializing in commercial litigation with at least 15 years of experience, and will be appointed from a list of neutrals maintained by JAMS. Upon being supplied a list of at least ten potential mediators by JAMS, each party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential mediators in order of preference. JAMS will select the mediator from the remaining attorneys on the list respecting the preference choices of the parties to the extent possible. The parties will use commercially reasonable efforts to begin the mediation within 30 days of the selection of the mediator and to conclude the mediation within 60 days of the start of the mediation. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation.

Any binding arbitration will be administered by the American Arbitration Association (the AAA) pursuant to its commercial arbitration rules and mediation procedures in effect on the date of the transfer and servicing agreement. The panel will consist of three members. One arbitrator will be appointed by the requesting party within five business days of its notice selecting binding arbitration, one arbitrator will be appointed by the depositor or seller, as applicable, within five business days of the requesting party's appointment, and one arbitrator (who will preside over the panel) will be chosen by the two party-appointed arbitrators within five business days of the second appointment. If any party fails to appoint an arbitrator or the two party-appointed arbitrators fail to appoint the third within the required time periods, then the

appointments will be made by AAA. Each arbitrator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney specializing in commercial litigation with at least 15 years of experience. Each arbitrator will be independent and impartial and will abide by the AAA's code of ethics for arbitrators in commercial disputes in effect as of the date of the transfer and servicing agreement. Before accepting an appointment, each arbitrator must disclose any circumstances likely to create a reasonable inference of bias or conflict of interest or likely to preclude completion of the hearings within the prescribed time schedule. Any arbitrator may be removed by AAA for cause consisting of actual bias, conflict of interest or other serious potential for conflict.

After consulting with the parties, the panel will devise procedures and deadlines for the arbitration, to the extent not already agreed to by the parties, with the goal of expediting the proceeding and completing the arbitration within 90 days. The arbitral panel will have the authority to schedule, hear, and determine any and all motions in accordance with New York law, and will do so on the motion of any party. Unless otherwise agreed by the parties, each party to the arbitration will be presumptively limited to [5] party witness depositions, [15] interrogatories, [15] document requests and [15] requests for admissions, though the panel will have the ability to grant additional discovery based on a determination of good cause after a showing that additional discovery is reasonable and necessary.

The panel will make its final determination no later than 120 days after appointment. The panel will not have the power to award punitive damages or consequential damages. The panel will determine and award the costs of the arbitration and reasonable attorneys' fees to the parties as determined by the panel in its reasonable discretion. The determination will be final and non-appealable and may be enforced in any court of competent jurisdiction. **By selecting binding arbitration, the selecting party will give up the right to sue in court, including the right to a trial by jury**. No person may bring a putative or certified class action to arbitration.

Investor Communications

The administrator has agreed in the transfer and servicing agreements to include in the Form 10-D for any collection period any request received during that collection period from a noteholder to communicate with other noteholders regarding exercising their rights under the terms of the transaction agreements. If the requesting noteholder is a record holder of notes, no further verification of ownership will be required. If the requesting noteholder is not a record holder of notes, then the indenture trustee may require a written certification, with a copy to the administrator, from the noteholder that it is a beneficial owner of notes in the form required by the [indenture], together with one of the following additional forms of documentation of the noteholder's beneficial ownership interest in notes:

- a trade confirmation,

- an account statement,

- a letter from a broker dealer that is acceptable to the administrator, or

- any other form of documentation that is acceptable to the administrator.

On receipt of a communication request, the administrator will include in the Form 10-D filed in the next month the following information:

- a statement that the trust has received a communication request,

- the date the request was received,

- the name of the requesting noteholder,

- a statement that the requesting noteholder is interested in communication with other noteholders about the possible exercise of rights under the transaction documents, and

- a description of the method by which the other noteholders may contact the requesting noteholder.

The administrator is not required to include any additional information in the Form 10-D, and is required to disclose a noteholder's request to communicate with other noteholders only where the communication relates to a noteholder exercising its rights under the transaction agreements.

In addition, with respect to an asset representations review following the occurrence of a Rejected Guaranty Claims Trigger Event and receipt of direction from sufficient Requesting Noteholders, the related the Form 10-D will also specify the date (not earlier than [30] days from the date of such Form 10-D filing) that will be the date that will be used to calculate whether sufficient Directing Noteholders have cast affirmative votes to direct that the asset representations reviewer commence a review of the trust student loans as described above under "—*Asset Representations Review*" in this prospectus.

THE INDENTURE

The notes will be issued under and secured by an indenture entered into by the trust, the indenture trustee and the eligible lender trustee.

Modification of Indenture

Without the consent of any noteholders but with prior notice to the rating agencies then rating the notes, the issuing entity and the indenture trustee, may enter into one or more indentures supplemental hereto for any of the following purposes:

- to correct or amplify the description of any property at any time subject to the lien of the indenture, or better to assure, convey and confirm unto the indenture trustee any property subject or required to be subjected to the

lien of the indenture, or to subject to the lien of the indenture any additional property;

- to evidence the succession of another person to the issuing entity, and the assumption by any such successor of the covenants of the issuing entity in the indenture and in the notes;

- to add to the covenants of the issuing entity for the benefit of the noteholders or to surrender any right or power herein conferred upon the issuing entity;

- to convey, transfer, assign, mortgage or pledge any additional property to the indenture trustee;

- to cure any ambiguity, to correct or supplement any provision in the indenture which may be inconsistent with any other provision of the indenture; provided that such action shall not materially adversely affect the interests of the noteholders;

- to modify, eliminate or add to the provisions of the indenture to such extent as shall be necessary to effect the qualification of this indenture under the trust indenture act or under any similar federal statute later enacted and to add to the indenture such other provisions as may be expressly required by the trust indenture act; or

- to correct any manifest error in the terms of the indenture as compared to the terms expressly set forth in this prospectus.

With the consent of the holders of a majority of the notes, the indenture trustee and trust, may execute a supplemental indenture to add, change or eliminate any provisions of the indenture or to modify the rights of such noteholders. However, without the consent of the holder of each affected note, no supplemental indenture will:

- change the date of payment of any installment of principal of or interest on any note, or reduce the principal amount thereof, the interest rate thereon or the redemption price with respect thereto, change the provisions of the indenture relating to the application of collections on, or the proceeds of the sale of, the trust estate to payment of principal of or interest on the notes, or change any place of payment where, or the coin or currency in which, any note or the interest thereon is payable or impair the right to institute suit for the enforcement of the provisions of the indenture requiring the application of funds available therefor to the payment of any such amount due on the notes on or after the respective due dates thereof (or, in the case of redemption, on or after the redemption date);

- reduce the percentage of the outstanding amount of the notes, the consent of the noteholders of which is required for any such supplemental

indenture, or the consent of the noteholders of which is required for any waiver of compliance with certain provisions of the indenture or certain defaults thereunder and their consequences provided for in the indenture;

- modify or alter the provisions of the proviso to the definition of the term "Outstanding";

- reduce the percentage of outstanding notes whose holders must consent to any supplemental indenture;

- reduce the percentage of outstanding notes whose holders must consent to a sale or liquidation of the trust student loans if the proceeds of the sale would be insufficient to pay the principal amount and accrued interest on the notes;

- modify the provisions of the indenture which specify the applicable percentages of principal amount of notes necessary to take specified actions except to increase these percentages or to specify additional provisions;

- modify any of the provisions of the indenture to affect the calculation of interest or principal due on any note on any distribution date or to affect the rights of the noteholders to the benefit of any provisions for the mandatory redemption of the notes; or

- permit the creation of any lien ranking prior or equal to the lien of the indenture on any of the collateral for that series or, except as otherwise permitted or contemplated in that indenture, terminate the lien of the indenture on any collateral or deprive the holder of any note of the security afforded by that lien.

In addition, the trust and the indenture trustee may enter into supplemental indentures with the consent of all affected noteholders for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the indenture or of modifying in any manner the rights of the affected noteholders, so long as such action will not, as determined in an opinion of counsel of the trust delivered to the indenture trustee, adversely affect in any material respect the interest of any noteholder whose consent has not been obtained.

Events of Default; Rights Upon Event of Default

An "event of default" under the indenture will consist of the following:

- a default for five business days or more in the payment of any interest on any [note] [senior note] after it is due and payable; [provided that, for the avoidance of doubt, failure to pay interest on the class B notes due to

insufficient Available Funds shall not be an event of default so long as any of the class A notes are then outstanding;]

- a default in the payment of the principal of any note at maturity;

- a default in the performance of any covenant or agreement of the trust in the indenture, or a material breach of any representation or warranty made by the trust in the indenture or in any certificate, if the default or breach has a material adverse effect on the holders of the notes and is not cured within 30 days after notice by the indenture trustee or by holders of at least 25% in principal amount of the outstanding [notes] [senior notes]; or

- the occurrence of an insolvency event involving the trust.

The amount of principal required to be distributed to holders of the notes on any distribution date will generally be limited to amounts available after payment of interest and all other prior obligations of the trust. Therefore, the failure to pay principal on a class of notes generally will not result in the occurrence of any event of default until the final scheduled distribution date for that class of notes.

If an event of default occurs and is continuing, the indenture trustee or holders of a majority of the outstanding [senior] notes, may declare the principal of those notes to be immediately due and payable. This declaration may, under certain circumstances, be rescinded by the holders of a majority of the outstanding [senior] notes.

If the notes have been declared to be due and payable following an event of default, the indenture trustee may, in its discretion,

- exercise remedies as a secured party against the trust student loans and other assets of the trust that are subject to the lien of the indenture;

- sell the trust student loans and other assets of the trust; or

- elect to have the trustee or eligible lender trustee, as applicable, maintain ownership of the trust student loans and continue to apply collections on them as if there had been no declaration of acceleration.

However, the indenture trustee may not sell the trust student loans and other properties following an event of default, other than a default in the payment of any principal at maturity or a default for five days or more in the payment of any interest, unless:

- the holders of all the outstanding [senior] notes consent to the sale;

- the proceeds of the sale are sufficient to pay in full the principal and accrued interest on the outstanding [senior] notes, at the date of the sale; or

- the indenture trustee determines that the collections would not be sufficient on an ongoing basis to make all payments on the notes as the payments would have become due if the notes had not been declared due and payable, and the indenture trustee obtains the consent of the holders of 66 2/3% of the outstanding [senior] notes.

[Such a sale also requires the consent of the holders of a majority of the outstanding subordinate notes, if applicable, unless the proceeds of a sale would be sufficient to discharge all unpaid amounts on such subordinate notes.]

Subject to the provisions of the indenture relating to the duties of the indenture trustee, if an event of default occurs and is continuing, the indenture trustee will be under no obligation to exercise any of its rights or powers at the request or direction of any of the holders of the notes, if the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which it might incur in complying with their request. Subject to the provisions for indemnification and limitations contained in the indenture, the holders of a majority of the outstanding notes of a given series will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the indenture trustee and may, in certain cases, waive any default, except a default in the payment of principal or interest or a default under a covenant or provision of the indenture that cannot be modified without the waiver or consent of all the holders of outstanding notes.

No holder of notes will have the right to institute any proceeding with respect to the indenture, unless:

- the holder previously has given to the indenture trustee written notice of a continuing event of default;

- the holders of not less than 25% of the outstanding notes (or senior notes, if applicable), have requested in writing that the indenture trustee institute a proceeding in its own name as indenture trustee;

- the holder or holders have offered the indenture trustee reasonable indemnity;

- the indenture trustee has for 60 days after receipt of notice failed to institute the proceeding; and

- no direction inconsistent with the written request has been given to the indenture trustee during the 60-day period by the holders of a majority of the outstanding notes, or senior notes, if applicable.

In addition, the indenture trustee and the noteholders will covenant that they will not at any time institute against the trust any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

The indenture trustee, each seller, the depositor, the administrator, the servicer, the trustee or eligible lender trustee, as applicable, in its individual capacity, the noteholders and their owners, beneficiaries, agents, officers, directors, employees, successors and assigns will not be liable for the payment of the principal of or interest on the notes or for the agreements of the trust contained in the indenture.

Certain Covenants

The indenture will provide that the trust may not consolidate with or merge into any other entity, unless:

- the entity formed by or surviving the consolidation or merger is organized under the laws of the United States, any state or the District of Columbia;

- the surviving entity expressly assumes the trust's obligation to make due and punctual payments on the notes and the performance or observance of every agreement and covenant of the trust under the indenture;

- no default will occur and be continuing immediately after the merger or consolidation;

- the trust has been advised that the ratings then applicable to the notes would not be reduced or withdrawn as a result of the merger or consolidation;

- any action that is necessary to maintain the lien and security interest created by the indenture shall have been taken; and

- the trust has received opinions of federal and Delaware tax counsel that the consolidation or merger would have no material adverse U.S. federal or Delaware state tax consequences to the trust or to any holder of the notes.

The trust will not:

- except as expressly permitted by the indenture, the transfer and servicing agreements or other related documents, sell, transfer, exchange or otherwise dispose of any of the assets of that trust;

- claim any credit on or make any deduction from the principal and interest payable on notes of the series, other than amounts withheld under the Internal Revenue Code or applicable state law, or assert any claim against any present or former holder of notes because of the payment of taxes levied or assessed upon the trust;

- except as contemplated by the indenture and the related documents, dissolve or liquidate in whole or in part;

- permit the validity or effectiveness of the indenture to be impaired or permit any person to be released from any covenants or obligations under the indenture, except as expressly permitted by the indenture; or

- permit any lien, charge or other encumbrance to be created on the assets of the trust, except as expressly permitted by the indenture and the related documents.

The trust may not engage in any activity other than as specified under "*Formation of the Trust—The Trust*" in this prospectus. In addition, no trust will incur, assume or guarantee any indebtedness other than indebtedness evidenced by the notes and the indenture, except as permitted by the indenture and the related documents.

Indenture Trustee's Annual Report.

The indenture trustee will be required to mail all noteholders a brief annual report relating to, among other things, any changes in its eligibility and qualification to continue as the indenture trustee under the indenture, any amounts advanced by it under the indenture, the amount, interest rate and maturity date of indebtedness owing by the trust to the indenture trustee in its individual capacity, the property and funds physically held by the indenture trustee as such and any action taken by it that materially affects the notes and that has not been previously reported.

Satisfaction and Discharge of Indenture

An indenture will be satisfied and discharged when the indenture trustee has received for cancellation all of the notes or, with certain limitations, when the indenture trustee receives funds sufficient for the payment in full of all of the notes.

The Indenture Trustee

_____, a _____ banking [corporation] [association] is the indenture trustee. The indenture trustee is located at _____. The indenture trustee will act on behalf of the noteholders and represent their interests in the exercise of their rights under the indenture.

The indenture trustee may resign at any time, in which event the eligible lender trustee or trustee, as the case may be, must appoint a successor. The eligible lender trustee or trustee, as the case may be, may also remove any indenture trustee that ceases to be eligible to continue as a trustee under the indenture or if the indenture trustee becomes insolvent. In those circumstances, the eligible lender trustee or trustee, as the case may be, must appoint a successor trustee. Any resignation or removal of the indenture trustee for any series will become effective only when the successor indenture trustee has accepted its appointment. To the extent expenses incurred in connection with the replacement of an indenture trustee are not paid by the indenture trustee that is being replaced, the depositor will be responsible for the payment of such expenses.

The indenture trustee will not be personally liable for any actions or omissions that were not the result of its own bad faith, fraud, willful misconduct or negligence. The indenture trustee will be entitled to be indemnified by the administrator (at the direction of the issuing entity) for any loss, liability or expense (including reasonable attorneys' fees) incurred by it in connection with the performance of its duties under the indenture and the other transaction agreements. Upon the occurrence of an event of default, and in the event the administrator fails to reimburse the indenture trustee, the indenture trustee will be entitled to receive all such amounts owed from cashflow on the trust student loans prior to any amounts being distributed to the noteholders.

Book-Entry Registration

Investors in notes in book-entry form may, directly or indirectly, hold their notes through DTC in the United States or, if so provided in this prospectus, through **Clearstream, Luxembourg** or **Euroclear**.

Cede & Co., as nominee for DTC, will hold one or more global notes. Unless this prospectus provides otherwise, Clearstream, Luxembourg and Euroclear will hold omnibus positions on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and Euroclear's names on the books of their respective depositories, which in turn will hold these positions in the depositories' names on the books of DTC. Transfers between DTC participants will occur in accordance with DTC rules. Transfers between Clearstream, Luxembourg participants and Euroclear participants will occur in accordance with their applicable rules and operating procedures.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg participants or Euroclear participants, on the other, will be effected at DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depository; however, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg participants and Euroclear participants may not deliver instructions directly to the depositaries.

Because of time-zone differences, credits of securities received in Clearstream, Luxembourg or Euroclear as a result of a transaction with DTC participants will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Credits for any transactions in the securities settled during this processing will be reported to the relevant Euroclear or Clearstream, Luxembourg participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of securities by or through a Clearstream, Luxembourg participant or a Euroclear participant to a DTC participant will be received

with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC. For additional information regarding clearance and settlement procedures for the securities, and for information on tax documentation procedures relating to the securities, see "*Appendix B—Global Clearance, Settlement and Tax Documentation Procedures*" in this prospectus.

DTC is a limited purpose trust company organized under the laws of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC was created to hold securities for its participating organizations and to facilitate the clearance and settlement of securities transactions between those participants through electronic book-entries, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations, including Euroclear and Clearstream, Luxembourg. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Securityholders that are not participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, securities held through DTC may do so only through participants and indirect participants. Securityholders will receive all distributions of principal and interest from the indenture trustee or the trustee or eligible lender trustee, as applicable, through participants and indirect participants. Under a book-entry format, securityholders may experience some delay in their receipt of payments, since payments will be forwarded by the trustee to DTC's nominee. DTC will forward those payments to its participants, which will forward them to indirect participants or securityholders. Securityholders will not be recognized by the trustee as noteholders under the indenture or trust agreement, as applicable, and securityholders will be permitted to exercise the rights of securityholders only indirectly through DTC and its participants.

Under the rules, regulations and procedures creating DTC and affecting its operations, DTC is required to make book-entry transfers of securities among participants on whose behalf it acts with respect to the securities and to receive and transmit principal and interest payments on the securities. Participants and indirect participants with which securityholders have accounts with respect to the securities are likewise required to make book-entry transfers and receive and transmit payments of principal and interest on the securities on behalf of their customers. Accordingly, although securityholders will not possess securities, the DTC rules provide a mechanism by which participants will receive payments and will be able to transfer their interests.

Because DTC can only act on behalf of participants, which in turn act on behalf of indirect participants, the ability of a securityholder to pledge securities to persons or entities that do not participate in the DTC system, or to otherwise act with respect to the

securities, may be limited since securityholders will not possess physical certificates for their securities.

DTC has advised us that it will take any action that a securityholder is permitted to take under the indenture or trust agreement, only at the direction of one or more participants to whose DTC accounts the securities are credited. DTC may take conflicting actions on undivided interests to the extent that those actions are taken on behalf of participants whose holdings include undivided interests.

Except as required by law, neither the administrator nor the trustee for any trust will have any liability for the records relating to payments or the payments themselves, made on account of beneficial ownership interests of the securities held by DTC's nominee, or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

Clearstream, Luxembourg is organized under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participants and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg participants through electronic book-entry changes in accounts of Clearstream, Luxembourg participants. Thus, the need for physical movement of certificates is eliminated. Transactions may be settled in Clearstream, Luxembourg in numerous currencies, including United States dollars. Clearstream, Luxembourg provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg participant, either directly or indirectly.

The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may be settled in numerous currencies, including United States dollars. The Euroclear System includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above. The Euroclear System is operated by Euroclear Bank, S.A./N.V.

All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the

Euroclear operator. Euroclear participants include banks, central banks, securities brokers and dealers and other professional financial intermediaries. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law. These govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to securities held through Clearstream, Luxembourg or Euroclear will be credited to the cash accounts of Clearstream, Luxembourg participants or Euroclear participants in accordance with the relevant system's rules and procedures, to the extent received by its depositary. These distributions will be subject to tax reporting in accordance with relevant United States tax laws and regulations. See "*U.S. Federal Income Tax Consequences*" in this prospectus. Clearstream, Luxembourg or the Euroclear operator, as the case may be, will take any other action permitted to be taken by a securityholder under the agreement on behalf of a Clearstream, Luxembourg participant or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary's ability to effect these actions on its behalf through DTC.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to these procedures to facilitate transfers of securities among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform these procedures. The procedures may therefore be discontinued at any time.

Definitive Notes

The notes will be issued in fully registered, certificated form to noteholders or their nominees, rather than to DTC or its nominee, only if:

- the administrator advises the indenture trustee in writing that DTC is not willing or able to discharge its responsibilities as depository for the notes and the administrator is unable to locate a successor;

- the administrator, at its option, elects to terminate the book-entry system through DTC; or

- after the occurrence of an event of default, a servicer default or an administrator default, investors holding a majority of the outstanding principal balance of the notes, advise the trustee through DTC in writing

that the continuation of a book-entry system through DTC or a successor is no longer in the best interest of the holders of these notes.

Upon the occurrence of any event described in the bullets above, the indenture trustee will be required to notify all applicable noteholders, through DTC participants, of the availability of definitive notes. When DTC surrenders the definitive notes, the trustee will reissue to the noteholders the corresponding notes as definitive notes upon receipt of instructions for re-registration. From then on, payments of principal and interest on the definitive notes will be made by the trustee, in accordance with the procedures set forth in the indenture or trust agreement, directly to the holders of definitive notes in whose names the definitive notes were registered at the close of business on the applicable record date specified in this prospectus. Payments will be made by check mailed to the address of each holder as it appears on the register maintained by the trustee.

However, the final payment on any definitive note will be made only upon presentation and surrender of that definitive note at the office or agency specified in the notice of final distribution.

Definitive notes will be transferable and exchangeable at the offices of the trustee or of a registrar named in a notice delivered to holders of definitive notes. No service charge will be imposed for any registration of transfer or exchange, but the trustee may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed.

List Of Noteholders

The [indenture] will require the [administrator (on behalf of the issuing entity)] to include on the next related filing on Form 10-D any request received from a confirmed investor to communicate with other investors, including the name of the requesting investor, the date the request was received and a description of the method by which other investors may make contact with such requesting investor. See, "*Description of the Notes—Investor Communications*" in this prospectus.

In addition to the foregoing, and separately from the requirement to include a request to communicate in a Form 10-D, holders of the notes of a series evidencing at least 25% of the outstanding notes may, by written request to the indenture trustee, obtain a list of all noteholders for communicating directly with other noteholders regarding any of their rights under the indenture or under the notes. The indenture trustee may elect not to give the noteholders access to the list if it agrees to mail the desired communication or proxy, for and at the expense of the requesting noteholders, to all noteholders of that series. Three or more noteholders or one or more holders of notes of that series evidencing at least 25% of the notes balance of those notes may, by written request to the trustee or eligible lender trustee, as applicable, obtain access to the list of all noteholders for the purpose of communicating with other noteholders regarding any of their rights under the trust agreement or under the notes.

[Voting Rights For Notes Owned By Transaction Parties]

[The depositor, the sponsor or its majority-owned affiliate may hold certain notes to satisfy the credit risk retention rules. See "*Credit Risk Retention*" in this prospectus for a description of the requirements and any notes being held by the depositor, the sponsor or its majority-owned affiliate in accordance therewith. All notes held to satisfy such rules shall have all rights to receive payment as any other notes of the same class. For so long as such notes are held by the depositor, the sponsor or its majority-owned affiliate, as applicable, to satisfy the credit risk retention rules, such notes will not, however, have any voting or consent rights of noteholders under the indenture or any other transaction document and such notes shall not be counted as outstanding for purposes of determining whether a particular percentage of notes has voted or consented on any matter. Any subsequent holder of such notes would possess all voting and consent rights applicable to such class or classes of notes.] [INCLUDE IF CREDIT RISK RETENTION SATISFIED WITH ELIGIBLE VERTICAL INTEREST OPTION OR COMBINATION VERTICAL AND HORIZONTAL INTEREST OPTION]

CERTAIN LEGAL ASPECTS OF THE STUDENT LOANS

Transfer Of Student Loans

Each seller intends that the transfer of the student loans by it to the depositor will constitute a valid sale and assignment of those loans, which sale is perfected automatically without the filing of any financing statements under the Uniform Commercial Code. We intend that the transfer of the student loans by the depositor to the trustee or eligible lender trustee, as applicable, on behalf of the trust will also constitute a valid sale and assignment of those loans, which sale is perfected automatically without the filing of any financing statements. Nevertheless, if the transfer of the student loans by a seller to the depositor, or the transfer of those loans by us to the eligible lender trustee or trustee, as applicable, is deemed to be an assignment of collateral as security for a debt, then a security interest in the student loans to secure repayment of the debt may be perfected by the filing of a notice of the security interest in the manner provided by the applicable Uniform Commercial Code, or the UCC as it is commonly known, for perfection of security interests in accounts.

Accordingly:

- A financing statement or statements covering the student loans naming each seller, as seller/debtor, will be filed under the UCC to protect the interest of the depositor in the event that the transfer by that seller is deemed to be an assignment of collateral as security; and

- A financing statement or statements covering the trust student loans naming the depositor, as seller/debtor, will also be filed under the UCC to protect the interest of the trustee or eligible lender trustee, as applicable, in the event that the transfer by the depositor is deemed to be an assignment of collateral as security.

If the transfer of the student loans is deemed to be an assignment as security for the benefit of the depositor or a trust, there are limited circumstances under the UCC in which prior or subsequent transferees of student loans could have an interest in the student loans with priority over the trustee's or eligible lender trustee's, as the case may be, interest. A tax or other government lien on property of the seller or us arising before the time a student loan comes into existence may also have priority over the interest of the depositor or the trustee or the eligible lender trustee, as applicable, in the student loan. Under the purchase agreement and sale agreement, however, each seller or the depositor, as applicable, will warrant that it has transferred the student loans to the depositor or the trustee or the eligible lender trustee, as applicable, free and clear of the lien of any third-party. In addition, each seller and the depositor each will covenant that it will not sell, pledge, assign, transfer or grant any lien on any student loan held by a trust or any interest in that loan other than to the depositor or the trustee or the eligible lender trustee, as applicable. The administrator will be required to maintain the perfected security interest status by filing all requisite continuation statements.

Under the servicing agreement, the servicer (and/or each subservicer under the related subservicing agreement, if applicable) as custodian will have custody of the promissory notes evidencing the student loans. Although the records of each seller, the depositor and the servicer (and/or each subservicer, if applicable) will be marked to indicate the sale and although, each seller and the depositor will cause UCC financing statements to be filed with the appropriate authorities, the student loans will not be physically segregated, stamped or otherwise marked to indicate that the student loans have been sold to the depositor and to the trustee or the eligible lender trustee, as applicable.

Consumer Protection Laws

Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon lenders and servicers involved in consumer finance. Also, some state laws impose finance charge ceilings and other restrictions on consumer transactions and require contract disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon lenders who fail to comply with their provisions. The requirements generally do not apply to federally sponsored student loans. The depositor or a trust, however, may be liable for violations of consumer protection laws that apply to the student loans, either as assignee from a seller or the depositor or as the party directly responsible for obligations arising after the transfer. For a discussion of a trust's rights if the student loans were not originated or serviced in compliance in all material respects with applicable laws, see "*Transfer Agreements—Sale of Student Loans to the Trust; Representations and Warranties of the Depositor*" and "*Servicing and Administration— Servicer Covenants*" in this prospectus.

Loan Origination And Servicing Procedures Applicable To Student Loans

The Higher Education Act, including the implementing regulations, imposes specific requirements, guidelines and procedures for originating and servicing federally

sponsored student loans. Generally, those procedures require that (1) completed loan applications be processed, (2) a determination of whether an applicant is an eligible borrower under applicable standards be made, including a review of a financial need analysis, (3) the borrower's responsibilities under the loan be explained to him or her, (4) the promissory note evidencing the loan be executed by the borrower and (5) the loan proceeds be disbursed in a specified manner by the lender. After the loan is made, the lender must establish repayment terms with the borrower, properly administer deferments and forbearances and credit the borrower for payments made on the loan. If a borrower becomes delinquent in repaying a loan, a lender or its servicing agent must perform collection procedures, primarily telephone calls and demand letters, which vary depending upon the length of time a loan is delinquent.

The servicer will perform collection and servicing procedures on behalf of the trusts. In performing these functions, the servicer will be required to service and collect loans in the same manner as substantially similar loans owned by Navient CFC and its affiliates. Failure of the servicer to follow these procedures or failure of the originator of the loan to follow procedures relating to the origination of the student loans could result in adverse consequences. Any failure could result in the U.S. Department of Education's refusal to make reinsurance payments to the guarantors or to make interest subsidy payments or special allowance payments to the eligible lender trustee.

The servicer will perform collection and servicing procedures on behalf of the trust. In performing these functions, the servicer will be required to service and collect loans in the same manner as substantially similar loans owned by Navient CFC and its affiliates. Failure of the servicer to follow these procedures or failure of the originator of the loan to follow procedures relating to the origination of the student loans could result in adverse consequences.

Student Loans Generally Not Subject To Discharge In Bankruptcy

FFELP loans made for qualified education expenses are generally not dischargeable by a borrower in bankruptcy under the United States Bankruptcy Code, unless excepting this debt from discharge will impose an undue hardship on the debtor and the debtor's dependents.

Dodd-Frank Act—Potential Applicability And Orderly Liquidation Authority Provisions

General. On July 21, 2010, President Obama signed into law the Dodd-Frank Act which, among other things, gives the FDIC authority to act as receiver of certain bank holding companies, financial companies and their respective subsidiaries (other than an insured depository institution) in specific situations under its Orderly Liquidation Authority (the "OLA") provisions. The proceedings, standards, powers of the receiver and many other substantive provisions of the OLA differ from those of the **United States Bankruptcy Code** in several respects. To the extent those differences may affect Navient, the sponsor and their affiliates, they are discussed in this section below. In addition, because the OLA provisions of the Dodd-Frank Act remain subject to

clarification through FDIC regulations and have yet to be applied by the FDIC in any receivership, it is unclear what impact these provisions will have on any particular company, including Navient, the sponsor, the depositor, any seller, any issuing entity, the servicer, the administrator, or any of their respective creditors.

Potential Applicability to Navient, the Sponsor and their Affiliates. The Dodd-Frank Act creates uncertainty as to whether certain companies may be subject to liquidation in a receivership under the OLA in addition to bankruptcy proceedings under the United States Bankruptcy Code. For a company to become subject to the OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that such company is in default or in danger of default (that is, such company is or is likely to be in bankruptcy, has incurred losses that will deplete all or substantially all of its capital, is insolvent, or is unable to pay its obligations when due), that the company's failure and its resolution under the United States Bankruptcy Code "would have serious adverse effects on financial stability in the United States," that an OLA proceeding would mitigate these adverse effects, and that no viable private sector alternative is available to prevent the default of the company.

If the OLA is determined to apply to Navient or the sponsor as a covered financial company, the applicable issuing entity, the depositor, Navient CFC or any other seller, the servicer or the administrator as a "covered subsidiary" of Navient or the sponsor could also be determined to be a "covered financial company." For an issuing entity, the depositor, Navient CFC or any other seller, the servicer or the administrator to be subject to receivership under the OLA as a "covered financial company" (1) the FDIC would have to be appointed as receiver for Navient or the sponsor, as applicable, under the OLA as described above, (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) such covered subsidiary is in default or in danger of default (that is, such company is likely to be in bankruptcy, has incurred losses that will deplete all or substantially all of its capital, is insolvent, or is unable to pay its obligations when due), (b) appointment of the FDIC as receiver of such covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States, and (c) such appointment would facilitate the orderly liquidation of Navient or the sponsor, as applicable. To mitigate the likelihood that an issuing entity, the depositor, Navient CFC or any other seller, the servicer or the administrator would be subject to the OLA, no issuing entity intends to issue non-investment grade debt and the depositor, Navient CFC or any other seller, the servicer and the administrator will not issue any debt. Moreover, each issuing entity will own a relatively small amount of the student loans originated by Navient CFC or any other seller and serviced by the servicer, and each issuing entity, the depositor, Navient CFC or any other seller, the servicer or the administrator either is or will be structured as a separate legal entity from the sponsor and the other issuing entities sponsored by the sponsor. Notwithstanding the foregoing, because of the novelty of the Dodd-Frank Act and the OLA provisions, the uncertainty surrounding how the Secretary of the Treasury's determination will be made and the fact that such determination would be made in the future under potentially different circumstances, no assurance can be given that the OLA provisions would not apply to Navient, the sponsor or their covered

subsidiaries or, if it were to apply, that the timing and amounts of payments to the noteholders would not be less favorable than under the United States Bankruptcy Code.

FDIC's Repudiation Power Under the OLA. Under the OLA, if the FDIC were appointed receiver of Navient, the sponsor or a covered subsidiary, including the applicable issuing entity or the depositor, the FDIC would have various powers, including the power to repudiate any contract to which Navient, the sponsor or such covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome to the estate and that repudiation would promote the orderly administration of Navient's, the sponsor's or such covered subsidiary's affairs, as applicable.

In January 2011, the Acting General Counsel of the FDIC issued an advisory opinion (the "January 2011 Opinion") confirming, among other things, its intended application of the FDIC's repudiation power under OLA. In the January 2011 Opinion, the Acting General Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the Acting General Counsel was of the opinion that the FDIC as receiver for a covered financial company (as defined in the Dodd-Frank Act), which could include Navient, the sponsor or their covered subsidiaries (including the applicable issuing entity or the depositor), cannot repudiate a contract or lease unless it has been appointed as receiver for that entity or the separate existence of that entity may be disregarded under other applicable law. In addition, the Acting General Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, which relates to contracts that are entered into prior to the appointment of a receiver, if the FDIC were to become receiver for a covered financial company, which could include Navient, the sponsor or their covered subsidiaries (including the applicable issuing entity or the depositor), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover or recharacterize as property of that covered financial company or the receivership any asset transferred by that covered financial company prior to the end of the applicable transition period of a regulation, provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the United States Bankruptcy Code. Although the January 2011 Opinion does not bind the FDIC or its Board of Directors, or any court or any other governmental entity, and could be modified or withdrawn in the future, it also states that the Acting General Counsel will recommend that the FDIC Board of Directors incorporate a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. To date, the FDIC has not proposed or adopted any regulations addressing these issues.

The January 2011 Opinion also states that the FDIC anticipates recommending consideration of future regulations related to the Dodd-Frank Act. To the extent any future regulations or subsequent FDIC actions or court rulings in an OLA proceeding involving Navient, the sponsor or their covered subsidiaries (including the applicable issuing entity or the depositor), are contrary to the January 2011 Opinion, payment or

distributions of principal and interest on the notes issued by the applicable issuing entity could be delayed and/or reduced. We will structure the transfers of student loans under the purchase agreements and sale agreements with the intent that they would be characterized as legal true sales under applicable state law and that the student loans would not be included in the related transferor's bankruptcy estate under the United States Bankruptcy Code. If the transfers are so characterized in a FDIC OLA receivership, based on the January 2011 Opinion and other applicable law, the FDIC would not be able to recover the transferred student loans using its repudiation power. However, if the FDIC were to successfully assert that the transfers of student loans were not legal true sales and should instead be characterized as a grant of a security interest to secure a loan, and if the FDIC repudiated those loans, the purchasers of the student loans or the noteholders, as applicable, would have a claim for their "actual direct compensatory damages," which claim would be no less than the initial principal balance of the loan plus interest accrued to the date the FDIC was appointed receiver.

In addition, to the extent that the value of the collateral securing the loan exceeds such amount, the purchaser or the noteholders, as applicable, would also have a claim for any interest that accrued after such appointment at least through the date of repudiation or disaffirmance. In addition, noteholders could suffer delays in payments on their notes even if the FDIC was unsuccessful in challenging that the transfers were not legal true sales or if it ultimately did not repudiate a legal true sale.

Also assuming that the FDIC were appointed receiver of Navient, the sponsor or a covered subsidiary, including the applicable issuing entity or the depositor, under the OLA, the FDIC's repudiation power would extend to continuing obligations of the applicable entity or entities under receivership, as applicable, including any obligation to repurchase student loans for a breach of representation or warranty as well as, with respect to the servicer, its obligation to service the student loans. If the FDIC were to exercise this repudiation power, noteholders would not be able to compel the sponsor or any applicable covered subsidiary to repurchase student loans for a breach of representation and warranty and instead would have a claim for damages in the sponsor's, or that covered subsidiary's, receivership, as applicable, and thus would suffer delays and may suffer losses of payments on their notes. Noteholders would also be prevented from replacing the servicer during the stay. In addition, if the FDIC were to repudiate the sponsor's obligations as servicer, there may be disruptions in servicing as a result of a transfer of servicing to a third-party and noteholders may suffer delays or losses of payments on their notes. In addition, there are other statutory provisions enforceable by the FDIC under which, if the FDIC takes action, payments or distributions of principal and interest on the notes issued by the related issuing entity would be delayed and may be reduced.

In addition, under the OLA, none of the parties to the purchase agreements, sale agreement, servicing agreement, administration agreement or the indenture could exercise any right or power to terminate, accelerate, or declare a default under those contracts, or otherwise affect the sponsor's or a covered subsidiary's rights under those contracts without the FDIC's consent for 90 days after the receiver is appointed. For at least the same period, and possibly longer, the FDIC's consent would also be needed

for any attempt to obtain possession of or exercise control over any property of Navient, the sponsor or of a covered subsidiary. The requirement to obtain the FDIC's consent before taking these actions relating to a covered financial company's or covered subsidiary's contracts or property is comparable to the "automatic stay" under the United States Bankruptcy Code.

If an issuing entity were to become subject to the OLA, the FDIC may repudiate the debt of such issuing entity. In such an event, the noteholders would have a secured claim in the receivership of such issuing entity for "actual direct compensatory damages" as described above, but delays in payments on such series of notes would occur and possible reductions in the amount of those payments could occur. In addition, for a period of at least 90 days after a receiver was appointed, noteholders would be stayed from accelerating the debt or exercising any remedies under the indenture.

CREDIT RISK RETENTION

[None of the depositor, the sponsor or any affiliate is required to retain any interest in the transaction. The credit risk retention rules adopted under Section 15G of the Exchange Act will be effective December 24, 2016 for asset-backed securities collateralized by FFELP loans. As such, on the closing date, no interest in the [excess distribution certificate] [RC certificate] or in any of the notes that are owned by the [sponsor] [servicer] [depositor] [describe affiliate] were retained to satisfy those rules.] [**Note: This is applicable only to transactions that will close before December 24, 2016. On and after such date, the type and amount of credit risk retention interest that will retained by the depositor, the sponsor or a majority-owned affiliate of the sponsor and all other required disclosures will be described in the related prospectus**.]

In October 2014, pursuant to the requirements of the Dodd-Frank Act, the SEC and various federal banking and housing agencies adopted credit risk retention rules for securitizations. The credit risk retention rules in Regulation RR of the Securities Act [will] apply to sponsors of virtually all securitizations (other than synthetic securitizations), whether the asset-backed securities are publicly or privately offered, and [will] permit only limited circumstances in which the required risk retention may be held by an originator or other party rather than the sponsor (or a majority-owned affiliate of the sponsor). The required risk may be retained in one of several forms, including vertical, horizontal, and a combined method, with other methods of risk retention that apply only to specific types of assets or transactions, including transactions collateralized by federally guaranteed student loans. Retained credit risk exposure generally may not be transferred (other than to a sponsor's majority-owned affiliate), hedged, or financed by nonrecourse debt, though there are sunset timeframes under which most of these restrictions will expire. [Either the depositor, the sponsor or a majority-owned affiliate of the sponsor will retain the required economic interest in the credit risk of the receivables in satisfaction of the sponsor's obligations under Regulation RR.] [The precise amount of such economic interest retained, the party retaining such interest and the manner in which it is retained to satisfy Regulation RR

will be described below in "*Summary of Retained Interest*" in accordance with Item 1104(g) of Regulation AB.]

[Note: The related prospectus will also describe any hedge, whether security specific or portfolio, that is materially related to the credit risk of the notes that was entered into by the sponsor, the servicer or any applicable affiliate to offset the retained interest.] [None of the depositor, the sponsor or any applicable majority-owned affiliate of the sponsor has entered into any hedge agreement relating to the assets held to satisfy the credit risk retention rules other than any hedge permitted pursuant to Rule 12 of Regulation RR.]

There [is] [will be] a partial exemption for securitization transactions collateralized by FFELP student loans. A securitization transaction collateralized solely (other than servicing assets) by FFELP loans that are guaranteed as to 100 percent of defaulted principal and accrued interest (generally, loans originated before October 1, 1993) [are] [will be] exempt from the credit risk retention requirements. A securitization transaction collateralized solely (other than servicing assets) by FFELP loans that are guaranteed as to at least 98 percent of defaulted principal and accrued interest (generally, loans originated from October 1, 1993 to July 1, 2006) [will] have a reduced risk retention requirement of 2 percent. A securitization transaction collateralized solely (other than servicing assets) by FFELP loans that are guaranteed as to at least 97 percent of defaulted principal and accrued interest (generally, loans originated from July 1, 2006 to July 1, 2010) [will] have a reduced risk retention requirement of 3 percent. Therefore, for example, if the lowest guaranteed amount for any FFELP loan in a pool is 97 percent, the required risk retention for the transaction [is] [will be] 3 percent – irrespective of how many loans in that pool are 98 percent or 100 percent guaranteed.

[SAMPLE DISCLOSURE TO BE ADDED FOR OFFERINGS AFTER DECEMBER 24, 2016]

Summary Of Retained Interest

[*Combination Vertical and Horizontal Interest Option*]

[We will satisfy the credit risk retention requirements of Regulation RR by [the depositor] [the sponsor] [[_____], a majority-owned affiliate of the sponsor] retaining a combination of an "eligible vertical interest" and an "eligible horizontal residual interest" under Regulation RR. We expect that the percentage of the "eligible vertical interest" and the percentage of the fair value of the "eligible horizontal residual interest" will equal at least [three] [__] percent.] [APPLICABLE PERCENTAGE FOR THAT FFELP POOL TO BE INSERTED] [INCLUDE FOLLOWING DISCLOSURE FOR BOTH ELIGIBLE VERTICAL INTEREST AND ELIGIBLE HORIZONTAL RESIDUAL INTEREST OPTION]

[*Eligible Vertical Interest Option*]

[The retention of [__] percent of each class of notes by [the depositor] [the sponsor] [[_____], a majority-owned affiliate of the sponsor] satisfies the requirements for an "eligible vertical interest" under Regulation RR. The depositor, the

sponsor or a majority-owned affiliate of the sponsor is required to retain this interest until the latest to occur of: (1) [two] years from the closing date, (2) the date the Pool Balance is one-third or less of the Initial Pool Balance, or (3) the date the principal balance of the notes is one-third or less of the original principal balance of such notes. None of the depositor, the sponsor or any of their affiliates may hedge the retained interest during this period. If the percentage of each class of notes retained by [the depositor] [the sponsor] [_____] on the closing date is materially different than [__]%, the sponsor will include the retained percentage in the first distribution report following the closing date.

By retaining the "eligible vertical interest," [the depositor] [the sponsor] [_____] will be a noteholder of [__]% of each class of notes and will be entitled to receive [__]% of all payments of interest and principal made on each class of notes and, if any class of notes incurs losses, will bear [__]% of those losses. Each class of notes retained by the depositor, the sponsor or a majority-owned affiliate of the sponsor as part of the "eligible vertical interest" will have the same terms as all other notes in that class, except that such notes will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other transaction document as described in "*Description of the Notes – Voting Rights For Notes Owned by Transaction Parties*" in this prospectus. The material terms of the notes, and thus of the "eligible vertical interest", are described in "*Description of the Notes*" in this prospectus.]

[*Eligible Horizontal Residual Interest Option*]

[The retention of [[[____]% of] the excess distribution certificate] [the RC certificate] by [the depositor] [the sponsor] [[_____], a majority-owned affiliate of the sponsor] satisfies the requirements for an "eligible horizontal residual interest" under Regulation RR. The fair value of [the excess distribution certificate] [RC certificate] is expected to represent at least [three] [__] percent of the sum of the fair value of the notes and [the excess distribution certificate] [the RC certificate] on the closing date. The depositor, the sponsor or a majority-owned affiliate of the sponsor is required to retain [the excess distribution certificate] [RC certificate] until the latest to occur of: (1) [two] years from the closing date, (2) the date the Pool Balance is one-third or less of the Initial Pool Balance, or (3) the date the principal balance of the notes is one-third or less of the original principal balance of such notes. [The excess distribution certificate being held as the "eligible horizontal residual interest" represents the ownership of the trust and will not bear interest and will not have a principal balance. In general, distributions on the excess distribution certificate will be made only after all of the notes have received all amounts due on a distribution date and the principal balance of the RC certificate has been reduced to zero. Moreover, although the excess distribution certificate does not get written down for losses on the trust student loans because it does not have a principal balance, the excess distribution certificate is in the first loss position because all excess interest which would otherwise be distributable on the excess distribution certificate will be applied first to reduce losses on the trust student loans before any other credit enhancement is applied to prevent or reduce losses on the notes.] [The RC certificate will have a principal balance but will not bear interest.

Distributions, if any, on the RC certificate will be made only after the principal balance of each class of notes has been reduced to zero. The principal balance of the RC certificate will be allocated Realized Losses as such losses are incurred by the trust until the principal balance of such RC certificate is reduced to zero.] See "*Description of the Notes—Distributions*" in this prospectus. For a description of the methodology used for determining fair value of the notes and [the excess distribution certificate][the RC certificate], see "*—Fair Value Methodology For Eligible Horizontal Residual Interest*" below.]

Fair Value Methodology For Eligible Horizontal Residual Interest

[The sponsor determined the fair value of the notes and [the excess distribution certificate] [RC certificate] using a fair value measurement framework under generally accepted accounting principles. Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. In measuring fair value, the use of observable and unobservable inputs and their significance in measuring fair value are reflected in the fair value hierarchy assessment, with Level 1 inputs favored over Level 3 inputs, as follows:

- *Level* 1 – inputs include quoted prices for identical instruments and are the most observable;
- *Level* 2 – inputs include quoted prices for similar instruments and observable inputs such as interest rate and yield curves; and
- *Level* 3 – inputs include data not observable in the market and reflect management judgment about the assumptions market participants would use in pricing the instrument.

Fair Value of Notes

The fair value of the notes is categorized within Level 2 of the hierarchy, reflecting the use of inputs derived for similar instruments. The fair value of the notes is assumed to be equal to the initial principal balance, or par. This reflects the expectation that the final interest rates of the notes will be consistent with the interest rate assumptions below:

Class	Interest Rate
Class A-1 Notes	[__]-month LIBOR plus [__]%
Class A-2A Notes	[__]-month LIBOR plus [__]%
Class A-2B Notes	[__]%
Class A-3 Notes	[__]-month LIBOR plus [__]%
Class B Notes	[__]-month LIBOR plus [__]%

These interest rates are estimated based on recent pricing of similar transactions and market-based expectations for interest rates and credit risk.

Fair Value of [Excess Distribution Certificate] [RC Certificate]

The fair value of [the excess distribution certificate] [RC certificate] is categorized within Level 3 of the fair value hierarchy assessment because the inputs to the fair value calculation are generally not observable. To calculate the fair value of [the excess distribution certificate] [RC certificate], the sponsor uses an internal valuation model. This model projects the anticipated interest and principal payments of the trust student loans, the interest and principal payments on each class of notes, any required payments from the reserve account, transaction fees and expenses and the servicing fee. The resulting cash flows to [the excess distribution certificate] [RC certificate] are discounted to the present value based on a discount rate that reflects the credit exposure to these cash flows.

In making these calculations, the sponsor made the following assumptions:

- interest accrues on the notes at the rates described above. [In determining the interest payments on the floating rate class A-1, class A-2A, class A-3 and class B notes, one-month LIBOR is assumed o reset consistent with the applicable forward rate curve as of _____, 20__];
- principal and interest cash flows for the trust student loans are calculated using the assumptions described in "*Characteristics Of The [Initial] Trust Student Loan Pool*" in this prospectus;
- credit losses on the trust student loans are applied in a range of [__]% to [__]% in accordance with the default curve described below;
- expected borrower benefits will be paid on the trust student loans in a range of [__]% to [__]% in accordance with the expected borrower benefit curve described below;
- prepayments on the trust student loans are applied monthly in a range of [__]% to [__]% in accordance with the prepayment rate described below;
- the discount rate applicable to the cash flows for [the excess distribution certificate] [OR A DIFFERENT FIRST LOSS TRANCHE] is [__]% to [__]% determined in accordance with the discount rate described below; and
- [OTHER ASSUMPTIONS TO BE ADDED AS APPLICABLE].

The sponsor developed these inputs and assumptions considering the following factors:

- *Default curve* – estimated using assumptions regarding expected credit losses based on the composition of the trust student loans, the performance of prior securitized pools, economic conditions, the loss assumptions of the hired NRSROs, and other factors;
- *Expected borrower benefit curve* – estimated using assumptions regarding the expected borrower benefits that will be paid within the trust based on the asset type and the type of borrower benefits available to that asset type;

149

- *Prepayment rate* – estimated using assumptions regarding the expected prepayment speeds on pools of student loans based on the asset type; and
- *Discount rate* – estimated rate used in discounted cash flow analysis to determine the present value of future cash flows. Due to the lack of an actively traded market in residual interests in the student loan business, the discount rate was derived using quantitative and qualitative factors that consider the equity-like component of the first-loss exposure.

The sponsor developed these inputs and assumptions by reviewing several factors, including the composition of the trust student loans, the performance of its prior securitized pools as described under "*Static Pools*" in this prospectus, economic conditions and the loss assumptions of the hired rating agencies. The inputs and assumptions described above include all inputs and assumptions that could reasonably be expected to have a material impact on the fair value calculation or would be material to a prospective investor's ability to evaluate the sponsor's fair value calculation.

Fair Value Calculations

Based on the assumptions and methodologies described above, the fair value of the notes and [the excess distribution certificate] [RC Certificate] is:

Notes	Fair Value ($)	Fair Value (%)
Class A-1 Notes	$	%
Class A-2A Notes	$	%
Class A-2B Notes	$	%
Class A-3 Notes	$	%
Class B Notes	$	%
[Excess Distribution Certificate]	$	%
[RC Certificate]	$	%
Total	$	%

The sponsor will recalculate the fair value of the notes and [the excess distribution certificate] [RC certificate] following the closing date to reflect the issuance of the notes and any changes in the methodology or inputs and assumptions described above. The fair value of [the excess distribution certificate] [RC certificate] as a percentage of the fair value of all ABS interests issued in the transaction will be included in the first distribution report, together with a description of any changes in the methodology or inputs and assumptions used to calculate the fair value.]

STATIC POOLS

Information concerning the static pool data of previous similar student loan securitizations of the sponsor was filed with the SEC as a report on Form 8-K on _____, 20___ and may be found under CIK _____. The Form 8-K

presents the static pool data (the "Static Pool Data") with respect to the pools of similar student loan assets underlying the sponsor's previous securitizations over the last five years ("Prior Securitizations") in the form of published charts and graphic representations of the data contained in such charts. The Static Pool Data will present summary information about the original characteristic of those prior pools as well as encompass the cumulative loss, prepayment and delinquency statistics of such Prior Securitizations (with delinquencies being presented in buckets of 31-60 days delinquent, 61-90 days delinquent, 91-120 days delinquent, and greater than 120 days delinquent). Once a loan becomes greater than 270 days delinquent it is no longer considered a Delinquent Loan and becomes a Defaulted Loan eligible for a repayment claim to be made with the applicable guarantor. Definitions of terms that are contained in the Static Pool Data will be included in the Form 8-K. *We caution you that this pool of trust student loans may not perform in a similar manner to student loans in the Prior Securitizations.* [INSERT ANY FURTHER SPECIFIC TERMS SHOWING MATERIAL DIFFERENCES BETWEEN THE TRUST STUDENT LOAN POOL AND THE STATIC POOLS**].**

PREPAYMENTS, EXTENSIONS, WEIGHTED AVERAGE LIVES AND EXPECTED MATURITIES OF THE NOTES

The rate of payment of principal of the notes and the yield on the notes will be affected by prepayments on the trust student loans that may occur as described below. Therefore, payments on the notes could occur significantly earlier than expected. Consequently, the actual maturities of the notes could be significantly earlier, average lives of the notes could be significantly shorter, and periodic balances could be significantly lower, than expected. Each trust student loan is prepayable in whole or in part, without penalty, by the borrowers at any time, or as a result of a borrower's default, death, disability or bankruptcy and subsequent liquidation or collection of guarantee payments with respect thereto. The rate of such prepayments cannot be predicted and may be influenced by a variety of economic, social, competitive and other factors, as described below. In general, the rate of prepayments may tend to increase to the extent that alternative financing becomes available on more favorable terms or at interest rates significantly below the interest rates applicable to the trust student loans. Prepayments could increase as a result of certain borrower benefit programs, among other factors. In addition, the depositor and the related seller are each obligated to repurchase any trust student loan (or substitute an eligible student loan) as a result of a breach of any of its representations and warranties relating to trust student loans contained in the sale agreement, and the servicer is obligated to purchase any trust student loan pursuant to the servicing agreement as a result of a breach of certain covenants with respect to such trust student loan, in each case where such breach materially adversely affects the interests of the trust in that trust student loan and is not cured within the applicable cure period. See "*Transfer Agreements—Purchase of Student Loans by the Depositor; Representations and Warranties of the Sellers*" and "*Servicing and Administration— Servicer Covenants*" in this prospectus. See also "*Summary of Terms—Termination of the Trust"* in this prospectus regarding (i) the servicer's option to purchase the trust student loans when the Pool Balance is 10% or less of the Initial Pool Balance and the auction of the trust student loans if the servicer does not exercise such option, and (ii)

the servicer's right to purchase trust student loans with an aggregate principal balance of up to [___%] of the Initial Pool Balance.

On the other hand, the rate of principal payments and the yield on the notes will be affected by scheduled payments with respect to, and maturities and average lives of, the trust student loans. These may be lengthened as a result of, among other things, grace periods, deferment periods, forbearance periods, income-sensitive repayment plans or repayment term or monthly payment amount modifications agreed to by the servicer. Therefore, payments on the notes could occur significantly later than expected. Consequently, actual maturities and weighted average lives of the notes could be significantly longer than expected and periodic balances could be significantly higher than expected. The rate of payment of principal of the notes and the yield on the notes may also be affected by the rate of defaults resulting in losses on defaulted trust student loans which have been liquidated, by the severity of those losses and by the timing of those losses, which may affect the ability of the guarantors to make timely guarantee payments with respect thereto. In addition, the latest maturity of certain of the trust student loans could extend beyond the legal maturity date for the notes.

The rate of prepayments on the trust student loans cannot be predicted due to a variety of factors, some of which are described above, and any reinvestment risks resulting from a faster or slower incidence of prepayment of the trust student loans will be borne entirely by the noteholders. Such reinvestment risks may include the risk that interest rates and the relevant spreads above particular interest rate indices are lower at the time noteholders receive payments from the trust than such interest rates and such spreads would otherwise have been if such prepayments had not been made or had such prepayments been made at a different time.

"*Exhibit I—Prepayments, Extensions, Weighted Average Lives and Expected Maturities of the Notes*" in this prospectus shows, for each class of notes, the weighted average lives, expected maturity dates and percentages of the original principal balances remaining at certain distribution dates based on various assumptions.

POOL ASSET REVIEW

In connection with the offering of the notes, the sponsor and the depositor have performed a review of the trust student loans and the disclosure regarding the trust student loans that is required to be included in this prospectus by Item 1111 of Regulation AB (which disclosure we refer to herein as "**Rule 193 Information**"). Designed and effectuated to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects, this review covered the sponsor's and its relevant affiliates' underwriting and servicing guidelines, and the eligibility and characteristics of the trust student loans, as well as the disclosure in this prospectus describing such underwriting and servicing guidelines and the eligibility and characteristics of the trust student loans. In connection with this pool asset review, the sponsor and the depositor also reviewed the internal controls and FFELP compliance processes that support the sponsor's and its relevant affiliates' underwriting and servicing and the selection of trust student loans.

Portions of the reviews described below were performed with the assistance of third parties engaged by the sponsor and the depositor. The sponsor and the depositor determined the nature, extent and timing of the reviews and the sufficiency of the assistance provided by the third parties for purposes of its reviews. The depositor has ultimate authority and control over, and assumes all responsibility for, the reviews and the findings and conclusions of the reviews. The depositor hereby attributes all findings and conclusions of such reviews to itself.

After undertaking the reviews described below, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

Review Of Underwriting And Servicing Guidelines

As described in "*The Trust Student Loan Pool*" and "*The Student Loan Pools*," "*The Companies' Student Loan Financing Business—FFELP Loans*," and "*Appendix A—Federal Family Education Loan Program*" in this prospectus, the sponsor's and its relevant affiliates' FFELP loans are originated and serviced in accordance with the provisions of the Higher Education Act and the rules and regulations promulgated thereunder. As a part of the review of the Rule 193 Information, the sponsor's and the depositor's management reviewed and approved the descriptions found under "*The Trust Student Loan Pool*" and in the "*The Companies' Student Loan Financing Business—FFELP Loans*," and "*Appendix A—Federal Family Education Loan Program*" in this prospectus, each consisting of factual information regarding the sponsor's and its relevant affiliates' underwriting and servicing guidelines and the FFELP to ensure the accuracy of such information.

Review Of Eligibility And Characteristics Of The Trust Student Loans

The sponsor and the depositor and their relevant affiliates also performed a review of the trust student loans to confirm that the trust student loans satisfy the eligibility criteria set forth under "*The Trust Student Loan Pool—Eligible Trust Student Loans*" in this prospectus and the characteristics set forth in "*Annex A—Characteristics of the [Initial] Trust Student Loan Pool*" in this prospectus.

The first aspect of the review of the trust student loans tested the accuracy of the data contained in or derived from the electronic data file, which we refer to as a "data tape." The data tape contains certain information on each borrower's account as of the statistical cutoff date and is used to create the stratification tables presented in "*Annex A—Characteristics of the [Initial] Trust Student Loan Pool*" and other statistical information found elsewhere in this prospectus. The sponsor and the depositor selected a random sample of [___] trust student loans to confirm that the following [___] data points conform to the applicable information in the borrower record on the servicing system of record: [Loan Type,] [Loan Status,] [Guarantor,] [Origination Date,] [Borrower Interest Rate,] [Subsidy Indicator,] [Days Delinquent,] [Claim Status] [and _____]. [No] [___] variances between the trust student loans and the data tape were found. [If applicable, any variances found will be disclosed and described.]

The second aspect of the review of the trust student loans consisted of a comparison of the eligibility requirements for the trust student loans set forth under "*The Trust Student Loan Pool—Eligible Trust Student Loans*" in this prospectus against the data tape. Specifically, attributes of the trust student loans set forth on the data tape were reviewed to confirm the trust student loans meet certain of the minimum eligibility requirements set forth under "*The Trust Student Loan Pool—Eligible Trust Student Loans*" in this prospectus including delinquency status, loan type (subsidized or unsubsidized Stafford loan, PLUS loan or SLS loan) and disbursement status, as well as other attributes of the trust student loans such as servicer identity, owner identity, minimum principal balance and remaining term requirements. In addition, the sponsor's and the depositor's management confirmed that the trust student loans are eligible student loans under the FFELP.

The third aspect of the review of the trust student loans consisted of a comparison of the statistical information presented in "*Annex A—Characteristics of the [Initial] Trust Student Loan Pool*" against the data tape. This review covered attributes of the trust student loans such as school type, interest rate, outstanding principal balance, remaining term to scheduled maturity, payment status, geographic distribution, repayment terms, date of disbursement for purposes of the guarantee related to trust student loan and the identity of the applicable guaranty agency.

Internal Control And Risk Assessment Procedures And Annual Compliance Activity

The reviews, described above under "*—Review of Underwriting and Servicing Guidelines*" and "*—Review of Eligibility and Characteristics of the Trust Student Loans*," are further supported by the various internal control and risk assessment procedures and annual FFELP compliance activities performed by the sponsor and its relevant affiliates, including the depositor, in the day-to-day operation of their businesses.

The sponsor's and its relevant affiliates' internal controls cover activities such as payment processing, reconciliation and posting, claims processing, reporting obligations to noteholders, loan selection, corporate finance systems and accuracy of system data. The internal control and risk assessment procedures utilized by the sponsor and its relevant affiliates require personnel to assess and report on compliance with such procedures that fall within their respective areas of responsibility including whether all material, known gaps, deficiencies or issues have been reported and rectified. The most recent internal assessment found no risk-related issues and determined that existing internal controls were sufficiently reliable to reveal risk-related issues should they appear. In addition, the sponsor's and its relevant affiliates' internal audit department monitors various risk management and compliance efforts across the organization, identifies areas that require increased focus and resources, and reports significant control issues to executive management. The most recent audit did not reveal any significant control issues.

In addition to the day-to-day internal controls and risk management activities described above, the sponsor and its relevant affiliates annually review their portfolio of FFELP loans, including the trust student loans, to confirm that such FFELP loans were

originated and have been serviced in accordance with the provisions of the Higher Education Act and the rules and regulations promulgated thereunder. In connection with this annual review, the sponsor and its relevant affiliates test a random sample of FFELP loans, in an amount not less than that proscribed by the Department of Education, to confirm compliance with the provisions of the Higher Education Act and the rules and regulations promulgated thereunder, including, but not limited to, factors that may affect the guarantee on a FFELP loan such as (i) compliance with interest and special allowance payment requests and reporting requirements and appropriate calculation and billing of special allowance payments; (ii) maintenance of current, complete and accurate records of each FFELP loan; (iii) appropriate collection and claim filing activities for Delinquent Loans; (iv) maintenance of appropriate records necessary to document the validity of a claim against a loan guarantee; and (v) compliance with the requirements for curing due diligence and timely filing violations.

The sponsor, on behalf of its relevant affiliates, including the depositor, submitted their most recent reports to the Department of Education as required. Based on these reviews, management concluded that during the relevant period covered by such reports, the lenders and the servicer complied with, and as of the end of such period, had effective internal controls regarding, the specified compliance requirements of the Higher Education Act.

U.S. FEDERAL INCOME TAX CONSEQUENCES

In the opinion of Shearman & Sterling LLP, federal tax counsel to the depositor and the trust, the following are the material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes. This discussion is general in nature and does not address issues that may be relevant to a particular holder subject to special treatment under U.S. federal income tax laws (such as tax-exempt organizations, partnerships or pass-through entities, persons holding notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, financial institutions, brokers, dealers in notes or currencies and traders that elect to mark-to-market their notes). In addition, this discussion does not consider the effect of any alternative minimum taxes, the Medicare tax on net investment income or foreign, state, local or other tax laws, or any U.S. tax considerations (*e.g.*, estate or gift tax), other than U.S. federal income tax considerations, that may be applicable to particular holders. Furthermore, this discussion assumes that holders hold notes as "capital assets" (generally, property held for investment) within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion also assumes that, with respect to notes reflected on the books of a qualified business unit of a holder, such qualified business unit is a U.S. resident.

This discussion is based on **the Code** and applicable Treasury regulations, rulings, administrative pronouncements and judicial decisions thereunder as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. There are no rulings or cases on similar transactions. Moreover, the administrator does not intend to request rulings with respect to the U.S. federal income tax treatment of the notes. Thus, there can be no assurance that the

U.S. federal income tax consequences of the notes described below will be sustained if the relevant transactions are examined by the Internal Revenue Service (the "IRS") or by a court if the IRS proposes to disallow such treatment. The trust will be provided with an opinion of federal tax counsel regarding certain U.S. federal income tax matters discussed below. An opinion of federal tax counsel, however, is not binding on the IRS or the courts.

Unless otherwise indicated herein, it is assumed that any holder is a U.S. person, and, except as set forth below, this discussion does not address the tax consequences of holding a note to any holder who is not a U.S. person. As used herein, "U.S. person" means a person that is for U.S. federal income tax purposes:

- a citizen or individual resident of the United States;

- a corporation, including an entity treated as such, organized in or under the laws of the United States, any state thereof or the District of Columbia;

- an estate the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source; or

- a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

To the extent provided in Treasury regulations, some trusts in existence on August 20, 1996, and treated as U.S. persons prior to that date, that elect to continue to be treated as U.S. persons, will be U.S. persons and not foreign persons.

The U.S. federal income tax treatment of a partner in a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) that holds a note will depend, among other things, upon whether or not the partner is a U.S. person. Partners and partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

For purposes of this discussion, references to the trust, the notes and related terms, parties and documents refer, unless described differently in this prospectus, to the trust and the notes and related terms, parties and documents applicable to the trust. References to a holder of a note generally are deemed to refer to the beneficial owner of the note.

Tax Characterization Of The Trust

Federal tax counsel will deliver its opinion to the trust that the trust will not be an association or a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. This opinion will be based on the assumption that the terms of the trust agreement and related documents will be complied with.

156

Tax Consequences To Holders Of Notes In General

Treatment of the Notes as Indebtedness. Except as otherwise described in this prospectus, federal tax counsel will deliver an opinion that certain classes of the notes will qualify as debt for U.S. federal income tax purposes. The depositor will agree, and the noteholders will agree by their purchase of the notes, to treat the notes as debt for U.S. federal income tax purposes. The consequences of the notes being treated as debt for U.S. federal income tax purposes are described below. Treatment of the notes as equity interests could have adverse tax consequences to certain holders. For example, all or a portion of the income accrued by tax-exempt entities, including pension funds, would be "unrelated business taxable income," income to foreign holders might be subject to U.S. federal income tax and U.S. federal income tax return filing and withholding requirements, and individual holders might be subject to limitations on their ability to deduct their shares of trust expenses, including losses. Noteholders are strongly encouraged to consult with their own tax advisors regarding the possibility that the notes could be treated as equity interests.

Stated Interest. Stated interest on the notes will be taxable as ordinary income for federal income tax purposes when received or accrued in accordance with the method of tax accounting of the holder of the notes.

Original Issue Discount. Stated interest other than qualified stated interest must be accrued under the rules applicable to original issue discount ("OID"). Qualified stated interest must be unconditionally payable at least annually. Interest on a subordinated note may not qualify under this standard because it is subject to deferral in certain circumstances. Nonetheless, absent guidance on this point, the trust does not intend to report interest on subordinated notes as other than qualified stated interest solely because of the potential interest deferral which may result from the subordination feature. Unless otherwise stated herein, the discussion below assumes that all payments on the notes are denominated in U.S. Dollars, and that the interest formula for the notes meets the requirements for "qualified stated interest" under Treasury regulations relating to OID, except as described below. If these conditions are not satisfied with respect to a series of notes, additional tax considerations with respect to the notes will be disclosed in this prospectus.

A note will be treated as issued with OID if the excess of the note's "stated redemption price at maturity" over its issue price equals or exceeds a *de minimis* amount equal to one-fourth of 1 percent of the note's stated redemption price at maturity multiplied by the number of years to its maturity, based on the anticipated weighted average life of the notes, calculated using the "prepayment assumption," if any, used in pricing the notes and weighing each payment by reference to the number of full years elapsed from the closing date prior to the anticipated date of such payment. Generally, the issue price of a note should be the first price at which a substantial amount of the notes is sold to persons other than placement agents, underwriters, brokers or wholesalers. The stated redemption price at maturity of a note of a series is generally equal to all payments on a note other than payments of "qualified stated interest." Assuming that interest is qualified stated interest, the stated redemption price is generally expected to equal the principal amount of the note. Any *de minimis* OID must

be included in income as principal payments are received on the notes in the proportion that each such payment bears to the original principal balance of the note. The treatment of the resulting gain is subject to the general rules discussed under "—*Sale or Other Taxable Disposition*" in this prospectus.

If the notes are treated as issued with OID, a holder will be required to include OID in income before the receipt of cash attributable to such income using a constant yield method. The amount of OID generally includible in income is the sum of the daily portions of OID with respect to a note for each day during the taxable year or portion of the taxable year in which the holder holds the note. Special provisions apply to debt instruments on which payments may be accelerated due to prepayments of other obligations securing those debt instruments. Under these provisions, the computation of OID on such debt instruments must be determined by taking into account both the prepayment assumption, if any, used in pricing the debt instrument and the actual prepayment experience. As a result of these special provisions, the amount of OID on the notes issued with OID that will accrue in any given accrual period may either increase or decrease depending upon the actual prepayment rate.

Holders of the notes are strongly encouraged to consult with their own tax advisors regarding the impact of the OID rules in the event that notes are issued with OID. In the event a holder purchases a note issued with OID at an acquisition premium—that is, at a price in excess of its "adjusted issue price" but less than its stated redemption price—the amount includible in income in each taxable year as OID is reduced by that portion of the excess properly allocable to such year. The adjusted issue price of a note is the sum of its issue price plus prior accruals of OID, reduced by the total payments made with respect to the note in all prior periods, other than "qualified stated interest" payments. Acquisition premium is allocated on a *pro rata* basis to each accrual of OID, so that the holder is allowed to reduce each accrual of OID by a constant fraction.

An initial holder who owns an interest in more than one class of notes with respect to a series should be aware that the OID regulations may treat such interests as a single debt instrument for purposes of the OID provisions of the Code.

Market Discount. The notes, whether or not issued with OID, may be subject to the "market discount rules" of Section 1276 of the Code. In general, these rules apply if the holder purchases the note at a market discount—that is, a discount from its stated redemption price at maturity or, if the notes were issued with OID, adjusted issue price—that exceeds a *de minimis* amount specified in the Code. If the holder acquires the note at a market discount and (a) recognizes gain upon a disposition, or (b) receives payments that do not constitute qualified stated interest, the lesser of (1) such gain or payment or (2) the accrued market discount that has not previously been included in income, will be taxed as ordinary interest income.

Generally, market discount accrues in the ratio of stated interest allocable to the relevant period to the sum of the interest for such period plus the remaining interest as of the end of such period, computed taking into account the prepayment assumption, if

any, or in the case of a note issued with OID, in the ratio of OID accrued for the relevant period to the sum of the OID accrued for that period plus the remaining OID as of the end of such period. A holder may elect, however, to determine accrued market discount under the constant yield method, computed taking into account the prepayment assumption, if any. The treatment of the resulting gain is subject to the general rules discussed under "—*Sale or Other Taxable Disposition*" in this prospectus.

Limitations imposed by the Code which are intended to match deductions with the taxation of income may defer deductions for interest on indebtedness incurred or continued, or short-sale expenses incurred, to purchase or carry a note with accrued market discount. A holder may elect to include market discount in gross income as it accrues. If it makes this election, the holder will not be required to defer deductions. Any such election will apply to all debt instruments acquired by the holder on or after the first day of the first taxable year to which such election applies. The adjusted basis of a note subject to such election will be increased to reflect market discount included in gross income, thereby reducing any gain or increasing any loss on a sale or taxable disposition.

Amortizable Bond Premium. In general, if a holder purchases a note at a premium—that is, an amount in excess of the amount payable at maturity—the holder will be considered to have purchased the note with "amortizable bond premium" equal to the amount of such excess. A holder may elect to amortize such bond premium as an offset to interest income and not as a separate deduction item as it accrues under a constant yield method, or one of the other methods described above under "—*Market Discount*" in this prospectus over the remaining term of the note, using the prepayment assumption, if any. A holder's tax basis in the note will be reduced by the amount of the amortized bond premium. Any such election shall apply to all debt instruments, other than instruments the interest on which is excludible from gross income, held by the holder at the beginning of the first taxable year for which the election applies or thereafter acquired and is irrevocable without the consent of the IRS. Bond premium on a note held by a holder who does not elect to amortize the premium will decrease the gain or increase the loss otherwise recognized on the disposition of the note.

Election to Treat all Interest as OID. A holder may elect to include in gross income all interest with respect to the notes, including stated interest, OID, *de minimis* OID, market discount, *de minimis* market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium, using the constant yield method described under "—*Original Issue Discount*" in this prospectus. This election will generally apply only to the specific note for which it was made. It may not be revoked without the consent of the IRS. Holders are strongly encouraged to consult with their own tax advisors before making this election.

Sale or Other Taxable Disposition. If a holder of a note sells the note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the holder's adjusted tax basis in the note. The adjusted tax basis will equal the holder's cost for the note, increased by any market discount, OID and gain previously included by the holder in income with respect to the note, and

decreased by the amount of any bond premium previously amortized and by the amount of principal payments previously received by the noteholder with respect to the note. Any such gain or loss will be capital gain or loss if the note was held as a capital asset, except for gain representing accrued interest, accrued market discount not previously included in income and in the event of a prepayment or redemption, any not yet accrued OID. Capital gains or losses will be long-term capital gains or losses if the note was held for more than one year. Capital losses generally may be used only to offset capital gains.

[The transfer or sale of the excess distribution certificate to a holder that does not also hold the RC certificate is not legally prohibited. If such a transfer or sale were to occur, depending on the circumstances, the trust could potentially be reclassified as a partnership for U.S. federal income tax purposes, in which case the notes arguably would be deemed reissued by a new entity. Nevertheless, based on the position of the IRS, as evidenced by several private letter rulings, the reclassification of the trust as a partnership for U.S. federal income tax purposes would not constitute a taxable event to noteholders. It should be noted, however, that the IRS private letter rulings discussed above are directed only to the taxpayers that requested such rulings and that a similar IRS ruling has not been requested in the present case. Although IRS private letter rulings are not binding on the IRS, federal tax counsel for the trust believes that the position of the IRS in the foregoing private letter rulings represents a correct interpretation of the law.]

Waivers and Amendments. An indenture for a series may permit noteholders to waive an event of default or rescind an acceleration of the notes in some circumstances upon a vote of the requisite percentage of the holders. Any such waiver or rescission, or any amendment of the terms of the notes, could be treated for U.S. federal income tax purposes as a constructive exchange by a holder of the notes for new notes, upon which gain or loss might be recognized.

[*Retained Notes.* Some or all of the class __ notes may be retained by the depositor or an affiliate of the depositor and from time to time resold by such depositor or affiliate. Upon the date of resale, the retained class __ notes will be deemed reissued as new notes for U.S. federal income tax purposes. To the extent that the purchase price paid on resale is greater than the principal amount of the note, the difference will be treated as bond premium. To the extent that the purchase price paid on resale is less than the principal amount of the note by more than the statutorily defined *de minimis* amount, the difference will be treated as OID. For a discussion of the treatment of bond premium and OID (including the exception for *de minimis* amounts), holders should refer to the subsections above entitled "*Original Issue Discount*" and "*Amortizable Bond Premium.*"]

Tax Consequences to Foreign Investors. The following information describes the material U.S. federal income tax treatment of investors in the notes that are foreign persons. The term "foreign person" means any person other than a U.S. person, as defined above. The IRS has issued regulations which set forth procedures to be followed by a foreign person in establishing foreign status for certain purposes.

Prospective investors are strongly encouraged to consult with their tax advisors concerning the requirements imposed by the regulations and their effect on the holding of the notes.

Interest paid or accrued to a foreign person that is not effectively connected with the conduct of a trade or business within the United States by the foreign person will generally be considered "portfolio interest" and generally will not be subject to U.S. federal income tax and withholding tax, as long as the foreign person:

- is not actually or constructively a "10 percent shareholder" of Navient, Navient Credit Finance Corporation, the depositor or the trust, or a "controlled foreign corporation" with respect to which Navient, Navient Credit Finance Corporation, the depositor or the trust is a "related person" within the meaning of the Code, and

- provides an appropriate statement, signed under penalties of perjury, certifying that the holder is a foreign person and providing that foreign person's name and address. For beneficial owners that are individuals or entities treated as corporations, this certification may be made on Form W-8BEN or Form W-8BEN-E. If the information provided in this statement changes, the foreign person must report that change within 30 days of such change. The statement generally must be provided in the year a payment occurs or in any of the three preceding years.

If this interest were not portfolio interest, then it would be subject to U.S. federal income and withholding tax at a current rate of 30% unless reduced or eliminated pursuant to an applicable income tax treaty. For a description of certain documentation requirements pertaining to such withholding tax, see "*Appendix B—Global Clearance, Settlement and Tax Documentation Procedures—U.S. Federal Income Tax Documentation Requirements*" in this prospectus.

Any capital gain realized on the sale or other taxable disposition of a note by a foreign person will be exempt from U.S. federal income and withholding tax, provided that:

- the gain is not effectively connected with the conduct of a trade or business in the United States by the foreign person, and

- in the case of an individual foreign person, the foreign person is not present in the United States for 183 days or more in the taxable year and certain other requirements are met.

If the interest, gain or income on a note held by a foreign person is effectively connected with the conduct of a trade or business in the United States by the foreign person, the holder—although exempt from the withholding tax previously discussed if a duly executed Form W-8ECI is furnished—generally will be subject to U.S. federal income tax on the interest, gain or income at regular U.S. federal income tax rates. In

addition, if the foreign person is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty.

Information Reporting and Backup Withholding. The indenture trustee will be required to report annually to the IRS, and to each noteholder, the amount of interest (including OID, if any, which will be provided to the indenture trustee by the administrator) paid on, or the proceeds from the sale or other taxable disposition of, the notes and the amount withheld for federal income taxes, if any, for each calendar year, except as to exempt recipients—generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who provide certification as to their status. Each noteholder other than one who is not subject to the reporting requirements will be required to provide, under penalties of perjury, a certificate containing its name, address, correct federal taxpayer identification number, which includes a U.S. social security number, and a statement that the holder is not subject to backup withholding. Should a non-exempt noteholder fail to provide the required certification or should the IRS notify the indenture trustee or the issuing entity that the holder has provided an incorrect federal taxpayer identification number or is otherwise subject to backup withholding, the indenture trustee or the issuing entity will be required to withhold at a prescribed rate from the interest otherwise payable to the noteholder, or the proceeds from the sale or other taxable disposition of the notes, and remit the withheld amounts to the IRS as a credit against the holder's U.S. federal income tax liability.

Foreign Account Tax Compliance Act. Under the Foreign Account Tax Compliance Act of 2010 ("FATCA"), a 30% withholding tax will be imposed on certain payments (which include interest in respect of notes and gross proceeds from the sale, exchange or other disposition of such notes) made to a foreign entity if such entity fails to satisfy certain disclosure and reporting rules. FATCA generally requires that (i) in the case of a foreign financial institution (defined broadly to include a hedge fund, a private equity fund, a mutual fund, a securitization vehicle or other investment vehicle), the entity identify and provide information in respect of financial accounts with such entity held (directly or indirectly) by U.S. persons and U.S.-owned foreign entities and (ii) in the case of a non-financial foreign entity, the entity identify and provide information in respect of substantial U.S. owners of such entity.

FATCA generally will apply to the notes offered hereby, although the IRS has released guidance indicating that FATCA withholding tax on gross proceeds will not be imposed with respect to payments made prior to January 1, 2017. Furthermore, under the terms of the notes, holders are required to provide the indenture trustee with FATCA-related information, including appropriate IRS forms, and the indenture trustee has the right to withhold interest payable on the notes if any holder fails to provide the required documentation or to the extent any FATCA or other withholding tax is otherwise applicable. Investors in the notes that are foreign persons are strongly encouraged to consult with their own tax advisors regarding the application and impact of FATCA.

EUROPEAN UNION DIRECTIVE ON THE TAXATION OF SAVINGS INCOME

The European Union has adopted Council Directive (2003/48/EC) regarding the taxation of savings income in the form of interest payments (the "Savings Directive"). Under the Savings Directive, member states of the European Union ("Member States") are required to provide to the tax or other relevant authorities of other Member States details of payments of interest and other similar income paid by a person within its jurisdiction to an individual, or certain other types of persons, resident in another Member State, except that Austria and Luxembourg have instead opted to impose a withholding system in relation to such payments, deducting tax at the rate of 35%, for a transitional period unless during such period they elect otherwise (the ending of such transitional period being dependent on the conclusion of certain other agreements relating to information exchange with certain other countries). Luxembourg has announced that it will no longer impose the withholding system as from January 1, 2015 and will provide details of payments of interest and other similar income as from that date. A number of non-European Union countries, and certain dependent or associated territories of certain Member States, have agreed to adopt similar measures (either regarding the provision of information or transitional withholding).

On March 24, 2014, the Council of the European Union adopted a directive amending the Savings Directive, which, when implemented, will amend and broaden the scope of the requirements above. Member States have until January 1, 2016 to adopt the national legislation necessary to comply with this amending directive.

STATE TAX CONSEQUENCES

The above discussion does not address the tax treatment of the trust, the notes, or the holders of the notes under any state or local tax laws. The activities of the servicer in servicing and collecting the trust student loans will take place at each of the locations at which the servicer's operations are conducted and, therefore, different tax regimes apply to the trust and the holders of the notes. Prospective investors are urged to consult with their own tax advisors regarding the state and local tax treatment of the trust as well as any state and local tax consequences to them of purchasing, owning and disposing of the notes.

* * *

The federal and state tax discussions described above may not be applicable depending upon each holder's particular tax situation. Prospective purchasers are strongly encouraged to consult with their own tax advisors as to the tax consequences to them of purchasing, owning or disposing of notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended ("ERISA") and Section 4975 of the Code impose certain restrictions on:

- employee benefit plans as defined in Section 3(3) of ERISA;

- certain other retirement plans and arrangements described in Section 4975 of the Code, including:

  1. individual retirement accounts and annuities, and

  2. Keogh plans;

- collective investment funds and separate accounts and, as applicable, insurance company general accounts in which those plans, accounts or arrangements are invested that are subject to the fiduciary responsibility provisions of ERISA and Section 4975 of the Code;

- any other entity whose assets are deemed to be "plan assets" as a result of any of the above plans, arrangements, funds or accounts investing in such entity; and

- persons who are fiduciaries with respect to plans in connection with the investment of plan assets.

The term "Plans" includes the plans and arrangements listed in the first two bullet points above.

Some employee benefit plans, such as governmental plans described in Section 3(32) of ERISA, and certain church plans described in Section 3(33) of ERISA, are not subject to the prohibited transaction provisions of ERISA and Section 4975 of the Code. However, these plans may be subject to the provisions of any other applicable federal or state law, materially similar to the provisions of ERISA and Section 4975 of the Code described in this prospectus. Moreover, if a plan is not subject to ERISA requirements but is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code, the prohibited transaction rules in Section 503 of the Code will apply.

ERISA generally imposes on Plan fiduciaries certain general fiduciary requirements, including those of investment prudence and diversification and the requirement that the Plan's investments be made in accordance with the documents governing the Plan. In addition, Section 406 of ERISA and Section 4975 of the Code prohibit a broad range of transactions involving assets of a Plan and persons who are called "Parties in Interest" under ERISA and "Disqualified Persons" under the Code ("Parties in Interest") who have certain specified relationships to the Plan unless a statutory, regulatory or administrative exemption is available. A trust, the depositor, any underwriter, the trustee or the eligible lender trustee, as applicable, the indenture trustee, the servicer, the administrator, any provider of credit support, a swap provider, or any of their affiliates may be considered to be or may become Parties in Interest with respect to certain Plans. Some Parties in Interest that participate in a prohibited transaction may be subject to an excise tax imposed under Section 4975 of the Code or

a penalty imposed under Section 502(i) of ERISA, unless a statutory or administrative exemption is available. These prohibited transactions generally are set forth in Section 406 of ERISA and Section 4975 of the Code. In addition, because these parties may receive certain benefits from the sales of the notes, the purchase of the notes using Plan assets over which any of them has investment authority should not be made if it could be deemed a violation of the prohibited transaction rules of ERISA and the Code for which no exemption is available.

Under regulations issued by the Department of Labor called the "Plan Asset Regulations", if a Plan makes an "equity" investment in an entity, the underlying assets and properties of that entity will be deemed for purposes of ERISA to be assets of the investing Plan unless exceptions in the regulation apply. The Plan Asset Regulations define an "equity interest" as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. If the notes are treated as debt for purposes of the Plan Asset Regulations, the student loans and the other assets of the trust should not be deemed to be assets of an investing Plan. If, however, the notes were treated as "equity" for purposes of the Plan Asset Regulations, a Plan purchasing the notes could be treated as holding the student loans and the other assets of the trust.

Unless described differently in this prospectus, the notes of each series denominated as debt should be treated as debt and not as equity interests for purposes of the Plan Asset Regulations. However, without regard to this characterization of the notes, prohibited transactions under Section 406 of ERISA and Section 4975 of the Code may arise if a note is acquired by a Plan with respect to which any of the trust, the depositor, any underwriter, the trustee or the eligible lender trustee, as applicable, the indenture trustee or certain of their affiliates is a Party in Interest unless the transactions are subject to one or more statutory or administrative exemptions.

Included among the administrative exemptions are the following exemptions:

- Prohibited Transaction Class Exemption ("PTCE") 96-23, which exempts certain transactions effected on behalf of a Plan by an "in-house asset manager";

- PTCE 90-1, which exempts certain transactions between insurance company separate accounts and Parties in Interest;

- PTCE 91-38, which exempts certain transactions between bank collective investment funds and Parties in Interest;

- PTCE 95-60, which exempts certain transactions between insurance company general accounts and Parties in Interest; or

- PTCE 84-14, which exempts certain transactions effected on behalf of a Plan by a "qualified professional asset manager."

There is also a statutory exemption that may be available under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code to a party in interest that is a service provider to a Plan investing in the notes for adequate consideration, provided such service provider is not (i) the fiduciary with respect to the Plan's assets used to acquire the notes or an affiliate of such fiduciary or (ii) an affiliate of the employer sponsoring the Plan. Adequate consideration means fair market as determined in good faith by the Plan fiduciary pursuant to regulations to be promulgated by the Department of Labor.

These administrative and statutory exemptions may not apply with respect to any particular Plan's investment in notes and, even if an exemption were deemed to apply, it might not apply to all prohibited transactions that may occur in connection with the investment. Accordingly, before making an investment in the notes, investing Plans should determine whether the trust, the depositor, any underwriter, the trustee or the eligible lender trustee, as applicable, the indenture trustee, the servicer, the administrator, any provider of credit support, the swap provider or any of their affiliates is a Party in Interest for that Plan and, if so, whether the transaction is eligible for one or more statutory, regulatory or administrative exemptions.

* * *

A Plan fiduciary considering the purchase of the notes of a given series is strongly encouraged to consult with its tax and/or legal advisors regarding whether the assets of the trust would be considered Plan assets, the possibility of exemptive relief from the prohibited transaction rules and other related issues and their potential consequences. Each Plan fiduciary also should determine whether, under the fiduciary standards of investment prudence and diversification, an investment in the notes is appropriate for the Plan, also considering the overall investment policy of the Plan and the composition of the Plan's investment portfolio, as well as whether the investment is permitted under the Plan's governing instruments.

ACCOUNTING CONSIDERATIONS

Various factors may influence the accounting treatment applicable to an investor's acquisition and holding of asset-backed securities. Accounting standards, and the application and interpretation of such standards, are subject to change from time to time. Before making an investment in the notes, potential investors are strongly encouraged to consult their own accountants for advice as to the appropriate accounting treatment for their class of notes.

AVAILABLE INFORMATION

Navient Funding, as the depositor of the trust and the registrant, has filed with the Securities and Exchange Commission ("SEC") a registration statement for the notes under the Securities Act of 1933, as amended (the "Securities Act"). This prospectus does not contain all the information contained in the registration statement.

All materials filed with the SEC, including this registration statement and the periodic reports required under the Exchange Act described below under "*Reports to Noteholders*", will be available for web site viewing and printing in the SEC's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549, on official business days between the hours of 10:00 a.m. and 3:00 p.m. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which is located at http://www.sec.gov.

The Securities Act file number for this registration statement is 333-[_____].

REPORTS TO NOTEHOLDERS

The administrator will prepare periodic unaudited reports as described in this prospectus for each series. These periodic unaudited reports will contain information concerning the trust student loans in the trust. They will be sent only to Cede & Co., as nominee of DTC. The administrator will not send reports directly to the beneficial holders of the notes. However, all such periodic unaudited reports may be viewed at sponsor's website: https://www.navient.com/about/investors/debtasset/navientsltrusts. The reports will not constitute financial statements prepared in accordance with generally accepted accounting principles.

The trust will cause the administrator to file with the SEC all periodic reports required under the Exchange Act. The reports concerning the trust are required to be delivered to the holders of the notes. These reports include (but are not limited to):

- Reports on Form 8-K (Current Report), following the issuance of the series of notes of the trust, including as Exhibits to the Form 8-K the transaction agreements or other documents specified in this prospectus;

- Reports on Form 8-K (Current Report), following the occurrence of events specified in Form 8-K requiring disclosure, which are required to be filed within the time-frame specified in Form 8-K related to the type of event;

- Reports on Form 10-D (Asset-Backed Issuer Distribution Report), containing the distribution and pool performance information required on Form 10-D, which are required to be filed 15 days following the distribution date specified in this prospectus, with the first such Form 10-D filed post-closing to include the required post-closing information specified in Rule 4(c)(1)(ii) and Rule 4(c)(2)(ii) of Regulation RR; and

- Report on Form 10-K (Annual Report), containing the items specified in Form 10-K with respect to a fiscal year and the items required pursuant to Items 1122 and 1123 of Regulation AB under the Securities Act.

The trust has been assigned a separate Central Index Key assigned by the SEC for the trust. Reports filed with respect to the trust with the SEC after the date hereof will be available under the trust's Central Index Key, which will be a serial company number assigned to the file number of the depositor shown above. The trust's separate Central Index Key is [_____].

INCORPORATION OF DOCUMENTS BY REFERENCE

All reports and other documents filed by or for a trust under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the notes will be deemed to be incorporated by reference into this prospectus. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference may be modified or superseded by a subsequently filed document.

We will provide without charge to each person to whom a copy of this prospectus is delivered, on the written or oral request of that person, a copy of any or all of the documents incorporated in this prospectus or in this prospectus by reference, except the exhibits to those documents, unless the exhibits are specifically incorporated by reference.

Written requests for copies of documents incorporated by reference should be directed to Navient Funding, LLC, in care of Corporate and Investor Relations, Navient Solutions, Inc., 2001 Edmund Halley Drive, Reston, Virginia 20191. Telephone requests for copies of these documents should be directed to (703) 810-3000. These documents also may be viewed at the sponsor's website, at https://www.navient.com/about/investors/debtasset/navientsltrusts.

NOTICE TO INVESTORS

Each underwriter will represent and agree that:

- it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity, within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA"), received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the trust; and

- it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter will represent and agree that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State

(the "Relevant Implementation Date") it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the trust or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of the foregoing, the expression "an offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

No action has been or will be taken by the depositor or the underwriters that would permit a public offering of the notes in any country or jurisdiction other than in the United States, where action for that purpose is required. Accordingly, the notes may not be offered or sold, directly or indirectly, and neither this prospectus nor any term sheet, circular, prospectus (including any prospectus supplement or supplement thereto), form of application, advertisement or other material may be distributed in or from or published in any country or jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose hands all or any part of such documents come are required by the depositor and the underwriters to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, sell or deliver notes or have in their possession or distribute such documents, in all cases at their own expense.

UNDERWRITING

The notes listed below are offered severally by the underwriters, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. [It is expected that the notes will be ready for delivery in book-entry form only through the facilities of DTC, Clearstream, Luxembourg and **Euroclear**, as applicable, on or about _____ __, 20__ against payment in immediately available funds.]

Subject to the terms and conditions in the underwriting agreement dated _____ __, 20__ and the pricing agreement dated _____ __, 20__, the depositor has agreed to cause the trust to issue to the depositor, the depositor has agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amounts of notes shown opposite its name:

Underwriter	Class A-1 Notes	Class A-2A Notes	Class A-2B Notes	Class A-3 Notes	Class B Notes
	$	$	$	$	$
Total	$	$	$	$	$

Except as set forth below, the underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all of the notes listed above if any of the notes are purchased. [The underwriters have advised the depositor that they propose initially to offer the notes to the public at the prices listed below, and to certain dealers at these prices less concessions not in excess of the concessions listed below. The underwriters may allow and the dealers may reallow concessions to other dealers not in excess of the reallowances listed below. After the initial public offering, these prices and concessions may be changed.]

	Initial Public Offering Price	Underwriting Discount	Proceeds to The Depositor	Concession	Reallowance
Per Class A-1 Note[*]..........................	%	%	%	%	%
Per Class A-2A Note[*]	%	%	%	%	%
Per Class A-2B Note[*]	%	%	%	%	%
Per Class A-3 Note[*]..........................	%	%	%	%	%
Per Class B Note[*].............................	%	%	%	%	%
Total	$	$	$		

[* For the amount of class ___ notes retained by the depositor or an affiliate, the underwriting discount will be   % and proceeds to the depositor will be   % with no selling concession or reallowance.] **[Note: To be included only if a tranche is retained by the depositor.**]

The prices and proceeds shown in the table do not include any accrued interest. The actual prices and proceeds will include interest, if any, from the closing date. The proceeds shown are before deducting estimated expenses in respect of the notes of $[_____] payable by the depositor.

[The notes will be sold by the depositor or an affiliate in negotiated transactions at varying prices to be determined at time of sale.]

[The notes will be resold by the underwriters in negotiated transactions at varying prices determined at the time of such sale.]

The depositor and Navient CFC have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The notes are new issues of securities with no established trading market. The seller has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In the ordinary course of their business, the underwriters and certain of their affiliates have in the past, and may in the future, engage in commercial and investment banking activities with the sellers, the depositor and their respective affiliates. The trust may, from time to time, invest the funds in the Trust Accounts in eligible investments acquired from the underwriters.

During and after the offering, the underwriters may engage in transactions, including open market purchases and sales, to stabilize the prices of the notes.

The underwriters, for example, may over-allot the notes for the account of the underwriting syndicate to create a syndicate short position by accepting orders for more notes than are to be sold.

In general, over-allotment transactions and open market purchases of the notes for the purpose of stabilization or to reduce a short position could cause the price of a note to be higher than it might be in the absence of those transactions.

One or more of the underwriters or their affiliates may retain a material percentage of the notes for its own account. The retained notes may be resold by such underwriter or such affiliate at any time in one or more negotiated transactions at varying prices to be determined at the time of sale.

[On the closing date, some of the trust student loans that are being sold to the trust will be released from the lien of a finance facility, previously entered into by one or more of the sellers, in exchange for a partial repayment of such facility. One or more of the underwriters, or their respective affiliates may have acted as a direct, or indirect, lender of such facility.] [**Note: to be included if applicable**.]

[The depositor or an affiliate of the depositor will retain [_____] of the class ___ notes for its own account. Some or all of the retained notes may be resold by the depositor or an affiliate of the depositor at any time in one or more negotiated transactions at varying prices to be determined at the time of sale. See "*Risk Factors— Retention Of Some Or All Of The Class ___ Notes By The Depositor Or Its Affiliate May Reduce The Liquidity Of The Class ___ Notes*" in this prospectus.] [Neither the depositor nor any affiliate of the depositor has entered into a transaction to hedge the credit risk of these notes.] [The depositor] [IF AFFILIATE, PROVIDE NAME] has entered into an agreement to hedge the credit risk of the notes [HEDGE AGREEMENT TO BE DESCRIBED]. [**Note: To be included only if a tranche is retained by the depositor.**]

LISTING INFORMATION

[The notes will not be listed on any exchange.] [Application will be made for the notes to be listed on the Official List of the [Luxembourg] [Irish] Stock Exchange and to be traded on the [Luxembourg] [Irish] Stock Exchange's [Euro MTF Market]. We cannot assure you that this application will be granted. You should consult with [_____], the [Luxembourg] [Irish] listing agent for the notes, at [_____] [Luxembourg][Ireland], phone number [_____], to determine whether the notes are listed on the [Luxembourg] [Irish] Stock Exchange. Copies of the indenture, the trust agreement, the forms of the notes, the administration agreement, the servicing agreement, [each swap agreement] and the purchase and sale agreements will be available at the offices of the [Luxembourg] [Irish] paying agent, if any, or the [Luxembourg] [Irish] listing agent. Once the notes have been listed on the Official List of the [Luxembourg] [Irish] Stock Exchange, trading may be effected on the [Luxembourg] [Irish] Stock Exchange. So long as the notes are listed on the [Luxembourg] [Irish] Stock Exchange's [Euro MTF Market,] and its rules so require, notices relating to the notes, including if the spread to LIBOR applicable to the notes is changed or if the notes are delisted, will also be published in a leading newspaper having general circulation in [Luxembourg][Ireland] (which is expected to be *Luxemburger Wort)* and/or on the [Luxembourg] [Irish] Stock Exchange's website at **[http://www.bourse.lu][http://www.ise.ie]**. The [Luxembourg] [Irish] Stock Exchange will also be advised if the notes are delisted.

The notes, the indenture, [each swap agreement] and the administration agreement are governed by the laws of the State of New York. The trust agreement is governed by the laws of the State of Delaware. [Each swap agreement also contains a provision under which the parties to the related swap agreement agree to the non-exclusive jurisdiction of the New York courts.]

If the rules of the [Luxembourg] [Irish] Stock Exchange require a [Luxembourg] [Irish] paying agent, the depositor will cause one to be appointed for the notes for so long as they are listed on the Official List of the [Luxembourg] [Irish] Stock Exchange and traded on the [Luxembourg] [Irish] Stock Exchange's [Euro MTF Market]. If the notes are listed on the [Luxembourg] [Irish] Stock Exchange and definitive notes are issued and the rules of the [Luxembourg] [Irish] Stock Exchange require a [Luxembourg] [Irish] paying and transfer agent, a [Luxembourg] [Irish] paying and transfer agent will be appointed and notices will also be published in a leading newspaper having general circulation in [Luxembourg] [(which is expected to be *Luxemburger Wort*)] [Ireland] and/or on the [Luxembourg] [Irish] Stock Exchange's website at **[http://www.bourse.lu][http://www.ise.ie]**. We will maintain a [Luxembourg] [Irish] paying and transfer agent as long as required by the rules of the [Luxembourg] [Irish] Stock Exchange.

We expect the notes will be accepted for clearing and settlement through Clearstream, Luxembourg and **Euroclear** on or before the closing date.

As long as the notes are listed on the [Luxembourg] [Irish] Stock Exchange, monthly distribution reports and annual servicing and administration reports concerning the trust and its activities will be available at the office of the [Luxembourg] [Irish] paying agent, if any, or the [Luxembourg] [Irish] listing agent and may be obtained free of charge. The first of these monthly distribution reports is expected to be available on or about _____ __, 20__.

The European Union Transparency Obligations Directive is currently being finalized and may be implemented in a manner that is unduly burdensome for the trust. In particular, the trust may be required to publish financial statements in the European Union prepared in accordance with, or reconciled to, international financial reporting standards. In such circumstances the administrator may decide to seek an alternative listing for the notes on a stock exchange of international standing outside the European Union as the administrator may select after consultation with the underwriters.

As of the date hereof, none of the trust, the owner trustee, the eligible lender trustee nor the indenture trustee is involved in any litigation or arbitration proceeding relating to the issuance of the notes. The depositor is not aware of any proceedings relating to the issuance of the notes, whether pending or threatened.

The depositor has taken all reasonable care to confirm that the information contained in this prospectus is true and accurate in all material respects. In relation to the depositor, the trust, the sellers, or the notes, the depositor accepts full responsibility for the accuracy of the information contained in this prospectus. Having made all reasonable inquiries, the depositor confirms that, to the best of its knowledge, there have not been omitted material facts the omission of which would make misleading any statements of fact or opinion contained in this prospectus, when taken as a whole.

The depositor confirms that there has been no material adverse change in the assets of the trust since _____ __, 20__, which is the statistical cutoff date, and the date of the information with respect to the assets of the trust set forth in this prospectus.]

CERTAIN INVESTMENT COMPANY ACT CONSIDERATIONS

The issuing entity will be relying on an exclusion or exemption under the Investment Company Act contained in Rule 3a-7 under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is intended to be structured so as not to constitute a "covered fund" for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Act (such statutory provision together with such implementing regulations, the "Volcker Rule"). The Volcker Rule generally prohibits "banking entities" (which is broadly defined to include U.S. banks and bank holding companies and many non-U.S. banking entities, together with their respective subsidiaries and other affiliates) from (i) engaging in proprietary trading, (ii) acquiring or retaining an ownership interest in or sponsoring a "covered fund" and (iii) entering into certain relationships with such funds. The Volcker Rule became effective on July 21, 2012, and final regulations implementing

the Volcker Rule were adopted on December 10, 2013 and became effective on April 1, 2014. Conformance with the Volcker Rule and its implementing regulations is required by July 21, 2015 (subject to the possibility of up to two one-year extensions). In the interim, banking entities must make good-faith efforts to conform their activities and investments to the Volcker Rule. Under the Volcker Rule, "covered fund" includes any issuer that would be an "investment company" but for the exclusions contained in Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act. Therefore, unless jointly determined otherwise by specified federal regulators, an issuer that may rely on an exclusion or exemption from the definition of "investment company" under the Investment Company Act other than Section 3(c)(1) or Section 3(c)(7) generally will not be a covered fund. The general effects of the Volcker Rule remain uncertain. Any prospective investor in the certificates, including a U.S. or foreign bank or a subsidiary or other affiliate thereof, should consult its own legal advisors regarding such matters and other effects of the Volcker Rule.

[RATINGS OF THE NOTES]

[NOTE INFORMATION REGARDING THE RATINGS OF THE NOTES MAY INSTEAD BE FILED AS PART OF A SEPARATE FREE-WRITING PROSPECTUS.]

[The sponsor expects that the notes will receive credit ratings from [two] [three] rating agencies.

A rating addresses only the likelihood of the timely payment of stated interest and the payment of principal at final maturity, and does not address the timing or likelihood of principal distributions prior to final maturity.]

[REQUIREMENTS FOR EEA REGULATED INVESTORS AND REGULATORY CAPITAL TREATMENT OF NOTES]

[None of the sellers, the depositor or any of their respective affiliates commits: (i) to retain a material net economic interest in the securitization transaction constituted by the issue of the notes that would satisfy the retention requirement that applies to credit institutions and investment firms which are subject to the requirements of Article 405 of Regulation (EU) 575/2013 or similar retention requirements that apply, or that will apply in the future, to other types of investors or alternative investment fund managers which are incorporated in or otherwise subject to regulation in a Member State of the European Economic Area; or (ii) to take any other action which may be required by any such credit institution, investment firm or investor for the purposes of its compliance with due diligence requirements applicable to it in relation to investment in securitizations.

None of the sponsor, the administrator, the servicer, the subservicer, the depositor, the sellers, the underwriters, the eligible lender trustee, the Delaware trustee, the indenture trustee or any of their respective affiliates makes any representation to any prospective investor or purchaser of the notes regarding the regulatory capital treatment of their investment on the closing date or at any time in the future. Noteholders are responsible for analyzing their own regulatory position and are advised to consult with their own advisors regarding the suitability of the notes for investment.

Investors who are uncertain as to the requirements which apply to them in respect of their relevant jurisdiction should seek guidance from their regulator.]

[***OR THE FOLLOWING WILL BE INSERTED IF THE TRUST WILL COMPLY WITH ARTICLE 405 AND ARTICLE 17 REGARDING EEA RISK RETENTION CRITERIA.***]

[COMPLIANCE WITH ARTICLE 405(1) OF THE CAPITAL REQUIREMENTS REGULATION AND ARTICLE 17 OF THE ALTERNATIVE INVESTMENT FUND MANAGERS DIRECTIVE]

[For the purposes of Article 405(1) (together with technical standards in relation thereto adopted by the European Commission and guidelines and other materials in relation thereto published by the European Banking Authority, "Article 405(1)") of EU Regulation 575/2013 of the European Parliament and Council and Article 51 ("Article 51") of Commission Delegated Regulation 231/2013 implementing Article 17 of Directive 2011/61/EU of the European Parliament and Council, the depositor has undertaken to the trust that it will retain as originator or will cause an affiliate to retain, which affiliate shall also satisfy the criteria to be considered an originator (as such term is defined for the purpose of Article 405(1)) both on the closing date and on an on-going basis, a material net economic interest in the securitization transaction described in this offering memorandum. As of the closing date, such material net economic interest will be of the type specified in with sub-paragraph (d) of Article 405(1) and paragraph (1) sub-paragraph (d) of Article 51 and will comprise [the entire interest in the first loss tranche.] On the closing date, the principal balance of [this first loss tranche] will equal 5% of the Initial Pool Balance.

The depositor has further undertaken that:

- if the form of risk retention is changed from the type specified in sub-paragraph (d) of Article 405(1) and paragraph (1) sub-paragraph (d) of Article 51 to any other type specified in paragraph (1) of Article 51, it will act to cause the trust, or the administrator on behalf of the trust, to publish a notice of such change on the Irish Stock Exchange's website at **http://www.ise.ie**;

- the depositor will not, and it will procure that its affiliates do not, sell, hedge or otherwise mitigate its credit risk under or associated with the material net economic interest retained by it or the underlying loans, except to the extent permitted in accordance with Article 405(1) and Article 51;

- it will, or will cause the trust, or the administrator on behalf of the trust, to provide the indenture trustee confirmation of its compliance with its undertaking in respect of the retention of the material net economic interest: (1) on a monthly basis and (2) at any time upon the notification by the administrator to the depositor (a) that the administrator has determined that the performance of the notes or the risk characteristics of the notes or of the loans has materially changed or (b) following a breach of the obligations as set forth in the

agreements entered into by the depositor and the issuing entity in connection with the notes and the loans; and

- it will notify the trust and the administrator promptly of: (1) any change in the identity of the entity holding the retained net economic interest; and (2) any breach of its undertaking in respect of the retention of the material net economic interest.

After the closing date, the administrator, on behalf of the trust, will prepare monthly investor reports wherein relevant information with regard to the trust student loans will be disclosed together with a confirmation of the retention of the material net economic interest in the transaction by the depositor, or an affiliate of the depositor which is consolidated with it for accounting purposes, through the ownership of the first loss tranche.

Each prospective investor is required independently to assess and determine the sufficiency of the information described above for the purposes of complying with Article 405(1) and Article 51 and none of Navient Corporation, the sponsor, the administrator, the servicer, the depositor, any seller, the underwriters or any of their affiliates makes any representation that the information described above or elsewhere in this prospectus is sufficient in all circumstances for such purposes. In addition, each prospective investor should ensure that it complies with the interpretation given to the requirements of Article 405(1) and Article 51 by the applicable regulatory authorities in its jurisdiction. Investors who are uncertain as to the requirements which apply to them in respect of their relevant jurisdiction should seek guidance from their regulator.]

LEGAL PROCEEDINGS

[NOTE: APPLICABLE DISCLOSURE, IF ANY, TO BE INSERTED IN ACCORDANCE WITH THE REQUIREMENTS OF ITEM 1117 OF REG. AB.]

LEGAL MATTERS

The General Counsel of Navient Corporation, or any Deputy General Counsel or Associate General Counsel of Navient Solutions, Inc., acting as counsel to the sellers, the servicer, the administrator and the depositor, and Morgan, Lewis & Bockius LLP, New York, New York, as special counsel to the sellers, the trust, the servicer, the administrator, the sponsor and the depositor, will give opinions on specified legal matters for the sellers, the trust, the servicer, the administrator, the sponsor and the depositor.

Shearman & Sterling LLP will give opinions on specified federal income tax matters for the trust. Richards, Layton & Finger, P.A., as Delaware counsel for the trust, will give opinions on specified legal matters for the trust, including specified Delaware state income tax matters.

Cadwalader, Wickersham & Taft LLP and Shearman & Sterling LLP also will give opinions on specified legal matters for the underwriters.

GLOSSARY FOR PROSPECTUS

"**Adjusted Pool Balance**" means, for any distribution date,

- if the Pool Balance as of the last day of the related collection period is greater than ___% of the Initial Pool Balance, then the Adjusted Pool Balance shall be the sum of the Pool Balance, Capitalized Interest and the Specified Reserve Account Balance for that distribution date, or

- if the Pool Balance as of the last day of the related collection period is less than or equal to ___% of the Initial Pool Balance, then the Adjusted Pool Balance shall be the Pool Balance.

"**Annual ARR Fee Cap**" means, for any distribution date, $_____ per annum.

"**Annual Trustee Expense Cap**" means, for any distribution date,

- $_____ per annum in the absence of an event of default under the indenture; and

- in the event that there is an event of default on the notes (with no acceleration of the maturity of the notes) as a result of an uncured default in the observance or performance by the trust of any covenant or agreement, $_____ per annum;

provided, if either an acceleration of the notes has occurred in connection with an event of default under the indenture or another event of default under the indenture has occurred and is continuing, no Annual Trustee Expense Cap shall be applicable.

"**Available Funds**" means, for any distribution date, the sum of the following amounts received with respect to the related collection period(s):

- all collections on the trust student loans, including any guarantee payments received on the trust student loans, but net of:

  (1) any collections in respect of principal of the trust student loans applied by the trust to repurchase guaranteed loans from the guarantors under the guarantee agreements,

  (2) all amounts required by the Higher Education Act to be paid to the Department of Education or to be repaid to borrowers, whether or not in the form of a principal reduction of the applicable trust student loan, on the trust student loans for that collection period, including floor income rebate fees and consolidation loan rebate fees, and

  (3) amounts deposited into the floor income rebate account during any related collection period;

- any interest subsidy payments and special allowance payments with respect to the trust student loans during that collection period;

- all proceeds of the liquidation of defaulted trust student loans which were liquidated during that collection period in accordance with the servicer's or the subservicer's customary servicing procedures, as applicable, net of expenses incurred by the servicer or the subservicer, as the case may be, related to their liquidation and any amounts required by law to be remitted to the borrower on the liquidated student loans, and all recoveries on liquidated student loans which were written off in prior collection periods or during that collection period;

- the aggregate purchase amounts received during that collection period for those trust student loans repurchased by the depositor or purchased by the servicer, as the case may be, or for trust student loans sold to another eligible lender pursuant to the servicing agreement;

- the aggregate purchase amounts received during that collection period for those trust student loans repurchased by the sellers;

- the aggregate amounts, if any, received from the sellers, the depositor or the servicer [or the subservicer], as the case may be, as reimbursement of non-guaranteed interest amounts, or lost interest subsidy payments and special allowance payments, on the trust student loans pursuant to the sale agreement or the servicing agreement;

- amounts received by the trust pursuant to the servicing agreement during that collection period as to yield or principal adjustments;

- any interest remitted by the administrator to the collection account prior to that distribution date;

- investment earnings for that distribution date earned on amounts on deposit in each Trust Account;

- amounts transferred from the reserve account in excess of the Specified Reserve Account Balance as of that distribution date;

- once the Department of Education has netted all payments, any amounts on deposit in the floor income rebate account that were deposited into such account during the related collection periods;

- [on the _____ 20__ and _____ 20__ distribution dates, all funds then on deposit in the capitalized interest account that are transferred into the collection account on those distribution dates;]

- [amounts received from any swap counterparty for that distribution date; provided, that, in the event of a termination of a swap agreement, any related swap termination payments received will be used, to the extent required therefor, to enter into a replacement swap agreement and will not constitute Available Funds until such time as the inclusion of such amounts as a part of Available Funds satisfies the **Rating Agency Condition**;]

- [all amounts received by the trust from a cap counterparty, or otherwise under any interest rate cap agreement, for deposit into the collection account for that distribution date;] and

- on the initial distribution date, the collection account initial deposit and any amounts transferred into the collection account from the supplemental purchase account following the end of the supplemental purchase period;

provided that if on any distribution date there would not be sufficient funds, after application of Available Funds, as defined above, and application of amounts available from [the capitalized interest account and] the reserve account, to pay any of the items specified in clauses [(a), (b), (c) and (d)] under "*Description of the Notes— Distributions—Distributions from the Collection Account*" in this prospectus (but excluding clause [(d)], and including clauses [(f), (g) and (h)], if a condition exists as described in either (1) or (2) under the last paragraph of "*Description of the Notes—The Notes—The Class B Notes—Distributions of Principal*" in this prospectus), then Available Funds for that distribution date will include, in addition to Available Funds as defined above, amounts on deposit in the collection account, or amounts held by the administrator, or which the administrator reasonably estimates to be held by the administrator, for deposit into the collection account which would have constituted Available Funds for the distribution date succeeding that distribution date, up to the amount necessary to pay those items, and Available Funds for the succeeding distribution date will be adjusted accordingly.

"**Capitalized Interest**" means for any distribution date through and including the _____ 20__ distribution date:

- if neither of conditions (1) and (2) described under the last paragraph of "*Description of the Notes—The Notes—The Class B Notes—Distributions of Principal*" in this prospectus are in effect, the amount on deposit in the capitalized interest account on the distribution date following those distributions with respect to clauses (a) through (e) under "*Description of the Notes—Distributions—Distributions from the Collection Account*" in this prospectus, or

- if either of conditions (1) or (2) described under the last paragraph of "*Description of the Notes—The Notes—The Class B Notes—Distributions of Principal*" in this prospectus is in effect, the excess, if any, of (x) the amount on deposit in the capitalized interest account on the distribution date following those distributions with respect to clauses (a) through (d) under "*Description of the Notes—Distributions—Distributions from the Collection Account*" in this prospectus over (y) the Class B Noteholders' Interest Distribution Amount.

"**Class A Note Interest Shortfall**" means, for any distribution date, the sum for all of the class A notes of the excess of:

- the amount of interest that was payable on the preceding distribution date to the class A notes, over

- the amount of interest actually distributed with respect to the class A notes on that preceding distribution date,

plus interest on the amount of that excess, to the extent permitted by law, at the interest rate applicable for the class A notes from that preceding distribution date to the current distribution date.

"**Class A Noteholders' Distribution Amount**" means, for any distribution date, the sum of the Class A Noteholders' Interest Distribution Amount and the Class A Noteholders' Principal Distribution Amount for that distribution date.

"**Class A Noteholders' Interest Distribution Amount**" means, for any distribution date, the sum of:

- the amount of interest accrued at the class A note interest rate for the related accrual period on the aggregate outstanding balance of the class A notes on the applicable immediately preceding distribution date (or in the case of the initial distribution date, the closing date) after giving effect to all principal distributions to class A noteholders on preceding distribution dates; and

- the Class A Note Interest Shortfall for that distribution date.

"**Class A Noteholders' Principal Distribution Amount**" means, for any distribution date, the Principal Distribution Amount for that distribution date; provided that the Class A Noteholders' Principal Distribution Amount will not exceed the outstanding principal balance of the class A notes. In addition, on the maturity date for the class A notes, the principal required to be distributed to the class A noteholders will include the amount required to reduce the outstanding principal balance of the class A notes to zero.

"**Class B Note Interest Shortfall**" means, for any distribution date, the excess of:

- the amount of interest that was payable on the preceding distribution date to the class B notes, over

- the amount of interest actually distributed with respect to the class B notes on that preceding distribution date,

plus interest on the amount of that excess, to the extent permitted by law, at the interest rate applicable for the class B notes from that preceding distribution date to the current distribution date.

"**Class B Noteholders' Distribution Amount**" means, for any distribution date, the sum of the Class B Noteholders' Interest Distribution Amount and the Class B Noteholders' Principal Distribution Amount for that distribution date.

"**Class B Noteholders' Interest Distribution Amount**" means, for any distribution date, the sum of:

- the amount of interest accrued at the class B note interest rate for the related accrual period on the outstanding balance of the class B notes on the immediately preceding distribution date (or in the case of the first distribution date, the closing date) after giving effect to all principal distributions to class B noteholders on preceding distribution dates, and

- the Class B Note Interest Shortfall for that distribution date.

"**Class B Noteholders' Principal Distribution Amount**" means, for any distribution date, the excess of:

(1)   the Principal Distribution Amount for that distribution date, over

(2)   the Class A Noteholders' Principal Distribution Amount for that distribution date;

provided that the Class B Noteholders' Principal Distribution Amount will not exceed the principal balance of the class B notes.

In addition, on the class B maturity date, the principal required to be distributed to the class B noteholders will include the amount required to reduce the outstanding principal balance of the class B notes to zero.

"**Clearstream, Luxembourg**" means Clearstream Banking, sociéte anonyme, or any successor thereto.

"**Code**" means The Internal Revenue Code of 1986, as amended.

["**Delinquent Loan**" means a student loan whereunder the related borrower is greater than 30 days delinquent in payments due and owed.]

["**Defaulted Loan**" means a student loan whereunder the related borrower is (i) more than 270 days delinquent in payments due and owed, (ii) deceased or (iii) subject to an ongoing bankruptcy or insolvency proceeding.]

"**DTC**" means The Depository Trust Company, or any successor thereto.

["**Eligible Cap Counterparty**" means an entity engaged in the business of entering into derivative instrument contracts that meets the then published criteria of the rating agencies for a cap counterparty to be eligible to provide interest rate caps to transactions similar to this transaction, or that otherwise satisfies the Rating Agency Condition.]

["**Eligible Swap Counterparty**" means an entity, which may be an underwriter or an affiliate of an underwriter, engaged in the business of entering into derivative instrument contracts that satisfies the Rating Agency Condition.]

"**Euroclear**" means the Euroclear System in Europe, or any successor thereto.

"**FFELP**" means the Federal Family Education Loan Program.

"**Initial Pool Balance**" means the sum of the Pool Balance of the [initial] trust student loans as of the closing date and the amount deposited into [the supplemental purchase account] [and] [the pre-funding account] on the closing date.

"**Pool Balance**" means, for any date, the aggregate principal balance of the trust student loans on that date, including accrued interest that is expected to be capitalized, as such balance has been reduced through such date by:

- all payments received by the trust through that date from borrowers, the guaranty agencies and the Department of Education;

- all amounts received by the trust through that date for trust student loans repurchased by the depositor or purchased by any of the sellers, the servicer or the subservicer;

- all liquidation proceeds and Realized Losses on the trust student loans liquidated through that date;

- the amount of any adjustments to balances of the trust student loans that the servicer makes under the servicing agreement through that date; and

- the amount by which guarantor reimbursements of principal of defaulted trust student loans through that date are reduced from 100% to such other applicable percentages as are required by the risk sharing provisions of the Higher Education Act.

"**Principal Distribution Amount**" means, for any distribution date, the amount, not less than zero, by which (a) the aggregate outstanding principal balance of the notes immediately prior to such distribution date exceeds (b) the Adjusted Pool Balance for that distribution date less the Specified Overcollateralization Amount. Notwithstanding the foregoing, (i) on or after the maturity date for each class of notes, the Principal Distribution Amount shall not be less than the amount that is necessary to reduce the outstanding principal balance of such class of notes to zero, and (ii) the Principal Distribution Amount shall not exceed the aggregate outstanding principal balance of the notes as of any distribution date (before giving effect to any distributions on such distribution date).

"**Rating Agency Condition**" means the written confirmation or reaffirmation, as the case may be, from each rating agency then engaged by the sponsor to rate any class of notes that any intended action will not result in the downgrading or withdrawal of its then-current rating of such class of notes.

"**Realized Loss**" means the excess of the principal balance, including any interest that had been or had been expected to be capitalized, of any liquidated student loan over liquidation proceeds for a student loan to the extent allocable to principal, including any interest that had been or had been expected to be capitalized.

"**SEC**" means the United States Securities and Exchange Commission.

"Secretary" means the Secretary of the United States Department of Education.

["**Significance Estimate**" means, as of the closing date, with respect to the swap agreement, the reasonable good faith estimate of the maximum probable exposure of the trust to the swap counterparty, which estimate is made in the same manner as that utilized in the sponsor's internal risk management process for similar instruments.]

["**Significance Percentage**" means, as of the closing date, the percentage that the Significance Estimate represents of the notes.]

"**Significant Guarantor**" means any guaranty agency that guarantees trust student loans comprising at least 10% of the [initial] trust student loans by outstanding principal balance as of the statistical cutoff date.

"**Specified Overcollateralization Amount**" means for any distribution date, the greater of:

     (a)   _____% of the Adjusted Pool Balance for that distribution date; and

     (b) $_____.

"**Specified Reserve Account Balance**" means, for any distribution date, the greater of:

     (a)   (i) for any distribution date occurring prior to the _____ 20__ distribution date, ____% of the Pool Balance as of the close of business on the last day of the related collection period, and (ii) for any distribution date occurring on or after the _____ 20__ distribution date, ____% of the Pool Balance as of the close of business on the last day of the related collection period; and

     (b) $_____;

provided that in no event will that balance exceed the outstanding principal balance of the notes.

"**Trust Accounts**" means, collectively, the collection account, the reserve account, [the capitalized interest account,] [the pre-funding account,] [the supplemental purchase account,] [the additional loan account,] and the floor income rebate account.

"**UCC**" means the Uniform Commercial Code as in effect in the applicable state or jurisdiction.

"**United States Bankruptcy Code**" means the U.S. Bankruptcy Code, Title 11 of the United States Code, as amended from time to time.

ANNEX A

CHARACTERISTICS OF
THE [INITIAL] TRUST STUDENT LOAN POOL

The [initial] trust student loans were selected from a portfolio of student loans owned by Navient CFC, Blue Ridge Funding, VL Funding or one of their affiliates by employing several criteria, including requirements that trust student loan as of the statistical cutoff date (and with respect to each additional trust student loan, as of its related subsequent cutoff date, to be specified at the time of its sale to the trust):

- is a FFELP loan that is guaranteed as to at least (1) 100% with respect to trust student loans with an initial date of disbursement prior to October 1, 1993, (2) 98% with respect to trust student loans with an initial date of disbursement prior to July 1, 2006 and on or after October 1, 1993 or (3) 97% with respect to trust student loans with an initial date of disbursement on or after July 1, 2006, of its principal and interest by a guaranty agency under a guarantee agreement and the guaranty agency is, in turn, reinsured by the Department of Education in accordance with the FFELP under a guarantee agreement;
- contains terms in accordance with those required by the FFELP, the guarantee agreements and other applicable requirements;
- is fully disbursed;
- is not more than 270 days past due;
- does not have a borrower who is noted in the related records of the servicer as being currently involved in a bankruptcy proceeding; and
- has special allowance payments, if any, based on the 91-day Treasury bill rate or one-month LIBOR.

Unless otherwise specified, all information with respect to the [initial] trust student loans is presented herein as of _____, 20__, which is the statistical cutoff date.

The following tables provide a description of specified characteristics of the [initial] trust student loans as of the statistical cutoff date. The aggregate outstanding principal balance of the [initial] trust student loans in each of the following tables includes the principal balance due from borrowers, plus accrued interest to be capitalized of $_____ as of the statistical cutoff date.

The distribution by weighted average interest rate applicable to the [initial] trust student loans on any date following the statistical cutoff date may vary significantly from the information shown in the following tables as a result of variations in the effective rates of interest applicable to the [initial] trust student loans and in rates of principal reduction. Moreover, the information below about the weighted average remaining term to maturity of the [initial] trust student loans as of the statistical cutoff date may vary significantly from the actual term to maturity of any of the [initial] trust student loans as a result of prepayments or the granting of deferment and forbearance periods.

The following tables also contain information concerning the total number of loans and the total number of borrowers in the portfolio of [initial] trust student loans.

Percentages and dollar amounts in any table may not total 100% of the [initial] trust student loan balance, as applicable, due to rounding.

COMPOSITION OF THE [INITIAL] TRUST STUDENT LOANS
AS OF THE STATISTICAL CUTOFF DATE

Aggregate Outstanding Principal Balance.. $

    Aggregate Outstanding Principal Balance – Treasury Bill .... $

    Percentage of Aggregate Outstanding Principal Balance – Treasury Bill...................... %

    Aggregate Outstanding Principal Balance – One-Month LIBOR .... $

    Percentage of Aggregate Outstanding Principal Balance – One-Month LIBOR .... %

    [Aggregate Outstanding Principal Balance – Treasury Bill Other] .... $

    [Percentage of Aggregate Outstanding Principal Balance – Treasury Bill Other].......... %

Number of Borrowers ....

Average Outstanding Principal Balance Per Borrower.. $

Number of Loans..

Average Outstanding Principal Balance Per Loan – Treasury Bill .... $

Average Outstanding Principal Balance Per Loan – One-Month LIBOR.................................. $

Weighted Average Remaining Term to Scheduled Maturity.. ___ months

Weighted Average Annual Interest Rate .... %

[Aggregate Outstanding Principal Balance of Rehabilitated Loans] .... $

[Percentage of Aggregate Outstanding Principal Balance of Rehabilitated Loans].................. %

[Percent of Stafford Loans]

[Percent of PLUS Loans]

[Percent of Consolidation Loans]

[Aggregate Outstanding Principal Balance—Stafford]

[Aggregate Outstanding Principal Balance—PLUS]

[Aggregate Outstanding Principal Balance—Consolidation]

We determined the weighted average remaining term to maturity shown in the table from the statistical cutoff date to the stated maturity date of the applicable [initial] trust student loan without giving effect to any deferment or forbearance periods that may be granted in the future. See "*Appendix A—Federal Family Education Loan Program*" in this prospectus.

The weighted average annual borrower interest rate shown in the table is exclusive of special allowance payments. As ____% of the [initial] trust student loans' special allowance payments are indexed to the 91-day Treasury bill rate, the weighted average spread for special allowance payments to the 91-day Treasury bill rate was ____% as of the statistical cutoff date.

For these purposes, the 91-day Treasury bill rate is the weighted average per annum discount rate, expressed on a bond equivalent basis and applied on a daily basis, for direct obligations of the United States with a maturity of thirteen weeks, as reported by the U.S. Department of the Treasury.

Except as otherwise specified below, special allowance payments will be calculated by reference to the one-month LIBOR index. The weighted average spread

for special allowance payments to the one-month LIBOR index was ____% as of the statistical cutoff date. See "*Federal Family Education Loan Program—Special Allowance Payments*" in Appendix A to this prospectus.

[The category "Treasury Bill Other" in the table above represents the Health Education Assistance Loan Program (which we refer to as "HEAL" and the loans originated under such program as "HEAL Loans") portion of any consolidation loans made under the FFELP which consolidated one or more Stafford Loans, SLS Loans and/or PLUS Loans with one or more student loans originated under the HEAL Program. These consolidation loans are guaranteed as to principal and interest by a guaranty agency and reinsured by the Department of Education. The HEAL portion of any consolidation loan is not eligible to receive special allowance payments or interest subsidy payments. The interest rate on the HEAL Loan segment of any such consolidation loan is variable and is reset each July 1, based upon the average bond equivalent rate for 91-day Treasury bills auctioned during the three months ending June 30, plus 3.0%. In addition, the applicable interest rate on the HEAL Loan segment of any such consolidation loan is not subject to any cap on the interest rate.] **[Note: If any HEAL Loan or other type of federally guaranteed student loan is included as part of a particular trust's assets, the applicable program, and a discussion of the specific guarantee mechanics, will be described in the related prospectus; provided that, no student loans originated under any such additional program will be sold to the trust if they are less than 97% federally guaranteed.]**

DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS BY LOAN TYPE AS OF THE STATISTICAL CUTOFF DATE

Loan Type	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
Unsubsidized Stafford Loans		$	%
Subsidized Stafford Loans			
SLS Loans..			
PLUS Loans			
Consolidation Loans..................................			
Total		$	100.0%

DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS BY SCHOOL TYPE AS OF THE STATISTICAL CUTOFF DATE

School Type	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
4-year Institution..		$	%
2-year Institution..			
Proprietary/Vocational...............................			
Unidentified			
Total		$	100.0%

DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS
BY BORROWER INTEREST RATES AS OF THE STATISTICAL
CUTOFF DATE

Interest Rates	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
Less than or equal to 3.00%		$	%
3.01% to 3.50%..			
5.51% to 6.00%..			
6.51% to 7.00%..			
7.51% to 8.00%..			
8.01% to 8.50%..			
Equal to or greater than 8.51%			
Total		$	100.0%

We have determined the interest rates shown in the table above using the interest rates applicable to the [initial] trust student loans as of the statistical cutoff date. Because some of the [initial] trust student loans bear interest at variable rates of interest that reset annually effective as of July 1 of each year, and because, as a general matter, loans with different interest rates are likely to be repaid at different rates, this information will not remain applicable to the [initial] trust student loans in the future. See "*Appendix A—Federal Family Education Loan Program*" in this prospectus.

DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS BY OUTSTANDING PRINCIPAL BALANCE PER BORROWER AS OF THE STATISTICAL CUTOFF DATE

Range of Outstanding Principal Balance	Number of Borrowers	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
Less than $5,000.00...................................		$	%
$ 5,000.00-$9,999.99			
$10,000.00-$14,999.99			
$15,000.00-$19,999.99			
$20,000.00-$24,999.99			
$25,000.00-$29,999.99			
$30,000.00-$34,999.99			
$35,000.00-$39,999.99			
$40,000.00-$44,999.99			
$45,000.00-$49,999.99			
$50,000.00-$54,999.99			
$55,000.00-$59,999.99			
$60,000.00-$64,999.99			
$65,000.00-$69,999.99			
$70,000.00-$74,999.99			
$75,000.00-$79,999.99			
$80,000.00-$84,999.99			
$85,000.00-$89,999.99			
$90,000.00-$94,999.99			
$95,000.00-$99,999.99			
$100,000.00 and above			
Total			100.0%

DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS BY DELINQUENCY STATUS AS OF THE STATISTICAL CUTOFF DATE

Number of Days Delinquent	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
0 to 30		$	%
31 to 60			
61 to 90			
91 to 120			
121 to 150			
151 to 180			
181 to 210			
211 to 240			
241 to 270			
Total		$	100.0%

DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS
BY REMAINING TERM TO SCHEDULED MATURITY
AS OF THE STATISTICAL CUTOFF DATE

Number of Months Remaining to Scheduled Maturity	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
0 to 3		$	%
4 to 12			
13 to 24			
25 to 36			
37 to 48			
49 to 60			
61 to 72			
73 to 84			
85 to 96			
97 to 108			
109 to 120			
121 to 132			
133 to 144			
145 to 156			
157 to 168			
169 to 180			
181 to 192			
193 to 204			
205 to 216			
217 to 228			
229 to 240			
241 to 252			
253 to 264			
265 to 276			
277 to 288			
289 to 300			
301 to 312			
313 to 324			*
325 to 336			*
337 to 348			*
349 to 360			*
361 and above			*
Total			100.0%

_____

*   Represents a percentage greater than 0% but less than 0.05%.

DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS
BY CURRENT BORROWER PAYMENT STATUS
AS OF THE STATISTICAL CUTOFF DATE

Current Borrower Payment Status	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
In-School		$	%
Grace			
Deferment			
Forbearance...			
Repayment			
First year in repayment			
Second year in repayment			
Third year in repayment			
More than 3 years in repayment ...			
Total			100.0%

Current borrower payment status refers to the status of the borrower of each [initial] trust student loan as of the statistical cutoff date. The borrower:

- may still be attending – *in school*;

- may be in a grace period after completing school and prior to repayment commencing – grace;

- may have temporarily ceased repaying the loan through a deferment or a forbearance period; or

- may be currently required to repay the loan – repayment.

See "*Appendix A—Federal Family Education Loan Program*" in this prospectus.

The weighted average number of months in repayment for all [initial] trust student loans currently in repayment is approximately ___, calculated as the term to maturity at the commencement of repayment less the number of months remaining to scheduled maturity as of the statistical cutoff date.

SCHEDULED WEIGHTED AVERAGE REMAINING MONTHS IN STATUS OF THE [INITIAL] TRUST STUDENT LOANS BY CURRENT BORROWER PAYMENT STATUS AS OF THE STATISTICAL CUTOFF DATE

	Scheduled Remaining Months in Status				
Current Borrower Payment Status	**In-School**	**Grace**	**Deferment**	**Forbearance**	**Repayment**
In-School					
Grace					
Deferment					
Forbearance..					
Repayment..					

We have determined the scheduled weighted average remaining months in status shown in the table above without giving effect to any deferment or forbearance periods that may be granted in the future. See "*Appendix A—Federal Family Education Loan Program*" in this prospectus.

GEOGRAPHIC DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS AS OF THE STATISTICAL CUTOFF DATE

State	**Number of Loans**	**Aggregate Outstanding Principal Balance**	**Percent of Pool by Outstanding Principal Balance**
Alabama …………………………………..		$	%
Alaska …………………………………..			
Arizona …………………………………..			
Arkansas ………………………………….			
California………………………………….			
Colorado …………………………………			
Connecticut ………………………………			
Delaware………………………………….			
District of Columbia ……………………			
Florida …………………………………..			
Georgia …………………………………..			
Hawaii …………………………………..			
Idaho …………………………………..			
Illinois …………………………………..			
Indiana …………………………………..			
Iowa …………………………………..			
Kansas …………………………………..			
Kentucky………………………………….			
Louisiana…………………………………			
Maine …………………………………..			
Maryland …………………………………			
Massachusetts …………………………..			
Michigan …………………………………			
Minnesota………………………………..			
Mississippi ………………………………			
Missouri …………………………………			
Montana …………………………………			
Nebraska…………………………………			
Nevada …………………………………..			

State	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
New Hampshire			
New Jersey			
New Mexico			
New York			
North Carolina			
North Dakota			
Ohio			
Oklahoma			
Oregon			
Pennsylvania			
Rhode Island			
South Carolina			
South Dakota			
Tennessee			
Texas			
Utah			
Vermont			
Virginia			
Washington			
West Virginia			
Wisconsin			
Wyoming			
Other			
Total			100.0%

We have based the geographic distribution shown in the table above on the billing addresses of the borrowers of the [initial] trust student loans shown on the servicer's records as of the statistical cutoff date.

Each of the trust student loans provides or will provide for the amortization of its outstanding principal balance over a series of regular payments. Except as described below, each regular payment consists of an installment of interest which is calculated on the basis of the outstanding principal balance of the trust student loan. The amount received is applied first to interest accrued to the date of payment and the balance of the payment, if any, is applied to reduce the unpaid principal balance. Accordingly, if a borrower pays a regular installment before its scheduled due date, the portion of the payment allocable to interest for the period since the preceding payment was made will be less than it would have been had the payment been made as scheduled, and the portion of the payment applied to reduce the unpaid principal balance will be correspondingly greater. Conversely, if a borrower pays a monthly installment after its scheduled due date, the portion of the payment allocable to interest for the period since the preceding payment was made will be greater than it would have been had the payment been made as scheduled, and the portion of the payment applied to reduce the unpaid principal balance will be correspondingly less. In addition, if a borrower pays a monthly installment after its scheduled due date, the borrower may owe a fee on that late payment. If a late fee is applied, that payment will be applied first to the applicable late fee, second to interest and third to principal. As a result, the portion of the payment

applied to reduce the unpaid principal balance may be less than it would have been had the payment been made as scheduled.

In either case, subject to any applicable deferment periods or forbearance periods, and except as provided below, the borrower pays a regular installment until the final scheduled payment date, at which time the amount of the final installment is increased or decreased as necessary to repay the then outstanding principal balance of that trust student loan.

Each of the sellers makes available, through the servicer, to borrowers of student loans it holds, payment terms that may result in the lengthening of the remaining term of the student loans. For example, not all of the loans owned by the sellers provide for level payments throughout the repayment term of the loans. Some student loans provide for interest only payments to be made for a designated portion of the term of the loans, with amortization of the principal of the loans occurring only when payments increase in the latter stage of the term of the loans. Other loans provide for a graduated phase in of the amortization of principal with a greater portion of principal amortization being required in the latter stages than would be the case if amortization were on a level payment basis. Each of the sellers also offers through the servicer an income-sensitive repayment plan, under which repayments are based on the borrower's income. Under that plan, ultimate repayment may be delayed up to 15 years. Borrowers under trust student loans will continue to be eligible for the graduated payment and income-sensitive repayment plans. See *"The Companies' Student Loan Financing Business"* in this prospectus.

The following tables provide certain information about [initial] trust student loans subject to the repayment terms described in the preceding paragraphs.

DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS BY REPAYMENT TERMS AS OF THE STATISTICAL CUTOFF DATE

Loan Repayment Terms	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
Level Repayment[1]		$	%
Other Repayment Options[2]			
Total			100.0%

_____

(1) Also includes in-school and in-grace loans.

(2) May include, among others, graduated repayment loans, income sensitive and interest-only period loans.

The servicer, at the request of the sellers or the depositor and on behalf of the trust, may in the future offer repayment terms similar to those described above to borrowers of loans in the trust who are not entitled to these repayment terms as of the statistical cutoff date. If such repayment terms are offered to and accepted by borrowers, the weighted average life of the securities could be lengthened.

The following table provides information about the [initial] trust student loans regarding date of disbursement.

**DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS
BY DATE OF DISBURSEMENT AS OF
THE STATISTICAL CUTOFF DATE**

Disbursement Date	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
September 30, 1993 and earlier		$	%
October 1, 1993 through June 30, 2006			
July 1, 2006 through September 30, 2007.			
October 1, 2007 and later			
Total			100.0%

Guaranty Agencies for the Trust Student Loans. The eligible lender trustee has entered into a separate guarantee agreement with each of the guaranty agencies listed below, under which each of the guarantors has agreed to serve as guarantor for specified [initial] trust student loans.

The following table provides information with respect to the portion of the [initial] trust student loans guaranteed by each guarantor.

DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS
BY GUARANTY AGENCY AS OF
THE STATISTICAL CUTOFF DATE

Name of Guaranty Agency	Number of Loans	Aggregate Outstanding Principal Balance $	Percent of Pool by Outstanding Principal Balance %
Total			100.0%

_____

* Represents a percentage greater than 0% but less than 0.05%.

SIGNIFICANT GUARANTOR INFORMATION

The information shown for the Significant Guarantors relates to all student loans, including, but not limited to, [initial] trust student loans, guaranteed by the Significant Guarantors.

We obtained the following information from various sources, including from the related Significant Guarantor and/or from the Department of Education.

SIGNIFICANT GUARANTOR(S)

[THE FOLLOWING IS AN ILLUSTRATION OF SIGNIFICANT GUARANTOR INFORMATION DISCLOSURE REGARDING EACH SIGNIFICANT GUARANTOR, IF ANY, AND ITS GUARANTEE VOLUME, RESERVE RATIO, AND CLAIMS RATE THAT WILL BE INCLUDED IN EACH PROSPECTUS.]

[GUARANTOR NAME]

[GUARANTOR NAME] ("Guarantor") was organized as a [_____] under the law of the State of [_____] in 19[__]. In accordance with its [formation documents], Guarantor: (i) maintains facilities for the provision of guarantee services with respect to approved education loans made to or for the benefit of eligible students attending approved educational institutions; (ii) guaranteed education loans made pursuant to certain loan programs under the Higher Education Act, as well as loans made under certain private loan programs; and (iii) serves as the designated guarantor for education-loan programs under the Higher Education Act of 1965, as amended ("the Act") in [STATES AND LOCATIONS OF ACTIVITY].

[DESCRIPTION OF COMPANY]

Guaranty Volume. The guaranty volume is the approximate net principal amount of FFELP loans (excluding Federal Consolidation Loans) guaranteed by Guarantor. Guarantor's guaranty volume for the last five fiscal years for which information has been published by the U.S. Department of Education is as follows:

	Reserve Ratio				
	Federal Fiscal Year				
Guarantor	**2010**	**2011**	**2012**	**2013**	**2014**
[Guarantor Name]					

Guarantor's "recovery rate," which provides a measure of the effectiveness of the collection efforts against defaulted borrowers after the guarantee claim has been satisfied, is determined by dividing the amount recovered from borrowers by Guarantor during the fiscal year by the aggregate amount of default claims paid by Guarantor

outstanding at the end of the prior fiscal year. For the last five fiscal years, the "recovery rate" was as follows:

	Recovery Rate				
	Federal Fiscal Year				
Guarantor	**2010**	**2011**	**2012**	**2013**	**2014**
[Guarantor Name]					

Guarantor's ["uncovered rate"] represents the percentage of claims purchased from lenders but not covered by reinsurance. For the last five fiscal years, the "uncovered rate" was as follows:

	Uncovered Rate				
	Federal Fiscal Year				
Guarantor	**2010**	**2011**	**2012**	**2013**	**2014**
[Guarantor Name]					

In addition, Guarantor's "claims rate" represents the percentage of federal reinsurance claims paid by the Secretary during any fiscal year, less amounts remitted to the Secretary for defaulted loans that are rehabilitated relative to Guarantor's existing portfolio of loans in repayment at the end of the prior fiscal year. For the last five fiscal years, the "claims rate" was as follows:

	Claims Rate				
	Federal Fiscal Year				
Guarantor	**2010**	**2011**	**2012**	**2013**	**2014**
[Guarantor Name]					

EXHIBIT I

PREPAYMENTS, EXTENSIONS, WEIGHTED AVERAGE LIVES AND EXPECTED MATURITIES OF THE NOTES

[The following information describes two models (CLR and CPR), one or both of which will be used to calculate the weighted average lives and expected maturities of the notes in the relevant prospectus.]

Prepayments on pools of student loans can be measured or calculated based on a variety of prepayment models. The models used to calculate these prepayments are the constant prepayment rate (or "CPR") model and the consolidation loan ramp (or "CLR") model. The following paragraphs are based on our expectations for how we believe prepayments may occur based on the criteria below.

The CPR Model

The CPR model is based on prepayments assumed to occur at a constant percentage rate. CPR is stated as an annualized rate and is calculated as the percentage of the loan amount outstanding at the beginning of a period (including accrued interest to be capitalized), after applying scheduled payments, that are paid during that period. The CPR model assumes that student loans will prepay in each month according to the following formula:

Monthly Prepayments = Balance After Scheduled Payments x $(1-(1-CPR)^{1/12})$

Accordingly, monthly prepayments assuming a $1,000 balance after scheduled payments would be as follows for the percentages of CPR listed below:

CPR	0%	[2%]	[4%]	[6%]	[8%]
Monthly Prepayment	$0.00	$	$	$	$

The CLR Model

The CLR model assumes that:

- student loans will prepay at a CPR of $1/15$ of 1.0% one month after origination;

- the CPR will increase by a rate of $1/15$ of 1.0% per month through the 119th month after origination; and

- the CPR will be constant at 8% per annum in the 120th month after origination and in all subsequent months.

This assumption is called "100% CLR." For example, at 100% CLR, student loans with a loan age of 72 months are assumed to prepay at 4.80% CPR; at 50% CLR,

student loans with a loan age of 48 months are assumed to prepay at 1.60% CPR; at 200% CLR, student loans with a loan age of 96 months are assumed to prepay at 12.80% CPR; and so forth. The following table illustrates the CPR in effect for the indicated months of seasoning at various percentages of CLR.

Constant Prepayment Rate

	Number of Months Seasoning				
Percentage of CLR	**24**	**48**	**72**	**96**	**120**
50%..					
100%..					
150%..					
200%..					

Neither the CPR model nor the CLR model purports to describe historical prepayment experience or to predict the prepayment rate of any actual student loan pool. The student loans will not prepay at any constant CPR or any constant percentage of CLR, nor will all of the student loans prepay at the same rate. You must make an independent decision regarding the appropriate principal prepayment scenarios to use in making any investment decision.

Additional Assumptions

For purposes of calculating the information presented in the tables below, it is assumed, among other things, that:

- the statistical cutoff date for the trust student loans is _____, 20__;

- the closing date will be _____, 20__;

- the trust student loans (as grouped within the "rep lines" described below) with deferment, forbearance or repayment status are in repayment (with accrued interest having been capitalized upon entering repayment);

- no trust student loan moves from repayment to any other status;

- no delinquencies, defaults or borrower benefits occur on any of the trust student loans, no repurchases for breaches of representations, warranties or covenants occur and all borrower payments are collected in full;

- there are government payment delays of 60 days for interest subsidy and special allowance payments;

- index levels for calculation of borrower and government payments are:

  - a 91-day Treasury bill rate of ____%, and

  - a one-month LIBOR rate of ____%;

- [no funds are deposited into the supplemental purchase account;]

- distributions begin on _____, 20__, and payments are made monthly on the 25th day of every month thereafter, whether or not the 25th is a business day;

- the interest rate for each class of outstanding notes at all times will be equal to:

  o class A-1 notes: ____%;

  o class A-2A notes: ____%;

  o class A-2B notes: ____%;

  o class A-3 notes: ____%; and

  o class B notes: ____%;

- an administration fee equal to $_____ is paid monthly by the trust to the administrator, beginning in _____ 20__;

- the primary servicing fee for a trust student loan will be calculated on a unit basis and will equal (i) $____ per month per borrower for trust student loans that are in in-school status, (ii) $____ per month per borrower for trust student loans that are in grace status and (iii) $____ per month per borrower for all other trust student loans. For purposes of calculating the primary servicing fee for any month, a trust student loan's current payment status will be determined as of the last day of the preceding calendar month. In the event a borrower has more than one trust student loan and those loans are in different payment statuses, the monthly servicing fee will be paid at the higher unit rate. In no event, however, will the primary servicing fee for any month exceed 1/12 of ____% of the aggregate outstanding principal balance of the trust student loans, calculated as of the closing date or the last day of the preceding calendar month, as the case may be;

- the reserve account has an initial balance equal to $_____ and at all times a balance equal to the greater of (1) (a) for any distribution date occurring prior to the _____ 20__ distribution date, ____% of the Pool Balance, and (b) for any distribution date occurring on or after the _____ 20__ distribution date, ____% of the Pool Balance and (2) $_____;

- the collection account has an initial balance equal to $0;

- the initial collection period begins as of the statistical cutoff date and all payments are assumed to be made on the 15th of the month, and amounts on deposit in the collection account, including reinvestment income earned on such account in the previous month, are reinvested in eligible investments at the assumed reinvestment rate of ____% per annum through the end of the collection period or the related distribution date, as applicable;

- amounts on deposit in the reserve account and the floor income rebate account are reinvested in eligible investments at the assumed reinvestment rate of ____% per annum from the previous distribution date (or in the case of the first distribution date, the closing date) through the current distribution date;

- prepayments on the trust student loans are applied monthly in accordance with [CPR] [CLR], as described above;

- [under the interest rate swap agreement[s], the trust will pay a LIBOR-based floating rate of interest in exchange for a fixed rate of interest with respect to the [class A-2B notes];]

- an optional redemption by the servicer occurs on the distribution date immediately following the collection period during which the Pool Balance equals or falls below 10% of the Initial Pool Balance; and

- the pool of trust student loans consists of [_____] representative loans ("rep lines"), which have been created for modeling purposes from individual trust student loans based on combinations of similar individual student loan characteristics, which include, but are not limited to, loan status, interest rate, loan type, index, margin, rate cap and remaining term to maturity.

- [**OTHER ASSUMPTIONS TO BE ADDED AS APPLICABLE**]

The following tables have been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the rep lines, which will differ from the characteristics and performance of the actual pool of trust student loans) and should be read in conjunction therewith. In addition, the diverse characteristics, remaining terms and loan ages of the trust student loans could produce slower or faster principal payments than indicated in the following tables, even if the dispersions of weighted average characteristics, remaining terms and loan ages are the same as the assumed characteristics, remaining terms and loan ages.

CLR Tables

The following tables show the weighted average remaining lives, expected maturity dates and percentages of original principal remaining of each class of notes at various percentages of CLR from the closing date until the optional redemption date.

**Weighted Average Lives and Expected Maturities of the Notes
at Various CLR Percentages**

Weighted Average Life (years)[(1)]	[0%]	[2%]	[4%]	[6%]	[8%]	[10%]	[12%]
Class A-1 Notes.....							
Class A-2A Notes ..							
Class A-2B Notes ..							
Class A-3 Notes.....							
Class B Notes							

Expected Maturity Date							
Class A-1 Notes.....							
Class A-2A Notes ..							
Class A-2B Notes ..							
Class A-3 Notes.....							
Class B Notes							

_____

Class A-1 Notes

**Percentages Of Original Principal Of The Notes Remaining At Certain
Distribution Dates At Various CLR Percentages**

Distribution Date	[0]%	[4]%	[8]%	[12]%	[16]%
Closing Date	100%	100%	100%	100%	100%
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					

Class A-2A Notes

Percentages Of Original Principal Of The Notes Remaining At Certain Distribution Dates At Various CLR Percentages

Distribution Date	[0]%	[4]%	[8]%	[12]%	[16]%
Closing Date	100%	100%	100%	100%	100%
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					

Class A-2B Notes

Percentages Of Original Principal Of The Notes Remaining At Certain Distribution Dates At Various CLR Percentages

Distribution Date	[0]%	[4]%	[8]%	[12]%	[16]%
Closing Date	100%	100%	100%	100%	100%
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					

Class A-3 Notes

Percentages Of Original Principal Of The Notes Remaining At Certain Distribution Dates At Various CLR Percentages

Distribution Date	[0]%	[4]%	[8]%	[12]%	[16]%
Closing Date	100%	100%	100%	100%	100%
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					

Class B Notes

**Percentages Of Original Principal Of The Notes Remaining At Certain
Distribution Dates At Various CLR Percentages**

Distribution Date	[0]%	[4]%	[8]%	[12]%	[16]%
Closing Date	100%	100%	100%	100%	100%
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					
_____ 20__					

CPR Tables

The following tables show the weighted average remaining lives, expected maturity dates and percentages of original principal of each class of the notes at various percentages of CPR from the closing date until the optional redemption date.

**Weighted Average Lives and Expected Maturities of the Notes
at Various CPR Percentages**

Weighted Average Life (years)[1]	[0%]	[2%]	[4%]	[6%]	[8%]	[10%]	[12%]
Class A-1 Notes.....							
Class A-2A Notes ..							
Class A-2B Notes ..							
Class A-3 Notes.....							
Class B Notes........							

Expected Maturity Date							
Class A-1 Notes.....							
Class A-2A Notes ..							
Class A-2B Notes ..							
Class A-3 Notes.....							
Class B Notes........							

_____

[1] The weighted average life of the notes (assuming a 360-day year consisting of twelve 30-day months) is determined by: (1) multiplying the amount of each principal payment on the applicable class of notes by the number of years from the closing date to the related distribution date, (2) adding the results, and (3) dividing that sum by the aggregate principal amount of the applicable class of notes as of the closing date.

Class A-1 Notes
Percentages Of Original Principal Of The Notes Remaining At Certain Distribution Dates At Various CPR Percentages

Distribution Date	[0%]	[2%]	[4%]	[6%]	[8%]	[10%]	[12%]
Closing Date......................	100%	100%	100%	100%	100%	100%	100%

Class A-2A Notes
Percentages Of Original Principal Of The Notes Remaining At Certain Distribution Dates At Various CPR Percentages

Distribution Date	[0%]	[2%]	[4%]	[6%]	[8%]	[10%]	[12%]
Closing Date......................	100%	100%	100%	100%	100%	100%	100%

Class A-2B Notes
Percentages Of Original Principal Of The Notes Remaining At Certain Distribution Dates At Various CPR Percentages

Distribution Date	[0%]	[2%]	[4%]	[6%]	[8%]	[10%]	[12%]
Closing Date......................	100%	100%	100%	100%	100%	100%	100%

Class A-3 Notes

Percentages Of Original Principal Of The Notes Remaining At Certain Distribution Dates At Various CPR Percentages

Distribution Date	[0%]	[2%]	[4%]	[6%]	[8%]	[10%]	[12%]
Closing Date......................	100%	100%	100%	100%	100%	100%	100%

Class B Notes

Percentages Of Original Principal Of The Notes Remaining At Certain Distribution Dates At Various CPR Percentages

Distribution Date	[0%]	[2%]	[4%]	[6%]	[8%]	[10%]	[12%]
Closing Date......................	100%	100%	100%	100%	100%	100%	100%

Federal Family Education Loan Program

On March 30, 2010, the President of the United States signed into law the Health Care and Education Reconciliation Act of 2010 ("HCERA") which terminated the Federal Family Education Loan Program, known as the FFELP, under Title IV of the Higher Education Act, as of July 1, 2010. This appendix presents a summary of the FFELP prior to its termination date. The new law does not alter or affect the terms and conditions of existing student loans made under the FFELP prior to July 1, 2010.

General

The FFELP provides for loans to students who were enrolled in eligible institutions, or to parents of dependent students, to finance their educational costs. As further described below, payment of principal and interest on the student loans is insured by a state or not-for-profit guaranty agency against:

- default of the borrower;

- the death, bankruptcy or permanent, total disability of the borrower;

- closing of the borrower's school prior to the end of the academic period;

- false certification by the borrower's school of his eligibility for the loan; and

- an unpaid school refund.

Claims are paid from federal assets, known as "federal student loan reserve funds," which are maintained and administered by state and not-for-profit guaranty agencies. In addition the holders of student loans are entitled to receive interest subsidy payments and special allowance payments from the United States Department of Education (which we refer to as the Department of Education) on eligible student loans.

Special allowance payments raise the interest rate of return to student loan lenders when the statutory borrower interest rate is below an indexed market value. Subject to certain conditions, a program of federal reinsurance under the Higher Education Act entitles guaranty agencies to reimbursement from the Department of Education for between 75% and 100% of the amount of each guarantee payment.

Four types of student loans were authorized under the Higher Education Act:

- Subsidized Stafford Loans to students who demonstrate requisite financial need;

- Unsubsidized Stafford Loans to students who either do not demonstrate financial need or require additional loans to supplement their Subsidized Stafford Loans;

- Parent Loans for Undergraduate Students, known as "PLUS Loans," to parents of dependent students whose estimated costs of attending school exceed other available financial aid; and

- Consolidation Loans, which consolidate into a single loan a borrower's obligations under various federally authorized student loan programs.

Before July 1, 1994, the Higher Education Act also authorized loans called "Supplemental Loans to Students" or "SLS Loans" to independent students and, under some circumstances, dependent undergraduate students, to supplement their Subsidized Stafford Loans. The Unsubsidized Stafford Loan program replaced the SLS program.

This appendix and the prospectus describe or summarize the material provisions of Title IV of the Higher Education Act, the FFELP and related statutes and regulations. They, however, are not complete and are qualified in their entirety by reference to each actual statute and regulation. Both the Higher Education Act and the related regulations have been the subject of extensive amendments. We cannot predict whether future amendments or modifications might materially change any of the programs described in this appendix or the statutes and regulations that implement them.

Legislative Matters

The federal student loan programs are subject to frequent statutory and regulatory changes. The most significant change to the FFELP was with the enactment of the HCERA, which terminated the FFELP as of July 1, 2010.

On December 23, 2011, the President of the United States signed the Consolidated Appropriations Act of 2012 into law. This law includes changes that permit FFELP lenders or beneficial holders to change the index on which the special allowance payments are calculated for FFELP loans first disbursed on or after January 1, 2000. The law allows owners of FFELP loans to elect to change the applicable index from the three-month commercial paper rate to the one-month LIBOR index. Such elections must be made by April 1, 2012. Unless otherwise stated in this prospectus, such election was made with respect to the trust student loans underlying your notes.

We cannot predict whether further changes will be made to the Higher Education Act in future legislation or the effect of such additional legislation on the sponsor's student loan program or the trust student loans.

Eligible Lenders, Students and Educational Institutions

Lenders who were eligible to make loans under the FFELP generally included banks, savings and loan associations, credit unions, pension funds and, under some conditions, schools and guarantors. A student loan may be made to, or on behalf of, a "qualified student." A "qualified student" is an individual who

- is a United States citizen, national or permanent resident;

- has been accepted for enrollment or is enrolled and is maintaining satisfactory academic progress at a participating educational institution;

- is carrying at least one-half of the normal full-time academic workload for the course of study the student is pursuing; and

- meets the financial need requirements for the particular loan program.

Eligible schools include institutions of higher education, including proprietary institutions, meeting the standards provided in the Higher Education Act. For a school to participate in the program, the Department of Education must approve its eligibility under standards established by regulation.

Financial Need Analysis

Subject to program limits and conditions, student loans generally were made in amounts sufficient to cover the student's estimated costs of attending school, including tuition and fees, books, supplies, room and board, transportation and miscellaneous personal expenses as determined by the institution. Generally, each loan applicant (and parents in the case of a dependent child) underwent a financial need analysis.

Special Allowance Payments

The Higher Education Act provides for quarterly special allowance payments to be made by the Department of Education to holders of student loans to the extent necessary to ensure that they receive at least specified market interest rates of return. The rates for special allowance payments depend on formulas that vary according to the type of loan, the date the loan was made and the type of funds, tax-exempt or taxable, used to finance the loan. The Department of Education makes a special allowance payment for each calendar quarter, generally within 45 to 60 days after the receipt of a bill from the lender.

The special allowance payment equals the average unpaid principal balance, including interest which has been capitalized, of all eligible loans held by a holder during the quarterly period multiplied by the special allowance percentage.

For student loans disbursed before January 1, 2000, the special allowance percentage is computed by:

(1) determining the average of the bond equivalent rates of 91-day Treasury bills auctioned for that quarter;

(2) subtracting the applicable borrower interest rate;

(3) adding the applicable special allowance margin described in the table below; and

(4) dividing the resultant percentage by 4.

If the result is negative, the special allowance payment is zero.

Date of First Disbursement	Special Allowance Margin
Before 10/17/86	3.50%
From 10/17/86 through 09/30/92 ...	3.25%
From 10/01/92 through 06/30/95 ...	3.10%
From 07/01/95 through 06/30/98 ...	2.50% for Stafford Loans that are in In-School, Grace or Deferment 3.10% for Stafford Loans that are in Repayment and all other loans
From 07/01/98 through 12/31/99 ...	2.20% for Stafford Loans that are in In-School, Grace or Deferment 2.80% for Stafford Loans that are in Repayment and Forbearance 3.10% for PLUS, SLS and Consolidation Loans

For student loans disbursed after January 1, 2000, the special allowance percentage is computed by:

(1) determining the average of the bond equivalent rates of 3-month commercial paper (financial) rates or one-month London Inter-Bank Offered Rates (LIBOR), as applicable, quoted for that quarter;

(2) subtracting the applicable borrower interest rate;

(3) adding the applicable special allowance margin described in the table below; and

(4) dividing the resultant percentage by 4.

If the result is negative, the special allowance payment is zero.

Date of First Disbursement	Special Allowance Margin
From 01/01/00 through 09/30/07 ...	1.74% for Stafford Loans that are in In-School, Grace or Deferment 2.34% for Stafford Loans that are in Repayment and Forbearance 2.64% for PLUS and Consolidation Loans
From 10/01/07 and after	1.19% for Stafford Loans that are In-School, Grace or Deferment 1.79% for Stafford Loans that are in Repayment and PLUS 2.09% for Consolidation Loans

For student loans disbursed on or after April 1, 2006, lenders are required to pay the Department of Education any interest paid by borrowers on student loans that exceeds the special allowance support levels applicable to such loans.

Special allowance payments are available on variable rate PLUS Loans and SLS Loans only if the variable rate, which is reset annually, exceeds the applicable maximum borrower rate. The variable rate is based on the weekly average one-year constant maturity Treasury yield for loans made before July 1, 1998 and based on the 91-day Treasury bill for loans made on or after July 1, 1998. The maximum borrower rate for these loans is between 9% and 12%. Effective July 1, 2006, this limitation on special allowance payments for PLUS Loans made on and after January 1, 2000 was repealed.

Fees

Origination Fee. An origination fee must be paid to the Department of Education for all Stafford and PLUS Loans originated in the FFELP. An origination fee is not paid on a Consolidation Loan. A 3% origination fee must be deducted from the amount of each PLUS Loan.

An origination fee may be, but is not required to be, deducted from the amount of a Stafford Loan according to the following table:

Date of First Disbursement	Maximum Origination Fee
Before 07/01/06…………………………………	3.0%
From 07/01/06 through 06/30/07…………….	2.0%
From 07/01/07 through 06/30/08……………	1.5%
From 07/01/08 through	1.0%

06/30/09…………….

From 07/01/09 through   0.5%
06/30/10…………….

From 07/01/10 and   0.0%
after……………………...

Federal Default Fee. A federal default fee up to 1% (previously called an insurance premium) may be, but is not required to be, deducted from the amount of a Stafford or PLUS Loan. A federal default fee is not deducted from the amount of a Consolidation Loan.

Lender Loan Fee. A lender loan fee is paid to the Department of Education on the amount of each loan disbursement of all FFELP loans. For loans disbursed from October 1, 1993 to September 30, 2007, the fee was 0.50% of the loan amount. The fee increased to 1% of the loan amount for loans disbursed on or after October 1, 2007.

Loan Rebate Fee. A loan rebate fee of 1.05% is paid annually on the unpaid principal and interest of each Consolidation Loan disbursed on or after October 1, 1993. This fee was reduced to 0.62% for loans made from October 1, 1998 to January 31, 1999.

Stafford Loan Program

For Stafford Loans, the Higher Education Act provided for:

- federal reimbursement of Stafford Loans made by eligible lenders to qualified students;

- federal interest subsidy payments on Subsidized Stafford Loans paid by the Department of Education to holders of the loans in lieu of the borrowers' making interest payments during in-school, grace and deferment periods; and

- special allowance payments representing an additional subsidy paid by the Department of Education to the holders of eligible Stafford Loans.

We refer to all three types of assistance as "federal assistance."

Interest. The borrower's interest rate on a Stafford Loan can be fixed or variable. Stafford Loan interest rates are presented below.

Trigger Date	Borrower Rate	Maximum Borrower Rate	Interest Rate Margin
Before 10/01/81	7%	N/A	N/A
From 01/01/81 through 09/12/83.........	9%	N/A	N/A
From 09/13/83 through 06/30/88.........	8%	N/A	N/A
From 07/01/88 through 09/30/92.........	8% for 48 months; thereafter, 91-day	8% for 48 months, then 10%	3.25% for loans made before 7/23/92 and for

Trigger Date	Borrower Rate	Maximum Borrower Rate	Interest Rate Margin
	Treasury + Interest Rate Margin		loans made on or before 10/1/92 to new student borrowers; 3.10% for loans made after 7/23/92 and before 7/1/94 to borrowers with outstanding FFELP loans
From 10/01/92 through 06/30/94.........	91-day Treasury + Interest Rate Margin	9%	3.10%
From 07/01/94 through 06/30/95.........	91-day Treasury + Interest Rate Margin	8.25%	3.10%
From 07/01/95 through 06/30/98.........	91-day Treasury + Interest Rate Margin	8.25%	2.50% (In-School, Grace or Deferment); 3.10% (Repayment)
From 07/01/98 through 06/30/06.........	91-day Treasury + Interest Rate Margin	8.25%	1.70% (In-School, Grace or Deferment); 2.30% (Repayment)
From 07/01/06 through 06/30/08.........	6.8%	N/A	N/A
From 07/01/08 through 06/30/09……...	6.0% for undergraduate subsidized loans; and 6.8% for unsubsidized loans and graduate subsidized loans	6.0%, 6.8%	N/A
From 07/01/09 through 06/30/10……...	5.6% for undergraduate subsidized loans; and 6.8% for unsubsidized loans and graduate loans	5.6%, 6.8%	N/A

The rate for variable rate Stafford Loans applicable for any 12-month period beginning on July 1 and ending on June 30 is determined on the preceding June 1 and is equal to the *lesser* of:

- the applicable maximum borrower rate

and

- the sum of

  - the bond equivalent rate of 91-day Treasury bills auctioned at the final auction held before that June 1,

and

  - the applicable interest rate margin.

Interest Subsidy Payments. The Department of Education is responsible for paying interest on Subsidized Stafford Loans:

- while the borrower is a qualified student,

- during the grace period, and

- during prescribed deferment periods.

The Department of Education makes quarterly interest subsidy payments to the owner of a Subsidized Stafford Loan in an amount equal to the interest that accrues on the unpaid balance of that loan before repayment begins or during any deferral periods. The Higher Education Act provides that the owner of an eligible Subsidized Stafford Loan has a contractual right against the United States to receive interest subsidy and special allowance payments. However, receipt of interest subsidy and special allowance payments is conditioned on compliance with the requirements of the Higher Education Act, including the following:

- satisfaction of need criteria, and

- continued eligibility of the loan for federal insurance or reinsurance.

If the loan is not held by an eligible lender in accordance with the requirements of the Higher Education Act and the applicable guarantee agreement, the loan may lose its eligibility for federal assistance.

Lenders generally receive interest subsidy payments within 45 days to 60 days after the submission of the applicable data for any given calendar quarter to the Department of Education. However, there can be no assurance that payments will, in fact, be received from the Department of Education within that period.

Loan Limits. The Higher Education Act generally requires that lenders disburse student loans in at least two equal disbursements. The Higher Education Act limits the amount a student can borrow in any academic year. The following chart shows current and historic loan limits.

	Dependent Students			Independent Students			
Borrower's Academic Level	Subsidized and Unsubsidized on or after 10/1/93	Subsidized and Unsubsidized on or after 7/1/07	Subsidized and Unsubsidized on or after 7/1/08	Additional Unsubsidized only on or after 7/1/94	Additional Unsubsidized only on or after 7/1/07	Additional Unsubsidized only on or after 7/1/08	Maximum Annual Total Amount
Undergraduate (per year):							
1st year	$ 2,625	$ 3,500	$ 5,500	$ 4,000	$ 4,000	$ 4,000	$ 9,500
2nd year	$ 3,500	$ 4,500	$ 6,500	$ 4,000	$ 4,000	$ 4,000	$ 10,500
3rd year and above	$ 5,500	$ 5,500	$ 7,500	$ 5,000	$ 5,000	$ 5,000	$ 12,500
Graduate (per year)	$ 8,500	$ 8,500	$ 8,500	$10,000	$12,000	$12,000	$ 20,500
Aggregate Limit:							
Undergraduate	$23,000	$23,000	$31,000	$23,000	$23,000	$26,500	$ 57,500
Graduate (including undergraduate)	$65,500	$65,500	$65,500	$73,000	$73,000	$73,000	$138,500

For the purposes of the table above:

- The loan limits include both FFELP and Federal Direct Lending Program (FDLP) loans.

- The amounts in the final column represent the combined maximum loan amount per year for Subsidized and Unsubsidized Stafford Loans. Accordingly, the maximum amount that a student may borrow under an Unsubsidized Stafford Loan is the difference between the combined maximum loan amount and the amount the student received in the form of a Subsidized Stafford Loan.

- Independent undergraduate students, graduate students and professional students may borrow the additional amounts shown in the third and fourth columns. Dependent undergraduate students may also receive these additional loan amounts if their parents are unable to provide the family contribution amount and cannot qualify for a PLUS Loan.

- Students attending certain medical schools are eligible for $38,500 annually and $189,000 in the aggregate.

- The annual loan limits are sometimes reduced when the student is enrolled in a program of less than one academic year or has less than a full academic year remaining in his program.

Repayment. Repayment of principal on a Stafford Loan does not begin while the borrower remains a qualified student, but only after a 6-month grace period. In general, each loan must be scheduled for repayment over a period of not more than 10 years after repayment begins. New borrowers on or after October 7, 1998 who accumulate FFELP loans totaling more than $30,000 in principal and unpaid interest are entitled to extend repayment for up to 25 years, subject to minimum repayment amounts. Consolidation Loan borrowers may be scheduled for repayment up to 30 years depending on the borrower's indebtedness. Outlined in the table below are the maximum repayment periods available based on the outstanding FFELP indebtedness.

Outstanding FFELP Indebtedness	Maximum Repayment Period
$7,500-$9,999	12 Years
$10,000-$19,999	15 Years
$20,000-$30,000	20 Years
$30,001-$59,999	25 Years
$60,000 or more	30 Years

Note: Maximum repayment period excludes authorized periods of deferment and forbearance.

In addition to the outstanding FFELP indebtedness requirements described above, the Higher Education Act currently requires minimum annual payments of $600, unless the borrower and the lender agree to lower payments, except that negative

amortization is not allowed. The Higher Education Act and related regulations require lenders to offer a choice among standard, graduated, income-sensitive and extended repayment schedules, if applicable, to all borrowers entering repayment. The 2007 legislation introduced an income-based repayment plan on July 1, 2009 that a student borrower may elect during a period of partial financial hardship and have annual payments that do not exceed 15% of the amount by which adjusted gross income exceeds 150% of the poverty line. The Secretary repays or cancels any outstanding principal and interest under certain criteria after 25 years.

Grace Periods, Deferral Periods and Forbearance Periods. After the borrower stops pursuing at least a half-time course of study, he generally must begin to repay principal of a Stafford Loan following the grace period. However, no principal repayments need be made, subject to some conditions, during deferment and forbearance periods.

For borrowers whose first loans are disbursed on or after July 1, 1993, repayment of principal may be deferred while the borrower returns to school at least half-time. Additional deferrals are available, when the borrower is:

- enrolled in an approved graduate fellowship program or rehabilitation program;

- seeking, but unable to find, full-time employment, subject to a maximum deferment of three years; or

- having an economic hardship, as defined in the Higher Education Act, subject to a maximum deferment of three years; or

- serving on active duty during a war or other military operation or national emergency, or performing qualifying National Guard duty during a war or other military operation or national emergency, subject to a maximum deferral period of three years, and effective July 1, 2006 on loans made on or after July 1, 2001.

The Higher Education Act also permits, and in some cases requires, "forbearance" periods from loan collection in some circumstances. Interest that accrues during a forbearance period is never subsidized. When a borrower ends forbearance and enters repayment, the account is considered current. When a borrower exits grace, deferment or forbearance, any interest that has not been subsidized is generally capitalized and added to the outstanding principal amount.

PLUS and SLS Loan Programs

The Higher Education Act authorizes PLUS Loans to be made to parents of eligible dependent students and graduate and professional students and previously authorized SLS Loans to be made to the categories of students now served by the Unsubsidized Stafford Loan program. Borrowers who have no adverse credit history or

who are able to secure an endorser without an adverse credit history are eligible for PLUS Loans, as well as some borrowers with extenuating circumstances. The basic provisions applicable to PLUS and SLS Loans are similar to those of Stafford Loans for federal insurance and reinsurance. However, interest subsidy payments are not available under the PLUS and SLS programs and, in some instances, special allowance payments are more restricted.

Loan Limits. PLUS and SLS Loans disbursed before July 1, 1993 were limited to $4,000 per academic year with a maximum aggregate amount of $20,000. The annual loan limits for SLS Loans disbursed on or after July 1, 1993 range from $4,000 for first and second year undergraduate borrowers to $10,000 for graduate borrowers, with a maximum aggregate amount of $23,000 for undergraduate borrowers and $73,000 for graduate and professional borrowers.

The annual and aggregate amounts of PLUS Loans first disbursed on or after July 1, 1993 are limited only to the difference between the cost of the student's education and other financial aid received, including scholarship, grants and other student loans.

Interest. The interest rates for PLUS Loans and SLS Loans are presented in the chart below.

For PLUS or SLS Loans that bear interest based on a variable rate, the rate is set annually for 12-month periods, from July 1 through June 30, on the preceding June 1 and is equal to the lesser of:

- the applicable maximum borrower rate

and

- the sum of:

  - the applicable 1-year Index or the bond equivalent rate of 91-day Treasury bills, as applicable,

  and

  - the applicable interest rate margin.

Under current law, PLUS Loans with a first disbursement on or after July 1, 2006 will return to a fixed annual interest rate of 8.5%.

Until July 1, 2001, the 1-year index was the bond equivalent rate of 52-week Treasury bills auctioned at the final auction held prior to each June 1. Beginning July 1, 2001, the 1-year index is the weekly average 1-year constant maturity Treasury, as published by the Board of Governors of the Federal Reserve System, for the last calendar week ending on or before the June 26 immediately preceding the July 1 reset date.

Trigger Date	Borrower Rate	Maximum Borrower Rate	Interest Rate Margin
Before 10/01/81..............................	9%	N/A	N/A
From 10/01/81 through 10/30/82	14%	N/A	N/A
From 11/01/82 through 06/30/87	12%	N/A	N/A
From 07/01/87 through 09/30/92	1-year Index + Interest Rate Margin	12%	3.25%
From 10/01/92 through 06/30/94	1-year Index + Interest Rate Margin	PLUS 10%, SLS 11%	3.10%
From 07/01/94 through 06/30/98	1-year Index + Interest Rate Margin	9%	3.10%
From 07/01/98 through 06/30/06	91-day Treasury + Interest Rate Margin	9%	3.10%
From 07/01/06.................................	8.5%	8.5%	N/A

A holder of a PLUS or SLS Loan is eligible to receive special allowance payments during any quarter if:

- the borrower rate is set at the maximum borrower rate and

- the sum of the average of the bond equivalent rates of 91-day Treasury bills auctioned during that quarter and the applicable interest rate margin exceeds the maximum borrower rate.

Effective July 1, 2006, this limitation on special allowance payments for PLUS Loans made on or after January 1, 2000 was repealed.

Repayment; Deferments. Borrowers begin to repay principal on their PLUS and SLS Loans no later than 60 days after the final disbursement, unless they use deferment available for the in-school period and the six-month post enrollment period. Deferment and forbearance provisions, maximum loan repayment periods, repayment plans and minimum payment amounts for PLUS and SLS loans are generally the same as those for Stafford Loans.

Consolidation Loan Program

The enactment of HCERA ended new originations under the FFELP consolidation program, effective July 1, 2010. Previously, the Higher Education Act authorized a program under which borrowers could consolidate one or more of their student loans into a single Consolidation Loan that was insured and reinsured on a basis similar to Stafford and PLUS Loans. Consolidation Loans were made in an amount sufficient to pay outstanding principal, unpaid interest, late charges and collection costs on all federally reinsured student loans incurred under the FFELP that the borrower selects for consolidation, as well as loans made under various other federal student loan programs and loans made by different lenders. In general, a borrower's eligibility to consolidate its federal student loans ends upon receipt of a Consolidation Loan. With the end of new FFELP originations, borrowers with multiple loans, including FFELP loans, may only consolidate their loans under the FDLP.

Consolidation Loans made on or after July 1, 1994 have no minimum loan amount. Consolidation Loans for which an application was received on or after January 1, 1993 but before July 1, 1994 were available only to borrowers who had aggregate outstanding student loan balances of at least $7,500. For applications received before January 1, 1993, Consolidation Loans were available only to borrowers who had aggregate outstanding student loan balances of at least $5,000.

To obtain a FFELP Consolidation Loan, the borrower must be either in repayment status or in a grace period before repayment begins. For applications received on or after January 1, 1993, delinquent or defaulted borrowers are eligible to obtain Consolidation Loans if they re-enter repayment through loan consolidation. Prior to July 1, 2006, married couples who agreed to be jointly and severally liable could apply for one Consolidation Loan. In some cases, borrowers may enter repayment status while still in school and thereby become eligible to obtain a Consolidation Loan.

Consolidation Loans bear interest at a fixed rate equal to the greater of the weighted average of the interest rates on the unpaid principal balances of the consolidated loans and 9% for loans originated before July 1, 1994. For Consolidation Loans made on or after July 1, 1994 and for which applications were received before November 13, 1997, the weighted average interest rate is rounded up to the nearest whole percent. Consolidation Loans made on or after July 1, 1994 for which applications were received on or after November 13, 1997 through September 30, 1998 bear interest at the annual variable rate applicable to Stafford Loans subject to a cap of 8.25%. Consolidation Loans for which the application is received on or after October 1, 1998 bear interest at a fixed rate equal to the lesser of (i) the weighted average interest rate of the loans being consolidated rounded up to the nearest one-eighth of one percent or (ii) 8.25%.

The 1998 reauthorization maintained interest rates for borrowers of Federal Direct Consolidation Loans whose applications were received prior to February 1, 1999 at 7.46%, which rates are adjusted annually based on a formula equal to the 91-day Treasury bill rate plus 2.3%. The borrower interest rates on Federal Direct Consolidation

Loans for borrowers whose applications were received on or after February 1, 1999 and before July 1, 2006 is a fixed rate equal to the lesser of the weighted average of the interest rates of the loans consolidated, adjusted up to the nearest one-eighth of one percent, and 8.25%. This is the same rate that the 1998 legislation set on FFELP Consolidation Loans for borrowers whose applications are received on or after October 1, 1998 and before July 1, 2006. The 1998 legislation, as modified by the 1999 act and in 2002, set the special allowance payment rate for FFELP Consolidation Loans at the three-month commercial paper (financial) rate plus 2.64% for loans disbursed on or after January 1, 2000 and before July 1, 2006. Public Law 112-74, dated December 23, 2011, allows FFELP lenders to make an election to permanently change the index for special allowance payment calculations on all FFELP loans in the lender's portfolio (with certain exceptions) disbursed after January 1, 2000 from the three-month commercial paper (financial) rate to the one-month LIBOR index, commencing with the special allowance payment calculations for the calendar quarter beginning on April 1, 2012. Lenders of FFELP Consolidation Loans pay a reinsurance fee to the U.S. Department of Education. All other guarantee fees may be passed on to the borrower.

Interest on Consolidation Loans accrues and, for applications received before January 1, 1993, is paid without interest subsidy by the Department of Education. For Consolidation Loans for which applications were received between January 1, 1993 and August 10, 1993, all interest of the borrower is paid during all deferment periods. Consolidation Loans for which applications were received on or after August 10, 1993 are subsidized only if all of the underlying loans being consolidated were Subsidized Stafford Loans. In the case of Consolidation Loans made on or after November 13, 1997, the portion of a Consolidation Loan that is comprised of Subsidized Stafford Loans retains subsidy benefits during deferment periods.

No insurance premium is charged to a borrower or a lender in connection with a Consolidation Loan. However, FFELP lenders must pay an origination fee to the Department of Education of 0.50% on principal of Consolidation Loans disbursed and a monthly rebate fee to the Department of Education at an annualized rate of 1.05% on principal of and interest on Consolidation Loans disbursed on or after October 1, 1993, or at an annualized rate of 0.62% for Consolidation Loan applications received between October 1, 1998 and January 31, 1999. The rate for special allowance payments for Consolidation Loans is determined in the same manner as for other FFELP loans.

A borrower must begin to repay his Consolidation Loan within 60 days after his consolidated loans have been disbursed. For applications received on or after January 1, 1993, repayment schedule options include graduated or income-sensitive repayment plans. Loans are repaid over periods determined by the sum of the Consolidation Loan and the amount of the borrower's other eligible student loans outstanding. The lender may, at its option, include graduated and income-sensitive repayment plans in connection with student loans for which the applications were received before that date. The maximum maturity schedule is 30 years for indebtedness of $60,000 or more.

Guaranty Agencies under the FFELP

Under the FFELP, guaranty agencies guarantee loans made by eligible lending institutions, paying claims from "Federal student loan reserve funds." Student loans are guaranteed as to 100% of principal and accrued interest against death or discharge. The guarantor also pays 100% of the unpaid principal and accrued interest on PLUS Loans, where the student on whose behalf the loan was borrowed dies.

FFELP loans are also insured against default, with the percent insured dependent on the date of the related loan's disbursement. For loans made prior to October 1, 1993, lenders are insured against default for 100% of principal and accrued interest. For loans disbursed from October 1, 1993 through June 30, 2006, lenders are insured against default for 98% of principal and accrued interest. For loans disbursed on or after July 1, 2006, lenders are insured against default for 97% of principal and accrued interest.

The Department of Education reinsures guarantors for amounts paid to lenders on loans that are discharged or defaulted. The reimbursement rate on discharged loans is for 100% of the amount paid to the holder. The reimbursement rate for defaulted loans decreases as a guarantor's default rate increases. The first trigger for a lower reinsurance rate is when the amount of defaulted loan reimbursements exceeds 5% of the amount of all loans guaranteed by the agency in repayment status at the beginning of the federal fiscal year. The second trigger is when the amount of defaults exceeds 9% of the loans in repayment. Guaranty agency reinsurance rates are presented in the table below.

Claims Paid Date	Maximum	5% Trigger	9% Trigger
Before October 1, 1993	100%	90%	80%
October 1, 1993 — September 30, 1998.........	98%	88%	78%
On or after October 1, 1998	95%	85%	75%

After the Department of Education reimburses a guarantor for a default claim, the guaranty agency attempts to collect the loan from the borrower. However, the Department of Education requires that the defaulted guaranteed loans be assigned to it when the guaranty agency is not successful. A guaranty agency also refers defaulted loans to the Department of Education to "offset" any federal income tax refunds or other federal reimbursement that may be due the borrowers. Some states have similar offset programs.

To be eligible for federal reinsurance, FFELP loans must meet the requirements of the Higher Education Act and the regulations issued thereunder. Generally, these regulations require that lenders determine whether the applicant is an eligible borrower attending an eligible institution, explain to borrowers their responsibilities under the loan, ensure that the promissory notes evidencing the loan are executed by the borrower, and disburse the loan proceeds as required. After the loan is made, the lender must establish repayment terms with the borrower, properly administer deferrals and forbearances, credit the borrower for payments made, and report the loan's status to

credit reporting agencies. If a borrower becomes delinquent in repaying a loan, a lender must perform collection procedures that vary depending upon the length of time a loan is delinquent. The collection procedures consist of telephone calls, demand letters, skiptracing procedures and requesting assistance from the guaranty agency.

A lender may submit a default claim to the guaranty agency after the related student loan has been delinquent for at least 270 days. The guaranty agency must review and pay the claim within 90 days after the lender filed it. The guaranty agency will pay the lender interest accrued on the loan for up to 450 days after delinquency. The guaranty agency must file a reimbursement claim with the Secretary within 30 days after the guaranty agency paid the lender for the default claim. Following payment of claims, the guaranty agency endeavors to collect the loan. Guaranty agencies also must meet statutory and regulatory requirements for collecting loans.

Student Loan Discharges

FFELP loans are not generally dischargeable in bankruptcy. Under the United States Bankruptcy Code, before a student loan may be discharged, the borrower must demonstrate that repaying it would cause the borrower or his family undue hardship. When a FFELP borrower files for bankruptcy, collection of the loan is suspended during the time of the proceeding. If the borrower files under the "wage earner" provisions of the United States Bankruptcy Code or files a petition for discharge on the grounds of undue hardship, then the lender transfers the loan to the guaranty agency which guaranteed that loan and that agency then participates in the bankruptcy proceeding. When the proceeding is complete, unless there was a finding of undue hardship, the loan is transferred back to the lender and collection resumes.

Student loans are discharged if the borrower dies or becomes totally and permanently disabled. A physician must certify eligibility for discharge due to disability. This discharge is conditional for the first three years; if a borrower recovers sufficiently during that period to earn a reasonable income, the borrower must resume repayment. Effective January 29, 2007, discharge eligibility was extended to survivors of eligible public servants and certain other eligible victims of the September 11, 2001 terrorist attacks on the United States.

If a school closes while a student is enrolled, or within 90 days after the student withdrew, loans made for that enrollment period are discharged. If a school falsely certifies that a borrower is eligible for the loan, the loan may be discharged, and if a school fails to make a refund to which a student is entitled, the loan is discharged to the extent of the unpaid refund. Effective July 1, 2006, a loan is also eligible for discharge if it is determined that the borrower's eligibility for the loan was falsely certified as a result of a crime of identity theft.

Rehabilitation of Defaulted Loans

The Department of Education is authorized to enter into agreements with a guaranty agency under which such guaranty agency may sell defaulted loans that are eligible for rehabilitation to an eligible lender. For a loan to be eligible for rehabilitation the related guaranty agency must have received reasonable and affordable payments originally for 12 months which was reduced to 9 payments in 10 months effective July 1, 2006, and then the borrower may request that the loan be rehabilitated. Because monthly payments are usually greater after rehabilitation, not all borrowers opt for rehabilitation. Upon rehabilitation, a borrower is again eligible for all the benefits under the Higher Education Act for which he or she is not eligible as a borrower on a defaulted loan, such as new federal aid, and the negative credit record is expunged. No student loan may be rehabilitated more than once.

The July 1, 2009 technical corrections made to the Higher Education Act under H.R. 1777, Public Law 111-39 provide authority, between July 1, 2009 through September 30, 2011, for a guaranty agency to assign a defaulted loan to the Department of Education depending on market conditions.

Guarantor Funding

In addition to administering the federal reserve funds, from which claims are paid, guaranty agencies are charged with responsibility for maintaining records on all loans which they have insured ("account maintenance"), assisting lenders to prevent default by delinquent borrowers ("default aversion"), post-default loan administration and collections and program awareness and oversight. These activities are funded by revenues from the following statutorily prescribed sources plus earnings on investments.

Source	Basis
Insurance Premium	Up to 1% of the principal amount guaranteed, withheld from the proceeds of each loan disbursement
Loan Processing and Issuance Fee	0.40% of the principal amount guaranteed, paid by the Department of Education
Account Maintenance Fee	Originally 0.10%, which was reduced to 0.06% on October 1, 2007, of the original principal amount of loans outstanding, paid by the Department of Education
Default Aversion Fee	1% of the outstanding amount of loans submitted by a lender for default aversion assistance, minus 1% of the unpaid principal and interest paid on default claims, which is paid once per loan by transfers out of the Student Loan Reserve Fund

Source	Basis
Collection Retention Fee	16% of the amount collected on loans on which reinsurance has been paid (10% or 18.5% of the amount collected for a defaulted loan that is purchased by a lender for consolidation or rehabilitation, respectively), withheld from gross receipts

The Higher Education Act requires guaranty agencies to establish two funds: a Federal Student Loan Reserve Fund and an Agency Operating Fund. The Federal Student Loan Reserve Fund contains the payments received from the Department of Education and insurance premiums. The fund is federal property and its assets may be used only to pay Default Aversion Fees. Collection fees on defaulted loans are deposited into the Agency Operating Fund. The Agency Operating Fund is the guaranty agency's property and is not subject to strict limitations on its use.

United States Department of Education Oversight

If the Department of Education determines that a guarantor is unable to meet its insurance obligations, the holders of loans insured by that guaranty agency may submit claims directly to the Department of Education and the Department of Education is required to pay the full reimbursement amounts due, in accordance with claim processing standards no more stringent than those applied by the affected guaranty agency. However, the Department of Education's obligation to pay guarantee claims directly in this fashion is contingent upon the Department of Education determining a guaranty agency is unable to meet its obligations. While there have been situations where the Department of Education has made such determinations regarding affected guaranty agencies, there can be no assurances as to whether the Department of Education must make such determinations in the future or whether payments of reimbursement amounts would be made in a timely manner.

Recent Developments

For each series of notes, this prospectus will describe any recent developments that are material to your class of notes.

Global Clearance, Settlement and
Tax Documentation Procedures

Except in some limited circumstances, the notes offered under this prospectus will be available only in book-entry form as "Global Securities." Investors in the Global Securities may hold them through DTC or, if applicable, Clearstream, Luxembourg or Euroclear. The Global Securities are tradable as home market instruments in both the European and U.S. domestic markets. Initial settlement and all secondary trades will settle in same-day funds.

Secondary market trading between investors holding Global Securities through Clearstream, Luxembourg and Euroclear will be conducted in the ordinary way in accordance with their normal rules and operating procedures and in accordance with conventional Eurobond practice.

Secondary market trading between investors holding Global Securities through DTC will be conducted according to the rules and procedures applicable to U.S. corporate debt obligations.

Secondary cross-market trading between Clearstream, Luxembourg or Euroclear and DTC participants holding Securities will be effected on a delivery-against-payment basis through the depositaries of Clearstream, Luxembourg and Euroclear and as participants in DTC.

Non-U.S. holders of Global Securities will be exempt from U.S. withholding taxes, provided that the holders meet specific requirements and deliver appropriate U.S. tax documents to the securities clearing organizations or their participants.

Initial Settlement

All U.S. Dollar denominated Global Securities will be held in book-entry form by DTC in the name of Cede & Co., as nominee of DTC. Investors' interests in the U.S. Dollar denominated Global Securities will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. As a result, Clearstream, Luxembourg and Euroclear will hold positions in U.S. Dollar denominated Global Securities on behalf of their participants through their respective depositaries, which in turn will hold positions in accounts as participants of DTC.

All non-U.S. Dollar denominated Global Securities will be held in book-entry form by a common depositary for Clearstream, Luxembourg and Euroclear in the name of a nominee to be selected by the common depositary. Investors' interests in the non-U.S. Dollar denominated Global Securities will be represented through financial institutions acting on their behalf as direct and indirect participants in Clearstream, Luxembourg or Euroclear. As a result, DTC will hold positions in the non-U.S. Dollar denominated Global Securities on behalf of its participants through its depositaries, which in turn will hold positions in accounts as participants of Clearstream, Luxembourg or Euroclear.

Investors electing to hold their Global Securities through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. Investor securities custody accounts will be credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their Global Securities through Clearstream, Luxembourg or Euroclear accounts will follow the settlement procedures applicable to conventional Eurobonds, except that there will be no temporary global security and no "lock-up" or restricted period. Global Securities will be credited to the securities custody accounts on the settlement date against payment in same-day funds.

Secondary Market Trading

Since the purchase determines the place of delivery, it is important to establish at the time of the trade where both the purchaser's and the depositor's accounts are located to ensure that settlement can be made on the desired value date.

Trading between DTC participants. Secondary market trading between DTC participants will be settled using the procedures applicable to U.S. corporate debt issues in same-day funds.

Trading between Clearstream, Luxembourg and/or Euroclear participants. Secondary market trading between Clearstream, Luxembourg participants and/or Euroclear participants will be settled using the procedures applicable to conventional Eurobonds in same-day funds.

Trading between DTC seller and Clearstream, Luxembourg or Euroclear purchaser. When Global Securities are to be transferred from the account of a DTC participant to the account of a Clearstream, Luxembourg participant or a Euroclear participant, the purchaser will send instructions to Clearstream, Luxembourg or Euroclear through a participant at least one business day before settlement. Clearstream, Luxembourg or Euroclear will instruct the applicable depositary to receive the Global Securities against payment. Payment will include interest accrued on the Global Securities from and including the last coupon payment date to and excluding the settlement date. Payment will then be made by the respective depositary to the DTC participant's account against delivery of the Global Securities.

Securities. After settlement has been completed, the Global Securities will be credited to the applicable clearing system and by the clearing system, in accordance with its usual procedures, to the Clearstream, Luxembourg participant's or Euroclear participant's account. The Global Securities credit will appear the next day (European time) and the cash debit will be back-valued to, and the interest on the Global Securities will accrue from, the value date, which would be the preceding day when settlement occurred in New York. If settlement is not completed on the intended value date so that the trade fails, the Clearstream, Luxembourg or Euroclear cash debit will be valued instead as of the actual settlement date.

Clearstream, Luxembourg participants and Euroclear participants will need to make available to the clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to preposition funds for settlement,

either from cash on hand or existing lines of credit, as they would for any settlement occurring within Clearstream, Luxembourg or Euroclear. Under this approach, they may take on credit exposure to Clearstream, Luxembourg or Euroclear until the Global Securities are credited to their accounts one day later.

As an alternative, if Clearstream, Luxembourg or Euroclear has extended a line of credit to them, participants can elect not to preposition funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Clearstream, Luxembourg participants or Euroclear participants purchasing Global Securities would incur overdraft charges for one day, assuming they cleared the overdraft when the Global Securities were credited to their accounts. However, interest on the Global Securities would accrue from the value date. Therefore, in many cases the investment income on the Global Securities earned during that one-day period may substantially reduce or offset the amount of the overdraft charges, although this result will depend on each participant's particular cost of funds.

Since the settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending Global Securities to the applicable depositary for the benefit of Clearstream, Luxembourg participants or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant a cross-market transaction will settle no differently than a trade between two DTC participants.

Trading between Clearstream, Luxembourg or Euroclear seller and DTC purchaser. Due to time zone differences in their favor, Clearstream, Luxembourg and Euroclear participants may employ their customary procedures for transactions in which Global Securities are to be transferred by the respective clearing system, through the respective depositary, to a DTC participant. The depositor will send instructions to Clearstream, Luxembourg or Euroclear through a participant at least one business day before settlement. In this case, Clearstream, Luxembourg or Euroclear will instruct the applicable depositary to deliver the securities to the DTC participant's account against payment. Payment will include interest accrued on the Global Securities from and including the last coupon payment date to and excluding the settlement date. The payment will then be reflected in the account of the Clearstream, Luxembourg participant or Euroclear participant the following day, and receipt of the cash proceeds in the Clearstream, Luxembourg or Euroclear participant's account would be back-valued to the value date, which would be the preceding day, when settlement occurred in New York. Should the Clearstream, Luxembourg or Euroclear participant have a line of credit with its clearing system and elect to be in debit in anticipation of receipt of the sale proceeds in its account, the back-valuation will extinguish any overdraft charges incurred over that one-day period. If settlement is not completed on the intended value date so that the trade fails, receipt of the cash proceeds in the Clearstream, Luxembourg or Euroclear participant's account would instead be valued as of the actual settlement date.

Finally, day traders that use Clearstream, Luxembourg or Euroclear and that purchase Global Securities from DTC Participants for delivery to Clearstream,

Luxembourg participants or Euroclear participants should note that these trades would automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

- borrowing through Clearstream, Luxembourg or Euroclear for one day until the purchase side of the day trade is reflected in their Clearstream, Luxembourg or Euroclear accounts, in accordance with the clearing system's customary procedures;

- borrowing the Global Securities in the U.S. from a DTC participant no later than one day before settlement, which would give the Global Securities sufficient time to be reflected in their Clearstream, Luxembourg or Euroclear account in order to settle the sale side of the trade; or

- staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day before the value date for the sale to the Clearstream, Luxembourg participant or Euroclear participant.

U.S. Federal Income Tax Documentation Requirements

A holder of Global Securities may be subject to U.S. withholding tax (currently at 30%), or U.S. backup withholding tax (currently at 28%), as appropriate, on payments of interest, including original issue discount, on registered debt issued by U.S. persons, unless:

- each clearing system, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business in the chain of intermediaries between the beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements, and

- that holder takes one of the following steps to obtain an exemption or reduced tax rate:

    1. Exemption for non-U.S. person—Form W-8BEN or Form W-8BEN-E. Non-U.S. persons that are beneficial owners can obtain a complete exemption from the withholding tax. To obtain this exemption, they are generally required to file a signed Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals)) or Form W-8BEN-E (Certificate of Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities)).

    2. Exemption for non-U.S. persons with effectively connected income—Form W-8ECI. A non-U.S. person, including a non-U.S. corporation or partnership, for which the income is effectively connected with its conduct of a trade or business in the United States, can obtain an exemption from the withholding tax with respect to the notes by filing Form W-8ECI (Certificate of Foreign

Person's Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States).

3. Exemption or reduced rate for non-U.S. persons resident in treaty countries — Form W-8BEN or Form W-8BEN-E. Non-U.S. persons that are beneficial owners residing in a country that has a tax treaty with the United States can obtain an exemption or reduced tax rate, depending on the treaty terms, by filing Form W-8BEN or Form W-8BEN-E.

4. Exemption for U.S. persons—Form W-9. U.S. persons can obtain a complete exemption from the withholding tax by filing Form W-9 (Request for Taxpayer Identification Number and Certification) certifying that they are not subject to U.S. backup withholding tax.

If the information shown on the applicable certification changes, new certification must be filed within 30 days of the change.

U.S. Federal Income Tax Reporting Procedure. The Global Securityholder or his agent files by submitting the appropriate form to the person through which he holds. This is the clearing agency, in the case of persons holding directly on the books of the clearing agency. Form W-8BEN, Form W-8BEN-E, and Form W-8ECI are generally effective from the date the form is signed to the last day of the third succeeding calendar year unless a change in circumstances makes any information on the form incorrect.

For these purposes, a U.S. person is:

- a citizen or individual resident of the United States,

- a corporation or partnership, including an entity treated as such for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia,

- an estate the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source, or

- a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

To the extent provided in Treasury regulations, some trusts in existence on August 20, 1996, and treated as U.S. persons before that date, that elect to continue to be treated as U.S. persons, will be U.S. persons and not foreign persons.

This discussion does not deal with all aspects of U.S. federal income tax withholding that may be relevant to foreign holders of the Global Securities. Investors are advised to consult their own tax advisors for specific tax advice concerning their holding and disposing of the Global Securities.

Health Education Assistance Loan Program

From fiscal year 1978 through fiscal year 1998, the Health Education Assistance Loan (HEAL) Program ("HEAL Program" and each loan made under such program, a "HEAL Loan") insured loans made by participating lenders to eligible graduate students in schools of medicine, osteopathy, dentistry, veterinary medicine, optometry, podiatry, public health, pharmacy, chiropractic, or in programs in health administration and clinical psychology. The making of new HEAL Loans was discontinued on September 30, 1998. On July 1, 2014, the HEAL Program was transferred from the U.S. Department of Health and Human Services to the U.S. Department of Education (which we refer to as the Department of Education).

Interest.

The maximum interest that may be charged to the borrower on the unpaid balance of their HEAL Loan may not exceed the average bond-equivalent rate during the prior calendar quarter for 91-day Treasury bills sold at auction, plus three percent, rounded to the next higher 1/8 of one percent. Payment of principal and interest may be deferred during specific eligible periods. The HEAL Program does not provide a subsidy payment for interest. Accrued interest may be compounded not more frequently than annually by adding it to the principal balance of the loan.

Repayment.

Repayment begins the first day of the 10th month after the month the borrower ceases to be a full-time student at an eligible institution. There is a nine-month period before the repayment period begins that is called the "grace period." However, if the borrower becomes an intern or resident in an accredited program within nine full months after leaving an eligible institution, repayment will begin the first day of the 10th month after the borrower ceases to be an intern or a resident. A borrower has between 10 to 25 years to repay the loan after the repayment period begins (including the time that the borrower participates in an authorized deferment program). There is no penalty for prepayment of the loan.

Repayment schedule provisions for a HEAL Loan may vary and affect the total amount to be repaid.

• Lenders and servicers of HEAL Loans must offer a graduated repayment option to borrowers who require smaller payments early in the repayment period.

• Lenders and servicers of HEAL Loans must offer an income contingent loan repayment schedule that, during the first five years of repayment that is based on the borrower's income.

Forbearance.

With respect to HEAL Loans, forbearance is an extension of time for making loan payments or the acceptance of smaller payments than were previously scheduled to prevent a borrower from defaulting. Lenders and servicers of HEAL Loans have the

authority to grant forbearance in six-month increments up to a maximum of three years. Periods of forbearance may be extended beyond three years with the approval of the Department of Education. Any such period would be in addition to the three-year period which lenders and servicers of HEAL Loans may grant themselves. Any period of forbearance granted to a borrower of a HEAL Loan shall not be included in calculating the 25 year loan repayment period for HEAL Loans made on or after October 13, 1992. Lenders and servicers of HEAL Loans must notify each borrower of their right to request forbearance; however, if the lender or servicer of HEAL Loans determines that the default of the borrower is inevitable and that forbearance would be ineffective in preventing default, the lender or servicer is not required to grant forbearance in such instances.

Deferment.

Repayment of principal of, and interest on, a HEAL Loan may be deferred, but interest will continue to accrue during periods of:

• Full-time study at a HEAL eligible institution or at an institution of higher education eligible to participate in the student aid programs authorized under Title IV of the Higher Education Act;

• Up to three years for full time active duty in the United States Armed Forces;

• Up to three years each for service in the Peace Corps, VISTA or the National Health Service Corps.;

• Up to two years for certain fellowship and educational training programs;

• Up to four years for internship and residency training;

• Up to one year for graduates of schools of chiropractic;

• Up to three years for completion of an internship or residency training program in osteopathic general practice, family medicine, general internal medicine, preventive medicine, or general pediatrics and is practicing primary care; and/or

• Up to three years for providing health care services (beginning February 1, 1999) to American Indians and Alaska natives through any health program or facility funded in whole or part by the "Indian Health Service" administered by the U.S. Department of Health and Human Services.

Total and Permanent Disability.

To be considered totally and permanently disabled for purposes of a HEAL Loan, the borrower must be unable to engage in any substantially gainful activity because of a medically determinable impairment that is expected to continue for a long and indefinite period of time or to result in death. A borrower of a HEAL Loan may contact their lender or servicer to discuss their individual situation and obtain the necessary paperwork to submit an application for total and permanent disability.

Diligence.

Lenders and servicers of HEAL Loans must:

• Contact the borrower every six months to notify such borrower of the amount of the related debt;

• Contact the borrower in writing 30 to 60 days before the commencement of the repayment period to establish the repayment terms;

• Contact both the borrower and any endorser (for HEAL Loans originated at such time the related borrower was a minor and could not enter into a legally binding contract under the laws of the related State) at least four times at regular intervals during the first 120 days of any period of delinquency.

• Notify national consumer credit reporting agencies regarding accounts overdue by more than 60 days; and

• Request pre-claim assistance from the HEAL Program via the Department of Education when a borrower is at least 90 days delinquent. (HEAL pre-claim assistance consists of three progressively stronger letters urging the borrower to contact his/her lender or servicer before the lender or lender initiates litigation against the borrower and or endorser.)

Litigation.

Lenders and servicers of HEAL Loans are required to litigate defaulted loans and obtain a judgment against the borrower (or endorser, if applicable) in most cases prior to having the claim paid by the Department of Education (with the Department of Education taking assignment of the judgment). Litigation is not required when the HEAL Loan was made in an amount of less than $5,000 prior to November 4, 1988 or the HEAL Loan was made in an amount of less than $2,500 on or after November 4, 1988 or if the defaulted claim is less than $1,000. Schools may assist in the collection of delinquent HEAL Loans. HEAL Loans are generally exempted from any State or Federal Statute of Limitations provisions which limit the period within which a loan may be collected.

Post-Default Activities.

Borrowers (or endorsers, if applicable) who default on a HEAL Loan are subject to the following actions:

• Having the account referred to a collection agency;

• Referral to the Inspector General, DHHS and the United States Department of Justice ("DOJ");

• Having judgment registered in Federal court by the DOJ for enforced collection;

• Exclusion from Medicare;

• IRS offset against any tax refund; and

• Having their name (if such person has not entered into a settlement agreement) published in the Federal Register for use by organizations authorized by section 709(c)(1) of the Public Health Service Act.

Insurance of HEAL Loans.

The Department of Education currently insures each eligible HEAL Loan held by an approved lender or holder against the related borrower's default, death, total and permanent disability, bankruptcy under chapter 11 or 13 of the Bankruptcy Act, or bankruptcy under chapter 7 of the Bankruptcy Act when the borrower files a complaint to determine the dischargeability of the HEAL Loan. The Department of Education's insurance covers 100% of the HEAL Loan lender's or holder's losses on both unpaid principal and interest, except to the extent that the borrower may have a defense on the loan other than infancy.

Insurance on a HEAL Loan, however, is not unconditional. A lender or holder of a HEAL Loan must submit an application annually to the Department of Education for approval to hold such loans. The Department of Education issues HEAL insurance on the implied representations of the HEAL Loan lender that all the requirements for the initial insurability of the loan have been met. HEAL insurance is further conditioned upon compliance by the holder of the loan with the HEAL statute and regulations, the related lender's or holder's insurance contract, and its own loan management procedures set forth in writing pursuant to related regulations. The insurance contract may contain limits on the duration of the contract and the number or amount of HEAL Loans a lender may make or hold.

PRINCIPAL OFFICES

ISSUING ENTITY

NAVIENT STUDENT LOAN TRUST ____-__

[

]

DEPOSITOR

NAVIENT FUNDING, LLC
2001 Edmund Halley Drive
Reston, Virginia 20191

SPONSOR, SERVICER AND ADMINISTRATOR

NAVIENT SOLUTIONS, INC.
2001 Edmund Halley Drive
Reston, Virginia 20191

ELIGIBLE LENDER TRUSTEE	**[OWNER] [DELAWARE] TRUSTEE**	**INDENTURE TRUSTEE AND PAYING AGENT**
[	[	[
]	]	]

LEGAL ADVISORS TO THE DEPOSITOR, THE TRUST, THE SERVICER AND THE ADMINISTRATOR

MORGAN, LEWIS & BOCKIUS, LLP	RICHARDS, LAYTON & FINGER, P.A.	SHEARMAN & STERLING LLP
399 Park Avenue	920 King Street	801 Pennsylvania Avenue, N.W.
New York, New York 10022	Wilmington, Delaware 19801	Washington, D.C. 20004-2604

LEGAL ADVISORS TO THE UNDERWRITERS

CADWALADER, WICKERSHAM & TAFT LLP	SHEARMAN & STERLING LLP
700 Sixth Street, N.W.	801 Pennsylvania Avenue, N.W.
Washington, D.C. 20001	Washington, D.C. 20004-2604

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG LLP
1676 International Drive, Suite 1200
McLean, Virginia 22102

Navient Student Loan Trust 20__-__
Issuing Entity

$ _____ [Floating] Rate Class A-1 Student Loan-Backed Notes
$ _____ [Floating] Rate Class A-2A Student Loan-Backed Notes
$ _____ [Fixed] Rate Class A-2B Student Loan-Backed Notes
$ _____ [Floating] Rate Class A-3 Student Loan-Backed Notes
$ _____ [Floating] Rate Class B Student Loan-Backed Notes

Navient Funding, LLC
Depositor

Navient Solutions, Inc.
Sponsor, Servicer and Administrator
_____

Lead Managers

[

]

Co-Managers

[

]
_____

_____, 20__

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

We are not offering the notes in any state or other jurisdiction where the offer is prohibited. Until _____ 20___ (90 days after the date of this prospectus), all dealers effecting transactions in the notes, whether or not participating in this distribution, may be required, if requested by a potential investor, to deliver a written copy of this prospectus. This delivery requirement is in addition to the obligation of dealers to deliver this prospectus, if so requested, when acting as underwriters and with respect to their unsold allotments or subscriptions.